Form 10-K405, Exhibit 13
period 1995-12-31
BT FINANCIAL CORP
filed 1996-04-01
CIK 716459

REPORT OF INDEPENDENT ACCOUNTANTS
                     ---------------------------------

To the Board of Directors and Shareholders of BT Financial Corporation:


     We have audited the accompanying consolidated balance sheet of BT Financial Corporation and affiliates as of December 31, 1995 and 1994 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BT Financial Corporation and affiliates as of December 31, 1995 and 1994 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

As discussed in Notes 1 and 5 to the consolidated financial statements, in 1995, the Corporation changed its method of accounting for loan impairment for certain loans by adopting Financial Accounting Standards Board (FASB) Statement No. 114 "Accounting by Creditors for Impairment of a Loan." Furthermore, as discussed in Notes, 1, 7, and 8 to the consolidated financial statements, in 1993 the Corporation changed its method of accounting for investment securities by adopting FASB Statement No. 115 "Accounting for Certain Investments in Debt and Equity Securities," its accounting for income taxes by adopting FASB Statement No. 109 "Accounting for Income Taxes" and its accounting for other than pension benefits by adopting FASB Statement No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions."

                                   /s/ Coopers & Lybrand L.L.P.
Pittsburgh, Pennsylvania
January 23, 1996

                  BT Financial Corporation and Affiliates
                        CONSOLIDATED BALANCE SHEET
                     (In thousands, except share data)

                                             December 31,
                                        1995             1994
                                   ----------------------------
ASSETS
Cash and cash equivalents (Note 1)
                                   $   50,108          $ 47,679
                                   ----------------------------
Money market investments:
 Interest-bearing deposits with
 banks                                  1,188             5,323
 Federal funds sold                     1,500             2,000
                                   ----------------------------
     Total money market invest-
     ments                              2,688             7,323
                                   ----------------------------
Securities available-for-sale,
at market value                       208,148           248,281

Securities held-to-maturity
(market value of $35,924 at
December 31, 1995, and $22,242 at
December 31, 1994)                     35,161            22,911
                                   ----------------------------
  Total securities (Note 3)           243,309           271,192
                                   ----------------------------
Loans (Note 4)                        907,188           783,565
 Less:
  Unearned interest                    49,631            40,908
  Reserve for loan losses (Note 5)      8,071             7,227
                                   ----------------------------
     Net loans                        849,486           735,430
                                   ----------------------------
Premises and equipment (Note 6)        25,672            23,649
Accrued interest receivable             7,890             7,739
Other assets                           23,249            14,563
                                   ----------------------------
     Total assets                  $1,202,402        $1,107,575
                                   ============================
LIABILITIES
Deposits:
 Non-interest-bearing              $  138,252        $  123,078
 Interest-bearing                     897,395           825,155
                                   ----------------------------
     Total deposits                 1,035,647           948,233

Federal funds purchased and
  securities sold under
  agreements to repurchase             35,313            53,401
Short-term borrowings                   2,266             4,571
Accrued interest payable                5,518             2,754
Other liabilities                       1,532             1,286
Long-term debt (Note 13)               20,083            10,021
                                   ----------------------------
     Total liabilities              1,100,359         1,020,266

SHAREHOLDERS' EQUITY
Preferred stock:
  No par value; Authorized shares,
  2,000,000                                --                --
Common stock:
  Par value, $5.00; Authorized
  shares, 10,000,000; Shares
  issued, 3,826,581                    19,133            19,133
Capital surplus                        33,320            33,320
Retained earnings                      48,336            41,430


Net unrealized holding gains
  (losses) on securities available-
  for-sale                              1,254            (6,574)
                                   ----------------------------

     Total shareholders' equity       102,043            87,309
                                   ----------------------------
     Total liabilities and share-
     holders' equity               $1,202,402        $1,107,575
                                   ============================


  The accompanying notes are an integral part of the consolidated financial statements.






















                  BT Financial Corporation and Affiliates
                     CONSOLIDATED STATEMENT OF INCOME
             (In thousands, except shares and per share data)

                                     Years Ended December 31,
                                     1995      1994      1993
                                   ------------------------------
INTEREST INCOME
Loans, including fees              $65,313   $55,984   $49,590
Securities:
 Taxable                            15,938    15,856    14,226
 Tax-exempt                            146       164       241
Deposits with banks                    272       698     1,856
Federal funds sold                     168       537       341
                                   ------------------------------
 Total interest income              81,837    73,239    66,254
                                   ------------------------------
INTEREST EXPENSE
Deposits                            31,104    24,817    22,471
Federal funds purchased and
 securities sold under agreements
 to repurchase                       1,467       636       229
Short-term borrowings                  188       130       107
Long-term debt                         714       629       336
                                   ------------------------------
 Total interest expense             33,473    26,212    23,143
                                   ------------------------------
NET INTEREST INCOME                 48,364    47,027    43,111
Provision for loan losses (Note 5)   1,259       904     1,975
                                   ------------------------------
 Net interest income after
 provision for loan losses          47,105    46,123    41,136
                                   ------------------------------
OTHER INCOME
Trust income                         1,834     1,810     1,733
Fees for other services              4,915     4,550     4,217
Net securities gains (losses)           46       193        (4)
Other income                           456       421       948
                                   ------------------------------
 Total other income                  7,251     6,974     6,894
                                   ------------------------------
OTHER EXPENSES
Salaries and wages                  16,305    15,623    14,002
Pension and other employee benefits  2,926     2,987     3,181
Net occupancy expense                3,508     3,433     2,840
Equipment expense                    2,989     2,641     2,578
F.D.I.C. insurance                   1,357     2,036     1,812
Amortization of intangible assets    1,131     1,275     1,104
Other operating expense              9,038     9,524     8,323
                                   ------------------------------
 Total other expense                37,254    37,519    33,840
                                   ------------------------------


INCOME BEFORE INCOME TAXES AND
CUMULATIVE EFFECT                   17,102    15,578    14,190
Provision for income taxes (Note 7)  5,528     4,672     4,846
                                   ------------------------------
Income before cumulative effect
  of accounting principle changes   11,574    10,906     9,344
Cumulative effect of change in
 accounting for income taxes            --       ---       113
                                   ------------------------------
 NET INCOME                        $11,574   $10,906   $ 9,457
                                   ==============================
Net income per share before
 cumulative effect                 $  3.02   $  2.85   $  2.69
Cumulative effect                       --        --       .03
Net income per share (Note 1)      $  3.02   $  2.85   $  2.72
Dividends paid per share              1.22      1.10       .99
Weighted average number of shares
 outstanding                     3,826,581 3,826,581 3,479,574


     The accompanying notes are an integral part of the consolidated financial statements.































                  BT Financial Corporation and Affiliates
                   CONSOLIDATED STATEMENT OF CASH FLOWS
                              (In thousands)

                                      Years-Ended December 31,
                                      1995     1994      1993
                                   -----------------------------
CASH FLOWS FROM OPERATING
ACTIVITIES:
Net income                         $ 11,574  $10,906   $ 9,457
Cumulative effect adjustment             --       --      (113)
Adjustments to reconcile net
 income to net cash provided
 by operating activities:
   Provision for loan losses          1,259      904     1,975
   Provision for depreciation and
     amortization                     2,835    2,529     2,232
   Amortization of intangible
     assets                           1,131    1,275     1,104
   Amortization of premium, net
     of accretion of discount on
     loans and investments              722    1,208       (43)
   Deferred income taxes               (152)    (671)     (825)
   Realized securities (gains)
     losses                             (46)    (193)        4
   Decrease (increase) in interest
     receivable                         565     (829)      329
   Increase (decrease) in interest
     payable                            646      645    (1,278)
   Other assets and liabilities,
     net                                776     (328)   (1,203)
                                   ------------------------------
     Net cash provided by
     operating activities            19,310   15,446    11,639
                                   ------------------------------
CASH FLOWS FROM INVESTING
ACTIVITIES:
Proceeds from sales of securities    27,594    7,868    36,520
Repayments and maturities of
   securities available-for-sale     50,118   38,401    54,343
Repayments and maturities of
   securities held-to-maturity       21,000       --        --
Purchase of securities available-
   for-sale                          (3,355) (81,507)  (58,880)
Purchase of securities held-to-
   maturity                         (33,219) (22,905)       --
Net decrease (increase) in money
   market investments                 4,635   72,733   (35,369)
Proceeds from sales of loans          5,893    5,907     4,605
Net increase in loans               (51,463) (51,046)  (55,819)
Purchases of premises and
   equipment and other               (3,890)  (3,697)   (3,173)
Purchase of Bank, net of cash
   acquired                         (23,674)      --    24,865
                                   -----------------------------
   Net cash used in investing
   activities                        (6,361) (34,246)  (32,908)
                                   -----------------------------
CASH FLOWS FROM FINANCING
ACTIVITIES:
Net increase (decrease) in
   deposits                          12,164   (8,728)   10,942
Net increase (decrease) in federal
   funds purchased and securities
   sold under agreements to
   repurchase                       (25,773)  41,094     3,395
Net increase (decrease) in
   short-term borrowings             (2,305)  (1,448)      163
Cash dividends paid                  (4,668)  (4,209)   (3,441)
Proceeds from long-term debt         12,520       --     6,800
Payment on long-term debt            (2,458)  (2,440)   (2,440)
                                   -----------------------------
   Net cash provided by (used in)
    financing activities            (10,520)  24,269    15,419
                                   -----------------------------

Increase (decrease) in cash and
   cash equivalents                   2,429    5,469    (5,850)
Cash and cash equivalents at
   beginning of year                 47,679   42,210    48,060
                                   -----------------------------
   Cash and cash equivalents
   at end of year                  $ 50,108 $ 47,679  $ 42,210
                                   =============================

Supplemental disclosures of cash
   flow information:
Cash paid during the year for:
   Interest on deposits and
     other borrowings              $ 30,709  $ 25,567  $ 24,421
   Federal income taxes, net of
     refunds                          7,437     7,669     5,007

Details of the acquisitions of
   FirstSouth Savings Association
   during 1993 and Huntington
   National Bank of Pennsylvania
   during 1995, follows:
    Fair value of assets acquired  $111,200  $    ---  $161,200
    Fair value of liabilities
      assumed                        85,700       ---   143,000
                                   -----------------------------
   Net assets acquired             $ 25,500  $    ---  $ 18,200
                                   =============================

   The accompanying notes are an integral part of the consolidated financial statements.

         CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
           for the years-ended December 31, 1995, 1994, and 1993
             (In thousands, except shares and per share data)



                       Common                                   Net
                       Stock                                 Unrealized
                       ---------                              Holding
                       Number of           Capital  Retained   Gains
                       Shares     Amount   Surplus  Earnings  (Losses)  Total
                       ---------- --------------------------------------------
Balance, December 31,
 1992                  3,136,862  $15,684  $16,440  $38,526   $ ---   $70,650
Net income, 1993                                      9,457             9,457
Cash dividends paid
  ($.99 per share)                                   (3,441)           (3,441)
5% stock dividend        156,843      785    3,921   (4,706)              ---
Acquisition of First-
  South                  350,658    1,753    8,767                     10,520
Net unrealized holding
  gains on securities
  available-for-sale,
  net of tax                                                    4,757   4,757
                       ---------- --------------------------------------------
Balance, December 31,
  1993                 3,644,363   18,222   29,128   39,836     4,757  91,943

Net income, 1994                                     10,906            10,906
Cash dividends paid
  ($1.10 per share)                                  (4,209)           (4,209)
5% stock dividend        182,218      911    4,192   (5,103)              ---
Change in net unrealized
  holding gains (losses)
  on securities
  available-for-sale,
  net of tax                                                  (11,331)(11,331)
                       --------- ---------------------------------------------
Balance, December 31,
  1994                 3,826,581   19,133   33,320   41,430    (6,574) 87,309

Net income, 1995                                     11,574            11,574
Cash dividends paid
  ($1.22 per share)                                  (4,668)           (4,668)
Change in net unrealized
  holding gains (losses)
  on securities
  available-for-sale,
  net of tax                                                    7,828   7,828
                       --------- ---------------------------------------------
Balance, December 31,
  1995                 3,826,581  $19,133  $33,320  $48,336    $1,254 $102,043
                       ========= =============================================

  The accompanying notes are an integral part of the consolidated financial statements.












                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (In thousands, except shares and per share data)



1.   ACCOUNTING AND FINANCIAL REPORTING POLICIES:
     The following is a summary of the significant accounting and financial reporting policies of BT Financial Corporation (BT or the Corporation) and its affiliates.

Basis of Presentation:
     The consolidated financial statements of BT, a bank holding company incorporated under the laws of the Commonwealth of Pennsylvania, include the accounts of BT and its wholly-owned affiliates, Johnstown Bank and Trust Company (Bank and Trust),
Laurel Bank (Laurel), Fayette Bank (Fayette), BT Management Trust Company (the Trust Company) and Bedford Associates, Inc. All significant intercompany transactions have been eliminated in consolidation.
     Bedford Associates, Inc., was organized by BT primarily to hold and operate real property and equipment used by banking affiliates in their operations.
     The preparation of financial statements in conformity with generally acccepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents:
     BT considers all non-interest-bearing amounts due from banks to be cash equivalents. At December 31, 1995 and 1994, the Corporation maintained cash balances of approximately $25 million and $24 million respectively, with one large financial institution located in southwestern Pennsylvania.

Securities:
     The securities portfolio consists of securities and short-term investments, which are purchased by the Corporation to enhance the overall yield on earning assets and to contribute to the management of interest-rate risk and liquidity.
     Effective December 31, 1993, BT adopted Statement of
Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities." This statement requires classification of securities into three categories: held-to-maturity, trading securities, and available-for-sale. BT categorized all of its securities as available-for-sale at December 31, 1993. Beginning in the second quarter of 1994, certain securities purchased were classified as held-to-maturity. The Corporation may classify securities as held-to-maturity when it has both the ability and positive intent to hold the securities to maturity. Securities designated as available for sale, may be sold in response to changes in market interest rates and in prepayment risk, income tax considerations, and liquidity needs. Pursuant to Statement 115, securities available-for-sale are recorded at market value, with aggregate unrealized holding gains and losses reported net of income tax as a separate component of shareholders' equity. Securities held-to-maturity are stated at cost adjusted for amortization of premium and accretion of discount, computed primarily under the interest method. The Corporation's investment policy specifically prohibits the existence of a trading account portfolio.
     Prior to December 31, 1993, securities available-for-sale were carried at the lower of aggregate amortized cost or market value, with write-downs below cost included in net securities gains (losses). Gains and losses are computed principally under the specific identification method. On a periodic basis, management evaluates each security where amortized cost exceeds market value. If the decline is judged to be other than temporary, the cost basis of the security is written down to its estimated net realizable value with the write down included in net securities gains (losses).


Interest Income:
     Interest income is recognized in a manner that results in a level yield on principal amounts outstanding. The accrual of interest is discontinued when, in management's judgement, it is determined that the collectibility of interest, but not necessarily principal, is doubtful. Payments on nonaccrual loans are generally applied to both principal and interest, depending upon management's evaluation of collectibility. Loan origination fees, net of certain direct origination costs, are deferred and recognized over the life of the related loan as a yield adjustment.

Unearned Interest:
     Unearned interest represents interest deducted from the proceeds of consumer loans and direct finance leases. Income is recognized over the life of the loan or lease as payments become due.

Reserve for Loan Losses:
     The reserve for loan losses is based on management's evaluation of probable losses in the current loan portfolio, which includes an assessment of current economic conditions, changes in the nature of the loan portfolio, loan loss experience, and other relevant factors. Effective January 1, 1995, the Corporation adopted Statement of Financial Accounting Standards No. 114 "Accounting by Creditors for the Impairment of a Loan." This statement addresses the methods used by a creditor to measure the impairment of a loan and the proper recognition of a change in the value of an impaired loan. Under the new standard, a loan is considered impaired, based on current information and events, if it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. When the measurement of an impaired loan is less than the recorded investment in the loan, the impairment is recorded in a specific valuation reserve through a charge to provision for loan losses. The specific valuation reserve is periodically adjusted for significant changes in the amount or timing of expected future cash flows, observable market price or fair value of the collateral. The valuation reserve, or reserve for impaired loan losses, is part of the toal reserve for loan losses. Upon disposition of an impaired loan, any related reserve is reversed through a charge to the impaired reserve for loan losses. Cash receipts on impaired loans are generally applied to both principal and interest, depending upon management's evaluation of collectibility. The minimum period without payment that typically can occur before a loan is considered for impairment is ninety days. SFAS No. 114 does not apply to large groups of smaller balance homogeneous loans such as real estate and consumer loans of the Corporation. The Corporation collectively evaluates these types of loans for impairment. In addition, the Corporation collectively reviews for impairment, commercial real estate and commercial loans under $250. The adoption of SFAS 114 did not result in an additional provision for loan losses as determined at January 1,1995.

Premises and Equipment:
     Premises and equipment, including leasehold improvements, are stated at cost less accumulated depreciation and amortization. Depreciation is computed by both straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the terms of leases or estimated useful lives of improvements, whichever is shorter.
     Maintenance, repairs, and minor renewals are charged to expense as incurred. Expenditures for betterments and major renewals are capitalized and depreciated over their estimated useful lives.
     When premises and equipment are removed or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is credited or charged to income.

Intangible Assets:
     The purchase method of accounting for business combinations results in the adjustment of net assets to their estimated fair value at the acquisition date. The excess of purchase price over such fair value is recorded in other assets and amortized on a straight-line basis over periods ranging from ten to 15 years. Premiums paid by bank affiliates for branch offices are allocated to core deposit and going concern intangibles and are recorded in other assets and amortized on a straight-line basis over their estimated lives, generally ranging from five to 15 years. Core deposit premiums amounted to $260 and $548 and going concern and goodwill intangibles amounted to $16,733 and $7,292 at December
31, 1995 and 1994, respectively. Management evaluates annually the carrying value and remaining amortization periods of intangible assets for possible impairment. Adjustments are recorded when the benefit of the intangible asset decreases due to asset dispositions or reduced earnings from acquisitions with anticipated earning levels projected below the cost to recover such intangibles.


Other Real Estate:
     Other real estate is carried at the lower of estimated market value, less selling costs, or the value of the outstanding loan balance. Costs to maintain the assets and subsequent gains and losses attributable to their disposal are included in other expense.

Income Taxes:
     Deferred income taxes result from temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates.

Per Share Data:
     Net income per share is based on the weighted average number of shares of common stock outstanding during each year, after giving retroactive effect to the 5% stock dividends distributed on July 26, 1993 and October 14, 1994.
     Cash dividends per share are based on the number of shares outstanding at the respective declaration dates, after giving retroactive effect to the 5% stock dividends.

2.   ACQUISITIONS:
     On December 10, 1993, the Corporation acquired FirstSouth Bancorp, Inc. and its wholly-owned subsidiary, FirstSouth Savings (FirstSouth). FirstSouth was a Pennsylvania-chartered permanent reserve fund stock savings and loan association. FirstSouth had total assets of approximately $151.0 million and operated seven branches in the greater Pittsburgh area. In connection with the acquisition, .693 BT common shares and $13.50 in cash were issued in exchange for each share of FirstSouth common stock. Approxi-mately 351,000 BT shares were issued based on 506,000 FirstSouth shares outstanding at March 15, 1993. The total value of the transactions based upon the market value of BT common stock at the date of the agreement was approximately $18 million. The acquisition was accounted for as a purchase with goodwill and other intangibles of approximately $6.3 million recorded in connection with the transaction. Goodwill is being amortized over a 15-year period. FirstSouth was merged into Fayette effective December 10, 1993 and the 1993 Consolidated Statement of Income reflects the operations of FirstSouth from the date of acquisition.
     On December 14, 1995, BT acquired Huntington National Bank of Pennsylvania (Huntington), Uniontown, Pennsylvania, and merged it into Fayette Bank. Huntington had total assets of approximately $102 million and operated five branches in Fayette and Greene counties. On January 8, 1996, Huntington's former Uniontown branch was closed and merged into Fayette Bank's
Uniontown office. The acquisition was accounted for as a purchase, with a purchase price of $25.5 million in cash.
Goodwill and other intangibles of approximately $10.2 million were recorded in connection with the transaction. Goodwill is being amortized over a 15 year period. Huntington was merged into Fayette effective December 14, 1995, and the 1995
Consolidated Statement of Income reflects the operations of Huntington from the date of acquisition.
     Unaudited pro forma results of operations for the years-ended December 31, 1995 and 1994, including the effects of purchase adjustments, as though the acquisition of Huntington had been effective January 1, 1994 are presented. Furthermore, unaudited pro forma results of operations for the year ended December 31, 1993, including the effects of purchase adjustments as though the acquisition of FirstSouth had been effective January 1, 1993, is presented. Because the capital and management resources of BT were not available to Huntington during 1995 and 1994, and FirstSouth during 1993, it is not possible to determine what the actual results of operations would have been if either organization had been operated as an affiliate of BT during 1995, 1994 or 1993.
     On October 24, 1995, Bank and Trust, BT's largest banking affiliate, entered into an Agreement and Plan of Merger to acquire Armstrong County Trust Company (Armstrong) of Kittanning, Pennsylvania. Armstrong will be merged into Bank and Trust, with Bank and Trust as the surviving bank. BT expects the merger to be completed during the second quarter of 1996. Armstrong had approximately $52 million in total assets at December 31, 1995.
The Armstrong acquisiton agreement provides that if the average price per share for BT common stock is between $34 and $27.50 for a specified period of time before closing of the transaction, or if BT enters into an agreement that would result in an acquisition of BT by another organization, each share of Armstrong common stock will be exchanged for 26.5 shares of BT common stock and $596.25 in cash. If the average price for BT common stock is more than $34 per share during the valuation period, BT will have the option to adjust the exchange ratio by reducing the number of shares of BT common stock or cash as agreed to by Armstrong so that the total consideration does not exceed $1,497.25 per Armstrong share, or $11,978 in the aggregate for all 8,000 Armstrong shares outstanding. If the average price for BT common stock is less than $27.50 per share during the valuation period, Armstrong may terminate the agreement if BT does not increase the number of shares and cash to maintain a total consideration of $1,325 per Armstrong share, or $10,600 in the aggregate. The Armstrong agreement is subject to approval by Armstrong's shareholders as well as state and federal authorities and to the satisfaction of certain other conditions.
     On January 12, 1996, BT signed a definitive merger agreement with Moxham Bank Corporation (Moxham), Johnstown, Pennsylvania. Moxham's two banks, Moxham National Bank, Johnstown,
Pennsylvania, and First National Bank of Garrett, Garrett, Pennsylvania will be merged into Bank and Trust. The agreement is subject to regulatory and shareholder approval. According to the the merger agreement, each Moxham common shareholder will receive
1.15 shares of BT common stock, bringing the value of the transaction to approximately $41.0 million. At December 31, 1995, Moxham had total assets of approximately $241 million and operated 12 branches in Cambria, Somerset and Westmoreland counties. The transaction will be accounted for as pooling of interests and is expected to be completed during the second quarter of 1996.
     If the acqusitions of Armstrong and Moxham had occurred on December 31, 1995, BT's total assets would have been approximately $1.5 billion on a pro forma basis.




                       Pro Forma Statement of Income
                                (Unaudited)

                                      Years-Ended December 31,
                                      1995      1994      1993
                                   ------------------------------
Total interest income              $ 89,320  $ 80,810   $76,859
Total interest expense               37,877    30,176    28,490
                                   ------------------------------

NET INTEREST INCOME                  51,443    50,634    48,369
Provision for loan losses             1,694     1,043     2,075
                                   ------------------------------
 Net interest income after
   provision for loan losses         49,749    49,591    46,294

Total other income                    7,775     7,509     7,496
Total other expense                  40,217    41,118    39,449
                                   ------------------------------

INCOME BEFORE INCOME TAXES           17,307    15,982    14,341
Provision for income taxes            5,620     5,005     5,039
                                   ------------------------------
 NET INCOME                         $11,687   $10,977   $ 9,302
                                   ==============================

Net income per share                $  3.05   $  2.87   $  2.43
Average number of common shares
  outstanding                     3,826,581 3,826,581 3,826,581


   Pro forma results for 1995 and 1994 do not include projected savings in the Huntington acquisition from the centralization of various administrative functions and the closing of the headquarters office. Pro forma information for 1993 does not include projected savings from consolidated operations or costs associated with the FirstSouth acquisition of approximately $1 million of stock option and compensation costs and $2.2 million related to a tax accounting method change.


3.   SECURITIES

     The amortized cost and estimated market values of securities at December 31, 1995 and 1994 were as follows:

                                                 1995
                              -----------------------------------------
                                            Gross      Gross
                                       Unrealized Unrealized
                              Amortized   Holding    Holding     Market
                                   Cost     Gains     Losses      Value
                              -----------------------------------------

Securities available
 for sale:
US Treasury
 and obligations of
 US government agencies
 and corporations              $197,455    $1,890      $(533)  $198,812
Obligations of states and
 political subdivisions           2,946        39        (10)     2,975
Debt securities issued
 by foreign governments             190        --         (2)       188
Corporate securities              5,625       576        (28)     6,173
                              -----------------------------------------
Totals                         $206,216    $2,505      $(573)  $208,148
                              =========================================

Securities held-to-maturity:
US Treasury
 and obligations of
 US government agencies
 and corporations              $ 35,161    $  763       $ --    $35,924
                              =========================================


                                                 1994
                              -----------------------------------------
                                            Gross      Gross
                                       Unrealized Unrealized
                              Amortized   Holding    Holding     Market
                                   Cost     Gains     Losses      Value
                              -----------------------------------------

Securities available
 for sale:
US Treasury
 and obligations of
 US government agencies
 and corporations              $249,610      $165   $(10,410)  $239,365
Obligations of states and
 political subdivisions           2,965        29        (50)     2,944
Debt securities issued
 by foreign governments             175        --         (4)       171
Corporate securities              5,645       230        (74)     5,801
                               ----------------------------------------
Totals                         $258,395      $424   $(10,538)  $248,281
                               ========================================

Securities held-to-maturity:
US Treasury
 and obligations of
 US government agencies
 and corporations              $22,911        ---      $(669)   $22,242
                               ========================================


     The market value of securities was based on quoted market prices or bid quotations received from securities dealers.


     The amortized cost and estimated market value of securities at December 31, 1995 by contractual maturity, are shown below.
Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                          Available-For-Sale
                                                1995
                                        -----------------------
                                        Amortized      Market
                                        Cost           Value
                                        -----------------------

Due in one year or less                 $ 50,283       $ 50,884
Due after one year through
 five years                              149,824        150,580
Due after five years through
 ten years                                 1,027          1,052
Due after ten years                        5,082          5,632
                                        -----------------------
 Total                                  $206,216       $208,148
                                        =======================



                                           Held-To-Maturity
                                                1995
                                        ------------------------
                                        Amortized      Market
                                        Cost           Value
                                        ------------------------


Due in one year or less                 $   ---         $   ---
Due after one year through
 five years                              35,161          35,924
Due after five years through
 ten years                                  ---             ---
Due after ten years                         ---             ---
                                        ------------------------
 Total                                  $35,161         $35,924
                                        ========================

     Proceeds from sales of securities during 1995 were $27,594. Gross gains of $101 and gross losses of $74 were realized on those sales. In addition, various securities were called during 1995, which resulted in gross gains of $19. During 1994, proceeds from sales of securities were $7,868 with gross gains of $177 realized on those sales. In addition, various securities were called during 1994, which resulted in gross gains of $38 and gross losses of $22. No sales of securities occurred during 1993 except for disposition of approximately $37 million of securities acquired in the FirstSouth transaction. Various securities were called during 1993, which resulted in gross gains of $34 and gross losses of $38. At December 31, 1995, securities available-for-sale carried at $100,773 were pledged as collateral for public and trust deposits and securities sold under agreements to repurchase. In addition, at December 31, 1995, BT held available-for-sale investments in government agency step-up securities of approximately $48.7 million, with call options that allow the issuer to redeem the investment prior to maturity.


4.   LOANS:
     The composition of the loan portfolio at December 31, 1995 and 1994 was as follows:
                                                 1995      1994
                                             --------------------
Commercial, financial and agricultural        $150,260  $125,851
Real estate:
 Residential                                   273,071   248,303
 Commercial                                    151,457   132,525
Consumer                                       332,400   276,886
                                             --------------------
 Total                                        $907,188  $783,565
                                             ====================


     Commercial real estate, residential real estate and other loans held by the Corporation are primarily located in western and central Pennsylvania. The Corporation evaluates each customer's credit worthiness on a case-by-case basis. Collateral held includes mortgages on residential and income-producing properties. Included in consumer loans are education loans held-for-sale which totaled $12,468 and $11,789 at December 31, 1995, and 1994, respectively. Such loans are carried at cost and historically have been sold at carrying amount.

     A summary of loans to executive officers and directors, including associates of such persons, is as follows:

                                           1995           1994
                                   ---------------------------
Loans at beginning of year              $19,387        $16,155
New loans                                 9,631          6,487
Loan payments                            (7,669)        (5,454)
Other                                       961          2,199
                                   ---------------------------
Loans at end of year                    $22,310        $19,387
                                   ===========================

     Other represents the net change in loan balances resulting from changes in related parties during the year.

     See Note 15 "Financial Instruments with Off-Balance Sheet
Risk" for credit risk disclosures and "Management's Discussion and Analysis" regarding concentrations in the loan portfolio.

5.   RESERVE FOR LOAN LOSSES:
     Transactions in the reserve for loan losses were as follows:

                                           1995                1994     1993
                              ------------------------------------------------
                                                     Total
                                        Reserve for  Reserve
                              General   Impaired     for Loan General  General
                              Reserve   Loan Losses  Losses   Reserve  Reserve
                              ------------------------------------------------
Balance at beginning of
 year                         $7,227    $    ---      $7,227   $7,172   $6,099
Transfer upon adoption
 of SFAS 114                    (235)        235         ---      ---      ---
Reserve of acquisitions          849         ---         849      ---      784
 Additions:
  Provisions for loan losses     433         826       1,259      904    1,975
  Recoveries of loans
   charged off                   310         ---         310      359      266
 Deductions:
  Loans charged off           (1,394)       (180)     (1,574)  (1,208)  (1,952)
                              ------------------------------------------------
Balance at end of year        $7,190       $ 881      $8,071   $7,227   $7,172
                              ================================================

     At December 31, 1995, the recorded investment in loans for which impairment has been recognized in accordance with SFAS 114 totalled $1,868 with a corresponding valuation allowance of $881. The Corporation does not have any impaired loans for which there is not a related valuation allowance. For the year-ended December 31, 1995, the average recorded investment in impaired loans did not differ materially from the amount outstanding at December 31, 1995.



6.   PREMISES AND EQUIPMENT:
     Major classes of premises and equipment at December 31, 1995 and 1994 were as follows:

                                          1995           1994
                                        -------------------------
     Land                               $ 3,742        $ 3,570
     Buildings                           23,492         22,236
     Leasehold improvements                 909            911
     Equipment                           18,828         15,660
                                        -------------------------
                                         46,971         42,377
      Less accumulated depreciation
      and amortization                   21,299         18,728
                                        -------------------------
     Premises and equipment, net        $25,672        $23,649
                                        =========================


7.   FEDERAL INCOME TAXES:
     Effective January 1, 1993, the Corporation adopted Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes." This statement requires a liability approach for measuring deferred taxes based on temporary differences between the financial statement and tax basis of assets and liabilities existing at each balance sheet date using enacted tax rates. Financial statements for prior years have not been restated, and the cumulative effect of the accounting change was approximately $113. Income taxes for years prior to 1993 were accounted for under the provisions of APB No. 11.

     The components of the provision (benefit) for income taxes from operations are as follows:

                                   1995      1994      1993
                              -------------------------------
     Current                       $5,680    $5,343    $5,671
     Deferred                        (152)     (671)     (825)
                              -------------------------------
      TOTAL                        $5,528    $4,672    $4,846
                              ===============================


     During August 1993, the Revenue Reconciliation Act of 1993 was signed into law. This law increased the highest corporate rate to 35%. The Corporation recognized $68 in tax benefit due to the increase in deferred tax assets.



     A reconciliation of the federal statutory tax rate to the effective tax rate applicable to income before income taxes follows:


                                   1995      1994      1993
                                   -------------------------
Federal statutory tax rate         35.0%     35.0%     35.0%
Add (deduct) the tax effect of:
 Tax-exempt interest               (4.3)     (4.3)     (5.0)
 Interest expense limitation         .6        .6        .5
 Other, net                         1.0      (1.3)      3.7
                                   -------------------------
  Effective tax rate               32.3%     30.0%     34.2%
                                   =========================

     The deferred tax assets and deferred tax liabilities recorded on the balance sheet are as follows:

                                        December 31, 1995
                                   Deferred Tax   Deferred Tax
                                      Assets      Liabilities
                                   ------------------------------
Provision for loan losses            $2,825         $  ---
Net unrealized holding gains
 (losses) on securities                 ---            676
Depreciation                            142            ---
Deferred loan fees, net                 249            ---
Adjustment due to acquisition           ---          1,003
Other                                 1,303            429
                                   ------------------------------
                                     $4,519         $2,108
                                   ==============================


                                        December 31, 1994
                                   Deferred Tax   Deferred Tax
                                      Assets      Liabilities
                                   ------------------------------
Provision for loan losses            $2,530         $  ---
Net unrealized holding gains
 (losses) on securities               3,540            ---
Depreciation                            293            ---
Deferred loan fees, net                 291            ---
Adjustment due to acquisition           ---          2,425
Other                                 1,065            359
                                   ------------------------------
                                     $7,719         $2,784
                                   ==============================


     No valuation allowance was established at December 31, 1995 and 1994 in view of the Corporation's ability to carry back deferred tax assets to taxes paid in previous years.


8.   PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS:
     BT maintains non-contributory defined benefit pension plans covering substantially all employees meeting minimum age and service requirements. The plans generally provide benefits based on years of credited service and final average earnings. BT's current funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Pension plan assets are primarily US Government obligations, corporate obligations, and equity securities whose values are subject to fluctuations of the securities market. Plan assets include common stock of BT with values of $1,126 and $863 at December 31, 1995 and 1994, respectively. Changes in plan assets values attributable to differences between actual and expected returns on plan assets are deferred as unrecognized gains or losses and included in the determination of net pension cost over time.



     Net pension expense for 1995, 1994, and 1993 consisted of the following:

                                         1995     1994    1993
                                        ------------------------
Service-cost benefits earned
 during the year                        $  597   $  571  $  511
Interest accrued on projected
 benefit obligation                      1,254    1,066   1,084
Actual return on plan assets            (2,699)    (287) (1,757)
Net amortization and deferral            1,097   (1,192)    304
                                        ------------------------
Net pension expense                     $  249   $  158  $  142
                                        ========================



                                    22
     The following table sets forth the plans' funded status and amounts recognized in BT's consolidated balance sheet at December
31, 1995 and 1994:

                                               1995     1994
                                             --------------------
Actuarial present value of benefit
obligations:
 Accumulated benefit obligation, including
 vested benefits (based upon retirement
 date) of $13,759 and $11,907 for 1995
 and 1994, respectively                      $(13,888) $(11,970)
                                             ====================

Projected benefit obligation                 $(18,374) $(16,123)
Plan assets at fair value                      20,139    18,151
                                             --------------------
Plan assets in excess of projected benefit
 obligation                                     1,765     2,028
Unrecognized actuarial gain                       213       268
Unrecognized prior service costs                 (365)     (393)
Unrecognized transition credit                 (1,667)   (1,756)
                                             --------------------
Prepaid (accrued) pension cost included in
 the consolidated balance sheet              $    (54) $    147
                                             ====================


     Pension expense is determined at the beginning of the year using the funded status assumptions for the previous year end. The funded status is determined using assumptions as of the end of the year, which for 1995, 1994, and 1993 are as follows:

                                   1995      1994      1993
                                   ----------------------------
Discount Rate                       7%        8%        7%
Long-Term Rate of Return            8%        8%        8%
Compensation Rate                   3%        4%        3%

     The change in assumptions in 1995 resulted in an increase of approximately $1,298 for the projected benefit obligation. The change in assumptions in 1994 resulted in a decrease of approximately $450 for the projected benefit obligation.

     The Corporation adopted Statement of Financial Accounting Standard No. 106 "Employers' Accounting for Post-Retirement Benefits Other Than Pensions" as of January 1, 1993. This statement requires that the expected cost of providing post-retirement benefits be recognized in the financial statements during the employees active period of employment. The Corporation presently provides health and life insurance benefits to selected retirees. The transition obligation is being amortized over a 20-year period.

     The Corporation intends to maintain benefits for those currently eligible retirees but restricted future participation in 1991. Expense under the provisions of Statement No. 106 for 1995, 1994 and 1993 consisted of the following:

                                         1995   1994   1993
                                         ---------------------
Interest cost                            $122   $133   $160
Amortization of transition obligation
 and other                                 92     89    100
                                         ---------------------
Net post-retirement expense              $214   $222   $260
                                         =====================


     The Corporation used a discount rate of 7% for 1995 and 8% for prior year. The funded status of the Corporation's plan at December 31, 1995 and 1994 follows.

                                               1994      1993
                                             --------------------

Accumulated post-retirement benefit
 obligation                                  $(1,585)  $(1,626)
Plan assets at fair value                          0         0
                                             --------------------
Excess of benefit obligation over plan
 assets                                       (1,585)   (1,626)
Transition obligation                          1,712     1,813
Unrecognized net (gain) loss                    (255)     (294)
                                             --------------------
Accrued benefit obligation                   $  (128)  $  (107)
                                             ====================

     An annual rate of health care cost increase was assumed to be 10% in 1995, decreasing to 5% for years after 2009.
Increasing the assumed health care trend rate by 1% in each year would increase the obligation by $118 at December 31, 1995 and annual expense by $16.

     The Corporation adopted a defined contribution plan with 401(k) features during 1995. The plan permits each employee to contribute a portion of their salary to the plan on a pre-tax basis with employer matching up to stipulated amounts as determined by the Corporation. Total expense for the year amounted to $60.








9.   LITIGATION:
     Due to the nature of its activities, BT is at all times engaged in various legal proceedings which arise in the normal course of business. While it is difficult to predict or determine the outcome of these proceedings, it is the opinion of management that the ultimate liability, if any, will not materially affect BT's consolidated financial position, results of operations and cash flows.


10.  CAPITAL STOCK:
     On June 23, 1993, BT's Board of Directors declared a 5% stock dividend. The dividend was distributed on July 26, 1993 to shareholders of record as of July 9, 1993. The dividend was charged to retained earnings in the aggregate amount of $4,706 which is based on the closing price of $30 per share on the declaration date. On August 24, 1994, BT's Board of Directors declared a 5% stock dividend. The dividend was distributed October 14, 1994 to shareholders of record as of September 16, 1994. The dividend was charged to retained earnings in the aggregate amount of $5,103 which is based on the closing price of $28 per share on the declaration date. Average shares outstanding and all per share amounts included in the accompanying consolidated financial statements and notes are based on the increased numbers of shares giving retroactive effect to the aforementioned stock dividends.
     In 1991, the Board of Directors of BT declared and distributed one right for each outstanding share of BT common stock. Each right entitles the holder to purchase from the Corporation, units of Series A Preferred Stock at a set price, exercisable on the distribution date as defined in the agreement. At December 31, 1995 no rights have been exercised.


11.  REGULATORY REQUIREMENTS:
     Reserve balances of $12,788 were required to be maintained at the Federal Reserve Bank by affiliate banks at December 31, 1995.
     Dividends and loans to BT from banking affiliates are subject to regulatory limitations. Dividends are limited to the retained earnings of banking affiliates. Loans must be collater-alized and loans to a single nonbank affiliate cannot exceed 10% of any banking affiliates capital and surplus, and the aggregate to all nonbank affiliates cannot exceed 20%. The maximum amount available to BT at December 31, 1995 from affiliate banks in the form of dividends and loans was $61,236 and $4,847, respectively.




12.  PARENT COMPANY CONDENSED FINANCIAL STATEMENTS:
     The condensed balance sheets and statements of income and cash flows of BT as of December 31, 1995, 1994, and 1993 and for the years-then-ended are presented below.

              BT Financial Corporation (Parent Company Only)
                               Balance Sheet

                                     1995      1994      1993
                                   ------------------------------

Assets:
 Cash                              $    203  $    141  $    214
 Investment in bank affiliates      117,339    93,841   101,448
 Investment in nonbank affiliates     1,178     1,113       868
 Other                                5,672     4,188     3,710
                                   ------------------------------
   Total Assets                    $124,392  $ 99,283  $106,240
                                   ==============================
Liabilities and shareholders'
equity:
 Long-term debt                    $ 20,000  $  9,920  $ 12,360
 Other liabilities                    2,349     2,054     1,937
 Shareholders' equity               102,043    87,309    91,943
                                   ------------------------------
   Total liabilities and share-
 holders' equity                   $124,392  $ 99,283  $106,240
                                   ==============================

                            Statement of Income

Cash dividends from bank
 affiliates                        $  8,508  $  7,449  $  5,881
Cash dividends from nonbank
 affiliates                             100       ---       100
Management fees from affiliates      10,552     8,409     7,466
Interest expense                        705       619       324
Operating expense                    11,636     9,383     8,587
                                   ------------------------------
 Income before income taxes,
 cumulative effect and equity
 in undistributed income of
 affiliates                           6,819     5,856     4,536
Income tax benefit                      492       336       465
                                   ------------------------------
                                      7,311     6,192     5,001

Cumulative effect of change in
 accounting for income taxes            ---       ---       113
                                   ------------------------------
                                      7,311     6,192     5,114

Equity in undistributed income
 of affiliates:
 Banks                                4,198     4,470     4,423
 Nonbanks                                65       244       100
                                   ------------------------------
   Net income                      $ 11,574  $ 10,906  $  9,457
                                   ==============================


                          Statement of Cash Flows

Cash flows from operating activities:
 Net income                        $ 11,574  $ 10,906  $ 9,457
 Equity in undistributed income
   of affiliates                     (4,263)   (4,714)  (4,343)
 Amortization                         1,112     1,078       71
 Other assets and liabilities, net   (1,273)     (694)     851
                                   ------------------------------
   Net cash provided by operating
   activities                         7,150     6,576    6,036
                                   ------------------------------
Cash flows from investing activities:
 Investment in affiliate            (12,500)      ---   (6,831)
 Sale of stock                          ---       ---       26
                                   ------------------------------
   Net cash used in investing
   activities                       (12,500)      ---   (6,805)
                                   ------------------------------
Cash flows from financing activities:
 Cash dividends paid                 (4,668)   (4,209)  (3,441)
 Payment on long-term debt           (2,440)   (2,440)  (2,440)
 Proceeds from long-term debt        12,520       ---    6,800
 Other                                  ---       ---        1
                                   ------------------------------
   Net cash provided by (used in)
     financing activities             5,412    (6,649)     920
                                   ------------------------------
Increase (decrease) in cash              62       (73)     151
Cash at beginning of year               141       214       63
                                   ------------------------------
Cash at end of year                $    203  $    141  $   214
                                   ==============================

Supplemental disclosures of cash flow information:
 Cash paid during the year for:
   Interest on capital notes       $    697  $    602  $   312
   Federal income taxes,
     net of refunds                   7,437     7,669    5,007
Non-cash financing activities:
 Issuance of common stock;
 FirstSouth acquisition                 ---       ---   10,520


13.  LONG-TERM DEBT:
     Long-term debt outstanding amounted to $20.1 million and $10 million at December 31, 1995 and 1994, respectively. In December of 1995, BT had $7.5 million in notes outstanding that were used for the cash portion of the consideration paid to former Laurel, Fayette and FirstSouth shareholders in 1985, 1986 and 1993, respectively. The Corporation incurred a new note on December 14, 1995 for $20.0 million. The $7.5 million in outstanding debt was refinanced in conjunction with the new note and the remaining proceeds were used to finance a portion of the cash purchase of Huntington. The note contains a variable interest rate option as defined in the agreement, and the interest rate at December 31, 1995 was 6.91%. The note agreement has certain restrictive covenants relative to dividends, non-performing assets, and equity requirements. As of December 31, 1995, the Corporation was in compliance with these covenants. Principal payments are due in 28 equal quarterly installments of $714 beginning in March of 1996.
     Mortgage notes are included in long-term debt and amounted to $83 and $101 at December 31, 1995 and 1994, respectively. The mortgage notes have rates ranging from 7.25% to 9.5% and maturities extending through 2000.

14.  RECLASSIFICATIONS:
     For comparative purposes, reclassifications have been made to certain amounts previously reported in the consolidated financial statements.

15.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:
     The Corporation is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of loan commitments and standby letters of credit.
     The Corporation's exposure to loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amount of these instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.
     The face amounts of financial instruments with off-balance sheet risk at December 31, 1995 were as follows:

               Loan commitments                   $173,858
               Standby letters of credit            12,750

     Since many of the loan commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements or loss exposures. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the customer. Standby letters of credit are conditional commitments issued by the Corporation to support the financial obligations of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans. The collateral varies but may include accounts receivable, inventory and property, plant and equipment for those commitments for which collateral is deemed necessary.

16.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:
     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Short-Term Investments
     For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities
     For securities, estimated fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans
     Fair values were estimated for loan portfolios with similar financial characteristics by discounting contractual cash flows without adjustment for prepayments, except fixed-rate residential mortgages. Discount rates include a risk-free rate that was derived from current rates on instruments with similar maturities, a credit risk factor based on internal historical information, an overhead factor based on internal cost accounting information, and a prepayment factor based on industry averages and internal estimates.
     Assumptions regarding credit risk, cash flows and discount rates were judgmentally determined using available market and internal information which management believes to be reasonable. However, because there are no active markets for many loan types, the Corporation has no basis to determine whether the estimated fair value presented would be indicative of the value negotiated in an actual sale.










                                    26
Deposits
     The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certifi-cates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Short-Term Liabilities
     The carrying value of short-term borrowings approximates fair value.

Long-Term Debt
     The estimated fair value of fixed rate debt was established based on rates currently available to the Corporation for debt with similar terms and remaining maturities. The carrying value of variable rate debt approximated fair value.

Commitments to Extend Credit, Standby Letters of Credit, and
 Financial Guarantees Written
     The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.
     The fair value of commitments, guarantees and letters of credit are insignificant after considering the aforementioned factors.
     The estimated fair values of the BT's financial instruments at December 31, 1995 and 1994 are as follows:

                                                  1995
                                          Carrying         Fair
                                          Amount           Value
                                        -------------------------
Financial assets:
 Cash and short-term investments        $   52,796     $   52,796
 Securities                                243,309        244,072
 Loans                                     857,557        871,000
  Less:  Reserve for
   loan losses                              (8,071)          ---
                                        -------------------------
                                        $1,145,591     $1,167,868
                                        =========================


Financial liabilities:
 Deposits                               $1,035,647     $1,037,000
 Federal funds purchased and
  securities sold under
  agreements to repurchase                  35,313         35,313
 Short-term borrowings                       2,266          2,266
 Long-term debt                             20,083         20,083
                                        -------------------------
                                        $1,093,309     $1,094,662
                                        =========================



                                                   1994
                                         Carrying           Fair
                                           Amount          Value
                                        -------------------------
Financial assets:
 Cash and short-term
   investments                          $   55,002     $   55,002
 Securities                                271,192        270,523
 Loans                                     742,657        726,000
  Less:  Reserve for
   loan losses                              (7,227)           ---
                                        -------------------------

                                        $1,061,624     $1,051,525
                                        =========================

Financial liabilities:
 Deposits                               $  948,233     $  947,000
 Federal funds purchased and
  securities sold under
  agreements to repurchase                  53,401         53,401
 Short-term borrowings                       4,571          4,571
 Long-term debt                             10,021         10,021
                                        -------------------------
                                        $1,016,226     $1,014,993
                                        =========================















                        SUPPLEMENTAL FINANCIAL DATA

                         Quarterly Financial Data
                                (Unaudited)

A summary of financial data for the four quarters of the years
1995 and 1994 is presented below.

                                         1995
                                   Three-Months Ended
                         ----------------------------------------
                         March 31  Jun. 30  Sept. 30   Dec. 31
                         ----------------------------------------
                         (In thousands, except per share data)

Net interest income      $11,545   $11,917   $12,384   $12,518
Provision for loan
 losses                      169       300       690       100
Other income               1,702     1,864     1,896     1,789
Other expenses (1)         9,281     9,344     8,963     9,666
Provision for income
 taxes                     1,153     1,337     1,583     1,456
                         ----------------------------------------
Net income               $ 2,644   $ 2,800   $ 3,044   $ 3,085
                         ========================================
Dividends(2)             $ 1,148   $ 1,148   $ 1,148   $ 1,224

Net income per share
 (2)(3)                      .69       .73       .80       .81


                                         1994
                                   Three-Months Ended
                         ----------------------------------------
                         March 31  Jun. 30  Sept. 30  Dec. 31
                         ----------------------------------------
                         (In thousands, except per share data)

Net interest income      $11,598   $11,652   $11,867   $11,910
Provision for loan
 losses                      196       130       231       347
Other income               1,869     1,730     1,725     1,650
Other expenses             9,400     9,371     9,386     9,362
Provision for income
 taxes                     1,281     1,222     1,120     1,049
                         ----------------------------------------
Net income               $ 2,590   $ 2,659   $ 2,855   $ 2,802
                         ========================================

Dividends(2)             $ 1,020   $ 1,020   $ 1,020   $ 1,148

Net income per share
 (2)(3)                      .68       .69       .75       .73


(1) The three months ended September 30, 1995 includes a $457 refund of F.D.I.C. deposit insurance premiums.
(2) Quarterly figures may not total to the full-year amount due to rounding.
(3) Per share data has been restated to reflect the 5% stock dividend distributed on October 14, 1994.













                                    28
                     SELECTED CONSOLIDATED FINANCIAL DATA

                                       Years-Ended December 31

                            1995(9)     1994     1993(8)    1992(7)   1991(6)
                        ------------------------------------------------------
                              (Dollars in thousands, except per share data)
RESULTS OF OPERATIONS
Interest income           $ 81,837   $ 73,239   $ 66,254   $ 69,694   $ 70,780
Interest expense            33,473     26,212     23,143     29,136     36,457
                        ------------------------------------------------------
Net interest income         48,364     47,027     43,111     40,558     34,323
 Provision for loan
 losses                      1,259        904      1,975      2,858      1,414
                        ------------------------------------------------------
Net interest income
 after provision for
 loan losses                47,105     46,123     41,136     37,700     32,909
Other income                 7,251      6,974      6,894      5,922      5,208
Other expense               37,254     37,519     33,840     31,499     28,082
                        -------------------------------------------------------
Income before income
 taxes                      17,102     15,578     14,190     12,123     10,035
Provision for income
 taxes                       5,528      4,672      4,846      3,532      2,507
                        -------------------------------------------------------
Income before cumu-
 lative effect of
  accounting principle
  changes                   11,574     10,906      9,344      8,591      7,528
Cumulative effect of
 change in accounting
 for income taxes              ---       ---         113        ---        ---
                        -------------------------------------------------------
Net income                $ 11,574   $ 10,906    $ 9,457    $ 8,591    $ 7,528
                        ======================================================

BALANCE SHEET DATA
(Period end)
Total assets            $1,202,402 $1,107,575 $1,087,559   $906,948   $891,654
Loans, net of unearned
 interest                  857,557    742,657    698,408    567,211    553,384
Investment securities          ---        ---        ---        ---    186,736
Securities available-
 for-sale                  208,148    248,281    231,508    219,800        ---
Securities held-to-
 maturity                   35,161     22,911        ---        ---        ---
Total deposits           1,035,647    948,233    956,961    809,023    781,761
Total long-term debt        20,083     10,021     12,482      8,147     10,613
Total shareholders'
 equity                    102,043     87,309     91,943     70,650     65,019




PER SHARE DATA (1)
Net income               $    3.02  $    2.85  $    2.72   $   2.48   $   2.18
Cash dividends
 declared                     1.22       1.10        .99        .86        .77
Period end book value(2)     26.67      22.82      24.03      20.43      18.80
Average shares
 outstanding             3,826,581  3,826,581  3,479,574  3,458,390  3,458,390

FINANCIAL RATIOS
Return on average
 assets                       1.05%      1.01%      1.05%       .97%       .93%
Return on average
 shareholders' equity        12.13      12.30      12.69      12.71      12.10
Net yield on earning
 assets (3)                   4.79       4.80       5.28       5.12       4.78
Common stock dividend
 payout                      40.33      38.60      36.39      34.51      35.32
Average shareholders'
 equity to average
 assets                       8.63       8.25       8.24       7.64       7.64
Primary capital ratio
 at period end (4)            9.10       8.48       9.05       8.41       7.82
Net charge-offs to average
 loans, net of unearned
 interest                      .16        .12        .29        .36        .25
Non-performing loans to
 total loans, net of
 unearned interest (5)         .53        .54        .46        .60       1.02
Reserve for loan losses
 to period end loans, net
 of unearned interest          .94        .97       1.03       1.08        .93



(1) Per share data has been restated to reflect the 5% stock dividends distributed September 11, 1992, July
          26, 1993 and October 14, 1994.
(2) Book value per share excluding the effect of net unrealized holding gains (losses) on securities available-for-sale was 26.34, 24.53 and 22.78 at December 31, 1995, 1994 and 1993, respectively.
(3) Net interest income stated on a fully taxable equivalent basis divided by average earning assets.
(4) The sum of shareholders' equity and the reserve for loan losses divided by the sum of total assets and the reserve for loan losses.
(5) Nonperforming loans include nonaccrual loans and restructured loans.
(6)       Reflects the acquisitions of Peoples on September 6,
          1991 and Atlantic on November 15, 1991.
(7)       Reflects the acquisition of Bank One on August 14, 1992.
(8)       Reflects the acquisition of FirstSouth on December 10, 1993.
(9)       Reflects the Acquisition of Huntington on December
          14, 1995.





MARKET PRICE AND CASH DIVIDENDS

     BT's common stock is traded in the NASDAQ stock market under the NASDAQ symbol "BTFC."

     The following table sets forth cash dividends declared and the range of high and low sale prices, as reported on the NASDAQ
Stock Market for the Common Stock for the quarters indicated.

                    1995
                    ----
Quarter   High      Low       Dividend
- -------   ----------------------------
1st       $29 3/4   $26       $ .300
2nd        31 1/2    29         .300
3rd        37 1/4    30 1/4     .300
4th        37 1/2    33 1/2     .320
                              ------
                              $1.220
                              ======
                    1994
                    ----
Quarter   High      Low       Dividend
- -------   ----------------------------
1st       $31 3/4   $30       $ .267
2nd       31         28         .267
3rd       30 1/2     28         .267
4th       29 3/4     26 1/2     .300
                              ------
                              $1.101
                              ======

     On February 15, 1996, there were 3,950 record holders of BT
Common Stock.


     An Automatic Dividend Reinvestment Plan was established December 1, 1987 to provide a prompt, simple and expense-free way for shareholders to invest cash dividends from BT into additional shares of BT common stock. BT Management Trust Company performs certain bookkeeping and administrative functions in connection with the Plan. As participants, the shareholders may add to their investment in BT common stock through voluntary additional cash deposits with the Administrator.











                   MANAGEMENT'S DISCUSSION AND ANALYSIS


OVERVIEW
     In 1995, BT continued a tradition of consistent growth in size as well as profitability. The acquisition of Huntington National Bank of Pennsylvania in December 1995 reflects BT's commitment to augment the expansion of the Corporation through strategic mergers. The increased earnings performance in 1995 was fueled primarily by a higher level of net interest income. Prudent asset/liability management enabled BT to nearly maintain the prior year net interest margin level despite The Federal Reserve Board's easing of monetary policy in the second half of 1995. Additional factors contributing to BT's improved earnings included growth in fee income and control of operating expenses. Ongoing consolidation of internal departmental areas along with significant investments in technology continued to occur which reflects management's long-term objectives of achieving increased efficiency and profitability for the Corporation.
     In conjunction with the Huntington acquisition, approximately $102 million in assets were acquired and Huntington was subsequently merged into BT's Fayette Bank affiliate. At year-end 1995, loans and deposits increased approximately $70 million and $75 million, respectively, as a result of the acquisition. In addition, enhanced market share in existing areas complemented by expansion into new territories resulted from the acquisition.
     The loan growth BT experienced in 1995 was stimulated by modest economic growth resulting in heightened commercial and consumer lending activity. Additional factors contributing to increases in consumer loans included an aggressive loan pricing strategy for indirect loans and a robust automotive market in general. In 1996, loan growth will be targeted toward increased commercial and direct consumer lending activity. Management believes these areas offer the most potential for increased profitability in the forthcoming year.
     The Corporation distributed 5% stock dividends on October 14, 1994 and July 26, 1993. All per share data in the following discussion has been restated to reflect the stock dividends.
     Net income for 1995 was $11.6 million versus $10.9 million in 1994, an increase of $668,000 or 6.1%. In 1994, net income increased $1.4 million, or 15.3% over 1993. Income per share was $3.02 in 1995, a 6.0% increase over $2.85 earned in 1994, which reflected a 4.8% increase over $2.72 earned in 1993.
     Return on average assets was 1.05% in 1995, 1.01% in 1994, and 1.05% in 1993. Return on average shareholders' equity was 12.13%, 12.30%, and 12.69% in 1995, 1994, and 1993, respectively.
     The following is a more detailed discussion of certain significant factors that affected the Corporation's consolidated operating results, financial position, capital resources, liquidity, and interest rate sensitivity for the years-ended December 31, 1995, 1994, and 1993. Reference should be made to the consolidated financial statements and notes thereto as well as the selected financial data presented herein for a complete understanding of the following discussion and analysis.


RESULTS OF OPERATION
Net Interest Income

     In 1995, fully taxable equivalent net interest income increased $1.4 million, or 3.0%, from 1994, which rose $3.9 million, or 8.8%, from 1993. The increase in 1995 is due to a higher level of average earning assets, which increased $32.3 million. This growth was tempered slightly by a decline in the net interest margin of one basis point to 4.79% from the prior year period. Management will be challenged in 1996 to minimize potential erosion of the net interest margin due to anticipated acquisitions and changes in the interest rate environment. Although downward margin pressure is anticipated, BT's Asset/Liability Committee (ALCO) strives to minimize the impact of interest rate fluctuations through effective management of its interest rate sensitivity position.


     The introduction of recently implemented technological enhancements will afford ALCO more sophisticated modeling techniques assisting the committee in maintaining the proper balance between the repricing traits of the Corporation's asset/liability mix. Loans generally provide higher yields than investment securities, therefore, BT continues to focus its efforts on generating quality loan growth to minimize any decrease in the net interest margin. Average loans increased to 74.3% of average interest earning assets in 1995 from 71.0% in 1994 and 70.5% in 1993.

     The following table presents the major categories of assets, liabilities and shareholders' equity with their corresponding average balances, related interest income earned on interest-earning assets or interest expense paid on interest-bearing liabilities, and resulting yields and rates on a fully taxable equivalent basis for the years indicated.


                                                1995
                                -----------------------------------

                                             Interest Rate
                                  Average     Income/     Earned/
                                  Balance     Expense(1)   Paid(1)
                                -----------------------------------
                                       (Dollars in thousands)
ASSETS
Interest-earning assets:
 Loans, net of unearned
  interest (2)                 $  768,531    $ 66,380       8.64%
 Taxable securities               256,353      15,938       6.22
 Nontaxable securities              2,774         223       8.04
 Federal funds sold                 2,842         168       5.91
 Time deposits in other banks       3,614         272       7.53
                                -----------------------------------
  Total interest-earning
   assets                       1,034,114      82,981       8.02

Non-interest-earning assets:
 Cash and cash equivalents         35,982
 Premises and equipment, net       24,605
 Other assets                      18,408
 Less reserve for possible
  loan losses                      (7,274)
                                ---------
    Total assets               $1,105,835
                               ==========

LIABILITIES AND SHAREHOLDERS'
EQUITY
Interest-bearing liabilities:
 Demand and savings deposits      378,736       6,116       1.61
 Other time deposits              466,239      24,989       5.36
 Federal funds purchased and
  securities sold under
  agreements to repurchase         28,827       1,467       5.09
 Short-term borrowings              3,293         188       5.71
 Long-term debt                     9,344         714       7.64
                               -----------------------------------
  Total interest-bearing
    liabilities                   886,439      33,474       3.78
                                               ------

Non-interest-bearing liabilities:
 Demand deposits                  117,111
 Other liabilities                  6,855
                                ----------
  Total liabilities             1,010,405


Shareholders' equity               95,430
                                ----------


 Total liabilities and
 shareholders' equity          $1,105,835
                               ==========
Net interest income                           $49,507
                                              =======
Net interest spread(3)                                      4.24%
                                                            =====
Net yield on earning assets(4)                              4.79%
                                                            =====


                                              1994
                                -----------------------------------
                                            Interest Rate
                                   Average     Income/     Earned/
                                   Balance     Expense(1)   Paid(1)
                                -----------------------------------
                                        (Dollars in thousands)
ASSETS
Interest-earning assets:
 Loans, net of unearned
  interest (2)                 $  711,316    $ 56,931       8.00%
 Taxable securities               263,972      15,856       6.01
 Nontaxable securities              3,105         252       8.12
 Federal funds sold                13,265         537       4.05
 Time deposits in other banks      10,150         698       6.88
                                -----------------------------------
  Total interest-earning
   assets                       1,001,808      74,274       7.41

Non-interest-earning assets:
 Cash and cash equivalents         39,444
 Premises and equipment, net       22,779
 Other assets                      17,809
 Less reserve for possible
  loan losses                      (7,186)
                                ---------
    Total assets               $1,074,654
                               ==========

LIABILITIES AND SHAREHOLDERS'
EQUITY
Interest-bearing liabilities:
 Demand and savings deposits      425,252       7,361       1.73
 Other time deposits              408,402      17,457       4.27
 Federal funds purchased and
  securities sold under
  agreements to repurchase         17,633         636       3.61
 Short-term borrowings              3,492         130       3.72
 Long-term debt                    10,911         629       5.76
                                -----------------------------------
 Total interest-bearing
  liabilities                     865,690      26,213       3.03
                                               ------


Non-interest-bearing liabilities:
 Demand deposits                  112,395
 Other liabilities                  7,909
                                ----------
  Total liabilities               985,994

Shareholders' equity               88,660
                                ----------
 Total liabilities and
 shareholders' equity          $1,074,654
                               ==========
Net interest income                           $48,061
                                              =======
Net interest spread(3)                                      4.38%
                                                            =====
Net yield on earning assets(4)                              4.80%
                                                            =====


                                              1993
                                -----------------------------------

                                            Interest Rate
                                   Average     Income/       Earned/
                                   Balance     Expense(1)    Paid(1)
                                -----------------------------------
                                     (Dollars in thousands)

Interest-earning assets:
 Loans, net of unearned
  interest (2)                  $ 590,486    $ 50,540       8.56%
 Taxable securities               212,492      14,226       6.69
 Nontaxable securities              4,157         363       8.74
 Federal funds sold                 8,618         341       3.96
 Time deposits in other banks      21,662       1,856       8.57
                              -----------------------------------
  Total interest-earning
   assets                         837,415      67,326       8.04

Non-interest-earning assets:
 Cash and cash equivalents         37,678
 Premises and equipment, net       20,475
 Other assets                      15,327
 Less reserve for possible
  loan losses                      (6,297)
                                 --------
    Total assets                 $904,598
                                 ========

LIABILITIES AND SHAREHOLDERS'
EQUITY
Interest-bearing liabilities:
Demand and savings deposits       366,571       8,231       2.25
Other time deposits               341,766      14,241       4.17
Federal funds purchased and
 securities sold under
 agreements to repurchase          10,774         230       2.13
Short-term borrowings               3,934         107       2.71
Long-term debt                      6,970         336       4.82
                                ----------------------------------
 Total interest-bearing
  liabilities                     730,015      23,145       3.17
                                               ------

Non-interest-bearing liabilities:
 Demand deposits                   94,542
 Other liabilities                  5,860
                                 ----------
  Total liabilities               830,417

Shareholders' equity               74,181
                                 ----------
 Total liabilities and
 shareholders' equity            $904,598
                                 ==========

Net interest income                           $44,181
                                              =======
Net interest spread(3)                                      4.87%
                                                            =====
Net yield on earning assets(4)                              5.28%
                                                            =====




(1) Tax-exempt income on loans and investments and related yields are shown on a fully taxable equivalent basis computed using the federal statutory tax rate of 35%.
(2) For purposes of calculating loan yields, average loan balances include nonaccrual loans.
(3) The difference between rate earned on total interest-earning assets and rate paid on total interest-bearing liabilities.
(4) Net interest income stated on a fully taxable equivalent basis divided by average earning assets.



  The following table provides an analysis of the changes in interest income and expense attributable to changes in volume and rate.

                                       1995 vs 1994
                              --------------------------------
                                    Net
                               Increase      Due to changes in
                              (Decrease)   Volume(1)   Rate (1)
                              --------------------------------
                                       (In thousands)


Interest income:
 Loans, net of unearned
  interest(2)(3)              $9,449         $4,737    $4,712
 Taxable securities               82           (464)      546
 Nontaxable investment
  securities(2)                  (29)           (27)       (2)
 Federal funds sold             (369)          (544)      175
 Time deposits in other
  banks                         (426)          (487)       61
                              -------
    Total interest income      8,707          2,451     6,256
                              -------
Interest expense:
 Interest-bearing demand and
  savings deposits            (1,245)          (762)     (483)
 Other time deposits           7,532          2,688     4,844
 Federal funds purchased
  and securities sold under
  agreements to repurchase       831            505       326
 Short-term borrowings            58             (7)       65
 Long-term debt                   85            (99)      184
                              ------
  Total interest expense       7,261            641     6,620
                              ------

 Change in net interest
 income(2)                    $1,446         $1,810   $  (364)
                              ===============================



                                       1994 vs 1993
                              --------------------------------
                                    Net
                                Increase     Due to changes in
                               (Decrease)  Volume(1)   Rate (1)
                              --------------------------------
                                     (In thousands)


Interest income:
 Loans, net of unearned
  interest(2)(3)              $6,391         $9,854    $(3,463)
 Taxable securities            1,630          3,184     (1,554)
 Nontaxable investment
  securities(2)                 (111)           (87)       (24)
 Federal funds sold              196            188          8
 Time deposits in other
  banks                       (1,158)          (845)      (313)
                              -------
    Total interest income      6,948         12,507     (5,559)
                              -------
Interest expense:
 Interest-bearing demand and
  savings deposits              (870)         1,204     (2,074)
 Other time deposits           3,216          2,864        352
 Federal funds purchased
  and securities sold under
  agreements to repurchase       406            194        212
 Short-term borrowings            23            (13)        36
 Long-term debt                  293            217         76
                              -------
  Total interest expense       3,068          4,131     (1,063)
                              -------
 Change in net interest
 income(2)                    $3,880         $8,376    $(4,496)
                              ================================


(1) The amount of change not solely due to rate or volume change was allocated between the change due to rate and the change due to volume based on the relative size of the rate and volume changes.
(2) Tax-exempt income on loans and investments and related yield are shown on a fully taxable equivalent basis computed using the federal statutory tax rate of 35%.
(3) Nonaccrual loans are included in the average outstanding balances.







Provision for Loan Losses

   The provision for loan losses is a function of management's overall assessment of the adequacy of the reserve for loan losses. The provision was $1.3 million in 1995, compared to $904,000 in 1994 and $2.0 million in 1993. The increased loan loss provision for 1995 compared to 1994 was due to a higher level of net charge-offs. The decreased loan loss provision for 1994 compared to 1993 was due to improved credit quality and decreased net charge-offs. Non performing loans as a percent of outstanding loans, net of unearned interest, decreased slightly to 0.53% at December 31, 1995 compared to 0.54% at December 31,
1994. Net charge-offs were $1.3 million during 1995, or 0.16% of average loans outstanding, net of unearned interest, compared to $849,000, or 0.12%, in 1994. BT's loan loss reserve at December
31, 1995 was $8.1 million, or 0.94% of loans, net of unearned interest, compared to $7.2 million, or 0.97%, at December 31, 1994. This reserve provides more than adequate coverage with a ratio of 179% of non-performing loans at December 31, 1995, compared to 181% at December 31, 1994. For additional information, see "Non-performing Assets and Risk Elements and Reserve for Loan Losses."

Other Income

   Total other income increased $277,000, or 4.0%, in 1995 over 1994. Trust income increased $24,000, or 1.3%, primarily due to a greater volume of managed assets. Management views trust services as a primary source of non-interest income and recognizes that the 1995 level of trust income growth was somewhat below expectations. However, 1996 fees should increase due to the full-year impact of an increased level of assets under management. Additionally, aggressive pursuit of mutual fund sales, management of corporate employee benefit plans, and the effect of completed mergers should serve to bolster trust income in the year ahead. Bank service fees increased $365,000, or 8.0%, mainly due to higher levels of checking account related fees. Security gains decreased $147,000, or 76.2% due to market prices even though the level of security sales and calls increased in 1995 compared to 1994. Generally, securities are acquired to provide interest income to the Corporation and are not bought and sold for taking profits. Sales do occur periodically when funding is required for loan or deposit outflows. Other income increased $35,000, or 8.3%, primarily due to a higher level of gains on loans sold in the secondary marketplace, a trend management expects to continue in 1996.
   In 1994, total other income increased $80,000, or 1.2% over 1993 levels primarily due to increased service fees. Total other income in 1993 included $615,000 received in a favorable settlement related to a prior year Pennsylvania Shares Tax assessment. Excluding the effect of this one-time gain, total other income increased 11.1% in 1994, compared to 1993.

Other Expenses

   Total other expenses decreased $265,000, or 0.7%, in 1995 over 1994. Salaries and wages increased $682,000 due to periodic merit increases. Employee benefit costs decreased $61,000 primarily as a result of reduced hospitalization expense due to a change in BT's health care insurance provider in the fourth quarter of 1994. The number of full-time equivalent employees at December 31, 1995 and 1994 was 683 and 662, respectively. The Huntington acquisition added 39 full-time equivalent employees at year-end 1995 of which 19 were furloughed in January of 1996.
The costs associated with these furloughs did not have a significant impact on the Corporation. During 1995, management made notable progress in utilizing BT's workforce more efficiently by reducing the number of full-time employees while increasing the number of part-time employees. Management views this restructuring trend as a fundamental element in achieving increased efficiencies and cost reductions within the Corporation.
   Occupancy expense and equipment expense increased $75,000 and $348,000 respectively, primarily due to greater depreciation expense. During 1995, BT committed significant resources to technological expenditures, including a teller platform automation system and corporate-wide microcomputer network enhancements. Management views these outlays as necessary investments for the future viability of the Corporation.
F.D.I.C. insurance expense decreased $679,000 due to lower premiums and a retroactive deposit insurance rate adjustment resulting in a refund of $457,000, received in the third quarter of 1995. Based on recently proposed legislation, management is anticipating a one-time deposit insurance assessment of approximately $1.5 million in 1996 relating to deposits acquired from savings and loan institutions. Amortization of intangible assets decreased $144,000 due to the completed amortization of certain intangible assets in the third quarter of 1994. Other operating expenses declined $486,000 mainly due to reduced advertising expense and one-time acquisition related costs that occurred during the first quarter of 1994. Management seeks to capitalize on operational efficiencies while pursuing growth opportunities to achieve the desired results of increased size and maximum profitability.
   In 1994, total other expenses increased $3.7 million compared to 1993, primarily due to costs associated with the FirstSouth acquisition.









Provision for Income Taxes

   Pre-tax income rose $1.5 million or 9.8% in 1995, to $17.1 million after a $1.4 million, or 9.8%, increase in 1994. The effective tax rate was 32.3% in 1995, 30.0% in 1994 and 34.2% in 1993.
   The increase in the effective tax rate in 1995 was primarily due to a relatively lower rate in 1994 resulting from the retroactive deduction of goodwill amortization associated with acquisitions in prior years. Prior to 1994, certain amortization associated with these acquisitions was previously nondeductible for federal income tax purposes. As a result of changes in the federal income tax laws, BT elected to amortize certain goodwill over a 15-year period for federal income tax purposes in 1994, thereby allowing deductibility for both financial statement and federal income tax purposes. This election in 1994 was primarily responsible for the lower effective tax rate in 1994 compared to 1993.
   Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes," was adopted in the first quarter of 1993. The material changes from existing accounting principles are that deferred taxes are calculated under the liability method and adjusted when provisions of the tax law are changed and the tax effects of business acquisitions and mergers are reported at gross cost. The adoption of this standard resulted in an increase in income of $113,000 for the year-ended 1993.


FINANCIAL CONDITION

Loan Portfolio

   Total loans outstanding, net of unearned interest, were $857.6 million at year-end 1995, an increase of $114.9 million, or 15.5% compared to year-end 1994. The growth was primarily due to $70.1 million in loans acquired in the Huntington acquisition in December 1995. In 1995, average total loans, net of unearned interest, grew by $57.2 million, or 8.0%, mainly due to increased commercial and consumer loan growth. A moderately expanding economy and relatively low interest rates helped to fuel loan growth in 1995. During 1995, BT's indirect auto loan portfolio increased $22.8 million, or 20.4%, over 1994. Aggressive loan pricing policies and a healthy automotive market helped propel increases in the indirect lending area making it the fastest growing sector of BT's loan portfolio in 1995. In 1996, management plans to focus loan growth in the commercial and direct consumer areas while selling most longer term fixed-rate residential mortgage loans to the secondary market. This will permit BT to meet the needs of its communities and reduce the interest rate risk associated with long-term fixed-rate instruments while garnering additional income related to the sale of these loans. Management is anticipating increases in residential mortgage refinancing activities in 1996 due to the expected continuation of the historically low mortgage interest-rate environment. The consummation of previously announced merger activity should provide some funding of loan growth during 1996.
   In 1994, average total loans increased by $120.8 million, or 20.5%, over 1993, due primarily to the FirstSouth acquisition and substantial increases in consumer loan growth.
   At December 31, 1995, BT's entire loan portfolio consisted of loans made to individuals and businesses located within BT's marketing region with 99.0% of these loans located in the Commonwealth of Pennsylvania. BT does not have any foreign loans. At December 31, 1995, the most significant industry concentrations were the real estate and educational services sectors, which were 6.5% and 1.6% of the total loan portfolio, respectively.
   Real estate industry loans were primarily loans to operators of nonresidential buildings. Educational service loans were mainly loans to school districts.

   The following table summarizes the composition of BT's loan portfolio by types of loans at December 31, for each of the years indicated.

                             1995       1994       1993       1992      1991
                         -----------------------------------------------------
                                            (In thousands)

Commercial, financial
 and agricultural        $150,260   $125,851   $130,118   $126,144   $130,910
Real estate               424,528    380,828    369,848   $290,619   $288,497
Consumer                  332,400    276,886    233,101   $178,617   $158,237
Lease financing                --         --        190      1,069      2,310
                         -----------------------------------------------------
 Total                   $907,188   $783,565   $733,257   $596,449   $579,954
                         =====================================================


     The following table shows BT's loan maturities by types of loans indicated, exclusive of residential and commercial real estate, consumer and lease financing loans, as of December 31, 1995.



                                          Maturing
                         ---------------------------------------
                                   After One
                         Within    But Within  After
                         One Year  Five Years  Five Years Total
                         ----------------------------------------

                                      (In thousands)

Commercial, financial
 and agricultural        $60,153    $61,353    $28,754   $150,260
Real estate construction   8,955         --         --      8,955
                         ----------------------------------------
 Total                   $69,108    $61,353    $28,754   $159,215
                         ========================================

Commercial, financial, and agricultural loans due after one year and having floating or adjustable rates approximated $68 million.

    BT's highly leveraged financings were not significant at December 31, 1995. Highly leveraged financings are defined as those credits that are extended for the acquisition or restructuring of an organization and are characterized by unusually high debt to total asset ratios. While it is recognized that these transactions carry a higher level of risk in some cases, affiliate banks may originate or participate in this type of financing from time to time.


Non-performing Assets and Risk Elements

    Reviews of the commercial loan and commercial mortgage portfolios are conducted by Credit Department personnel to systematically evaluate the quality of the portfolio, to detect problems, and to provide an early warning system for loan deterioration. Commercial loans and residential mortgages are placed on a nonaccrual status when they become 90-days past due as to principal or interest. Delinquent consumer loans of each bank are reviewed monthly by senior management of the bank. From these reviews, determinations are made on a case-by-case basis as to the collectibility of each consumer loan as to principal and interest. While no specific period of delinquency triggers nonaccrual status for consumer loans, they are charged off when they are determined to be uncollectible and all collateral securing the loans has been liquidated, which normally occurs within 150 days after delinquency.
     A loan remains on nonaccrual status until it becomes current as to principal and interest or it is determined to be uncollectible and is charged off against the reserve for loan losses. A loan is classified as restructured when the terms have been modified, because of deterioration in the financial position of the borrowers to provide for a reduction of either interest or principal.
     The following table provides information with respect to the BT's past due loans and the components of its non-performing assets at December 31 of each of the years indicated.



                      1995    1994     1993      1992      1991
                    ---------------------------------------------
                                (Dollars in thousands)

Loans 90-days or
more past due       $1,685  $  652   $  730    $1,422    $  972

                    =============================================

Restructured loans  $  318  $  675   $  107    $  320    $1,702
Nonaccrual loans     4,202   3,313    3,118     3,092     3,950
                    ---------------------------------------------
 Total non-
 performing loans    4,520   3,988    3,225     3,412     5,652
Other real estate
 owned                 793      90      573       441       280
                    ---------------------------------------------
Total non-
 performing assets  $5,313  $4,078   $3,798    $3,853    $5,932
                    =============================================

Non-performing
 loans as a percent
 of total loans,
 net of unearned
 interest             0.53%   0.54%    0.46%     0.60%     1.02%

    The Corporation's Credit Department analyzes the financial stability of all large borrowers and pays particular attention to resolving certain problem or classified loans. A loan is generally considered classified due to a deterioration in the financial performance of the borrower. The Corporation had internally classified loans (other than non-performing loans) totaling $19.2 million at December 31, 1995 compared to $15.3 million at December 31, 1994. However, these loans are currently performing and based on a loan-by-loan review, historical performance, and current economic conditions, management does not expect any significant amount of classified loans to deteriorate to nonaccrual status. Classified loans are reviewed monthly by BT's and the affiliate banks' Board of Directors.
    Loans past due 90 days or more increased $1.0 million at December 31, 1995, primarily due to consumer automobile loans acquired in the Huntington acquisition. Restructured loans decreased $357,000, and nonaccrual loans increased $889,000 at December 31, 1995, compared to the prior year-end. Various commercial loans acquired from Huntington accounted for the most of the increase in nonaccrual loans. Other real estate owned increased $703,000 mainly due to one commercial real estate property. This loan is well-collateralized and no significant loss is anticipated upon disposition of the property. Interest income of $498,000 and $347,000 would have been recorded in 1995 and 1994, respectively, if nonaccrual and restructured loans were on a current basis in accordance with their original terms.
Interest income of $241,000 and $72,000 on nonaccrual and restructured loans was recorded in each of the years of 1995 and 1994, respectively.

Reserve for Loan Losses

    The reserve for loan losses totaled $8.1 million at year-end
1995 and $7.2 million at years-ended 1994 and 1993.  The
Huntington acquisition added $849,000 to the reserve in December
1995. The reserve for loan losses, as a percent of loans, net of unearned interest was 0.94% at December 31, 1995 compared to 0.97% and 1.03% at year-end 1994 and 1993, respectively. Based on management's loan-by-loan review, the past performance of the borrowers and current economic conditions, management does not anticipate any current losses related to nonaccrual, nonperforming or classified loans above what has already been considered in its overall judgment of the adequacy of the reserve. Management believes that the reserve at December 31, 1995 is adequate to cover losses inherent in the portfolio as of such date; however, there can be no assurance that the Corporation will not incur losses in future periods which could be substantial in relation to the size of the reserve or in relation to the estimates set forth herein.
    In determining the amount to be provided in the reserve for loan losses, management considers the volume of loans by type and prevailing economic conditions. BT's Credit Department also employs a loan-by-loan review of a substantial portion of their respective business loan portfolios. In addition, BT's historical experience with respect to charge-offs, delinquencies, and the level of the reserve are considered. BT's Credit Department utilizes a quantitative model to formally ascertain reserve levels at quarterly intervals. The model employs a disciplined methodology approach factoring in the various loan types and credit ratings within the commercial portfolio. Management's final assessment of the adequacy of the reserve involves considerations which are essentially judgmental and are not subject to mathematical formulation.

     The following table summarizes the activity in BT's reserve for loan losses for each of the years indicated.


                                            Years ended December 31,
                                  --------------------------------------------
                                      1995     1994     1993     1992     1991
                                  --------------------------------------------
                                             (Dollars in thousands)

Total loans outstanding at period
 end (net of unearned interest)   $857,557 $742,657 $698,408 $567,211 $553,384
                                  ============================================
Reserve for loan losses at
 beginning of year                   7,227    7,172    6,099    5,131    5,027
Reserve of acquired banks              849       --      784       69       --
Loans charged off:
 Commercial, financial, and
  agricultural                        (471)    (268)  (1,102)  (1,228)    (277)
 Real estate                          (147)    (245)    (193)     (97)    (170)
 Consumer                             (956)    (695)    (657)    (927)  (1,098)
                                   -------------------------------------------
     Total loans charged off        (1,574)  (1,208)  (1,952)  (2,252)  (1,545)
                                   -------------------------------------------
Recoveries of loans previously
 charged off:
  Commercial, financial, and
   agricultural                         29      162       62      117      115
  Real estate                           78       32       10        8        1
  Consumer                             203      165      194      168      119
                                   -------------------------------------------
     Total recoveries                  310      359      266      293      235
                                   -------------------------------------------
Net loans charged off               (1,264)    (849)  (1,686)  (1,959)  (1,310)
Additions to reserve charged
 to operations                       1,259      904    1,975    2,858    1,414
                                   -------------------------------------------
Reserve for loan losses at
 year end                          $ 8,071  $ 7,227  $ 7,172  $ 6,099  $ 5,131
                                   ===========================================
Ratio of net charge-offs during
 year to average loans, net of
 unearned interest                    0.16%    0.12%    0.29%    0.36%    0.25%
Reserve for loan losses as a
 percent of loans, net of
 unearned interest                    0.94     0.97     1.03     1.08     0.93
Reserve for loan losses to non-
 performing loans                     1.8x     1.8x     2.2x     1.8x     0.9x
Reserve for loan losses to non-
 performing loans plus loans 90
 days or more past due                1.3x     1.6x     1.8x     1.3x     0.8x

     The following table summarizes the allocation of the reserve for loan losses at December 31 for the years indicated.



                      1995            1994             1993
                 -----------------------------------------------
                         % of             % of             % of
                         Loans            Loans            Loans
                         to Total         to Total         to Total
                 Amount  Loans    Amount  Loans    Amount  Loans
                 -----------------------------------------------
                             (Dollars in thousands)
Commercial,
 financial, and
 agricultural    $2,596   16.6%   $2,925   16.1%   $3,025   17.8%
Real estate       2,137   46.8     1,850   48.6     1,950   50.4
Consumer          1,254   36.6     1,750   35.3     1,650   31.8
Lease financing     ---    ---       ---    ---       ---    ---
Unallocated       2,084    ---       702    ---       547    ---
                 -----------------------------------------------
 Total reserve   $8,071  100.0%   $7,227  100.0%   $7,172  100.0%
                 ===============================================


(continued...)

                       1992             1991
                 -----------------------------------
                           % of             % of
                           Loans            Loans
                           to Total         to Total
                 Amount    Loans    Amount  Loans
                 -----------------------------------
Commercial,           (Dollars in thousands)
 financial, and
 agricultural    $2,950    21.2%    $2,850   22.6%
Real estate       1,350    48.7      1,150   49.7
Consumer          1,300    29.9      1,000   27.3
Lease financing     ---     0.2        ---    0.4
Unallocated         499     ---        131    ---
                 -----------------------------------
 Total reserve   $6,099   100.0%    $5,131  100.0%
                 ===================================


     Not withstanding the foregoing allocations, the entire reserve for loan losses is available to absorb charge-offs in any category of loans.


Securities Portfolio

     Securities totaled $243.3 million at December 31, 1995, a decrease of $27.9 million, or 10.3%, over December 31, 1994. Net unrealized holding gains on securities available-for-sale totaled $1.9 million at year-end 1995. The decrease in the securities portfolio was due essentially to the maturing and sales of various securities throughout the year and the use of these funds to support recent loan growth. Money market investments were at lower levels during 1995 reflecting the transfer of funding to support loan growth. Securities totaled $271.2 million at year-end 1994, representing an increase of $39.7 million, or 17.1% over December 31, 1993. At year-end 1994, net unrealized holding losses on securities available-for-sale totaled $10.1 million due to the relatively lower yield of the portfolio as compared to current market rates. It has been BT's policy to buy securities with a maturity of five years or less in order to provide liquidity and the ability to take advantage of a changing rate environment. Banking affiliates' securities portfolios have relatively similar portfolio characteristics, with short-term U.S. Treasury instruments providing strong primary liquidity.




     The following table summarizes the book value of BT's securities portfolio at December 31 for each of the years indicated.

                                     1995      1994      1993
                                   ------------------------------
                                          (In thousands)
US Treasury and other US
 Government agencies:
    Available-for-sale             $198,812  $239,365  $223,308
    Held-to-maturity                 35,161    22,911        --
States and political subdivisions
 available-for-sale                   2,975     2,944     3,548
Other securities available-for-sale   6,361     5,972     4,652
                                   ------------------------------
 Total                             $243,309  $271,192  $231,508
                                   ==============================

     The following table summarizes amortized cost and weighted average yields of BT's securities portfolio at December 31, 1995 by maturities of investments.

                                                After One But
                           Within One Year    Within Five Years
                         ----------------------------------------
                         Amount    Yield(1)  Amount    Yield(1)
                         ----------------------------------------
                                   (Dollars in thousands)
US Treasury and
 other US Government
 agencies                $48,753    7.07%    $183,664   6.05%
States and political
 subdivisions(2)           1,420    8.28          984   7.94
Other securities             110    8.81          337   9.17
                         ----------------------------------------
  Total                  $50,283    7.11%    $184,985   6.07%
                         ========================================

(continued...)
                            After Five But
                           Within Ten Years    After Ten Years
                         ----------------------------------------
                         Amount    Yield(1)    Amount    Yield(1)
                         ----------------------------------------
                                   (Dollars in thousands)
US Treasury and
  other US Government
  agencies               $   199    8.00%       $  --     --%
States and political
  subdivisions(2)            342    8.97          200   8.26
Other securities             486    7.53        4,882   6.11
                         ----------------------------------------
  Total                  $ 1,027    8.10%    $  5,082   6.19%
                         ========================================

(1) Weighted average yield is based on yield to maturity, which is the discount or premium rate that makes the present value of a bond's cash flow to maturity equal to the bond's market price.
(2) Yields on tax-exempt securities were computed on a fully taxable equivalent basis using the federal statutory tax rate of 35%.


Deposits

    At December 31, 1995, total deposits were $1 billion, an increase of $87.4 million, or 9.2% compared to December 31, 1994. Non-interest-bearing deposits increased $15.2 million while interest-bearing deposits rose $72.2 million. Deposits acquired in the Huntington acquisition accounted for approximately $75 million of the increase in total deposits over year-end 1994. Exclusive of the Huntington acquisition, the aggregate deposit increase of approximately $12 million reflects a substantial increase in certificates of deposit resulting from new deposits as well as some shifting of funds from lower yielding savings and money market investment accounts. In 1996, concentrated marketing efforts focusing on specific customer profiles will be utilized to facilitate deposit growth in existing markets. At year-end 1994, total deposits decreased $8.7 million, or 1% compared to year-end 1993. The slight decrease was primarily attributable to anticipated runoff in deposits in early 1994 due to the FirstSouth acquisition in December 1993.

    The daily average amount of BT's deposits and the average rate paid on such deposits are summarized in the following table.

                                       Years Ended December 31,
                         -----------------------------------------------------
                              1995                1994             1993
                         -----------------------------------------------------
                         Amount    Rate      Amount    Rate    Amount   Rate
                         -----------------------------------------------------
                                       (Dollars in thousands)
Non-interest-bearing
  demand deposits        $117,111            $112,395        $ 94,542
Interest-bearing demand
  deposits                152,857  1.5%       171,363  1.6%   158,593   2.0%
Savings deposits          225,879  1.7        253,889  1.8    207,978   2.4
Time deposits             466,239  5.4        408,402  4.3    341,766   4.2
                         --------            --------        --------
     Total               $962,086            $946,049        $802,879
                         ========            ========        ========




     The maturity schedule of BT's time certificates of deposit of $100,000 or more at December 31, 1995 is summarized below.

Time Certificates of Deposit (In thousands)

3 months or less              $28,004
Over 3 through 6 months        15,532
Over 6 through 12 months       14,295
Over 12 months                 10,967
                              -------
     Total                    $68,798
                              =======

Short-Term Borrowings

    The following table summarizes the distribution of BT's short-term borrowings, which are comprised of federal funds purchased, securities sold under agreements to repurchase, and other short-term borrowings. Repurchase agreements are retail repurchase agreements and have terms of overnight to 29 days and repurchase agreements with the Federal Home Loan Bank (FHLB). Also shown are the maximum amount of borrowings, the average amounts of borrowings, and the weighted average interest rates paid on such borrowings for the last three years.


                                     1995      1994      1993
                                   --------------------------
                                     (Dollars in thousands)

Amount outstanding at year end     $37,579   $57,972   $18,326
Weighted average interest rate
 at year end                          4.58%     5.14%     2.32%
Maximum amount outstanding at
 any month end                     $51,930   $57,972   $37,490
Average amount outstanding during
 the year                           32,120    21,125    14,708
Weighted average interest rate
 during the year                      5.15%     3.63%     2.29%




Capital Resources

 BT's primary source of capital has historically been retained earnings. Other sources are the sale of common stock, long-term debt and issuances of stock in connection with acquisitions. BT has developed a capital planning policy to ensure current capital adequacy and to plan for future needs. The general objective of the policy is to manage the capital position, not only to ensure compliance with regulations, but also to ensure capital adequacy for future company expansion.
 At year-end 1995, BT's capital ratios were lower compared to year-end 1994 due to management's intentional leveraging of capital utilized in the Huntington acquisition.


     The following table summarizes significant risk-based capital components and ratios at December 31, 1995 and 1994.

                                           1995      1994
                                        --------------------
COMPONENTS:                           (Dollars in thousands)

Core capital (Tier 1)                   $ 84,134  $ 86,730
Risk adjusted capital                     92,205    93,957
Risk adjusted assets                     872,696   765,424

CAPITAL RATIOS:
Tier 1 ratio                                9.64%    11.33%
Risk adjusted ratio                        10.57     12.28%
Leverage ratio                              7.70      8.11%


    At year-end 1995, the minimum ratio for qualifying total capital to risk-weighted assets was 8.00% with a Tier 1 ratio of 4.00%. Institutions need to meet a minimum leverage capital ratio of 3.0% plus an additional 1% to 2% cushion. BT's affiliate banks exceed capital adequacy requirements.
    The Corporation and its predecessor, Bank and Trust, have increased dividends for 28 consecutive years. Dividends of $0.30 in the first, second and third quarters and $0.32 in the fourth quarter were paid in 1995. A dividend of $0.32 was declared for the first quarter of 1996.
    BT common stock attained a 264% total cumulative return during the five-year period from December 31, 1990 to December 31, 1995, assuming reinvestment of all dividends. This compares to a 112% total return for the overall NASDAQ Stock Market and a 199% total return for BT's peer group banks (Middle Atlantic Region) over the same time period. BT's historical stock price performance is not necessarily indicative of future price performance. The market price of BT common stock at December 31, 1995 was $34.75, compared to $26.63 at December 31, 1994.
    Approximately $3.9 million was used to acquire premises and equipment in 1995. The capital budget for 1996 is $4.6 million, for an upgraded mainframe computer system, branch automation, general renovations of properties, and equipment additions and replacements.





Liquidity and Interest Rate Sensitivity Management

    BT's liquid assets consist of cash and due from banks,
federal funds sold, interest-bearing deposits with banks,
and marketable securities.  In addition, BT's core deposits
and shareholders' equity supplement the liquid position
of BT by supporting a significant portion of the loan and
securities portfolio.  The monetary nature of BT's assets and liabilities ensures that sufficient funds are available to meet the operational cash needs of the Corporation.  Operating
activities have traditionally been a significant source of cash.
The securities portfolio is a readily available source of
liquidity, and BT currently has $50.9 million of securities due to mature within one year.  Financing activities can be a source of cash, primarily from low cost short-term borrowings and through the acquisition and growth of deposits. The Corporation expects to have sufficient funding sources available from financial
institutions and the financial markets should the need for
additional funding develop.
    To further enhance the liquidity position of the
Corporation, Bank and Trust and Fayette became members of the
FHLB and Laurel is in the process of applying for membership.
The FHLB membership will provide affiliate banks with an
additional source of both short- and long-term funding, special funding for low-income housing lending, and various other
correspondent bank services.
                                    38
    The following table sets forth, in summary form, BT's
repricing analysis at December 31, 1995 prepared in accordance with regulatory requirements.
                                                          Non-rate
                                                          sensitive
                           0-90      91-365    Over 1-5   and over
                           days      days      years      5 years      Total
                           ---------------------------------------------------
                                              (In thousands)

Loans                      $ 218,991 $ 153,109 $ 322,536 $ 162,921   $ 857,557
Securities                     4,102    48,374   184,326     6,507     243,309
Other interest-earning
 assets                        2,506       ---       ---       182       2,688
                           ---------------------------------------------------
  Total interest-earning
   assets                    225,599   201,483   506,862   169,610   1,103,554
                           ---------------------------------------------------
Other assets                     ---       ---       ---    98,848      98,848
                           ---------------------------------------------------
   Total assets            $ 225,599 $ 201,483 $ 506,862 $ 268,458 $ 1,202,402
                           ===================================================

Demand deposits            $ 164,005 $     --- $     --- $ 138,252   $ 302,257
Savings deposits             224,979       ---       ---       ---     224,979
Interest-bearing time
 deposits                    123,107   221,391   146,005    17,908     508,411
Borrowed funds                37,579       ---       ---       ---      37,579
Long-term debt                20,004        12        67       ---      20,083
Other liabilities                ---       ---       ---     7,050       7,050
Shareholders' equity             ---       ---       ---   102,043     102,043
                           ---------------------------------------------------
  Total liabilities and
   shareholders' equity    $ 569,674 $ 221,403 $ 146,072 $ 265,253 $ 1,202,402
                           ===================================================
Net interest sensitivity
 gap                       $(344,075)$ (19,920)$ 360,790    $3,205
                           ---------------------------------------------------
Net cumulative interest
 gap                       $(344,075)$(363,995)$  (3,205)
                           ---------------------------------------------------


     The previous table has been prepared in accordance with regulatory requirements, presenting interest-bearing demand deposits and savings deposits as repricing within the earliest period presented. As a result, the table reflects a negative cumulative interest gap position of $364 million in the first one-year gap at year-end 1995. This compares to negative cumulative one-year interest gaps of $325 million at year-end 1994 and $253 million at year-end 1993. While important, the information presented in the table represents only a static view of BT. Management believes, however, that this is not reflective of anticipated results, based on the fact that BT has historically not experienced the kind of earnings volatility indicated from the negative cumulative gap. Certain core deposits, such as interest-bearing demand deposits and savings deposits may not reprice to the same degree as other liabilities despite similar repricing characteristics, therefore the gap is not necessarily indicative of the change in net interest income that would occur due to changing market interest rates. As such, management does not use the table to manage interest rate sensitivity but rather uses simulation models and other historical data which they believe are more reflective of anticipated results.
     The two major interest sensitive components of the table shown above are loans and interest-bearing deposits, which are primarily certificates of deposit. The first category, 0- to 90-days maturity, is of great significance due to the ability of market-rate loans to reprice immediately while certificates of deposit will reprice at maturity throughout the period. During periods of rising rates, management would seek to lengthen the maturities of interest-bearing deposits to delay the increase in interest expense while market-rate loans would provide increased income. Likewise, during periods of falling rates, management would seek to shorten the maturities of certificates to help compensate for the lower rates on market-rate loans. BT's gap-management objectives are to minimize risks associated with interest rate changes due to the maturity imbalance of various assets and liability categories, to maintain a profitable interest rate differential between the overall cost of funds and rate of return on loans, and to assure adequate liquidity.

Inflation

     Assets and liabilities of a financial institution are monetary in nature. Accordingly, interest rates, which generally move with the rate of inflation, have potentially the most significant effect on BT's net interest income. BT attempts to limit inflation's impact on net interest spread through effective asset/liability management.


                                    39