Form 10-K, Exhibit 13
period 1996-12-31
BT FINANCIAL CORP
filed 1997-03-31
CIK 716459

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of BT Financial Corporation


  We have audited the accompanying consolidated balance sheet of BT Financial Corporation and affiliates (Corporation) as of December 31, 1996 and 1995 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of Moxham Bank Corporation for periods prior to 1996 which reflect total assets of approximately $240,895,000 as of December 31, 1995, and net interest income of approximately $8,786,000 and $8,873,000 for each of the two years in the period ended December 31, 1995.
Those consolidated statements were audited by other auditors whose report has been furnished to us and, our opinion, insofar as it relates to amounts included for Moxham Bank Corporation, is based solely on the report of other auditors.

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

  In our opinion, based on our audits and the aforementioned reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BT Financial Corporation and affiliates as of December 31, 1996 and 1995 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

  As discussed in Notes 1 and 5 to the consolidated financial statements, in 1995, the Corporation changed its method of accounting for loan impairment for certain loans by adopting Financial Accounting Standards Board (FASB) Statement No. 114, Accounting by Creditors for Impairment of a Loan.
------------------------------------------------

                                   /s/ Coopers & Lybrand LLP

                                                 COOPERS
                                                 & LYBRAND
Pittsburgh, Pennsylvania
January 21, 1997

                  BT Financial Corporation and Affiliates
                        CONSOLIDATED BALANCE SHEET
                     (In thousands, except share data)

                                          December 31,
                                        1996            1995
                                   -----------------------------
ASSETS
Cash and cash equivalents (Note 1)  $  65,305          $ 59,043
                                   -----------------------------
Money market investments:
 Interest-bearing deposits with
 banks                                    334             1,484
 Federal funds sold                    10,100            10,165
                                   -----------------------------
     Total money market invest-
     ments                             10,434            11,649
                                   -----------------------------
Securities available-for-sale,
at market value                       204,707           268,194

Securities held-to-maturity
(market value of $98,238 at
December 31, 1996, and $35,924 at
December 31, 1995)                     97,685            35,161
                                   -----------------------------
  Total securities (Note 3)           302,392           303,355
                                   -----------------------------
Loans (Note 4)                      1,082,674         1,060,871
 Less:
  Unearned interest                    56,909            49,631
  Reserve for loan losses (Note 5)      9,681            10,033
                                   -----------------------------
     Net loans                      1,016,084         1,001,207
                                   -----------------------------
Premises and equipment (Note 6)        31,634            31,724
Accrued interest receivable             8,706             9,555
Other assets                           31,753            26,027
                                   -----------------------------
     Total assets                  $1,466,308        $1,442,560
                                   =============================
LIABILITIES
Deposits:
 Non-interest-bearing              $  161,981        $  161,355
 Interest-bearing                   1,101,747         1,091,897
                                   -----------------------------
     Total deposits                 1,263,728         1,253,252

Federal funds purchased and
  securities sold under
  agreements to repurchase             36,678            35,313
Short-term borrowings                   4,010             2,366
Accrued interest payable                5,098             6,788
Other liabilities                       3,097             2,659
Long-Term debt (Note 14)               17,210            20,083
                                   -----------------------------
     Total liabilities              1,329,821         1,320,461

SHAREHOLDERS' EQUITY
Preferred stock:
  No par value; Authorized shares,
  2,000,000; Shares issued; 14,000
  at December 31, 1995                     --             1,378
Common stock:
  Par value, $5.00; Authorized
  shares, 10,000,000; Shares
  issued:  5,682,215 at December 31,
  1996 and 4,865,100 at December 31,
  1995                                 28,411            24,326
Capital surplus                        55,729            33,675
Retained earnings                      51,577            61,116
Net unrealized holding gains on
  securities available-for-sale           770             1,604
                                   -----------------------------
     Total shareholders' equity       136,487           122,099
                                   -----------------------------
     Total liabilities and share-
     holders' equity               $1,466,308        $1,442,560
                                   =============================
  The accompanying notes are an integral part of the consolidated financial statements.

                  BT Financial Corporation and Affiliates
                     CONSOLIDATED STATEMENT OF INCOME
             (In thousands, except shares and per share data)

                                      Years Ended December 31,
                                      1996      1995      1994
                                   -------------------------------
INTEREST INCOME
Loans, including fees              $87,749   $79,342   $68,292
Securities:
 Taxable                            18,793    19,162    18,457
 Tax-exempt                            592       693       934
Deposits with banks                     34       325       782
Federal funds sold                   1,188       306       564
                                   -------------------------------
 Total interest income             108,356    99,828    89,029
                                   -------------------------------
INTEREST EXPENSE
Deposits                            42,208    40,099    31,506
Federal funds purchased and
 securities sold under agreements
 to repurchase                       1,098     1,597       740
Short-term borrowings                  158       269       254
Long-term debt                       1,268       714       629
                                   -------------------------------
 Total interest expense             44,732    42,679    33,129
                                   -------------------------------
NET INTEREST INCOME                 63,624    57,149    55,900
Provision for loan losses (Note 5)   2,441     1,566     1,168
                                   -------------------------------
 Net interest income after
 provision for loan losses          61,183    55,583    54,732
                                   -------------------------------
OTHER INCOME
Trust income                         2,919     2,398     2,313
Fees for other services              6,585     5,589     5,161
Net securities gains                   406       108       347
Other income                         1,362       619       586
                                   -------------------------------
 Total other income                 11,272     8,714     8,407
                                   -------------------------------
OTHER EXPENSES
Salaries and wages                  20,517    19,707    18,818
Pension and other employee benefits  3,854     4,116     4,125
Net occupancy expense                4,637     4,175     4,035
Equipment expense                    4,254     3,545     3,198
F.D.I.C. insurance                   1,784     1,594     2,478
Amortization of intangible assets    1,991     1,161     1,291
Reorganization expense (Note 2)      1,309      ---       ---
Other operating expense             13,335    11,261    11,652
                                   -------------------------------
 Total other expense                51,681    45,559    45,597
                                   -------------------------------

INCOME BEFORE INCOME TAXES          20,774    18,738    17,542
Provision for income taxes (Note 7)  7,000     5,689     4,883
                                   -------------------------------
 NET INCOME                        $13,774   $13,049   $12,659
                                   ===============================
EARNINGS PER SHARE
Primary:
Net income per share               $  2.48   $  2.42    $ 2.35
Weighted average shares
 outstanding                     5,529,978 5,342,426 5,328,343

Fully diluted:
Net income per share               $  2.47   $  2.40     $ 2.33
Weighted average shares
 outstanding                     5,577,084 5,443,310  5,432,705

DIVIDENDS PAID PER COMMON SHARE    $  1.12   $   .98     $  .89

     The accompanying notes are an integral part of the consolidated financial statements.

                  BT Financial Corporation and Affiliates
                   CONSOLIDATED STATEMENT OF CASH FLOWS
                              (In Thousands)

                                         Years Ended December 31,
                                           1996     1995    1994
                                       -----------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                              $ 13,774 $ 13,049 $ 12,659
Adjustments to reconcile net
 income to net cash provided
 by operating activities:
   Provision for loan losses               2,441    1,566    1,168
   Provision for depreciation and
     amortization                          3,966    3,462    3,098
   Amortization of intangible
     assets                                1,991    1,161    1,291
   Amortization of premium, net
     of accretion of discount on
     loans and investments                  (428)     787    1,294
   Deferred income taxes                  (1,073)    (348)    (963)
   Realized securities gains                (406)    (108)    (347)
   Decrease (increase) in interest
     receivable                            1,413      605     (725)
   Increase (decrease) in interest
     payable                              (2,018)   1,054      759
   Equity in loss of limited partnerships    182      172       99
   Other assets and liabilities, net       3,306      790     (524)
                                      -----------------------------
     Net cash provided by
     operating activities                 23,148   22,190   17,809
                                      -----------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of securities          5,378   46,146   16,571
Repayments and maturities of
   securities available-for-sale         107,150   60,472   54,524
Repayments and maturities of
   securities held-to-maturity            11,987   21,000      --
Purchase of securities available-
   for-sale                              (20,652) (27,084)(106,781)
Purchase of securities held-to-
   maturity                              (72,466) (33,219) (22,905)
Net decrease (increase) in money
   market investments                      1,814   (2,874)  76,236
Proceeds from sales of loans               7,965    7,157    6,828
Net increase in loans                    (13,352) (57,696) (67,540)
Purchases of premises and
   equipment and other                    (3,654)  (4,125)  (3,719)
Investment in limited partnership           (131)    (144)    (163)
Purchase of Bank, net of cash
   acquired                              (3,407)  (23,674)     --
                                       -----------------------------
   Net cash provided by (used in)
    investing activities                 20,632  (14,041)  (46,949)
                                       -----------------------------
CASH FLOWS FROM FINANCING
ACTIVITIES:
Net increase (decrease) in
   deposits                             (31,391)  30,009    (8,657)
Net increase (decrease) in federal
   funds purchased and securities
   sold under agreements to
   repurchase                             1,365  (30,523)   45,844
Net increase (decrease) in
   short-term borrowings                  1,644   (9,515)    5,762
Proceeds from sale of common stock           --      200       185
Preferred dividends paid                    (54)    (116)     (120)
Common dividends paid                    (6,212)  (5,242)   (4,727)
Proceeds from long-term debt                 --   12,520        --
Payment on long-term debt                (2,873)  (2,458)   (2,440)
Other                                         3       --        --
                                       -----------------------------
   Net cash provided by (used in)
    financing activities                (37,518)  (5,125)   35,847
                                       -----------------------------
Increase (decrease) in cash and
   cash equivalents                       6,262    3,024     6,707
Cash and cash equivalents at
   beginning of year                     59,043   56,019    49,312
                                       -----------------------------
   Cash and cash equivalents
   at end of year                      $ 65,305 $ 59,043  $ 56,019
                                       =============================

Supplemental disclosures of cash
   flow information:
Cash paid during the year for:
   Interest on deposits and
     other borrowings                  $ 46,422 $ 39,573  $ 32,437
   Federal income taxes, net of
     refunds                              6,761    7,761     8,013

Non-cash financing activities:
   Issuance of common stock;
    Armstrong acquisition              $  7,712  $   --   $   --
   Conversion of preferred stock to
     common stock                         1,378       98      --

Details of the acquisitions of
   Huntington during 1995 and
   Armstrong County Trust Company
   during 1996, follows:
    Fair value of assets acquired      $ 54,285 $111,200  $   --
    Fair value of liabilities
      assumed                            42,307   85,700      --
                                       -----------------------------
   Net assets acquired                 $ 11,978 $ 25,500 $    --
                                       =============================

   The accompanying notes are an integral part of the consolidated financial statements.

         CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
           for the years ended December 31, 1996, 1995, and 1994
             (In thousands, except shares and per share data)
                                                              NET
                      COMMON                                  UNREAL-
                       STOCK                                  IZED
                    --------    PRE-                          HOLDING
                   NUMBER OF  FERRED  COMMON CAPITAL RETAINED GAINS
                      SHARES   STOCK   STOCK SURPLUS EARNINGS LOSSES   TOTAL
                   --------- ---------------------------------------------------


Balance, December 31,
 1993              4,563,850  $1,476 $22,819 $27,538 $52,774  $4,749  $109,356
Net income, 1994                                      12,659            12,659
Common dividends paid
  ($.89 per share)                                    (4,727)           (4,727)
Preferred dividends
  paid Moxham
  ($8.00 per share)                                     (120)             (120)
Stock dividends      274,931           1,375   5,786  (7,161)               --
Common stock issued:
  Moxham,Dividend
  Reinvestment Plan
  and Employee Stock
  Ownership Plan       8,987              45     140                       185
Change in unrealized
  market value adjustment
  on securities available-
  for-sale, net of tax                                       (13,085)  (13,085)
                   --------- --------------------------------------------------
Balance, December 31,
  1994             4,847,768   1,476  24,239  33,464  53,425  (8,336)  104,268

Net income, 1995                                      13,049            13,049
Common dividends paid
  ($.98 per share)                                    (5,242)           (5,242)
Preferred dividends
  paid-Moxham,
  ($8.00 per share)                                     (116)             (116)
Common stock issued:
  Moxham, Dividend
  Reinvestment Plan
  and Employee Stock
  Ownership Plan      11,007              55     145                       200
Conversion of Moxham
  preferred stock into
  common stock         6,325     (98)     32      66                        --
Change in unrealized
  market value adjustment
  on securities available
  -for-sale, net of tax                                        9,940     9,940
                   --------- --------------------------------------------------
Balance, December 31,
  1995             4,865,100   1,378  24,326  33,675  61,116   1,604   122,099

Net income, 1996                                      13,774            13,774
Common dividends paid
  ($1.12 per share)                                   (6,212)           (6,212)
Preferred dividends
 paid-Moxham,
 ($8.00 per share)                                       (54)              (54)
Acquisition of
 Armstrong County
 Trust Company       212,000           1,060   6,652                     7,712
Conversion of Moxham
 preferred stock into
 common stock         88,550  (1,378)    442     936                        --
Stock dividend       516,565           2,583  14,464 (17,047)               --
Other                                              2                         2
Change in unrealized
  market value adjustment
  on securities available-
  for-sale, net of tax                                          (834)     (834)
                   --------- --------------------------------------------------
BALANCE, December 31,
  1996             5,682,215    ---  $28,411 $55,729 $51,577    $770  $136,487
                   =========  ================================================



                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (In thousands, except shares and per share data)

1.        ACCOUNTING AND FINANCIAL REPORTING POLICIES
  The following is a summary of the significant accounting and financial reporting policies of BT Financial Corporation (BT or the Corporation) and its affiliates.

BASIS OF PRESENTATION
  The consolidated financial statements of BT, a bank holding company incorporated under the laws of the Commonwealth of Pennsylvania, include the accounts of BT and its wholly owned affiliates, Johnstown Bank and Trust Company (Bank and Trust), Laurel Bank (Laurel), Fayette Bank (Fayette), BT Management Trust Company (the Trust Company) Bedford Associates, Inc., and Moxham Community Development Corporation. All significant intercompany transactions have been eliminated in consolidation.
  Bedford Associates, Inc., was organized by BT primarily to hold and operate real property and equipment used by banking affiliates in their operations. Moxham Community Development Corporation was organized in 1992 to conduct community development activities.
  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. BT's financial statements have been restated for periods prior to June 30, 1996, giving effect to the merger between BT and Moxham Bank Corporation which occurred on June 25, 1996 and was accounted for as a pooling-of-interests. Results of operations from business combinations accounted for as purchases are included in the consolidated financial statements from their respective acquisition dates.

CASH EQUIVALENTS
  BT considers all non-interest-bearing amounts due from banks to be cash equivalents. At December 31, 1996 and 1995, the Corporation maintained cash balances of approximately $34 million and $26 million respectively, with one large financial institution located in southwestern Pennsylvania.

SECURITIES
  The securities portfolio consists of securities and short-term investments, which are purchased by the Corporation to enhance the overall yield on earning assets and to contribute to the management of interest rate risk and liquidity.
  Effective December 31, 1993, BT adopted Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities". This statement requires classification of securities into three categories; held-to-maturity, trading securities, and available-for-sale. BT categorized all of its securities as available-for-sale at December 31, 1993. Beginning in the second quarter of 1994, certain securities purchased were classified as held-to-maturity. The Corporation may classify securities as held-to-maturity when it has both the ability and positive intent to hold the securities to maturity. Securities designated as available for sale, may be sold in response to changes in market interest rates and in prepayment risk, income tax considerations, and liquidity needs. Pursuant to Statement 115, securities available-for-sale are recorded at market value, with aggregate unrealized holding gains and losses reported net of income tax as a separate component of shareholders' equity. Securities held-to-maturity are stated at cost adjusted for amortization of premium and accretion of discount, computed primarily under the interest method. The Corporation's investment policy specifically prohibits the existence of a trading account portfolio. The former Moxham Bank Corporation maintained a trading portfolio prior to the merger with BT. The volume of transactions within the portfolio and the related impact on BT's financial statements were not significant. No trading securities were held at December 31, 1995.
  Gains and losses are computed principally under the specific identification method. On a periodic basis, management evaluates each security where amortized cost exceeds market value. If the decline is judged to be other than temporary, the cost basis of the security is written down to its estimated net realizable value with the write down included in net securities gains (losses).

INTEREST INCOME
  Interest income is recognized in a manner that results in a level yield on principal amounts outstanding. The accrual of interest is discontinued when, in management's judgement, it is determined that the collectibility of interest, but not necessarily principal, is doubtful. Payments on nonaccrual loans are generally applied to both principal and interest, depending upon management's evaluation of collectibility. Loan origination fees, net of certain direct origination costs, are deferred and recognized over the life of the related loan as a yield adjustment.

UNEARNED INTEREST
  Unearned interest represents interest deducted from the proceeds of consumer loans and direct finance leases. Income is recognized over the life of the loan or lease as payments become due.

RESERVE FOR LOAN LOSSES
  The reserve for loan losses is based on management's evaluation of probable losses in the current loan portfolio, which includes an assessment of current economic conditions, changes in the nature of the loan portfolio, loan loss experience, and other relevant factors. The Corporation adopted FASB Statement No. 114, "Accounting by Creditors for Impairment of a Loan", and FASB Statement No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures," on January 1, 1995. Under these guidelines, a loan is considered impaired, based on current information and events, if it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. When conducting loan evaluations, management considers various factors such as historical loan performance, the financial condition of the debtor and collateral adequacy to determine when a loan is impaired. Recurring shortfalls or delays in payments and/or extended delinquency periods may provide evidence that a delay or shortfall is significant enough to warrant a review of the loan for impairment. Generally, the minimum period without payment that typically can occur before a loan is considered for impairment is 90 days. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that collateral-dependent loans are generally measured for impairment based on the fair value of the collateral. When the measurement of an impaired loan is less than the recorded investment in the loan, the impairment is recorded in a specific valuation reserve through a charge to provision for loan losses. The specific valuation reserve is periodically adjusted for significant changes in the amount or timing of expected future cash flows, observable market price or fair value of the collateral. The valuation reserve, or reserve for impaired loan losses, is part of the total reserve for loan losses. Upon disposition of an impaired loan, any related reserve is reversed through a charge to the impaired reserve for loan losses. FASB 114 does not apply the provisions of FAS 114 on individual smaller balance loans but the Corporation collectively evaluates these types of loans for impairment. In addition, the Corporation collectively reviews for impairment, commercial real estate and commercial loans under $250. The aggregation of these loans is based upon common risk characteristics such as, among other factors, loan type; geographic or industry risk concentrations; whether the loans have similar terms, such as interest and principal repayment terms; levels and types of collateral; and external credit ratings or internal risk ratings for the particular loans.

PREMISES AND EQUIPMENT
  Premises and equipment, including leasehold improvements, are stated at cost less accumulated depreciation and amortization. Depreciation is computed by both straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the terms of leases or estimated useful lives of improvements, whichever is shorter.
  Maintenance, repairs, and minor renewals are charged to expense as incurred. Expenditures for betterments and major renewals are capitalized and depreciated over their estimated useful lives.
  When premises and equipment are removed or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is credited or charged to income.

INTANGIBLE ASSETS
  The purchase method of accounting for business combinations results in the adjustment of net assets to their estimated fair value at the acquisition date. The excess of purchase price over such fair value is recorded in other assets and amortized on a straight-line basis over periods ranging from 10 to 15 years. Premiums paid by bank affiliates for branch offices are allocated to core deposit and going concern intangibles and are recorded in other assets and amortized on a straight-line basis over their estimated lives, generally ranging from 5 to 15 years. Core deposit premiums amounted to $0 and $260 and going concern and goodwill intangibles amounted to $20,440 and $16,874 at December 31, 1996 and 1995, respectively. Management evaluates annually the carrying value and remaining amortization periods of intangible assets for possible impairment. Adjustments are recorded when the benefit of the intangible asset decreases due to asset dispositions or reduced earnings from acquisitions with anticipated earning levels projected below the cost to recover such intangibles.


OTHER REAL ESTATE
  Other real estate is carried at the lower of estimated market value, less selling costs, or the value of the outstanding loan balance. Costs to maintain the assets and subsequent gains and losses attributable to their disposal are included in other expense.

INCOME TAXES
  The Corporation follows Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes." This statement requires a liability approach for measuring deferred taxes based on temporary differences between the financial statement and tax basis of assets and liabilities existing at each balance sheet date using enacted tax rates.

PER SHARE DATA
  Net income per share amounts are computed by dividing net income, after deducting preferred stock dividends, by the weighted average number of shares of common stock outstanding during each year, after giving retroactive effect to the 5% stock dividend distributed by BT on October 14, 1994 and the 10% stock dividend distributed on October 22, 1996. Additionally, per share data has been adjusted for the 10% stock dividend paid on December 30, 1994 by the former Moxham Bank Corporation. Fully diluted earnings per share amounts are calculated assuming all outstanding preferred stock was converted into common stock at the beginning of each year and that no preferred dividends were paid.
  Cash dividends per share are based on the number of shares outstanding at the respective declaration dates, after giving retroactive effect to the stock dividends.

RECENT ACCOUNTING PRONOUNCEMENTS
  In March 1995, FASB issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of." This standard requires long-lived assets and certain identifiable intangible assets, such as goodwill, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. BT adopted this statement on January 1, 1996, and the effect on BT's financial statements as a result of the adoption was not material.
  In May 1995, FASB issued Statement No. 122, "Accounting for Mortgage Servicing Rights." On January 1, 1996, BT adopted Statement 122. The new standard requires capitalization of mortgage servicing rights on mortgage loans originated for sale and measurement of impairment of all capitalized mortgage servicing rights based on their fair values. Adoption of Statement No. 122 did not have any material impact on BT's financial condition or results of operations.

  In June of 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 provides accounting and reporting standards based on a control-oriented "financial-components" approach. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. The statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement supersedes FASB No. 122 "Accounting for Mortgage Servicing Rights." This statement is effective for transfers and servicing of financial assets transactions occurring after December 31, 1996.
  In December of 1996, the FASB issued SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125." This statement defers the effective date of FAS 125 by one year to January 1, 1998, for certain transfer transactions including repurchase agreements, dollar rolls, securities lending and similar arrangements. SFAS No. 127 also delays by one year the provisions of SFAS No. 125 for recognition of collateral by secured parties in conjunction with secured borrowings.
  The Corporation is currently evaluating the effect that implementation of SFAS No. 125 and SFAS No. 127 will have on its results of operations and financial position.

2.        ACQUISITIONS
  On December 14, 1995, BT acquired Huntington National Bank of Pennsylvania, (Huntington), Uniontown, Pennsylvania, and merged it into Fayette Bank. Huntington had total assets of approximately $102 million and operated five branches in Fayette and Greene Counties. On January 8, 1996, Huntington's former Uniontown branch was closed and merged into Fayette Bank's Uniontown office. The acquisition was accounted for as a purchase, with a purchase price of $25.5 million in cash. Goodwill and other intangibles of approximately $10.2 million were recorded in connection with the transaction. Goodwill is being amortized over a 15 year period. Huntington was merged into Fayette effective December 14, 1995, and the 1995 Consolidated Statement of Income reflects the operations of Huntington from the date of acquisition.
  On June 13, 1996, BT acquired The Armstrong County Trust Company (Armstrong) of Kittanning, Pennsylvania by merging Armstrong into Bank and Trust. The acquisition was accounted for as a purchase. Armstrong had assets of approximately $50 million and operated one office in Armstrong County. Each Armstrong common share was exchanged for 26.50 shares of BT common stock and $533.21 in cash. A total of 212,000 BT common shares were issued in the merger. The total consideration for the Armstrong acquisition was approximately $12 million in the aggregate for all 8,000 Armstrong shares outstanding. The cash portion of approximately $4.3 million was financed through short-term borrowing from a commercial bank. In connection with the acquisition, goodwill and other intangibles of approximately $5.2 million were recorded. Goodwill is being amortized over 15 years. Armstrong's results of operations after June 13, 1996 are included in BT's 1996 Consolidated Statement of Income.
Unaudited pro forma results of operations for the years ended December 31, 1996, 1995 and 1994 are presented below. The pro forma results include the impact of purchase adjustments as though the acquisitions of Huntington and Armstrong had been effective January 1, 1994 and January 1, 1995, respectively. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisitions had been in effect for the entire periods presented. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations of the companies.

                             Pro Forma Results
                                (Unaudited)

                                        Years Ended December 31,
                                       1995      1994      1993
                                   --------    --------   -------
NET INTEREST INCOME                $ 64,629   $62,236    $59,507

NET INCOME                           13,585    13,543     12,730

EARNINGS PER SHARE:*
 Primary                               2.40      2.41       2.37
 Fully diluted                         2.39      2.39       2.34

   *1996 and 1995 data reflects the issuance of 26.5 shares of BT common stock (212,000 shares in total ) for each share of Armstrong common stock.

   On June 25, 1996, BT completed a merger with Moxham Bank Corporation (Moxham) whereby Moxham was merged directly into BT. In connection with the merger, each share of Moxham common stock (other than shares held by the Corporation) was converted into
1.15 shares of BT common stock, resulting in the issuance of 1,038,519 BT common shares. In addition, 88,550 shares of BT common stock were exchanged for all 14,000 outstanding shares of Moxham Series A $8.00 cumulative convertible non-voting preferred stock. The merger has been accounted for as a pooling-of-interests and accordingly BT's accompanying consolidated financial statements have been restated retroactively to include the accounts and operations of Moxham for all periods prior to the merger. Moxham's banking subsidiaries included the Moxham National Bank and The First National Bank of Garrett. Moxham also held a nonbank subsidiary known as the Moxham Community Development Corporation. Upon consummation of the merger, Moxham's banking subsidiaries were merged into Bank and Trust on June 25, 1996. At the time of the merger, Moxham had assets of approximately $235 million and operated 12 branches in Cambria, Somerset, and Westmoreland counties. In conjunction with the merger, four of these branches closed during the third quarter of 1996 along with two branches of Bank and Trust and one branch of Laurel as a result of duplicate service areas.

   Separate results of the combining entities are presented for the periods shown below. All significant intercompany transactions have been eliminated.

                                 SIX MONTHS ENDED JUNE 30, 1996
                                        (UNAUDITED)

                                 BT       Moxham       Combined
                                ----      ------       --------
NET INTEREST INCOME           $26,470    $ 4,692        $31,162

NET INCOME                      5,960        783          6,743

EARNINGS PER SHARE:
  Primary                           -          -           1.24
  Fully Diluted                     -          -           1.23



                                   YEAR ENDED DECEMBER 31, 1995

                                 BT        Moxham      Combined
                                ----       ------      --------
NET INTEREST INCOME           $48,364     $ 8,785       $57,149

NET INCOME                     11,574       1,475        13,049

EARNINGS PER SHARE:
  Primary                        2.75         -            2.42
  Fully Diluted                  2.75         -            2.40



                                   YEAR ENDED DECEMBER 31, 1994

                                BT         Moxham      Combined
                                ----       ------      --------
NET INTEREST INCOME           $47,027     $ 8,873       $55,900

NET INCOME                     10,906       1,753        12,659

EARNINGS PER SHARE:
  Primary                        2.59         -            2.35
  Fully Diluted                  2.59         -            2.33


   Certain reclassifications have been made to Moxham's financial information to conform to BT's classification.
   In connection with the Moxham merger, $1.3 million of reorganization costs ($959,000 after-tax or $.17 per fully diluted share) were incurred and charged to expense in 1996. The reorganization costs consisted primarily of severance pay to furloughed employees and various legal, accounting and investment banking fees associated with the transaction.
   On January 30, 1997, Bank and Trust, BT's largest banking affiliate, entered into an agreement in principle to acquire three branch offices of National City Bank of Pennsylvania a subsidiary of National City Corporation of Cleveland, Ohio. The locations of the three branches are Meyersdale and Salisbury in Somerset County, Pennsylvania and Everett in Bedford County, Pennsylvania. The sale will include the deposits, loans and fixed assets of all three branches which will be merged into Bank and Trust. The combined deposit total for the three offices is approximately $69 million. The acquisition price of the deposits, loans and offices is anticipated to be approximately $4.8 million. The agreement is subject to completion of due diligence and regulatory approvals. The sale is expected to be completed during the second quarter of 1997.


3.   SECURITIES

     The amortized cost and estimated market values of securities at December 31, 1996 and 1995 were as follows:
                                                  1996
                             --------------------------------------------
                                            Gross       Gross
                                       Unrealized  Unrealized
                             Amortized    Holding     Holding     Market
                                  Cost      Gains      Losses      Value
                             --------------------------------------------

Securities available
 for sale:
US Treasury
 and obligations of
 US government agencies
 and corporations             $186,172     $  984       $(170)  $186,986
Obligations of states and
 political subdivisions          9,656        214          (7)     9,863
Debt securities issued
 by foreign governments            590         --          (2)       588
Corporate securities             7,105        181         (16)     7,270
                             --------------------------------------------
Totals                        $203,523     $1,379       $(195)  $204,707
                             ============================================

Securities held-to-maturity:
US Treasury
 and obligations of
 US government agencies
 and corporations              $97,685     $ 712        $(159)   $98,238
                             ============================================



                                             1995
                             -------------------------------------------
                                           Gross        Gross
                                      Unrealized   Unrealized
                            Amortized    Holding      Holding     Market
                                 Cost      Gains       Losses      Value
                             -------------------------------------------
Securities available for sale:
US Treasury
 and obligations of
 US government agencies
 and corporations            $248,605     $2,365       $(724)  $250,246
Obligations of state and
 political subdivisions        10,291        321         (15)    10,597
Debt securities issued
 by foreign governments           300        ---          (2)       298
Corporate securities            6,524        557         (28)     7,053
                             -------------------------------------------
Totals                       $265,720     $3,243       $(769)  $268,194
                             ===========================================
Securities held-to-maturity:
US Treasury
 and obligations of
 US government agencies
 and corporations            $ 35,161       $763         $--    $35,924
                             ===========================================


     The market value of securities was based on quoted market prices or bid quotations received from securities dealers.

     The amortized cost and estimated market value of securities at December 31, 1996 by contractual maturity, are shown below.
Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                          Available-For-Sale
                                                 1996
                                        -----------------------
                                          Amortized      Market
                                          Cost            Value
                                        -----------------------

Due in one year or less                    $ 46,090     $46,344
Due after one year through
 five years                                 117,331     117,602
Due after five years through
 ten years                                   27,096      27,474
Due after ten years                          13,006      13,287
                                           --------    --------
 Total                                     $203,523    $204,707
                                           ========    ========


                                             Held-To-Maturity
                                                  1996
                                          ---------------------
                                          Amortized      Market
                                          Cost           Value
                                          ---------------------


Due in one year or less                   $   ---        $  ---
Due after one year through
 five years                                84,185        84,751
Due after five years through
 ten years                                 13,500        13,487
Due after ten years                           ---           ---
                                          ---------------------
 Total                                    $97,685       $98,238
                                          =====================

 Proceeds from sales of securities during 1996 were $5,378.
Gross gains of $445 and gross losses of $8 were realized on those sales. In addition, various securities were called during 1996, which resulted in gross gains of $19. In 1996, BT realized a gross loss of $50 in connection with a valuation adjustment on an equity security. During 1995, proceeds from sales of securities were $46,146, with gross gains of $246 and gross losses of $157 realized on those sales. In addition, various securities were called during 1995, which resulted in gross gains of $19. In 1994, proceeds from sales of securities were $16,571, with gross gains of $370 and gross losses of $39 realized on those sales. Also, various securities were called in 1994 resulting in gross gains of $38 and gross losses of $22. At December 31, 1996, securities carried at $120,659 were pledged as collateral for public and trust deposits and securities sold under agreements to repurchase. In addition, at December 31, 1996, BT held available-for-sale investments in government agency step-up securities of approximately $18.2 million with call options that allow the issuer to redeem the investment prior to maturity.

4.   LOANS
     The composition of the loan portfolio at December 31, 1996 and 1995 was as follows:
                                                1996      1995
                                             --------------------
Commercial, financial and agricultural       $170,107  $167,144
Real estate:
 Residential                                  317,459   324,210
 Commercial                                   217,861   193,868
Consumer                                      377,247   375,649
                                             --------------------
 Total                                      $1,082,674 $1,060,871
                                             ====================

     Commercial real estate, residential real estate and other loans held by the Corporation are primarily located in western and central Pennsylvania. The Corporation evaluates each customer's credit worthiness on a case-by-case basis. Collateral held includes mortgages on residential and income-producing properties. Included in consumer loans are education loans held-for-sale which totaled $13,364 and $14,881 at December 31, 1996, and 1995, respectively. Such loans are carried at cost and historically have been sold at carrying amount.

     A summary of loans to executive officers and directors, including associates of such persons, is as follows:

                                           1996           1995
                                   -------------------------------
     Loans at beginning of year         $25,285        $21,436
     New loans                            9,792         10,972
     Loan payments                      (11,037)        (8,084)
     Other                                 (522)           961
                                   -------------------------------
     Loans at end of year               $23,518        $25,285
                                   ===============================

     Other represents the net change in loan balances resulting from changes in related parties during the year.

     See Note 15 "Financial Instruments with Off-Balance Sheet
Risk" for credit risk disclosures and "Management's Discussion and Analysis" regarding concentrations in the loan portfolio.

5.   RESERVE FOR LOAN LOSSES
     Transactions in the reserve for loan losses were as follows:

                                           1996
                              -----------------------------------
                                        Total
                                        Reserve for    Reserve
                              General   Impaired       for Loan
                              Reserve   Loan Losses    Losses
                              -----------------------------------
Balance at beginning of
 year                         $9,102    $    931     $10,033
Transfer upon adoption
 of FASB 114                     ---         ---         ---
Reserve of acquisitions         159          ---         159
 Additions:
  Provisions for loan losses  1,111        1,330       2,441
  Recoveries of loans
   charged off                  566          ---         566
 Deductions:
  Loans charged off          (2,768)       (750)      (3,518)
                              -----------------------------------
Balance at end of year      $ 8,170     $ 1,511      $ 9,681
                              ===================================

                                           1995                       1994
                              -----------------------------------  -----------
                                        Total
                                        Reserve for    Reserve
                              General   Impaired       for Loan      General
                              Reserve   Loan Losses    Losses        Reserve
                              -----------------------------------  -----------
Balance at beginning of
 year                         $9,053    $    ---      $ 9,053       $ 8,815
Transfer upon adoption
 of FASB 114                    (285)        285          ---           ---
Reserve of acquisitions          849         ---          849           ---
 Additions:
  Provisions for loan losses     740         826        1,566         1,168
  Recoveries of loans
   charged off                   347         ---          347           400
 Deductions:
  Loans charged off           (1,602)       (180)      (1,782)       (1,330)
                              -----------------------------------  -----------
Balance at end of year       $ 9,102      $  931    $  10,033        $9,053
                              ===================================  ===========


     The recorded investment in loans for which impairment has been recognized in accordance with FASB 114 totalled $3,865 and 1,965 at December 31, 1996 and 1995, respectively. A corre-sponding valuation allowance of $1,511 and $931 was established for the years ended 1996 and 1995, respectively. The year-over-year increases are primarily due to the addition of various impaired commercial loans associated with two borrowers. The average recorded investment in impaired loans for 1996 and 1995 did not differ materially from the amounts outstanding at December 31, 1996 and December 31, 1995. BT recognized approximately $93 of interest revenue on impaired loans during 1996, of which approximately $63 and $30 was recognized using the accrual and cash basis methods of income recognition, respectively.

6.   PREMISES AND EQUIPMENT
     Major classes of premises and equipment at December 31, 1996 and 1995 were as follows:

                                           1996           1995
                                        -------------------------
     Land                               $ 4,538        $ 4,526
     Buildings                           28,603         28,792
     Leasehold improvements               1,326          1,295
     Equipment                           26,200         22,631
                                        -------------------------
                                         60,667         57,244
     Less accumulated depreciation
      and amortization                   29,033         25,520
                                        -------------------------
     Premises and equipment, net        $31,634        $31,724
                                        =========================


7.   FEDERAL INCOME TAXES

     The components of the provision (benefit) for income taxes from operations are as follows:

                                     1996      1995      1994
                              ------------------------------------
     Current                       $8,073    $6,037    $5,846
     Deferred                      (1,073)     (348)     (963)
                              ------------------------------------
      TOTAL                        $7,000    $5,689    $4,883
                              ====================================

     A reconciliation of the federal statutory tax rate to the effective tax rate applicable to income before income taxes follows:


                                   1996      1995      1994
                                   -----------------------------
Federal statutory tax rate         35.0%     35.0%     35.0%
Add (deduct) the tax effect of:
 Tax-exempt interest               (4.7)     (5.1)     (5.5)
 Interest expense limitation         .8        .7        .7
 Other, net                         2.6       (.2)     (2.4)
                                   -----------------------------
  Effective tax rate               33.7%     30.4%      27.8%
                                   =============================

     The deferred tax assets and deferred tax liabilities recorded on the balance sheet are as follows:

                                        December 31, 1996
                                   Deferred Tax   Deferred Tax
                                      Assets      Liabilities
                                   ------------------------------
Provision for loan losses               $3,225        $   ---
Net unrealized holding gains
 (losses) on securities                    ---            415
Depreciation                               742            ---
Deferred loan fees, net                    123            ---
Adjustment due to acquisition              275            815
Deferred compensation                      541            ---
Low-income housing credits                  17            ---
Other                                    1,588            489
                                   ------------------------------
 Total                                  $6,511         $1,719
                                   ==============================


                                        December 31, 1995
                                   Deferred Tax   Deferred Tax
                                      Assets      Liabilities
                                   ------------------------------
Provision for loan losses               $3,373       $   ---
Net unrealized holding gains
 (losses) on securities                    ---           875
Depreciation                                11           ---
Deferred loan fees, net                    119           ---
Adjustment due to acquisition              ---         1,003
Deferred compensation                      122           ---
Low-income housing credits                 103           ---
Other                                    1,636           429
                                   ------------------------------
 Total                                  $5,364        $2,307
                                   ==============================

     No valuation allowance was established at December 31, 1996 and 1995 in view of the Corporation's ability to carry back net deferred tax assets to taxes paid in previous years.

8.   PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS
     BT maintains noncontributory defined benefit pension plans covering substantially all employees meeting minimum age and service requirements. The plans generally provide benefits based on years of credited service and final average earnings. BT's current funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Pension plan assets are primarily US Government obligations, corporate obligations, and equity securities whose values are subject to fluctuations of the securities market. Plan assets include common stock of BT with values of $1,412 and $1,126 at December 31, 1996 and 1995 respectively. Changes in plan asset values attributable to differences between actual and expected returns on plan assets are deferred as unrecognized gains or losses and included in the determination of net pension cost over time.

     Net pension expense for 1996, 1995, and 1994 consisted of the following:

                                          1996     1995    1994
                                        -------------------------
Service cost-benefits earned
 during the year                        $  654   $  597  $  571
Interest accrued on projected
 benefit obligation                      1,236    1,254   1,066
Actual return on plan assets            (3,010)  (2,699)   (287)
Net amortization and deferral            1,238    1,097  (1,192)
                                        -------------------------
Net pension expense                     $  118    $ 249  $  158
                                        =========================

     The following table sets forth the plans' funded status and amounts recognized in BT's consolidated balance sheet at December
31, 1996 and 1995:

                                                1996         1995
                                             --------------------
Actuarial present value of benefit
obligations:
 Accumulated benefit obligation, including
 vested benefits (based upon retirement
 date) of $15,589 and $13,759 for 1996
 and 1995, respectively                      $(15,761)   $(13,888)
                                             =====================

Projected benefit obligation                 $(19,179)   $(18,374)
Plan assets at fair value                      23,268      20,139
                                             ---------------------
Plan assets in excess of projected benefit
 obligation                                     4,089       1,765
Unrecognized actuarial gain                    (1,454)        213
Unrecognized prior service costs                 (337)       (365)
Unrecognized transition credit                 (1,576)     (1,667)
                                             ---------------------
Prepaid (accrued) pension cost included in the
 consolidated balance sheet                  $    722     $   (54)
                                             =====================

     Pension expense is determined at the beginning of the year using the funded status assumptions for the previous year end. The funded status is determined using assumptions as of the end of the year, which for 1996, 1995, and 1994 are as follows:

                                   1996      1995      1994
                                 ----------------------------
Discount Rate                       7%        7%        8%
Long-Term Rate of Return            8%        8%        8%
Compensation Rate                   3%        3%        4%

     The change in assumptions in 1995 resulted in an increase of approximately $1,298 for the projected benefit obligation.
     The Corporation follows Statement of Financial Accounting Standard No. 106 "Employers' Accounting for Post-Retirement Benefits Other Than Pensions". This statement requires that the expected cost of providing post-retirement benefits be recognized in the financial statements during the employees active period of employment. The Corporation presently provides health and life insurance benefits to selected retirees. The transition obligation is being amortized over a 20-year period.

     The Corporation intends to maintain benefits for those currently eligible retirees but restricted future participation in 1991. Expense under the provisions of Statement No. 106 for 1996, 1995 and 1994 consisted of the following:
                                         1996   1995   1994
                                         ---------------------
Interest cost                            $104   $122   $133
Amortization of transition
     obligation and other                  94     92     89
                                         ---------------------
          Net post-retirement expense    $198   $214   $222
                                         =====================


 The Corporation used a discount rate of 7% for 1996 and 1995 and 8% for 1994.
                                                1996      1995
                                             --------------------
Accumulated post-retirement benefit
 obligation                                  $(1,509)  $(1,585)
Plan assets at fair value                          0         0
                                             --------------------
Excess of benefit obligation over plan
 assets                                       (1,509)   (1,585)
Transition obligation                          1,611     1,712
Unrecognized net gain (loss)                    (248)     (255)
                                             --------------------
Accrued benefit obligation                    $ (146)   $ (128)
                                             ====================

     An annual rate of health care cost increase was assumed to be 10% in 1996 decreasing to 5% by the year 2010. Increasing the assumed health care trend rate by 1% in each year would increase the obligation by $112 at December 31, 1996 and annual expense by $15.
     The Corporation adopted a defined contribution plan with 401(k) features during 1995. The plan permits each employee to contribute a portion of their salary to the plan on a pre-tax basis with employer matching up to stipulated amounts as determined by the Corporation. Total expense was $143 and $60 for 1996 and 1995, respectively.

     Moxham Bank Corporation maintained a noncontributory target benefit pension plan (target plan) covering all employees who met the eligibility requirements. Prior to BT's acquisition of Moxham, a resolution was passed to terminate the target plan subject to IRS approval. These employees were admitted to the BT 401(k) plan upon acquisition and will vest 100% in the plan upon completion of six years of service with either BT or previously with Moxham. To be eligible for the target benefit pension plan prior to the merger, an employee must have been 21 years of age and have completed one year of continuous service. Contributions to the target plan were determined by a formula based on the participant's annual compensation and years of service. Contributions to the target plan included in the consolidated statement of income were $107 for 1996, $200 for 1995 and $177 for 1994.
     Moxham also maintained a non-qualified deferred compensation plan (plan) for certain employees. This plan was frozen upon the acquisition of Moxham by BT. To participate in this plan, selected employees must have completed at least twelve consecutive months of service with Moxham. The plan provides payments from a participant's "account" payable at age sixty-two, or upon the participant's retirement from the Corporation, whichever is later, or upon the participant's death or disablement. Payments are made from the participant's account in equal quarterly installments over a period of ten years, or the participant may elect to receive the payment in a lump sum. Contributions to this plan included in the consolidated statement of income were $445 in 1996 and $62 in 1995 and 1994.

9.   LITIGATION
     In late January, 1997 a purported class action complaint was served on Bank and Trust and Security of America Life Insurance Company (Security) alleging various irregularities in connection with a residential mortgage loan to the plaintiff in the principal amount of approximately thirteen thousand dollars including, among other things, overcharges on credit life and disability insurance coverage and on other items. Security is not affiliated with BT or any of its subsidiaries.
     The plaintiff purports to represent a class of persons who made a mortgage payment to Bank and Trust within six years before November 21, 1996 and/or had credit life and/or disability insurance coverage with Security within six years before November 21, 1996. The complaint was filed in the Court of Common Pleas of Cambria County, Pennsylvania and seeks unspecified damages. Management is currently evaluating the complaint with legal counsel. Management intends to deny the material allegation in the complaint, oppose certification of the case as a class action, pursue its affirmative defenses and vigorously defend the lawsuit. The impact of this litigation on BT Financial, however, cannot be fully assessed at this early stage of the proceedings.
     Due to the nature of its activities, BT is at all times engaged in other various legal proceedings which arise in the normal course of business. While it is difficult to predict or determine the outcome of these proceedings, it is the opinion of management that the ultimate liability, if any, will not materially affect BT's consolidated financial position or results of operations.

10.  CAPITAL STOCK
     On August 24, 1994, BT's Board of Directors declared a 5% stock dividend. The dividend was distributed October 14, 1994 to shareholders of record as of September 16, 1994. The dividend was charged to retained earnings in the aggregate amount of $5,103 which is based on the closing price of $28 per share on the declaration date. On December 30, 1994, the former Moxham Bank Corporation paid a 10% stock dividend. The dividend was charged to retained earnings in the aggregate amount of $2,058. On August 28, 1996, BT's Board of Directors declared a 10% stock dividend. The dividend was distributed on October 22, 1996 to shareholders of record as of September 20, 1996. The dividend was charged to retained earnings in the aggregate amount of $17,047 which is based on the closing price of $33 per share on the declaration date. Average shares outstanding and all per share amounts included in the accompanying consolidated financial statements and notes are based on the increased number of shares giving retroactive effect to the aforementioned stock dividends.
     In July 1992, the former Moxham Bank Corporation issued 15,000 shares of Series A $8.00 cumulative convertible non-voting preferred stock (Series A Preferred Stock). An annual dividend of $8.00 per share, payable quarterly on the last day of March, June, September and December, commenced September 30, 1992. Cash dividends on the Series A preferred stock were cumulative from date of issue. At December 31, 1995, 14,000 preferred shares were outstanding. These shares were exchanged for 88,550 shares of BT common stock in connection with the merger on June 25, 1996. Approximately $54, $116 and $120 in preferred stock dividends were paid in 1996, 1995 and 1994, respectively.
     In 1991, the Board of Directors of BT declared and paid a dividend distribution of one right for each outstanding share of BT common stock. Each right entitles the holder to purchase from the Corporation, units of Series A Preferred Stock at a set price, exercisable on the distribution date as defined in the agreement. At December 31, 1996 no rights have been exercised.
     BT is subject to various regulatory capital requirements administered by the Federal Reserve Bank. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on BT's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, BT and its subsidiary banks must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.
     Quantitative measures established by regulation to ensure capital adequacy require BT and its subsidiary banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets, and of Tier I capital to average assets. As of December 31, 1996, the Corporation meets all capital adequacy requirements to which it is subject.

     As of December 31, 1996, the most recent notification from the Federal Reserve Bank categorized BT and its subsidiary banks as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized", each entity must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed each institution's categorization.

     BT's consolidated and subsidiary banks actual capital
amounts and ratios are also presented in the table.
                                                              To Be Well
                                                            Capitalized Under
                                            For Capital     Prompt Corrective
                             Actual       Adequacy Purposes Action Provisions
                       ----------------  -----------------  -----------------
(Dollars in thousands   Amount  Ratio     Amount    Ratio      Amount   Ratio
                       ----------------  -----------------  -----------------
As of December 31, 1996:
 TOTAL CAPITAL (TO RISK
   WEIGHTED ASSETS):
  BT (Consolidated)   $124,992  11.76%   >$84,994  >8.00%      N/A
                                         -         -
  Bank and Trust        80,157  12.89    > 49,672  >8.00     >$62,203  >10.00%
                                         -         -         -         -
  Fayette               29,708  11.35    > 20,932  >8.00     > 26,164  >10.00
                                         -         -         -         -
  Laurel                25,132  14.59    > 13,784  >8.00     > 17,230  >10.00
                                         -         -         -         -
 TIER 1 CAPITAL (TO RISK
   WEIGHTED ASSETS):
  BT (Consolidated)   $115,311  10.85%   >$42,497  >4.00%      N/A
                                         -          -
  Bank and Trust        74,655  12.00    > 24,881  >4.00     >$37,322  >6.00%
                                         -          -        -         -
  Fayette               27,286  10.43    > 10,466  >4.00     > 15,699  >6.00
                                         -          -        -         -
  Laurel                23,375  13.57    >  6,892  >4.00     > 10,338  >6.00
                                         -          -        -         -
 TIER 1 CAPITAL
   (TO AVERAGE ASSETS):
  BT (Consolidated)   $115,311  7.99%    >$57,719  >4.00%      N/A
                                         -         -
  Bank and Trust        74,655  8.68     > 34,400  >4.00    >$43,000   >5.00%
                                         -         -        -          -
  Fayette               27,286  7.84     > 13,929  >4.00    > 17,411   >5.00
                                         -         -        -          -
  Laurel                23,375 10.22     >  9,152  >4.00    > 11,440   >5.00
                                         -         -        -          -


                                                              To Be Well
                                                            Capitalized Under
                                            For Capital     Prompt Corrective
                             Actual       Adequacy Purposes Action Provisions
                       ---------------- ------------------- -----------------
(Dollars in thousands)  Amount  Ratio     Amount    Ratio      Amount   Ratio
                       ---------------- ------------------- -----------------
As of December 31, 1995:
 TOTAL CAPITAL (TO RISK
   WEIGHTED ASSETS):
  BT (Consolidated)   $113,732  11.00%   >$82,678  >8.00%      N/A
                                         -         -
  Bank and Trust        75,364  12.62    > 47,780  >8.00     >$59,725  >10.00%
                                         -         -         -         -
  Fayette               28,820  11.05    > 20,868  >8.00     > 26,085  >10.00
                                         -         -         -         -
  Laurel                24,288  14.24    > 13,647  >8.00     > 17,058  >10.00
                                         -         -         -         -
 TIER 1 CAPITAL (TO RISK
   WEIGHTED ASSETS):
  BT (Consolidated)   $102,321   9.90%   >$41,339  >4.00%     N/A
                                         -         -
  Bank and Trust        69,589  11.65    > 23,890  >4.00     >$35,835  >6.00%
                                         -         -         -         -
  Fayette               26,356  10.10    > 10,434  >4.00     > 15,651  >6.00
                                         -         -         -         -
  Laurel                22,494  13.19    >  6,824  >4.00     > 10,235  >6.00
                                         -         -         -         -
 TIER 1 CAPITAL
   (TO AVERAGE ASSETS):
  BT (Consolidated)   $102,321  7.60%    >$53,838  >4.00%      N/A
                                         -         -
  Bank and Trust        69,589  8.37     > 33,245  >4.00     >$41,556  >5.00%
                                         -         -         -         -
  Fayette               26,356  9.29     > 11,354  >4.00     > 14,192  >5.00
                                         -         -         -         -
  Laurel                22,494  9.86     >  9,122  >4.00     > 11,402  >5.00
                                         -         -         -         -


11.  REGULATORY REQUIREMENTS
     Reserve balances of $13,056 were required to be maintained at the Federal Reserve Bank by affiliate banks at December 31, 1996.
     Dividends and loans to BT from banking affiliates are subject to regulatory limitations. Dividends are limited to the retained earnings of banking affiliates. Loans must be collater-alized and loans to a single nonbank affiliate cannot exceed 10% of any banking affiliates capital and surplus, and the aggregate to all nonbank affiliates cannot exceed 20%. The maximum amount available to BT at December 31, 1996 from affiliate banks in the form of dividends and loans was $80,140 and $5,561 respectively.

12.  SAIF ASSESSMENT
     On September 30, 1996, President Clinton signed legislation which required financial institutions with Savings Association Insurance Fund (SAIF) deposits to pay a one-time special assessment to facilitate the recapitalization of the SAIF. The assessment was based on 65.7 cents per $100 of deposits at March 31, 1995. This assessment resulted in a charge of approximately $1.4 million ($899,000 net of tax or $.16 per share) to other expense during the year ended 1996. The legislation also included provisions whereby at such time as the SAIF is adequately recapitalized, BT's future SAIF deposit premiums will decrease from the $.23 per $100 of deposits paid in 1996 to approximately $.065 through the year 2000 and approximately $.025 through the year 2017.

13.  PARENT COMPANY CONDENSED FINANCIAL STATEMENTS
     The condensed balance sheets and statements of income and cash flows of BT as of December 31, 1996, 1995, and 1994 and for the years then ended are presented below.

              BT Financial Corporation (Parent Company Only)
                               Balance Sheet

                                       1996      1995      1994
                                   --------------------------------
Assets:
 Cash                              $  1,208  $    372  $    330
 Investment in bank affiliates      146,519   137,370   110,931
 Investment in nonbank affiliates     1,907     1,465     1,309
 Other                                6,137     5,955     4,524
                                   --------------------------------
   Total Assets                    $155,771  $145,162  $117,094
                                   ================================
Liabilities and Shareholders' Equity:
 Long-term debt                    $ 17,143  $ 20,715   $10,765
 Other liabilities                    2,141     2,348     2,061
 Shareholders' equity               136,487   122,099   104,268
                                   --------------------------------
   Total liabilities and share-
    holders' equity                $155,771  $145,162  $117,094
                                   ================================

                            Statement of Income

Cash dividends from bank
 affiliates                        $ 16,037  $  9,438  $  8,313
Cash dividends from nonbank
 affiliates                             100       100       ---
Management fees from affiliates      14,030    10,552     8,409
Other income                            418       33         57
Interest expense                      1,257       773       683
Operating expense                    15,077    12,170     9,932
                                   --------------------------------
Income before income taxes
 and equity in undistributed
 income of affiliates                14,251     7,180     6,164
Income tax benefit                      394       692       525
                                   --------------------------------
                                     14,645     7,872     6,689
Equity in undistributed income
 of affiliates:
 Banks                               (1,247)    5,021     5,612
 Nonbanks                               376       156       358
                                   --------------------------------
   Net income                      $ 13,774  $ 13,049  $ 12,659
                                   ================================


                          Statement of Cash Flows

Cash Flows from operating activities:
 Net income                        $ 13,774  $ 13,049  $ 12,659
 Equity in undistributed income
   of affiliates                        871    (5,177)   (5,970)
 Amortization                         1,184     1,112     1,078
 Other assets and liabilities, net   (1,640)   (1,411)     (762)
                                   --------------------------------
   Net cash provided by operating
   activities                        14,189     7,573     7,005
                                   --------------------------------
Cash Flows from Investing Activities:
 Investment in affiliate             (4,266)  (12,500)      ---
 Sale of investment securities          726       ---       ---
 Other                                   22       176        34
                                   --------------------------------
   Net cash used in investing
   activities                        (3,518)  (12,324)       34
                                   --------------------------------
Cash Flows from Financing Activities:
 Preferred dividends paid               (54)     (116)     (120)
 Common dividends paid               (6,212)   (5,242)   (4,727)
 Payment on long-term debt           (3,572)   (2,570)   (2,570)
 Proceeds from long-term debt           ---    12,520       ---
 Other                                   3        201       184
                                   --------------------------------
   Net cash provided by (used in)
     financing activities            (9,835)    4,793    (7,233)
                                   --------------------------------
Increase (decrease) in cash             836        42      (194)
Cash at beginning of year               372       330       524
                                   --------------------------------
Cash at end of year                $  1,208  $    372   $   330
                                   ================================

Supplemental disclosures of cash flow information:
 Cash paid during the year for:
   Interest on capital notes       $  1,122  $    764   $   666
   Federal income taxes,
     net of refunds                   6,761     7,761     8,013
Non-cash financing activities:
 Issuance of common stock;
  Armstrong acquisition               7,712       ---       ---
 Conversion of preferred stock
  to common stock                     1,378       98        ---



14.  LONG-TERM DEBT
     Long-term debt outstanding amounted to $17.2 million and $20.1 million at December 31, 1996 and 1995, respectively. In December of 1995, BT had $7.5 million in notes outstanding that were used for the cash portion of the consideration paid to former Laurel, Fayette and FirstSouth shareholders in 1985, 1986 and 1993 respectively. The Corporation incurred a new note on December 14, 1995 for $20.0 million and the proceeds were applied to repay the $7.5 million in outstanding debt and to finance a portion of the cash purchase of Huntington. The note contains a variable interest rate option as defined in the agreement, and the interest rate at December 31, 1996 was 6.625%. The note agreement has certain restrictive covenants relative to dividends, nonperforming assets, and equity requirements. As of December 31, 1996 the Corporation was in compliance with these covenants. Principal payments began in March of 1996 and are due in 28 equal quarterly installments of $714. The balance of the note was $17.1 million at year-end 1996.
     A mortgage note is included in long-term debt and amounted to $67 and $83 at December 31, 1996 and 1995, respectively. The mortgage note has a fixed rate of 9.5% and matures in the year 2000.

15.  RECLASSIFICATIONS
     For comparative purposes, reclassifications have been made to certain amounts previously reported in the consolidated financial statements.

16.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK
     The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of loan commitments and standby letters of credit.
     The Corporation's exposure to loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amount of these instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

     The face amounts of financial instruments with off-balance-sheet risk at December 31, 1996 were as follows:

               Loan commitments                   $199,239
               Standby letters of credit             9,123

     Since many of the loan commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements or loss exposures. The Corporation evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the customer. Standby letters of credit are conditional commitments issued by the Corporation to support the financial obligations of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans. The collateral varies but may include accounts receivable, inventory and property, plant and equipment for those commitments for which collateral is deemed necessary.

17.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

CASH AND SHORT-TERM INVESTMENTS
     For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

SECURITIES
     For securities, estimated fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

LOANS
     Fair values were estimated for loan portfolios with similar financial characteristics by discounting estimated future contractual cash flows using the current rates at which similar loans would be made to borrowers with the same remaining maturities.

DEPOSITS
     The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certifi-cates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

SHORT-TERM LIABILITIES
     The carrying value of short-term borrowings and securities sold under agreements to repurchase approximates fair value.

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

     The estimated fair values of BT's financial instruments at December 31, 1996 and 1995 are as follows:

                                                  1996
                                        Carrying         Fair
                                        Amount           Value
                                        -------------------------
Financial assets:
 Cash and short-term investments       $   75,739      $  75,739
 Securities                               302,392        302,945
 Loans                                  1,025,765      1,026,685
  Less:  Reserve for
   loan losses                             (9,681)           ---
                                        -------------------------
 Total Financial Assets                $1,394,215     $1,405,369
                                        =========================
Financial liabilities:
 Deposits                               $1,263,728    $1,269,372
 Federal funds purchased and
  securities sold under
  agreements to repurchase                  36,678        36,678
 Short-term borrowings                       4,010         4,010
 Long-term debt                             17,210        17,210
                                        -------------------------
  Total Financial Liabilities           $1,321,626    $1,327,270
                                        =========================


                                                  1995
                                        Carrying         Fair
                                        Amount           Value
                                        -------------------------
Financial assets:
 Cash and short-term
   investments                          $   70,692     $ 70,692
 Securities                                303,355      304,118
 Loans                                   1,011,240    1,025,993
  Less:  Reserve for
   loan losses                             (10,033)         ---
                                        -------------------------
 Total Financial Assets                 $1,375,254   $1,400,803
                                        =========================
Financial liabilities:
 Deposits                               $1,253,252   $1,251,497
 Federal funds purchased and
  securities sold under
  agreements to repurchase                  35,313       35,313
 Short-term borrowings                       2,366        2,366
 Long-term debt                             20,083       20,083
                                        -------------------------
  Total Financial Liabilities           $1,311,014   $1,309,259
                                        =========================


                        SUPPLEMENTAL FINANCIAL DATA

                         Quarterly Financial Data*
                                (Unaudited)

A summary of financial data for the four quarters of the years
1996 and 1995 is presented below.

                                         1996
                                      Quarter Ended
                         -------------------------------------------
                         March 31  Jun. 30   Sept. 30  Dec. 31
                         -------------------------------------------
                            (In thousands, except per share data)

Net interest income       $15,418  $15,744    $16,293  $16,169
Provision for loan
 losses                       412      396        618    1,015
Other income                2,616    2,841      2,703    3,113
Other expenses(1)          11,978   13,682     13,682   12,340
Provision for income
 taxes                      1,879    1,529      1,581    2,011
                         -------------------------------------------
Net income                $ 3,765  $ 2,978    $ 3,115  $ 3,916
                         ===========================================
Common dividends          $ 1,369  $ 1,263    $ 1,705  $ 1,875

Earnings per share:(2)
 Primary                      .70      .55        .55      .69
 Fully diluted                .69      .54        .55      .69



                                         1995
                                      Quarter Ended
                         -------------------------------------------
                         March 31  Jun. 30   Sept. 30  Dec. 31
                         -------------------------------------------
                            (In thousands, except per share data)

Net interest income       $13,678  $14,086    $14,617  $14,768
Provision for loan
 losses                       246      377        767      177
Other income                2,053    2,257      2,253    2,152
Other expenses(1)          11,345   11,426     11,024   11,764
Provision for income
 taxes                      1,160    1,369      1,614    1,548
                         -------------------------------------------
Net income                $ 2,980  $ 3,171    $ 3,465  $ 3,431
                         ===========================================
Common dividends          $ 1,290  $ 1,291    $ 1,292   $1,369

Earnings per share:(2)
 Primary                      .55      .59        .64      .64
 Fully diluted                .55      .58        .64      .63

*Data for periods prior to June 30, 1996 has been restated due to the Moxham pooling-of-interests acquisition on June 25, 1996.
Quarterly figures may not total to the full-year amount due to rounding.

(1) The quarter ended September 30, 1995 includes a $590 refund of F.D.I.C. deposit insurance premiums. The quarters ended March 31, 1996 and June 30, 1996 included $77 and $1,232, respectively, associated with nonrecurring reorganization costs in connection with the Moxham merger. The quarter ended September 30, 1996 included a special one-time SAIF deposit insurance assessment of $1,383 related to deposits acquired from savings and loan institutions.

(2) Per share data has been adjusted to reflect the 10% stock dividend distributed on October 22, 1996.

                                 SELECTED CONSOLIDATED FINANCIAL DATA*

Years Ended December 31,     1996(9)    1995(8)    1994     1993(7)    1992(6)
--------------------------   -------------------------------------------------
               (Dollar in thousands, except per share data)
RESULTS OF OPERATIONS
Interest income           $ 108,356   $ 99,828  $ 89,029   $ 81,012   $ 85,293
Interest expense             44,732     42,679    33,129     29,134     36,308
                            --------------------------------------------------
Net interest income          63,624     57,149    55,900     51,878     48,985
Provision for loan
 losses                       2,441      1,566     1,168      2,168      3,179
                            --------------------------------------------------
Net interest income after
 provision for loan losses   61,183     55,583    54,732     49,710     45,806
Other income                 11,272      8,714     8,407      8,205      7,026
Other expense                51,681     45,559    45,597     41,562     38,492
                            --------------------------------------------------
Income before income
 taxes                       20,774     18,738    17,542     16,353     14,340
Provision for income
 taxes                        7,000      5,689     4,883      5,081      3,988
                            --------------------------------------------------
Income before cumu-
 lative effect of
  accounting principle
  changes                    13,774     13,049    12,659     11,272     10,352
Cumulative effect of
 change in accounting
 for income taxes               ---       ---        ---         86        ---
                            --------------------------------------------------
Net income                 $ 13,774   $ 13,049  $  12,659   $11,358    $10,352
                            ==================================================

BALANCE SHEET DATA (Period end)
Total assets             $1,466,308 $1,442,560 $1,338,074 $1,306,406 $1,102,187
Loans, net of unearned
 interest                 1,025,765  1,011,240    892,010    832,421    684,209
Investment securities           ---        ---        ---     64,155     50,921
Securities available-
 for-sale                   204,707    268,194    310,288    231,486    219,790
Securities held-to-
 maturity                    97,685     35,161     22,911        ---        ---
Total deposits            1,263,728  1,253,252  1,147,993  1,156,650    985,894
Total long-term debt         17,210     20,083     10,021     12,482      8,147
Total shareholders'equity   136,487    122,099    104,268    109,356     86,584

PER SHARE DATA (1)
Net income per fully
 diluted share               $ 2.47     $ 2.40     $ 2.33     $ 2.25     $ 2.09
Common dividends
 declared per share            1.12        .98        .89        .80        .70
Period end book value(2)      24.02      22.56      19.28      20.27      17.36
Average shares outstanding
 fully diluted            5,577,084  5,443,310  5,432,705  5,038,868  4,942,460

FINANCIAL RATIOS
Return on average assets        .94%       .97%       .98%      1.03%      .96%
Return on average
 shareholders' equity         10.66      11.43      11.90      12.48     12.63
Net yield on earning
 assets (3)                    4.82       4.67       4.74       5.22      5.14
Common stock dividend
 payout                       45.10      40.17      37.34      34.65     32.90
Average shareholders'
 equity to average assets      8.85       8.49       8.20       8.23      7.60
Primary capital ratio
 at period end (4)             9.90       9.10       8.41       8.98      8.49
Net charge-offs to average
 loans, net of unearned
 interest                       .29        .16        .11        .24       .32
Nonperforming loans to
 total loans, net of
 unearned interest (5)         1.22        .73        .72        .65       .90
Reserve for loan losses
 to period end loans, net
 of unearned interest           .94        .99       1.01       1.06      1.11



*Data for periods prior to 1996 has been restated due to the Moxham pooling-of-interests acquisition on June 25, 1996.

(1) Per share data has been adjusted to reflect the 5% stock dividends distributed by BT on September 11, 1992, July 26, 1993 and October 14, 1994 and the 10%
          stock dividend distributed on October 22, 1996. Additionally, per share data has been adjusted to reflect the 10% stock dividend paid on December 30, 1994 and the two-for-one stock split paid in February 1993 by the former Moxham Bank Corporation.
(2) Book value per share excluding the effect of net unrealized holding gains (losses) on securities available-for-sale was 23.88, 22.52, 21.12 and 19.66 at December 31, 1996, 1995, 1994 and 1993, respectively.
(3) Net interest income stated on a fully taxable equivalent basis divided by average earning assets.
(4) The sum of shareholders' equity and the reserve for loan losses divided by the sum of total assets and the reserve for loan losses.
(5) Nonperforming loans include nonaccrual, restructured and loans 90 days or more past-due.
(6)       Reflects the purchase acquisition of Bank One on August
          14, 1992.
(7) Reflects the purchase acquisition of FirstSouth on December 10, 1993.
(8) Reflects the purchase acquisition of Huntington on December 14, 1995.
(9)       Reflects the purchase acquisition of Armstrong on June
          13, 1996.

MARKET PRICE AND CASH DIVIDENDS

     BT's common stock is traded in the NASDAQ stock market under the NASDAQ symbol "BTFC."

     The following table sets forth cash dividends declared and the range of high and low sale prices, as reported on the NASDAQ
Stock Market for the Common Stock for the quarters indicated.

                    1996
--------------------------------------------
Quarter   High      Low       Dividend
-------   ----------------------------------
1st       $32.95    $30.45     $ .256
2nd        34.32     29.20       .234
3rd        34.25     28.86       .300
4th        39.88     33.50       .330
                              --------
                               $1.120
                              ========
                    1995
--------------------------------------------
Quarter   High      Low       Dividend
-------   ----------------------------------
1st       $27.05    $23.64      $ .242
2nd        28.64     26.36        .242
3rd        33.86     27.50        .242
4th        34.09     30.45        .256
                              --------
                                $ .982
                              ========

 Note: Data has been adjusted to reflect the 10% stock dividend distributed on October 22, 1996.

     On February 7, 1997, there were 4,525 record holders of BT
Common Stock.


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


                   MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

     1996 was a record breaking year for BT Financial
Corporation. The assimilation of three mergers, one closing in December, 1995 and two closing in June of 1996, was the largest number of acquisitions for BT in one year. Moxham Bank
Corporation was the largest single institution acquired in BT history. During 1996, BT achieved record earnings and asset totals despite significant nonrecurring expenses associated with restructuring from the Moxham merger ($959,000 after tax or $.17 per share) and a one-time assessment from the Savings Association Insurance Fund (SAIF) on deposits BT acquired in savings and loan acquisitions ($899,000 after tax or $.16 per share). Please see a more in-depth discussion of the one-time SAIF assessment on page thirt-four under the title "Other Expenses". The reorganization costs associated with the Moxham merger consisted primarily of severance pay to furloughed employees and various legal, accounting and investment banking fees. Excluding the one-time reorganization charges, the acquisitions had a positive effect on BT's 1996 financial results. The implementation of synergies as a result of combined operations should have a favorable impact on future periods.
     The acquisitions created opportunities to consolidate various functions, both administratively and operational. This resulted in the closing of seven branch offices with overlapping market areas. At the same time, BT continued to consolidate various internal functions, resulting in lower full-time equivalent employees and the expectation of improved efficiency in future periods. Full-time equivalent employees declined to 764 at December 31, 1996 compared to 828 at December 31, 1995.
     On February 26, 1997, BT's Board of Directors approved a plan to adopt a single bank charter for the Corporation's three affiliate banks. Pending regulatory approval, all banking branches of BT will take on the designation of Laurel Bank under the single charter in the third quarter of 1997. The consolidation of the bank charters will enhance BT's ability to provide customers with added convenience, products and services.
The costs associated with the adoption of the single bank charter will not have any material impact on BT's 1997 results of operations.
     Equipment expense increased 20% in 1996 over 1995 primarily due to additional depreciation associated with BT's continued investment in technology. The automation of branch offices continued in 1996 and all branches acquired as a result of acquisitions were converted to our automated systems. The implementation of various technologies throughout consolidated back-office functions was clearly an important aspect of BT's internal restructuring to improve effectiveness and efficiency.
Other technologies, such as automated telephone systems and a call center were implemented to enhance customer service and provide additional marketing capabilities. During 1997, BT expects to implement a personal computer-based home banking service which will complement our current corporate PC-based service. In 1996, BT formed a special task force to assess the impact of the year 2000 issue as it relates to the Corporation's information systems and vendor supplied application software. Management does not currently anticipate any significant or material impact on the Corporation as a result of implications associated with this issue.
     During 1996, consumer loan delinquencies increased throughout the industry. BT was not immune to this increase.
The increase at BT was due primarily to loans acquired from the mergers, the centralization of the collection function, restructuring, and the loss of various senior loan collection officers. As a result, BT's nonperforming and past-due loans were at higher levels during 1996. While BT's ratio of nonperforming assets to total assets was similar to peer levels throughout 1996, it increased over historical BT ratios.
Management has put high priority on efforts to reduce this ratio to historical levels and has implemented several strategies to address higher nonperforming totals. Please see a more in-depth discussion on page thirty-six under the title "Nonperforming Assets and Risk Elements".

     A strong net interest margin and growth in assets produced greater net interest income in 1996. Effective asset/liability management provided a net interest margin of 4.82% in 1996, which compared very favorably with other financial institutions. Most of BT's growth in assets during 1996 was due to the acquisitions. There was run-off of approximately 9% in the core deposit bases of the acquired banks, while traditional markets produced minimal growth. During 1997, BT will concentrate on increasing assets through increased sales, marketing, and service efforts to current markets while continuing bank and branch acquisition activities. The pending acquisition of three branch offices from National City Bank of Pennsylvania will add approximately $69 million to deposits in 1997.
     Other income growth was also quite positive in 1996. Trust income increased by 22% due to increased market penetration and growth in assets under management. Service fee income increased 18% primarily due to increased volumes of deposit accounts. BT recognizes the importance of fee-based income as competition for commercial bank deposits increases and net interest margins compress. In 1996, BT management created an "Emerging Products Task Force" to investigate and develop nontraditional banking products and services. As banking regulations change, BT will also continue to pursue other lines of business not previously available to bank holding companies and banks.
     On June 25, 1996, BT completed the merger with Moxham whereby Moxham was merged directly into BT. Approximately 1.1 million shares of BT common stock were exchanged for all of the outstanding preferred and common stock of Moxham. The merger has been accounted for as a pooling-of-interests and accordingly, BT's consolidated financial statements have been restated to include the accounts and operations of Moxham for all periods prior to the merger. Additionally, a ten percent stock dividend was distributed on October 22, 1996 and all per-share data in the following discussion has been restated to reflect the stock dividend.
     Net income for 1996 was $13.8 million, a 5.6% increase over 1995's $13.0 million which was a 3.1% increase over 1994. Income per fully diluted share was $2.47 in 1996, a 2.9% increase over $2.40 earned in 1995, which reflected a 3.0% increase over $2.33 earned in 1994. BT would have earned $2.80 per share in 1996 if the nonrecurring expenses discussed earlier were excluded.
     Return on average assets was .94% in 1996, .97% in 1995, and .98% in 1994. Return on average shareholders' equity was 10.66%,
11.43%, and 11.90% in 1996, 1995, and 1994, respectively.
Excluding the nonrecurring expenses, the return on average assets would have been 1.07% and the return on average shareholders' equity would have been 12.10% in 1996.
     The following is a more detailed discussion of certain significant factors that affected the Corporation's consolidated operating results, financial position, capital resources, liquidity, and interest rate sensitivity for the years ended December 31, 1996, 1995, and 1994. Reference should be made to the consolidated financial statements and notes thereto as well as the selected financial data presented herein for a complete understanding of the following discussion and analysis.
     Certain information in this discussion and other statements contained in this report which are not historical facts may be forward-looking statements that involve risks and uncertainties. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements, including without limitation, the effect of changing regional and national economic conditions; changes in interest rates; credit risks of commercial, real estate, consumer and other lending activities; changes in federal and state regulations; the presence in BT's market area of competitors with greater financial resources than BT; or other unanticipated external developments materially impacting BT's operational and financial performance.

RESULTS OF OPERATIONS

NET INTEREST INCOME

     Net interest income is BT's primary source of revenue. In 1996, fully taxable equivalent net interest income increased $6.5 million, or 11.1%, compared to 1995. Average interest earning assets rose $95.6 million, or 7.6%, in 1996 compared to 1995.
The increase in earning assets was primarily due to the full-year impact of assets acquired in the Huntington acquisition in December 1995 and the Armstrong acquisition in June 1996. The net interest margin, on a fully taxable equivalent basis, improved 15 basis points to 4.82% in 1996 compared to 4.67% in 1995. The net interest margin increase was due to a higher yielding asset mix along with lower overall rates paid on interest bearing liabilities. Fully taxable equivalent net interest income rose $1.2 million, or 2.2%, while average interest earning assets increased $46.7 million, or 3.9%, in 1995 compared to 1994. The net interest margin, on a fully taxable equivalent basis, declined 7 basis points in 1995 from the 1994 level of 4.74% primarily due to funding costs of liabilities increasing more rapidly than income on earning assets. Internal modeling suggests a gradual upward movement in BT's net interest margin level in 1997 based on current market rates and the repricing characteristics of BT's current balance sheet composition. BT's Asset/Liability Committee (ALCO) strives to minimize the impact of interest rate fluctuations through effective management of its interest rate sensitivity position.
     In 1996, utilization of technological enhancements afforded ALCO more sophisticated modeling techniques enabling the committee to achieve its goal of maintaining the proper balance between the repricing traits of the Corporation's asset/liability mix. Loans generally provide higher yields than investment securities; therefore, BT continues to focus its efforts on generating quality loan growth to minimize any decrease in the net interest margin. Average loans increased to 75.9% of average interest earning assets in 1996 from 73.3% in 1995 and 70.4% in 1994.

     The following table presents the major categories of assets and liabilities and shareholders' equity with their corresponding average balances, related interest income earned on interest earning assets or interest expense paid on interest bearing liabilities, and resulting yields and rates on a fully taxable equivalent basis for the years indicated.

                                             1996
                              -------------------------------------
                                         INTEREST RATE
                              AVERAGE     INCOME/      EARNED/
                              BALANCE     EXPENSE(1)   PAID(1)
                              ------------------------------------
                                     (Dollars in thousands)
ASSETS
Interest-earning assets:
 Loans, net of unearned
  interest (2)                $1,026,536  $88,936      8.66%
 Taxable securities              292,141   18,792      6.43
 Nontaxable securities            10,212      910      8.91
 Trading account assets             ---       ---       ---
 Federal funds sold               22,172    1,188      5.36
 Time deposits in other banks       692        34      4.91
                              -----------------------------------
  Total interest-earning
  assets                       1,351,753  109,860      8.13

Non-interest-earning assets:
 Cash and cash equivalents        46,388
 Premises and equipment, net      32,527
 Other assets                     39,012
 Less:  Reserve for
  loan losses                     (9,665)
                               ---------
    Total assets              $1,460,015
                              ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
 Demand and savings deposits     445,931       6,388   1.43
 Other time deposits             664,742      35,820   5.39
 Federal funds purchased and
  securities sold under
  agreements to repurchase        28,638       1,098   3.83
 Short-term borrowings             2,845         158   5.55
 Long-term debt                   19,020       1,268   6.67
                              -----------------------------------
  Total interest-bearing
    liabilities                1,161,176      44,732   3.85
                                              ------

Noninterest-bearing liabilities:
 Demand deposits                 159,074
 Other liabilities                10,542
                              ----------
  Total liabilities            1,330,792

Shareholders' equity             129,223
                              ----------
 Total liabilities and
 shareholders' equity         $1,460,015
                              ==========
Net interest income                       $65,128
                                          =======
Net interest spread(3)                                 4.28%
                                                       =====
Net yield on earning assets(4)                         4.82%
                                                       =====


                                             1995
                              -------------------------------------
                                         Interest rate
                              Average     Income/      Earned/
                              Balance     Expense(1)   Paid(1)
                              -------------------------------------
                                     (Dollars in thousands)
ASSETS
Interest-earning assets:
 Loans, net of unearned
  interest (2)                $  920,586  $80,458      8.74%
 Taxable securities              313,469   19,162      6.11
 Nontaxable securities            12,083    1,052      8.71
 Trading account assets                5      ---      6.14
 Federal funds sold                5,177      306      5.91
 Time deposits in other banks      4,773      325      6.81
                              -----------------------------------
  Total interest-earning
  assets                       1,256,093  101,303      8.06

Non-interest-earning assets:
 Cash and cash equivalents        43,587
 Premises and equipment, net      30,481
 Other assets                     23,501
 Less:  Reserve for
  loan losses                     (9,175)
                               ---------
    Total assets              $1,344,487
                              ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
 Demand and savings deposits     447,93      8,238     1.84
 Other time deposits            589,586     31,862     5.40
 Federal funds purchased and
  securities sold under
  agreements to repurchase       30,985      1,597     5.15
 Short-term borrowings            4,625        269     5.82
 Long-term debt                   9,344        714     7.64
                              -----------------------------------
  Total interest-bearing
    liabilities               1,082,471     42,680     3.94
                                            ------

Noninterest-bearing liabilities:
 Demand deposits                138,868
 Other liabilities                9,003
                              ----------
  Total liabilities           1,230,342

Shareholders' equity            114,145
                              ----------
 Total liabilities and
 shareholders' equity        $1,344,487
                              ==========
Net interest income                       $58,623
                                          =======
Net interest spread(3)                                 4.12%
                                                       =====
Net yield on earning assets(4)                         4.67%
                                                       =====

                                             1994
                              -------------------------------------
                                         Interest rate
                              Average     Income/      Earned/
                              Balance     Expense(1)   Paid(1)
                              -------------------------------------
                                     (Dollars in thousands)
ASSETS
Interest-earning assets:
 Loans, net of unearned
  interest (2)                $  851,590  $69,291      8.14%
 Taxable securities              314,382   18,457      5.87
 Nontaxable securities            17,442    1,419      8.14
 Trading account assets               5       ---      4.05
 Federal funds sold               14,009      564      4.03
 Time deposits in other banks     11,954      782      6.54
                              -----------------------------------
  Total interest-earning
  assets                       1,209,382   90,513      7.48

Non-interest-earning assets:
 Cash and cash equivalents        46,588
 Premises and equipment, net      28,897
 Other assets                     22,251
 Less:  Reserve for
  loan losses                     (8,919)
                               ---------
    Total assets              $1,298,199
                              ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
 Demand and savings deposits     492,022    8,971      1.82
 Other time deposits             520,092   22,536      4.33
 Federal funds purchased and
  securities sold under
  agreements to repurchase        19,803      740      3.74
 Short-term borrowings             5,928      255      4.30
 Long-term debt                   10,911      629      5.76
                              -----------------------------------
  Total interest-bearing
    liabilities                1,048,756   33,131      3.16
                                           ------

Noninterest-bearing liabilities:
 Demand deposits                 133,356
 Other liabilities                 9,667
                              ----------
  Total liabilities            1,191,779

Shareholders' equity             106,420
                              ----------
 Total liabilities and
 shareholders' equity         $1,298,199
                              ==========
Net interest income                       $57,382
                                          =======
Net interest spread(3)                                 4.32%
                                                       =====
Net yield on earning assets(4)                         4.74%
                                                       =====

(1) Tax-exempt income on loans and investments and related yield are shown on a fully taxable equivalent basis computed using the federal statutory tax rate of 35%.
(2) For purposes of calculating loan yields, average loan balances include nonaccrual loans.
(3) The difference between rate earned on total interest-earning assets and rate paid on total interest bearing liabilities.
(4) Net interest income stated on a fully taxable equivalent basis divided by average earning assets.


  The following table provides an analysis of the changes in interest income and expense attributable to changes in volume and rate.

                                        1996 vs 1995
                              ------------------------------------
                              Net
                              Increase       Due to changes in
                              (Decrease)       Volume    Rate
                              ------------------------------------
                                     (In thousands)

Interest income:
 Loans, net of unearned
  interest(1)(2)               $8,478         $9,260    $(782)
 Taxable securities              (370)        (1,304)     934
 Nontaxable securities(1)        (142)          (163)      21
 Federal funds sold               882          1,005     (123)
 Time deposits in other
  banks                          (291)          (278)     (13)
                              ------------------------------------
    Total interest income       8,557          8,520       37
                              ------------------------------------
Interest expense:
 Inteest-bearing demand and
  savings deposits             (1,850)           (37)  (1,813)
 Other time deposits            3,958          4,063     (105)
 Federal funds purchased
  and securities sold under
  agreements to repurchase       (499)          (121)    (378)
 Short-term borrowings           (111)          (104)      (7)
 Long-term debt                   554            739     (185)
                              ------------------------------------
  Total interest expense        2,052          4,540   (2,488)
                              ------------------------------------

 Change in net interest
 income(1)                     $6,505         $3,980   $2,525
                              ====================================



                                        1995 vs 1994
                              -------------------------------------
                              Net
                              Increase        Due to changes in
                              (Decrease)        Volume  Rate
                              -------------------------------------
                                     (In thousands)


Interest income:
 Loans, net of unearned
  interest(1)(2)               $11,167        $5,615    $5,552
 Taxable securities                705           (54)      759
 Nontaxable securities(1)         (367)         (436)       69
 Federal funds sold               (258)         (356)       98
 Time deposits in other
  banks                           (457)         (470)       13
                              -------------------------------------
    Total interest income       10,790         4,299     6,491
                              -------------------------------------
Interest expense:
 Interest-bearing demand and
  savings deposits                (733)         (804)       71
 Other time deposits             9,326         3,011     6,315
 Federal funds purchased
  and securities sold under
  agreements to repurchase         857           418       439
 Short-term borrowings              14           (56)       70
 Long-term debt                     85           (90)      175
                              -------------------------------------
  Total interest expense         9,549         2,479     7,070
                              -------------------------------------
 Change in net interest
 income(1)                      $1,241        $1,820    $(579)

                              =====================================


(1) Tax-exempt income on loans and investments and related yield are shown on a fully taxable equivalent basis computed using the federal statutory tax rate of 35%.
(2) Nonaccrual loans are included in the average outstanding balances.


OTHER INCOME

   Total other income, excluding security gains, increased 26% in 1996, compared to 1995. Strong growth in trust income and fees for other services provided improved core fee income. Increased market penetration and an 8.7 percent growth in assets under management to $556 million were important factors in the growth associated with trust fees. Particularly due to the addition of deposit accounts from the Huntington National Bank of Pennsylvania (Huntington) and Armstrong County Trust Company (Armstrong) mergers, fees for other services increased 18%.
Other income experienced some one-time additions from the elimination of an acquired liability for certain state taxes and funds received in a new contractual agreement with a loan servicing company, which contributed $222,000 and $200,000, respectively. Additionally, the sale of real estate at Laurel and the sale of the Salem 22 office of the former Moxham Bank Corporation added approximately $270,000 to other income.
   Total other income, excluding security gains, increased 6.8% in 1995 over 1994. Trust income increased 1.3% due to a greater volume of managed assets. Trust assets under management did not grow until later in the year during 1995, and trust income was somewhat below expectations. Fees for other bank services increased 8% in 1995, due to somewhat higher fee schedules and some growth in deposit accounts. Other income increased 6% in 1995 over 1994 due to a higher level of gains on loans sold in the secondary marketplace.
   Security gains increased $298,000 in 1996 over 1995, primarily due to the sale of certain stocks of other financial institutions. These stocks were acquired through BT's mergers and acquisitions of the past few years. Management decided to sell these stocks due to their minimal contribution to recurring income and some favorable market values. Security gains had declined in 1995 compared to 1994 due to market prices even though the level of security sales and calls increased in 1995. Generally, securities are acquired to provide interest income to the Corporation and are not bought and sold for taking profits. Sales do occur periodically when funding is required for loans or deposits outflows.

OTHER EXPENSES

   On September 30, 1996, President Clinton signed legislation which required financial institutions with Savings Association Insurance Fund (SAIF) deposits to pay a one time special assessment to facilitate the recapitalization of the SAIF. The assessment was based on 65.7 cents per $100 of deposits at March 31, 1995. This assessment resulted in a charge of approximately $1.4 million ($899,000 net of tax or $.16 per share) to other expense during the year ended 1996. The legislation also included provisions whereby at such time as the SAIF is adequately recapitalized, BT's future SAIF deposit premiums will decrease from the $.23 per $100 of deposits paid in 1996 to approximately $.065 through the year 2000 and approximately $.025 through the year 2017.

   Total other expenses increased $6.1 million or 13% in 1996 compared to 1995, with approximately 44% of the increase due to the recording of nonrecurring costs associated with the Moxham merger and the one-time deposit insurance assessment from SAIF. The majority of the remaining increase is due to a full year of expenses related to the Huntington acquisition and the second quarter 1996 acquisition of Armstrong, along with conversion and marketing expenses from all the acquisitions. While salaries increased 4% due to periodic merit increases, full-time equivalent employees fell to 764 from 828 at December 31, 1996 and 1995, respectively. Employee benefit costs declined primarily due to a change in BT's health care insurance provider in the fourth quarter of 1994 and the lowering of reserves associated with the previous provider. The recent implementation of managed health care is currently expected to reduce ongoing expenses by approximately $200,000 in 1997. Deposit insurance premiums increased 12% due to the one-time charge from the SAIF fund, however, the increase was mitigated by reduced deposit premiums in effect for 1996. Based upon deposit levels at December 31, 1996 and rates currently in effect, Federal Deposit Insurance Corporation (FDIC) insurance expense in 1997 is expected to decline approximately 85% compared to 1996. BT continues to invest in technology, as evidenced by increasing equipment expenses. These investments and related internal restructurings, the centralization of various operational functions, and the closing of seven branch offices as a result of the Moxham merger are a means to curtail unit costs, increase efficiency and ultimately increase profitability. BT's efficiency ratio, excluding nonrecurring costs, improved to 64.46% in 1996 from 67.77% in 1995 and 69.68% in 1994.
   Total other expenses decreased 0.1% in 1995 compared to 1994. Salaries and wages increased 5% due to merit increases. Employee benefit costs decreased by 0.2% due to a change in BT's health care insurance provider and reduced health insurance premiums.
The number of full-time equivalent employees at December 31, 1995 and 1994 was 828 and 805, respectively. The Huntington acquisition added 39 full-time equivalent employees at year-end 1995 of which 19 were furloughed in January of 1996. Occupancy and equipment expense increased 3% and 11%, respectively. During 1995, BT committed significant resources to technological expenditures, including teller platform automation and corporate-wide microcomputer network enhancements. FDIC insurance expense decreased 36%, comparing 1995 to 1994, due to lower premiums and a retroactive deposit insurance rate adjustment which resulted in the receipt of a refund for $590,000. Other operating expenses declined 3% in 1995 due to reduced advertising expense and nonrecurring acquisition related costs that occurred during the first quarter of 1994.


PROVISION FOR INCOME TAXES

   Pre-tax income rose $2.0 million or 10.9% in 1996, to $20.8 million after a $1.2 million, or 6.8%, increase in 1995 over 1994. The effective tax rate was 33.7% in 1996, 30.4% in 1995, and 27.8% in 1994.
   The rise in the effective tax rate in 1996 is mainly due to an increase in nondeductible amortization of acquisition goodwill and organization costs as well as a decline in tax-exempt interest. The increase in the effective tax rate in 1995 was primarily due to a relatively lower rate in 1994 resulting from the retroactive deduction of goodwill amortization associated with acquisitions in prior years. Prior to 1994, certain amortization associated with these acquisitions was previously nondeductible for federal income tax purposes. As a result of changes in the federal income tax laws, BT elected to amortize certain goodwill over a 15-year period for federal income tax purposes in 1994, thereby allowing deductibility for both financial statement and federal income tax purposes. This election was primarily responsible for the lower effective tax rate in 1994.

FINANCIAL CONDITION

LOAN PORTFOLIO

   Total loans outstanding, net of unearned interest, increased $14.5 million or 1.4% at December 31, 1996 compared to December 31, 1995. The growth was due to the acquisition of Armstrong in June of 1996 and the inclusion of $12 million Armstrong loans outstanding at the merger date. BT experienced growth in both consumer and commercial loans during 1996, however commercial loan growth was mitigated by the pay-off of various commercial loans approximating $26 million. In 1996, average total loans, net of unearned interest grew 11.5% over 1995 to an average of $1.03 billion. Prior to the mergers, BT was approaching an 85% loan to deposit ratio; whereas, at December 31, 1996 the loan to deposit ratio was 81% due to much lower ratios at both Armstrong and Moxham. Management sees this as an opportunity to increase lending and ultimately improve the yield on interest-earning assets as effort is placed on restoring the loan to deposit ratio to pre-merger levels. Average loans, net of unearned interest, grew $69.0 million in 1995 compared to 1994, with much of the growth occurring in the commercial and indirect auto portfolios. A moderately expanding economy and low rates helped to fuel loan growth in 1995. Approximately $70.1 million in loans was acquired in the Huntington acquisition in December 1995.
   Aggressive loan pricing policies and a healthy automotive market helped propel increases in the consumer indirect lending area in both 1996 and 1995. Management continues to focus loan growth in the commercial and direct consumer areas while selling most longer term fixed-rate residential mortgage loans to the secondary market. This permits BT to meet the needs of its communities and reduce the interest rate risk associated with long-term fixed-rate instruments while garnering additional income related to the sale of residential mortgage loans. During 1996, many aspects of mortgage origination were centralized, and a dealer center was created to process the indirect auto loans more efficiently and effectively. Management expects these centers to not only provide efficiency, but also provide improved service to both dealers and customers.
   At December 31, 1996,  BT's entire loan portfolio consisted of loans made to individuals and businesses located within BT's marketing region with the vast majority of these loans located in the Commonwealth of Pennsylvania. BT does not have any foreign
loans.   At December 31, 1996, the most significant industry
concentrations were the real estate and educational services sectors, which were 7.4% and 1.0% of the total loan portfolio, respectively.
   Real estate industry loans were primarily loans to operators of nonresidential buildings and apartment buildings. Educational service loans were mainly loans to school districts.

   The following table summarizes the composition of BT's loan portfolio by types of loans at December 31, for each of the years indicated.

                            1996       1995      1994     1993    1992
                        -----------------------------------------------
                                      (In thousands)
Commercial, financial
 and agricultural       $170,107   $167,144  $142,188 $146,467 $143,390
Real estate              535,320    518,078   469,724  446,112  357,832
Consumer                 377,247    375,649   321,006  274,501  211,156
Lease financing               --         --        --      190    1,069
                        -----------------------------------------------
 Total                $1,082,674 $1,060,871  $932,918 $867,270 $713,447
                        ===============================================


     The following table shows BT's loan maturities by types of loans indicated, exclusive of residential and commercial real estate, consumer and lease financing loans, as of December 31, 1996.



                                          Maturing
                       ----------------------------------------------
                                   After One
                         Within    But Within  After
                         One Year  Five Years  Five Years    Total
                       ----------------------------------------------
                                        (In thousands)

Commercial, financial
 and agricultural        $69,083     $81,184    $19,840   $170,107
Real estate construction  10,583         --        --       10,583
                       ----------------------------------------------
 Total                   $79,666     $81,184    $19,840   $180,690
                       ==============================================

Commercial, financial, and agricultural loans due after one year and having floating or adjustable rates approximated $61 million.

    BT's highly leveraged financings were not significant at December 31, 1996. Highly leveraged financings are defined as those credits that are extended for the acquisition or restructuring of an organization and are characterized by unusually high debt-to-total asset ratios. While it is recognized that these transactions carry a higher level of risk in some cases, affiliate banks may originate or participate in this type of financing from time to time.


NONPERFORMING ASSETS AND RISK ELEMENTS

    BT's nonperforming assets increased during 1996 due to the inclusion of three mergers, some temporary interruption in collection processes during the restructuring and centralization of the collection function, and a general industry-wide deterioration in consumer credit quality. Nonperforming loans as a percent of outstanding loans, net of unearned interest, increased to 1.22% in 1996, compared to 0.73% in 1995 and 0.72% in 1994. While the 1996 ratio is similar to peer levels throughout 1996, it is higher than BT historical levels.
    BT management has implemented several strategies to address the increased levels of nonperforming assets. Increased collection efforts, debt rewriting where appropriate, and credit counseling activities are among the measures currently in place. In addition, an outside collection agency has been retained to supplement BT's activities in regard to recovery of charged-off loans. Collection of past due loans and improvement in nonperforming ratios will continue to be of the highest priority to BT management, in an effort to gradually restore asset quality ratios to historically strong levels.
    Various loans acquired in the Huntington acquisition accounted for approximately $3.4 million of total nonperforming loans at year-end 1996. Commercial loans accounted for 52% and 56% of total nonperforming loans at December 31, 1996, and 1995, respectively. Residential mortgages accounted for 27% and 23% for the same respective time periods while consumer loans accounted for 21% of total nonperforming loans for both periods. Repossessed assets consist primarily of automobiles. Huntington loans represent 18% of the repossessed assets total at year-end 1996. Other real estate owned increased 12% in 1996 over 1995; however, $550,000 of the 1996 total was sold in the first quarter of 1997 with a gain on the sale of the property of approximately $121,000.

    The following table provides information with respect to the BT's past due loans and the components of its nonperforming assets at December 31 of each of the years indicated.



                       1996     1995    1994     1993     1992
                    -------------------------------------------
                               (Dollars in thousands)

Loans 90-days or
 more past due        $ 961  $ 2,077  $ 1,323  $ 1,722  $1,771
Restructured loans      317      318      675      107     320
Nonaccrual loans     11,276    5,013    4,445    3,579   4,076
                    -------------------------------------------
 Total non-
 performing loans    12,554    7,408    6,443    5,408   6,167
Other real estate
 owned                1,023      912      116      631     678
Repossessed assets      851      318      177      167     248
                    -------------------------------------------
  Total nonperform-
   ing assets      $ 14,428  $ 8,638  $ 6,736  $ 6,206 $ 7,093
                    ===========================================
Non-performing
 loans as a percent
 of total loans,
 net of unearned
 interest              1.22%    0.73%    0.72%    0.65%   0.90%


    Reviews of the commercial loan and commercial mortgage portfolios are conducted by Credit Department personnel to systematically evaluate the quality of the portfolio, to detect problems, and to provide an early warning system for loan deterioration. Commercial loans and residential mortgages are placed on a nonaccrual status when they become 90 days past due as to principal or interest. In previous years, no specific period of delinquency triggered nonaccrual status for consumer loans, however; in 1996 management instituted a policy of placing consumer loans on nonaccrual status when they become 120-days past due. Consumer loans normally are charged-off within 150 days of delinquency, when they are determined to be uncollectible and all collateral securing the loans has been liquidated.
    Interest income of $1,470,000 and $567,000 would have been recorded in 1996 and 1995, respectively, if nonaccrual and restructured loans were on a current basis in accordance with their original terms. Interest income of $562,000 and $281,000 on nonaccrual and restructed loans was recorded in each of the years of 1996 and 1995, respectively.
    A loan generally remains on nonaccrual status until it becomes current as to principal and interest, except for consumer loans, which are returned to accrual status when they become less than 120 days past due. Loans determined to be uncollectible are charged off against the reserve for loan losses. A loan is classified as restructured when the terms have been modified because of deterioration in the financial position of the borrowers to provide for a reduction of either interest or principal.
    The Corporation's Credit Department analyzes the financial stability of all large borrowers and pays particular attention to resolving certain problem or classified loans. A loan is generally considered classified due to a deterioration in the financial performance of the borrower. The Corporation had internally classified loans (other than non-performing loans) totaling $11.2 million at December 31, 1996 compared to $19.3 million at December 31, 1995. However, these loans are currently performing and based on a loan-by-loan review, historical performance, and current economic conditions, management does not expect any significant amount of classified loans to deteriorate to nonaccrual status. Classified loans are reviewed monthly by BT's and the affiliate banks' Board of Directors.

RESERVE FOR LOAN LOSSES

    The reserve for loan losses totaled $9.7 million at December 31, 1996 compared to $10.0 million and $9.1 million at December 31, 1995 and 1994, respectively. The Huntington acquisition added $849,000 to the reserve in December of 1995 and the Armstrong acquisition added $159,000 in June of 1996. The reserve for loan losses, as a percent of loans, net of unearned interest was 0.94% at December 31, 1996, compared to 0.99% and 1.01% at year-end 1995 and 1994, respectively. Net charge-offs increased to $3.0 million in 1996 compared to $1.4 million in 1995. Of the $1.6 million increase, approximately $1.0 million in net charge-offs was from the Huntington loan portfolio. Net charge-offs increased 54.3% in 1995 over 1994 primarily due to higher levels of consumer and commercial loan charge-offs. The provision for loan losses increased to $2.4 million in 1996 compared to $1.6 million in 1995 and $1.2 million in 1994 due to increased charge-offs. Due to the current level of nonperforming loans, the coverage ratio (reserve for loan losses to nonperforming loans) has declined to .8x in 1996 compared to 1.4x in 1995 and 1994; however, management believes the reserve is adequate to cover losses inherent in the portfolio as of such date. There can be no assurance that the Corporation will not incur losses in future periods which could be substantial in relation to the size of the reserve or in relation to the estimates set forth herein.
    Based on management's loan-by-loan review, the past performance of the borrowers and current economic conditions, management does not anticipate any current losses related to nonaccrual, nonperforming or classified loans above what has already been considered in its overall judgment of the adequacy of the reserve. In determining the amount to be provided in the reserve for loan losses, management considers the volume of loans by type and prevailing economic conditions. BT's Credit Department also employs a loan-by-loan review of a substantial portion of the banks' business loan portfolios. In addition, BT's historical experience with respect to charge-offs, delinquencies, and the level of the reserve are considered. BT's Credit Department utilizes a quantitative model to formally ascertain reserve levels at quarterly intervals. The model employs a disciplined methodology approach factoring in the various loan types and credit ratings within the commercial portfolio. Management's final assessment of the adequacy of the reserve involves considerations which are essentially judgmental and are not subject to mathematical formulation.

     The following table summarizes the activity in BT's reserve for loan losses for each of the years indicated.


                                         Years ended December 31,
                           ---------------------------------------------------
                                 1996       1995      1994      1993      1992
                           ----------------------------------------------------
                                   (Dollars in thousands)

Total loans outstanding
 at period end (net of
 unearned interest)        $1,025,765 $1,011,240  $892,010  $832,421  $684,209
                           ====================================================
Reserve for loan losses at
 beginning of year           $ 10,033   $  9,053   $ 8,815   $ 7,585   $ 6,420
Reserve of acquired banks         159        849       ---       784        69
Loans charged off:
 Commercial, financial, and
  agricultural                   (663)      (523)     (284)   (1,116)   (1,293)
 Real estate                     (261)      (170)     (248)     (193)     (108)
 Consumer                      (2,594)    (1,089)     (798)     (753)   (1,031)
                           ----------------------------------------------------
  Total loans charged off      (3,518)    (1,782)   (1,330)   (2,062)   (2,432)
                           ----------------------------------------------------
Recoveries of loans previously
 charged off:
  Commercial, Financial, and
   agricultural                   143         29       170        96       132
  Real estate                      57         80        36        13        19
  Consumer                        366        238       194       231       198
                           ----------------------------------------------------
     Total recoveries             566        347       400       340       349
                           ----------------------------------------------------
Net loans charged off          (2,952)    (1,435)     (930)   (1,722)   (2,083)
Additions to reserve charged
 to operations                  2,441      1,566     1,168     2,168     3,179
                           ----------------------------------------------------
Reserve for loan losses at
 year end                     $ 9,681   $ 10,033   $ 9,053   $ 8,815   $ 7,585
                           ====================================================
Ratio of net charge-offs during
 year to average loans, net of
 unearned interest               0.29%      0.16%     0.11%     0.24%     0.32%
Reserve for loan losses as a
 percent of loans, net of
 unearned interest               0.94%      0.99%     1.01%     1.06%     1.11%
Reserve for loan losses to non-
 performing loans                 0.8x       1.4x      1.4x      1.6x      1.2x



     The following table summarizes the allocation of the reserve for loan losses at December 31 for the years indicated.



                      1996              1995                1994
                 -----------------------------------------------------
                          % of               % of                % of
                         Loans              Loans               Loans
                       to Total            to Total           to Total
                Amount   Loans      Amount   Loans     Amount   Loans
                 -----------------------------------------------------
                              (Dollars in thousands)

Commercial,
 financial, and
 agricultural   $2,449   15.7%     $2,936    15.8%     $3,492    15.2%
Real estate      3,176   49.5       2,705    48.8       2,298    50.4
Consumer         1,831   34.8       1,687    35.4       2,147    34.4
Lease financing    ---   ---          ---     ---         ---     ---
Unallocated      2,225   ---        2,705     ---       1,116     ---
                -----------------------------------------------------
 Total Reserve  $9,681  100.0%    $10,033   100.0%     $9,053   100.0%
                 =====================================================


                       1993                1992
                 ------------------------------------
                           % of                 % of
                           Loans                Loans
                          to Total            to Total
                 Amount    Loans      Amount    Loans
                 ------------------------------------
                         (Dollars in thousands)
Commercial,
 financial, and
 agricultural    $3,293    16.9%     $3,351    20.1%
Real estate       2,398    51.4       1,749    50.2
Consumer          2,005    31.7       1,413    29.6
Lease financing     ---     ---         ---     0.1
Unallocated       1,119     ---       1,072     ---
                 ------------------------------------
 Total Reserve   $8,815  100.0%      $7,585   100.0%
                 ====================================


     Not withstanding the foregoing allocations, the entire reserve for loan losses is available to absorb charge-offs in any category of loans.


SECURITIES PORTFOLIO

     At December 31, 1996, securities totaled $302.4 million compared to $303.4 million at year-end 1995. Various securities totalling approximately $36 million were acquired in the Armstrong acquisition in June of 1996. Exclusive of the acquired Armstrong securities, the aggregate year-over-year decrease in securities was approximately $33 million. The decrease was primarily due to proceeds from maturing securities being used to fund anticipated acquisition-related deposit run-off. Net unrealized holding gains on securities available-for-sale totaled $770,000 at year-end 1996 compared to $1.6 million at year-end 1995. Securities decreased $29.8 million, or 9.0%, at December 31, 1995 compared to December 31, 1994. The decrease in the securities portfolio was due essentially to the maturing and sales of various securities throughout 1995 and the use of these funds to support loan growth. It has been BT's policy to buy securities with a maturity of five years or less in order to provide liquidity and the ability to take advantage of a changing rate environment. Banking affiliates' securities portfolios have relatively similar portfolio characteristics, with short-term U.S. Treasury instruments providing strong primary liquidity.
     The following table summarizes the carrying value of BT's securities portfolio at December 31 for each of the years indicated.

                                       1996        1995        1994
                                   --------------------------------
                                             (In thousands)
U.S. Treasury and other U.S.
 Government agencies:
    Available-for-sale            $ 186,986   $ 250,246   $ 287,516
    Held-to-maturity                 97,685      35,161      22,911
States and political subdivisions
 available-for-sale                   9,863      10,597      15,449
Other securities available-for-sale   7,858       7,351       7,323
                                   --------------------------------
 Total                            $ 302,392   $ 303,355   $ 333,199
                                   ================================

     The following table summarizes amortized cost and weighted average yields of BT's securities portfolio at December 31, 1996 by maturities of investments.

                                                After One But
                           Within One Year    Within Five Years
                         -------------------------------------
                          Amount  Yield(1)    Amount  Yield(1)
                         -------------------------------------
                                   (Dollars in thousands)
SECURITIES HELD TO
 MATURITY:
U.S. Treasury and
 other U.S. Government
 agencies                $   ---    ---%    $ 84,185    6.88%
SECURITIES AVAILABLE
 FOR SALE:
U.S. Treasury and
 other U.S. Government
 agencies                 45,588   6.27      115,094    6.01
States and political
 subdivisions(2)             325   7.96        2,029    7.68
Other securities             176   8.79          211    8.66
                         ------------------------------------
  Total                 $ 46,089   6.29%   $ 201,519    6.39%
                         ====================================


                            After Five But
                           Within Ten Years   After Ten Years
                         ------------------------------------
                          Amount  Yield(1)    Amount  Yield(1)
                         ------------------------------------
                                   (Dollars in thousands)
SECURITIES HELD TO
  MATURITY:
U.S. Treasury and
  other U.S. Government
  agencies              $ 13,500     6.76%      $ --       -- %
SECURITIES AVAILABLE
  FOR SALE:
U.S. Treasury and
  other U.S. Government
  agencies                24,990     7.30        500      7.75
States and political
  subdivisions(2)          1,469     9.33      5,833      9.41
Other securities             636     7.32      6,672      6.07
                         -------------------------------------
  Total                  $40,595     7.20%  $ 13,005      7.63%
                         =====================================

(1) Weighted average yield is based on yield to maturity, which is the discount or premium rate that makes the present value of a bond's cash flow to maturity equal to the bond's market price.
(2) Yields on tax-exempt securities were computed on a fully taxable equivalent basis using the federal statutory tax rate of 35%.

DEPOSITS

     At December 31, 1996, total deposits were $1.26 billion compared to $1.25 billion at December 31, 1995, an increase of $10.5 million. The deposit levels at year-end 1995 included approximately $7.9 million which were subsequently sold in 1996 in connection with the sale of the Salem 22 office of the former Moxham Bank Corporation. The year-over-year increase in total deposits, exclusive of the Salem 22 office deposits, was approximately $18.4 million. Various deposits acquired in the Armstrong acquisition totaled approximately $42 million at the June 13, 1996 merger date. Due to two in-market acquisitions of Huntington in December 1995 and Moxham in June 1996, run-off of approximately 11% and 8% occurred in those core deposit bases, respectively. Deposit run-off is a common occurrence in such in-market acquisitions and was not unexpected by BT. Average deposits increased $30.9 million or 2.7% in 1995 over 1994, with much of the growth in certificates of deposits; however, BT was also successful in increasing average demand deposits by $5.5 million or 4.1%. Financial institutions continue to experience the shifting of lower cost funds to higher rate certificates of deposits, and BT is no exception. BT competes with banks, savings and loans, credit unions and other financial companies for deposit accounts. In 1997, BT will continue concentrated marketing efforts focusing on specific customer profiles to facilitate deposit growth in existing markets. The pending acquisition of three bank branch locations from National City Bank of Pennsylvania will add approximately $69 million to deposits in 1997.


     The daily average amount of BT's deposits and the average rate paid on such deposits are summarized in the following table.

                                       Years Ended December 31,
                              1996                1995               1994
                     --------------------  -----------------  ----------------
                         Amount    Rate      Amount    Rate    Amount     Rate
                     --------------------  -----------------  ----------------
                                   (Dollars in thousands)
Non interest-bearing
     demand deposits   $159,074     --%    $138,868     --%   $133,356     --%
Interest-bearing demand
     deposits           187,534    1.5      169,731    1.7     188,125    1.7
Savings deposits        258,397    1.4      278,200    2.0     303,897    1.9
Time deposits           664,742    5.4      589,586    5.4     520,092    4.4
                     --------------------  -----------------  -----------------
     Total           $1,269,747          $1,176,385         $1,145,470
                     ==========           =========          =========


     The maturity schedule of BT's time certificates of deposit of $100,000 or more at December 31, 1996 is summarized below.

Time Certificates of Deposit (In thousands)

3 months or less                  $ 42,948
Over 3 through 6 months             20,402
Over 6 through 12 months            23,815
Over 12 months                      14,683
                                   -------
     Total                       $ 101,848
                                   =======

SHORT-TERM BORROWINGS

     The following table summarizes the distribution of BT's short-term borrowings, which are comprised of federal funds purchased, securities sold under agreements to repurchase, and other short-term borrowings. Repurchase agreements consist of retail repurchase agreements with terms of overnight to 29 days and repurchase agreements with the Federal Home Loan Bank (FHLB). Also shown are the maximum amount of borrowings, the average amounts of borrowings, and the weighted average interest rates paid on such borrowings for the last three years.


                                                  1996       1995      1994
                                              --------------------------------
                                                  (Dollars in thousands)

Amount outstanding at year end                 $ 40,688   $ 37,679  $ 70,032
Weighted average interest rate at year end         3.27%      4.58%     5.41%
Maximum amount outstanding at any month end    $ 42,526   $ 57,500  $ 70,032
Average amount outstanding during the year     $ 31,483   $ 35,610  $ 25,731
Weighted average interest rate during the year     3.99%      5.24%     3.87%


CAPITAL RESOURCES

 BT's primary source of capital has historically been retained earnings. Other sources are the sale of common stock, long-term debt, and issuances of stock in connection with acquisitions. BT has developed a capital planning policy to ensure current capital adequacy and to plan for future needs. The general objective of the policy is to manage the capital position, not only to ensure compliance with regulations, but also to ensure capital adequacy for future expansion.
 The Corporation and its predecessor, Bank and Trust, have increased dividends for 29 consecutive years. Common dividends paid per share were $1.12 in 1996 and $.98 in 1995. A common dividend of $0.33 was declared for the first quarter of 1997.
 BT common stock attained a 217% total cumulative return during the five-year period from December 31, 1991 to December 31, 1996, assuming reinvestment of all dividends. This compares favorably to a 105% total return for the overall NASDAQ stock market over the same time period. BT's historical stock price performance is not necessarily indicative of future price performance. The market price of BT common stock at December 31, 1996 was $39.63, compared to $31.59 (adjusted for the 1996 10% stock dividend) at December 31, 1995.

LIQUIDITY AND INTEREST RATE SENSITIVITY MANAGEMENT

 BT's liquid assets consist of cash and due from banks, federal funds sold, interest-bearing deposits with banks, bankers acceptances, and marketable securities. In addition, BT's core deposits and shareholders' equity supplement the liquid position of BT by supporting a significant portion of the loan and securities portfolio. The monetary nature of BT's assets and liabilities ensures that sufficient funds are available to meet the operational cash needs of the Corporation. Operating activities have traditionally been a significant source of cash. The securities portfolio is a readily available source of liquidity, and BT currently has $46.3 million of securities due to mature within one year. Financing activities can be a source of cash, primarily from low cost short-term borrowings and through the acquisition and growth of deposits. The Corporation expects to have sufficient funding sources available from financial institutions and the financial markets should the need for additional funding develop.

 To further enhance the liquidity position of the Corporation, BT's affiliate banks are members of the FHLB. The FHLB membership provides affiliate banks with an additional source of both short- and long-term funding, special funding for low-income housing lending, and various other correspondent bank services.

 The following table sets forth, in summary form, BT's repricing analysis at December 31, 1996.
                                                         Non-rate
                                                        sensitive
                             0-90    91-365   Over 1-5   and over
                             days      days      years    5 years       Total
                         -----------------------------------------------------
                                        (In thousands)

Loans                   $ 290,427  $ 180,108  $ 396,969  $ 158,261 $ 1,025,765
Securities                 18,719     34,499    196,497     52,677     302,392
Other interest-earning
 assets                    10,434       ---         ---        ---      10,434
                         -----------------------------------------------------
 Total interest-earning
 assets                   319,580    214,607    593,466    210,938   1,338,591
                         -----------------------------------------------------
Other assets                  ---        ---        ---    127,717     127,717
                         -----------------------------------------------------
 Total assets           $ 319,580  $ 214,607  $ 593,466  $ 338,655 $ 1,466,308
                         =====================================================

Demand deposits         $ 181,606  $     ---  $     ---  $ 161,981   $ 343,587
Savings deposits          252,408        ---        ---        ---     252,408
Interest-bearing time
 deposits                 171,770    320,044    171,248      4,671     667,733
Borrowed funds             40,688        ---        ---        ---      40,688
Long-term debt                  4     17,156         50        ---      17,210
Other liabilities             ---        ---        ---      8,195       8,195
Shareholders' equity          ---        ---        ---    136,487     136,487
                        ------------------------------------------------------
 Total liabilities and
  shareholders' equity  $ 646,476  $ 337,200  $ 171,298  $ 311,334 $ 1,466,308
                        ======================================================
Net interest
 sensitivity gap        $(326,896) $(122,593) $ 422,168  $  27,321         ---
                        ------------------------------------------------------
Net cumulative
 interest gap           $(326,896) $(449,489) $ (27,321)       ---         ---
                        ------------------------------------------------------


     The previous table has been prepared in accordance with regulatory requirements, presenting interest-bearing demand deposits and savings deposits as repricing within the earliest period presented. As a result, the table reflects a negative cumulative interest gap position of $449 million in the first one-year gap at year-end 1996. This compares to negative cumulative one-year interest gaps of $355 million at year-end 1995 and $330 million at year-end 1994. While important, the information presented in the table represents only a static view of BT. Management believes, however, that this is not reflective of anticipated results, based on the fact that BT has historically not experienced the kind of earnings volatility indicated from the negative cumulative gap. Certain core deposits, such as interest-bearing demand deposits and savings deposits have not repriced in changing rate environments as rapidly as other liabilities despite similar repricing characteristics. Therefore, the gap is not necessarily indicative of the change in net interest income that would occur due to changing market interest rates. Management does not use static gap measurement to manage interest rate sensitivity but rather uses simulation models and other historical data which they believe are more reflective of anticipated results.
     The two major interest sensitive components of the static gap table shown above are loans and interest-bearing deposits, which are primarily certificates of deposit. The first category, 0-90 days maturity, is of great significance due to the ability of market-rate loans to reprice immediately, while certificates of deposit will reprice at maturity throughout the period.
During periods of rising rates, management would seek to lengthen the maturities of interest-bearing deposits to delay the increase in interest expense while market-rate loans would provide increased income. Likewise, during periods of falling rates, management would seek to shorten the maturities of certificates to help compensate for the lower rates on market-rate loans.
BT's interest rate risk management objectives are to minimize risks associated with interest rate changes due to the maturity imbalance of various assets and liability categories, to maintain a profitable interest rate differential between the overall cost of funds and rate of return on loans, and to assure adequate liquidity.
     At December 31, 1996, simulation analysis reveals a 200 basis point increase in interest rates would increase projected net interest income by approximately $2.3 million over the next year. Conversely, a 200 basis point decrease would reduce projected net interest income by approximately $4.0 million over the same period. These results assume interest-earning asset and interest-paying liability levels at year-end 1996 remain constant. The results reflect the impact of rate floors imposed on certain deposit accounts under the changing rate scenarios.
In contrast to the rising rate scenario, the decreasing rate scenario limits BT's ability to reprice certain deposit liabilities lower than current levels. This is the primary reason for the greater aggregate reduction in net interest income in the decreasing rate scenario.

INFLATION

     Assets and liabilities of a financial institution are monetary in nature. Accordingly, interest rates, which generally move with the rate of inflation, have potentially the most significant effect on BT's net interest income. BT attempts to limit inflation's impact on net interest spread through effective asset/liability management.

