Form 10-K, Exhibit 13
period 1997-12-31
BT FINANCIAL CORP
filed 1998-03-31
CIK 716459

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of BT Financial Corporation


We have audited the accompanying consolidated balance sheet of BT Financial Corporation and affiliates (Corporation) as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of Moxham Bank Corporation for the period ended December 31, 1995, which reflects net interest income of approximately $8,786,000.
Those consolidated statements were audited by other auditors whose report has been furnished to us and, our opinion, insofar as it relates to amounts included for Moxham Bank Corporation, is based solely on the report of other auditors.

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

In our opinion, based on our audits and the aforementioned report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BT Financial Corporation and affiliates as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


                                   /s/ Coopers & Lybrand LLP

                                                 COOPERS
                                                 & LYBRAND
Pittsburgh, Pennsylvania
January 28, 1998

BT Financial Corporation and Affiliates
CONSOLIDATED BALANCE SHEET

(in thousands, except share data)

December 31,                                                                                 1997              1996
ASSETS
     Cash and cash equivalents                                                         $   52,028        $   65,305

     Money market investments:
         Interest-bearing deposits with banks                                                 424               334
         Federal funds sold                                                                    --            10,100

              Total money market investments                                                  424            10,434

     Securities available-for-sale, at market value                                       194,852           204,707
     Securities held-to-maturity (market values of $172,305 at
         December 31, 1997 and $98,238 at December 31, 1996)                              171,081            97,685

              Total securities (Note 4)                                                   365,933           302,392

     Loans (Note 5)                                                                     1,125,387         1,082,674
         Less:
              Unearned interest                                                            58,326            56,909
              Reserve for loan losses (Note 6)                                              9,766             9,681

              Net loans                                                                 1,057,295         1,016,084

     Premises and equipment (Note 7)                                                       30,424            31,634
     Accrued interest receivable                                                           10,958             8,706
     Other assets                                                                          35,859            31,753

              TOTAL ASSETS                                                             $1,552,921        $1,466,308

LIABILITIES
     Deposits (Note 8):
         Non-interest-bearing                                                          $  177,756        $  161,981
         Interest-bearing                                                               1,168,620         1,101,747

              Total deposits                                                            1,346,376         1,263,728

     Federal funds purchased and securities sold under agreements to repurchase            36,313            36,678
     Short-term borrowings                                                                  1,871             4,010
     Accrued interest payable                                                               5,820             5,098
     Other liabilities                                                                      2,497             3,097
     Long-term debt (Note 16)                                                              14,335            17,210

              Total liabilities                                                         1,407,212         1,329,821

     Commitments and contingencies (Notes 11 and 17)

SHAREHOLDERS EQUITY
     Preferred stock:
         No par value; Authorized shares, 2,000,000                                            --                --
     Common stock:
         Par value, $5.00; Authorized shares, 25,000,000; Shares issued;
         6,250,436 at December 31, 1997
         and 5,682,215 at December 31, 1996                                                31,252            28,411
     Capital surplus                                                                       76,467            55,729
     Retained earnings                                                                     37,283            51,577
     Net unrealized holding gains on securities available-for-sale                            707               770

              Total shareholders' equity                                                  145,709           136,487

              TOTAL LIABILITIES AND SHAREHOLDERS EQUITY                                $1,552,921        $1,466,308


               The accompanying notes are an integral part of the
                       consolidated financial statements.

BT Financial Corporation and Affiliates
CONSOLIDATED STATEMENT OF INCOME
(in thousands, except shares and per share data)

Years Ended December 31,                                                  1997              1996              1995
INTEREST INCOME
     Loans, including fees                                          $   90,915        $   87,749        $   79,342
     Securities:
         Taxable                                                        21,579            18,793            19,162
         Tax-exempt                                                        450               592               693
     Deposits with banks                                                    16                34               325
     Federal funds sold                                                    606             1,188               306

         Total interest income                                         113,566           108,356            99,828

INTEREST EXPENSE
     Deposits                                                           45,168            42,208            40,099
     Federal funds purchased and securities
         sold under agreements to repurchase                             1,731             1,098             1,597
     Short-term borrowings                                                 174               158               269
     Long-term debt                                                      1,112             1,268               714

         Total interest expense                                         48,185            44,732            42,679

NET INTEREST INCOME                                                     65,381            63,624            57,149
     Provision for loan losses (Note 6)                                  4,230             2,441             1,566
         Net interest income after provision for loan losses            61,151            61,183            55,583

OTHER INCOME
     Trust income                                                        3,187             2,919             2,398
     Fees for other services                                             7,632             6,585             5,589
     Net securities gains                                                  195               406               108
     Other income                                                        1,476             1,362               619

         Total other income                                             12,490            11,272             8,714

OTHER EXPENSES
     Salaries and wages                                                 20,086            20,517            19,707
     Pension and other employee benefits                                 3,382             3,854             4,116
     Net occupancy expense                                               4,369             4,637             4,175
     Equipment expense                                                   4,824             4,254             3,545
     F.D.I.C. insurance (Note 14)                                          265             1,784             1,594
     Amortization of intangible assets                                   2,020             1,991             1,161
     Reorganization expense (Note 3)                                        --             1,309                --
     Other operating expense                                            12,563            13,335            11,261

         Total other expenses                                           47,509            51,681            45,559

INCOME BEFORE INCOME TAXES                                              26,132            20,774            18,738
     Provision for income taxes (Note 9)                                 8,980             7,000             5,689
         NET INCOME                                                 $   17,152        $   13,774        $   13,049

EARNINGS PER SHARE (Note 19)
     Basic:
         Earnings per share                                         $     2.74        $     2.26        $     2.20
         Weighted average shares outstanding                         6,250,436         6,082,976         5,876,669
     Diluted:
         Earnings per share                                         $     2.74        $     2.25        $     2.18
         Weighted average shares outstanding                         6,250,436         6,134,792         5,987,641
     Dividends paid per common share                                $     1.26        $     1.02        $      .89

                   The accompanying notes are an integral part of the
                       consolidated financial statements.

BT Financial Corporation and Affiliates
CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands)

Years Ended December 31,                                                    1997              1996              1995
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                                        $  17,152         $  13,774         $  13,049
     Adjustments to reconcile net income to net cash
         provided by operating activities:
              Provision for loan losses                                    4,230             2,441             1,566
              Provision for depreciation and amortization                  4,164             3,966             3,462
              Amortization of intangible assets                            2,020             1,991             1,161
              Amortization of premium, net of accretion
                  of discount on loans and investments                        48              (428)              787
              Deferred income taxes                                           34            (1,073)             (348)
              Realized net securities gains                                 (195)             (406)             (108)
              (Increase) decrease in interest receivable                  (2,226)            1,413               605
              Increase (decrease) in interest payable                        417            (2,018)            1,054
              Equity in loss of limited partnerships                         117               182               172
              Other assets and liabilities, net                           (1,685)            3,306               790

                  Net cash provided by operating activities               24,076            23,148            22,190

CASH FLOWS FROM INVESTING ACTIVITIES
     Proceeds from sales of securities                                    10,926             5,378            46,146
     Repayments and maturities of securities available-for-sale           77,182           107,150            60,472
     Repayments and maturities of securities held-to-maturity             44,800            11,987            21,000
     Purchase of securities available-for-sale                           (78,289)          (20,652)          (27,084)
     Purchase of securities held-to-maturity                            (118,112)          (72,466)          (33,219)
     Net decrease (increase) in money market investments                  10,010             1,814            (2,874)
     Proceeds from sales of loans                                         11,845             7,965             7,157
     Net increase in loans                                               (51,466)          (13,352)          (57,696)
     Purchases of premises and equipment and other                        (2,632)           (3,654)           (4,125)
     Net increase in investment in limited partnership                      (181)             (131)             (144)
     Purchase of Banks and branches, net of cash acquired                 58,819            (3,407)          (23,674)

                  Net cash (used in) provided by investing
                  activities                                             (37,098)           20,632           (14,041)

CASH FLOWS FROM FINANCING ACTIVITIES
     Net increase (decrease) in deposits                                  12,991           (31,391)           30,009
     Net (decrease) increase in federal funds purchased
         and securities sold under agreements to repurchase                 (365)            1,365           (30,523)
     Net (decrease) increase in short-term borrowings                     (2,139)            1,644            (9,515)
     Proceeds from sale of common stock                                       --                --               200
     Preferred dividends paid                                                 --               (54)             (116)
     Common dividends paid                                                (7,864)           (6,212)           (5,242)
     Proceeds from long-term debt                                             --                --            12,520
     Payment on long-term debt                                            (2,875)           (2,873)           (2,458)
     Other                                                                    (3)                3                --

              Net cash used in financing activities                         (255)          (37,518)           (5,125)

     (Decrease) increase in cash and cash equivalents                    (13,277)            6,262             3,024
     Cash and cash equivalents at beginning of year                       65,305            59,043            56,019
              CASH & CASH EQUIVALENTS AT END OF YEAR                   $  52,028         $  65,305         $  59,043

     Supplemental disclosures of cash flow information:
     Cash paid during the year for:
         Interest on deposits and other borrowings                     $  47,768         $  46,422         $  39,573
         Federal income taxes, net of refunds                             10,105             6,761             7,761
     Non-cash financing activities:
         Issuance of common stock; Armstrong acquisition               $      --         $   7,712         $      --
         Conversion of preferred stock to common stock                        --             1,378                98
     Details of the acquisitions of Huntington during 1995 and
     Armstrong County Trust Company during 1996, follows:
         Fair value of assets acquired                                 $      --         $  54,285         $ 111,200
         Fair value of liabilities assumed                                    --            42,307            85,700
              Net assets acquired                                      $      --         $  11,978         $  25,500

               The accompanying notes are an integral part of the
                       consolidated financial statements.

BT Financial Corporation and Affiliates
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY for the years ended December 31, 1997, 1996, and 1995
(in thousands, except shares and per share data)

                                                                                                           Net
                                  Common Stock                                                         Unrealized
                                  ------------                                                           Holding
                                    Number of      Preferred    Common        Capital     Retained        Gains
                                     Shares          Stock       Stock        Surplus     Earnings      (Losses)    Total

     BALANCE, December 31, 1994    4,847,768        $1,476      $24,239      $33,464      $53,425      $(8,336)  $104,268

Net income, 1995                                                                           13,049                  13,049
Common dividends paid
     ($ .89 per share)                                                                     (5,242)                 (5,242)
Preferred dividends paid Moxham,
     ($8.00 per share)                                                                       (116)                   (116)
Common stock issued: Moxham,
     Dividend Reinvestment Plan and
     Employee Stock Ownership Plan    11,007                         55          145                                  200
Conversion of Moxham preferred
     stock into common stock           6,325           (98)          32           66                                   --
Change in unrealized market value
     adjustment on securities available-
     for-sale, net of tax                                                                                9,940      9,940

     BALANCE, December 31, 1995    4,865,100         1,378       24,326       33,675       61,116        1,604    122,099

Net income, 1996                                                                           13,774                  13,774
Common dividends paid
     ($1.02 per share)                                                                     (6,212)                 (6,212)
Preferred dividends paid-Moxham,
     ($8.00 per share)                                                                        (54)                    (54)
Acquisition of Armstrong County
     Trust Company                   212,000                      1,060        6,652                                7,712
Conversion of Moxham preferred
     stock into common stock          88,550        (1,378)         442          936                                   --
Stock dividend                       516,565                      2,583       14,464      (17,047)                     --
Other                                                                              2                                    2
Change in unrealized market value
     adjustment on securities
     available-for-sale, net of tax                                                                       (834)      (834)

     BALANCE, December 31, 1996    5,682,215            --       28,411       55,729       51,577          770    136,487

Net income, 1997                                                                           17,152                  17,152
Common dividends paid
     ($1.26 per share)                                                                     (7,864)                 (7,864)
Stock dividend                       568,221                      2,841       20,740      (23,581)                     --
Other                                                                             (2)          (1)                     (3)
Change in unrealized market value
     adjustment on securities
     available-for-sale, net of tax                                                                        (63)       (63)

     BALANCE, December 31, 1997    6,250,436         $  --      $31,252      $76,467      $37,283     $    707   $145,709


               The accompanying notes are an integral part of the
                       consolidated financial statements.

BT Financial Corporation and Affiliates
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

1.   BANK CHARTER CONSOLIDATION AND NAME CHANGES
        At the close of business, October 10, 1997, BT Financial Corporation adopted a single bank charter for its three affiliate banks. Laurel Bank and Fayette Bank merged with and into Johnstown Bank and Trust Company. At the same time, the corporate title of Johnstown Bank and Trust Company was changed to Laurel Bank. Additionally, the corporate names of two other non-bank affiliates were changed from BT Management Trust Company to Laurel Trust Company and from Moxham Community Development Corporation to Laurel Community Development Corporation.

2.   ACCOUNTING AND FINANCIAL REPORTING POLICIES
        The following is a summary of the significant accounting and financial reporting policies of BT Financial Corporation (BT or the Corporation) and its affiliates.

     Basis of Presentation
        The consolidated financial statements of BT, a bank holding company incorporated under the laws of the Commonwealth of Pennsylvania, include the accounts of BT and its wholly owned affiliates, Laurel Bank (Laurel), Laurel Trust Company (the Trust Company), Bedford Associates, Inc., and Laurel Community Development Corporation. Prior to BT's adoption of a single bank charter (see Note 1 above), the consolidated financial statements of BT included the banking affiliates' accounts of Johnstown Bank and Trust Company (Bank and Trust), the former Laurel Bank, and Fayette Bank (Fayette). All significant intercompany transactions have been eliminated in consolidation.
        Bedford Associates, Inc., was organized by BT primarily to hold and operate real property and equipment used by Laurel in its operations. Laurel Community Development Corporation was organized to conduct community development activities.
        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.
        BT's financial statements have been restated for periods prior to June 30, 1996, giving effect to the merger between BT and Moxham Bank Corporation which occurred on June 25, 1996 and was accounted for as a pooling-of-interests. Results of operations from business combinations accounted for as purchases are included in the consolidated financial statements from their respective acquisition dates.

     Cash Equivalents
        BT considers all non-interest-bearing amounts due from banks to be cash equivalents. At December 31, 1997 and 1996, the Corporation maintained cash balances of approximately $24 million and $34 million respectively, with one large financial institution located in southwestern Pennsylvania.

     Securities
        The securities portfolio consists of securities and short-term investments, which are purchased by the Corporation to enhance the overall yield on earning assets and to contribute to the management of interest rate risk and liquidity. BT follows Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This statement requires classification of securities into three categories: held-to-maturity, trading securities, and available-for-sale. The Corporation may classify securities as held-to-maturity when it has both the ability and positive intent to hold the securities to maturity. Securities designated as available-for-sale may be sold in response to changes in market interest rates and in prepayment risk, income tax considerations, and liquidity needs. Pursuant to SFAS No. 115, securities available-for-sale are recorded at market value, with aggregate unrealized holding gains and losses reported net of income tax as a separate component of shareholders' equity. Securities held-to-maturity are stated at cost adjusted for amortization of premium and accretion of discount, computed primarily under the interest method. The Corporation's investment policy specifically prohibits the existence of a trading account portfolio. The former Moxham Bank Corporation maintained a trading portfolio prior to the merger with BT. The volume of transactions within the portfolio and the related impact on BT's financial statements were not significant.
        Gains and losses are computed principally under the specific identification method. On a periodic basis, management evaluates each security where amortized cost exceeds market value. If the decline is judged to be other than temporary, the cost basis of the security is written down to its estimated net realizable value with the write down included in net securities gains (losses).

     Interest Income
        Interest income is recognized in a manner that results in a level yield on principal amounts outstanding. The accrual of interest is discontinued when, in management's judgment, it is determined that the collectibility of interest, but not necessarily principal, is doubtful. Payments on nonaccrual loans are generally applied to both principal and interest, depending upon management's evaluation of collectibility. Loan origination fees, net of certain direct origination costs, are deferred and recognized over the life of the related loan as a yield adjustment.

     Unearned Interest
        Unearned interest represents interest deducted from the proceeds of consumer loans and direct finance leases. Income is recognized over the life of the loan or lease as payments become due.

     Reserve for Loan Losses
        The reserve for loan losses is based on management's evaluation of probable losses in the current loan portfolio, which includes an assessment of current economic conditions, changes in the nature of the loan portfolio, loan loss experience, and other relevant factors. The Corporation adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures," on January 1, 1995. Under these guidelines, a loan is considered impaired, based on current information and events, if it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. When conducting loan evaluations, management considers various factors such as historical loan performance, the financial condition of the debtor and collateral adequacy to determine when a loan is impaired. Recurring shortfalls or delays in payments and/or extended delinquency periods may provide evidence that a delay or shortfall is significant enough to warrant a review of the loan for impairment. Generally, the minimum period without payment that typically can occur before a loan is considered for impairment is 90 days. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that collateral-dependent loans are generally measured for impairment based on the fair value of the collateral. All of the loans identified as impaired loans for BT at December 31, 1997, are collateral-dependent loans. When the measured amount of an impaired loan is less than the recorded investment in the loan, the impairment is recorded in a specific valuation reserve through a charge to provision for loan losses. The specific valuation reserve is periodically adjusted for significant changes in the amount or timing of expected future cash flows, observable market price or fair value of the collateral. The valuation reserve, or reserve for impaired loan losses, is part of the total reserve for loan losses. Upon disposition of an impaired loan, any related reserve is reversed through a charge to the impaired reserve for loan losses. Individual smaller balance loans are collectively evaluated for impairment. In addition, the Corporation collectively reviews for impairment commercial real estate and commercial loans under $250. The aggregation of these loans is based upon common risk characteristics such as, among other factors: loan type; geographic or industry risk concentrations; whether the loans have similar terms, such as interest and principal repayment terms; levels and types of collateral; and external credit ratings or internal risk ratings for the particular loans.

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

     Intangible Assets
        The purchase method of accounting for business combinations results in the adjustment of net assets to their estimated fair value at the acquisition date. The excess of purchase price over such fair value is recorded in other assets and amortized on a straight-line basis over periods ranging from 10 to 15 years. Premiums paid by Laurel for branch offices are allocated to core deposit and going concern intangibles and are recorded in other assets and amortized on a straight-line basis over their estimated lives, generally ranging from 5 to 15 years. Core deposit premiums amounted to $4,452 and $0 and goodwill and other intangibles amounted to $18,685 and $20,440 at December 31, 1997 and 1996, respectively. Management evaluates annually the carrying value and remaining amortization periods of intangible assets for possible impairment. Adjustments are recorded when the benefit of the intangible asset decreases due to asset dispositions or reduced earnings from acquisitions with anticipated earning levels projected below the cost to recover such intangibles.

     Other Real Estate

        Other real estate is carried at the lower of estimated market value, less selling costs, or the value of the outstanding loan balance. Costs to maintain the assets and subsequent gains and losses attributable to their disposal are included in other expense.

     Income Taxes
        The Corporation follows SFAS No. 109, "Accounting for Income Taxes." This statement requires a liability approach for measuring deferred taxes based on temporary differences between the financial statement and tax basis of assets and liabilities existing at each balance sheet date using enacted tax rates.

     Per Share Data
        In February of 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, "Earnings Per Share," which is effective for financial statements issued for periods ending after December 15, 1997. Effective December 31, 1997, BT adopted SFAS No. 128. The statement requires a change in methods used to compute earnings per share (EPS) and requires restatement of all prior periods. SFAS No. 128 replaces the presentation of "primary" EPS with "basic" EPS, with the principal difference being that common stock equivalents are not considered in computing "basic" EPS. The statement also requires the replacement of current "fully diluted" EPS with "diluted" EPS. "Diluted" EPS will be computed similarly to "fully diluted" EPS. The adoption of this statement did not have any material impact on BT's EPS computation for the current or prior periods.
        Cash dividends per share are based on the number of shares outstanding at the respective declaration dates, after giving retroactive effect to the stock dividends.

     Recent Accounting Pronouncements
        In June of 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 provides accounting and reporting standards based on a control-oriented "financial-components" approach. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. The statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement supersedes FASB No. 122, "Accounting for Mortgage Servicing Rights." This statement is effective for transfers and servicing of financial assets transactions occurring after December 31, 1996. BT adopted this statement on January 1, 1997, and the effect on BT's financial statements as a result of the adoption was not material.
        In December of 1996, the FASB issued SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125." This statement defers the effective date of SFAS 125 by one year to January 1, 1998 for certain transfer transactions including repurchase agreements, dollar rolls, securities lending and similar arrangements. SFAS No. 127 also delays by one year the provisions of SFAS No. 125 for recognition of collateral by secured parties in conjunction with secured borrowings. BT adopted SFAS No. 127 on January 1, 1998, and the effect of the adoption is not expected to have a material impact on the Corporation's financial position or results of operations.
        In June of 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which is effective for fiscal years beginning after December 15, 1997. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general purposes financial statements. SFAS No. 130 requires that all items required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in-capital in the equity section of a statement of financial position. BT will adopt SFAS No. 130 for fiscal year 1998 reporting, and it is anticipated the adoption of this statement will not have a material impact on the Corporation's financial position or results of operations.

3.   ACQUISITIONS
        On December 14, 1995, BT acquired Huntington National Bank of Pennsylvania, (Huntington), Uniontown, Pennsylvania, and merged it into Fayette Bank. Huntington had total assets of approximately $102 million and operated five branches in Fayette and Greene Counties. Huntington was merged into Fayette effective December 14, 1995, and the 1995 Consolidated Statement of Income reflects the operations of Huntington from the date of acquisition. On January 8, 1996, Huntington's former Uniontown branch was closed and merged into Fayette Bank's Uniontown office. The acquisition was accounted for as a purchase, with a purchase price of $25.5 million in cash. Goodwill and other intangibles of approximately $10.2 million were recorded in connection with the transaction. Goodwill is being amortized over a 15 year period.
        On June 13, 1996, BT acquired The Armstrong County Trust Company (Armstrong) of Kittanning, Pennsylvania by merging Armstrong into Bank and Trust. The acquisition was accounted for as a purchase. Armstrong had assets of approximately $50 million and operated one office in Armstrong County. Each Armstrong common share was exchanged for 26.50 shares of BT common stock and $533.21 in cash. A total of 212,000 BT common shares were issued in the merger. The total consideration for the Armstrong acquisition was approximately $12 million in the aggregate for all 8,000 Armstrong shares outstanding. The cash portion of approximately $4.3 million was financed through short-term borrowing from a commercial bank. In connection with the acquisition, goodwill and other intangibles of approximately $5.2 million were recorded. Goodwill is being amortized over 15 years. Armstrong's results of operations after June 13, 1996 are included in BT's 1996 Consolidated Statement of Income. Unaudited pro forma results of operations for the years ended December 31, 1996 and 1995 are presented below. The pro forma results include the impact of purchase adjustments as though the acquisitions of Huntington and Armstrong had been effective January 1, 1995. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisitions had been in effect for the entire periods presented. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations of the companies.

                                         PRO FORMA RESULTS
                                            (unaudited)

             Years Ended December 31,          1996                  1995
                Net interest income          $64,629               $62,236
                Net income                    13,585                13,543
                Earnings per share:*
                Basic                           2.18                  2.19
                Diluted                         2.17                  2.17

             * Data reflects the issuance of 26.5 shares of BT
               common stock (212,000 shares in total) for each share of Armstrong common stock.

         On June 25, 1996, BT completed a merger with Moxham Bank Corporation (Moxham) whereby Moxham was merged directly into BT. In connection with the merger, each share of Moxham common stock (other than shares held by the Corporation) was converted into 1.15 shares of BT common stock, resulting in the issuance of 1,038,519 BT common shares. In addition, 88,550 shares of BT common stock were exchanged for all 14,000 outstanding shares of Moxham Series A $8.00 cumulative convertible non-voting preferred stock. The merger has been accounted for as a pooling-of-interests and, accordingly, BT's accompanying consolidated financial statements have been restated retroactively to include the accounts and operations of Moxham for all periods presented prior to the merger. Moxham's banking subsidiaries included the Moxham National Bank and The First National Bank of Garrett. Moxham also held a non-bank subsidiary known as the Moxham Community Development Corporation. Upon consummation of the merger, Moxham's banking subsidiaries were merged into Bank and Trust on June 25, 1996. At the time of the merger, Moxham had assets of approximately $235 million and operated 12 branches in Cambria, Somerset, and Westmoreland Counties. In conjunction with the merger, four of these branches closed during the third quarter of 1996, along with two branches of Bank and Trust and one branch of the former Laurel Bank, as a result of duplicate service areas.
         Separate results of the combining entities are presented for the periods shown below. All significant intercompany transactions have been eliminated.

                                         SIX MONTHS ENDED JUNE 30, 1996
                                                 (unaudited)

                                          BT                    Moxham                   Combined
               Net interest income     $26,470                  $4,692                    $31,162
               Net income                5,960                     783                      6,743
               Earnings per share:
                    Basic                   --                      --                       1.13
                    Diluted                 --                      --                       1.12

                                         YEAR ENDED DECEMBER 31, 1995

                                          BT                    Moxham                   Combined
               Net interest income     $48,364                  $8,785                    $57,149
               Net income               11,574                   1,475                     13,049
               Earnings per share:
                    Basic                 2.50                      --                       2.20
                    Diluted               2.50                      --                       2.18

         Certain reclassifications have been made to Moxham's financial information to conform to BT's classification.
         In connection with the Moxham merger, $1.3 million of reorganization costs ($959 after-tax or $.16 per diluted share) were incurred and charged to expense in 1996. The reorganization costs consisted primarily of severance pay to furloughed employees and various legal, accounting and investment banking fees associated with the transaction.
         On June 6, 1997, Bank and Trust purchased three branch offices of National City Bank of Pennsylvania (National City), a subsidiary of National City Corporation of Cleveland, Ohio. The acquisition of the three branches was accounted for as a purchase. The locations of the three branches are Meyersdale and Salisbury in Somerset County, Pennsylvania and Everett in Bedford County, Pennsylvania. The purchase included the deposits, loans and fixed assets of all three branches, which were merged into Bank and Trust. The purchase price of approximately $4.6 million has been allocated to a deposit intangible and will be amortized over a 15-year period. The combined deposit and loan totals for the three offices was approximately $69.7 million and $5.8 million, respectively, at June 6, 1997. Due to the nature of the branch acquisitions, pro forma information is not presented.

4.   SECURITIES
         The amortized cost and estimated market values of securities at December 31, 1997 and 1996 were as follows:

                                                       1997                                        1996
                                                Gross      Gross                              Gross     Gross
                                              Unrealized Unrealized                        Unrealized Unrealized
                                    Amortized  Holding    Holding    Market     Amortized   Holding    Holding     Market
                                      Cost      Gains     Losses     Value        Cost       Gains     Losses      Value

     SECURITIES AVAILABLE-FOR-SALE

     US Treasury and
         obligations of US
         Government agencies
         and corporations          $ 179,482    $1,092    $(267)    $180,307    $186,172    $  984     $(170)    $186,986
     Obligations of states and
         political subdivisions        6,868       204       (3)       7,069       9,656       214        (7)       9,863
     Debt securities issued
         by foreign governments          924        27       (1)         950         590        --        (2)         588
     Corporate securities              6,490        37       (1)       6,526       7,105       181       (16)       7,270

              TOTAL                $ 193,764    $1,360    $(272)    $194,852    $203,523    $1,379     $(195)    $204,707

     SECURITIES HELD-TO-MATURITY

     US Treasury and
         obligations of US
         Government agencies
         and corporations           $171,081    $1,287   $  (63)    $172,305    $ 97,685    $  712     $(159)    $ 98,238

         The market value of securities was based on quoted market prices or bid quotations received from securities dealers.
         The amortized cost and estimated market value of securities at December 31, 1997 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                  Available-For-Sale                  Held-To-Maturity
                                                         1997                               1997
                                              Amortized         Market           Amortized          Market
                                                Cost             Value            Cost              Value

     Due in one year or less                 $ 32,165          $ 32,163           $1,986            $1,996
     Due after one year through five years     61,691            62,164          153,895           155,064
     Due after five years through ten years    90,133            90,641           15,200            15,245
     Due after ten years                        9,775             9,884               --                --

         TOTAL                               $193,764          $194,852         $171,081          $172,305

         Proceeds from sales of securities during 1997 were $10,926. Gross gains of $270 and gross losses of $62 were realized on those sales. In addition, various securities were called during 1997, which resulted in gross gains of $37. BT realized gross losses of $50 in 1997 and 1996 in connection with a valuation adjustment on an equity security. During 1996, proceeds from sales of securities were $5,378, with gross gains of $445 and gross losses of $8 realized on those sales. In addition, various securities were called during 1996, which resulted in gross gains of $19. In 1995, proceeds from sales of securities were $46,146, with gross gains of $246 and gross losses of $157 realized on those sales. Also, various securities were called in 1995 resulting in gross gains of $19. At December 31, 1997, securities carried at $135,388 were pledged as collateral for public and trust deposits and securities sold under agreements to repurchase. At December 31, 1997 and 1996, BT held available-for-sale investments in government agency step-up securities of approximately $8.5 million and $18.2 million, respectively, with call options that allow the issuer to redeem the investment prior to maturity.

5.   LOANS
         The composition of the loan portfolio at December 31, 1997 and 1996 was as follows:

                                                            1997                 1996

       Commercial, financial, and agricultural           $  166,113          $  170,107
       Real estate:
           Residential                                      334,739             317,459
           Commercial                                       252,040             217,861
       Consumer                                             372,495             377,247

           TOTAL                                         $1,125,387          $1,082,674

         Commercial real estate, residential real estate and other loans held by the Corporation are primarily located in western and central Pennsylvania. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. Collateral held includes mortgages on residential and income-producing properties. Included in consumer loans are education loans held-for-sale which totaled $12,300 and $13,364 at December 31, 1997 and 1996, respectively. Such loans are carried at cost and historically have been sold at carrying amount.
         A summary of loans to executive officers and directors, including associates of such persons, is as follows:

                                                             1997                  1996
                  Loans at beginning of year                $23,518              $25,285
                  New loans                                  16,567                9,792
                  Loan payments                             (14,828)             (11,037)
                  Other                                        (953)                (522)

                      LOANS AT END OF YEAR                  $24,304              $23,518

         Other represents the net change in loan balances resulting from changes in related parties during the year.

         See Note 17 "Financial Instruments with Off-Balance Sheet Risk" for credit risk disclosures.

6.   RESERVE FOR LOAN LOSSES
         Transactions in the reserve for loan losses were as follows:

                                             1997                              1996                              1995
                                                        Total                             Total                             Total
                                         Reserve for   Reserve              Reserve for  Reserve             Reserve for   Reserve
                                General    Impaired    for Loan   General     Impaired   for Loan    General   Impaired   for Loan
                               Reserve   Loan Losses    Losses    Reserve   Loan Losses   Losses     Reserve  Loan Losses   Losses

Balance at beginning of year   $ 8,170      $ 1,511     $ 9,681   $ 9,102     $   931    $ 10,033   $ 9,053      $  --     $  9,053
Transfer upon adoption
     of SFAS No. 114                --           --          --        --          --          --      (285)       285           --
Reserve of acquisitions             --           --          --       159          --         159       849         --          849
     Additions:
     Provisions for
     loan losses                 3,524          706       4,230     1,111       1,330       2,441       740        826        1,566
     Recoveries of loans
         charged off               407           --         407       566          --         566       347         --          347
     Deductions:
     Loans charged off          (3,205)      (1,347)     (4,552)   (2,768)       (750)     (3,518)   (1,602)      (180)      (1,782)

BALANCE AT END OF YEAR         $ 8,896      $   870     $ 9,766   $ 8,170     $ 1,511    $  9,681   $ 9,102      $ 931     $ 10,033

         The recorded investment in loans for which impairment has been recognized in accordance with SFAS No. 114 totaled $1,895 and $3,865 at December 31, 1997 and 1996, respectively. A corresponding valuation allowance of $870 and $1,511 was established at December 31, 1997 and 1996, respectively. The year-over-year decreases are primarily due to charge-offs in 1997 of various impaired commercial loans associated with two borrowers. The average recorded investment in impaired loans during 1997 was approximately $2,653. The average recorded investment in impaired loans for 1996 did not differ materially from the amount outstanding at December 31, 1996. In 1997, BT recognized approximately $5 of interest revenue on impaired loans, all of which was recorded using the cash basis of income recognition. In 1996, BT recognized approximately $93 of interest revenue on impaired loans, of which approximately $63 and $30 was recognized using the accrual and cash basis methods of income recognition, respectively.

7.   PREMISES AND EQUIPMENT
        Major classes of premises and equipment at December 31, 1997 and 1996 were as follows:

                                                                   1997               1996
                      Land                                       $  4,436           $  4,538
                      Buildings                                    28,791             28,603
                      Leasehold improvements                        1,798              1,326
                      Equipment                                    25,127             26,200

                           Total                                   60,152             60,667
                               Less accumulated depreciation
                               and amortization                    29,728             29,033

                           PREMISES AND EQUIPMENT, NET            $30,424            $31,634

8.   DEPOSITS
        The composition of deposits at December 31, 1997 and 1996 was as follows:

                                                                  1997                1996
                      Non-interest-bearing demand              $  177,756         $  161,981
                      Interest-bearing demand                     194,702            181,606
                      Savings                                     227,046            252,408
                      Time deposits                               746,872            667,733

                           TOTAL                               $1,346,376         $1,263,728

         The aggregate amount of all time deposits over $100 amounted to $133,300 and $106,819 at December 31, 1997 and 1996, respectively.

9.   FEDERAL INCOME TAXES
        The components of the provision (benefit) for income taxes from operations are as follows:

                                                      1997            1996             1995
                      Current                        $8,946          $8,073           $6,037
                      Deferred                           34          (1,073)            (348)

                      TOTAL                          $8,980          $7,000           $5,689

         A reconciliation of the federal statutory tax rate to the effective tax rate applicable to income before income taxes follows:

                                                  1997             1996            1995
                      Federal statutory tax rate   35.0%            35.0%           35.0%
                      Add (deduct) the tax
                         effect of:
                      Tax-exempt interest          (3.4)            (4.7)           (5.1)
                      Interest expense limitation    .5               .8              .7
                      Other, net                    2.3              2.6             (.2)

                      EFFECTIVE TAX RATE           34.4%            33.7%           30.4%

        The deferred tax assets and deferred tax liabilities recorded on the balance sheet are as follows:

                                                    December 31, 1997                 December 31, 1996
                                            Deferred Tax        Deferred Tax    Deferred Tax      Deferred Tax
                                               Assets           Liabilities        Assets         Liabilities
     Reserve for possible loan losses         $3,290             $   --           $3,225           $    --
     Net unrealized holding gains
         on securities                            --                381               --               415
     Depreciation                                759                 --              742                --
     Deferred loan fees, net                     131                 --              123                --
     Adjustment due to acquisition               202                623              275               815
     Deferred compensation                       491                 --              541                --
     Low-income housing credits                   --                 --               17                --
     Other                                     1,441                518            1,588               489

         TOTAL                                $6,314             $1,522           $6,511            $1,719

         No valuation allowance was established at December 31, 1997 and 1996 in view of the Corporation's ability to carry back net deferred tax assets to taxes paid in previous years.

10.  PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS
         BT maintains noncontributory defined benefit pension plans covering substantially all employees meeting minimum age and service requirements. The plans generally provide benefits based on years of credited service and final average earnings. BT's current funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Pension plan assets are primarily US Government obligations, corporate obligations, and equity securities whose values are subject to fluctuations of the securities market. Plan assets include common stock of BT with values of $2,001 and $1,412 at December 31, 1997 and 1996, respectively. Changes in plan asset values attributable to differences between actual and expected returns on plan assets are deferred as unrecognized gains or losses and included in the determination of net pension cost over time.
        Net pension expense for 1997, 1996, and 1995 consisted of the following:

                                                                  1997           1996           1995

                  Service cost-benefits earned during the year  $   740        $   654        $   597
                  Interest accrued on projected benefit
                       obligation                                 1,314          1,236          1,254
                  Actual return on plan assets                   (3,441)        (3,010)        (2,699)
                  Net amortization and deferral                   1,492          1,238          1,097

                      NET PENSION EXPENSE                       $   105        $   118        $   249

         The following table sets forth the plans' funded status and amounts recognized in BT's consolidated balance sheet at December 31, 1997 and 1996:

                                                                                 1997           1996
                  Actuarial present value of benefit obligations:
                      Accumulated benefit obligation, including vested
                           benefits (based upon retirement date)
                           of $16,755 and $15,589 for 1997 and 1996,
                           respectively                                        $(16,954)       $(15,761)

                  Projected benefit obligation                                 $(21,216)       $(19,179)
                  Plan assets at fair value                                      26,158          23,268
                                                                                 -----------------------
                           Plan assets in excess of projected benefit
                                 obligation                                       4,942           4,089

                  Unrecognized actuarial gain                                    (2,311)         (1,454)
                  Unrecognized prior service costs                                 (309)           (337)
                  Unrecognized transition credit                                 (1,487)         (1,576)
                                                                                 -----------------------
                      PREPAID PENSION COST INCLUDED
                      IN THE CONSOLIDATED BALANCE SHEET                        $    835        $    722

         Pension expense is determined at the beginning of the year using the funded status assumptions for the previous year end. The funded status is determined using assumptions as of the end of the year, which for 1997, 1996 and 1995 are as follows:

                                                                  1997           1996           1995
                  Discount rate                                    7%             7%             7%
                  Long-term rate of return                         8%             8%             8%
                  Compensation rate                                3%             3%             3%

         The Corporation follows SFAS No. 106, "Employers' Accounting for Post-Retirement Benefits Other Than Pensions." This statement requires that the expected cost of providing post-retirement benefits be recognized in the financial statements during the employee's active period of employment. Expense under the provisions of SFAS No. 106 for 1996 and 1995 consisted of the following:

                                                                                  1996                    1995
                  Interest cost                                                   $104                    $122
                  Amortization of transition obligation and other                   94                      92

                      NET POST-RETIREMENT EXPENSE                                 $198                    $214

         During 1997, retirees maintaining health care coverage were transferred to the Corporation's medical plan in which retirees are responsible for payment of premiums. As a result, the Corporation does not have an SFAS No. 106 liability at year-end 1997.
         The Corporation used a discount rate of 7% for 1996 and 1995.

                                                                                1996
                  Accumulated post-retirement benefit obligation               $(1,509)
                  Plan assets at fair value                                          0
                                                                                -------
                      Excess of benefit obligation over plan assets             (1,509)

                  Transition obligation                                          1,611
                  Unrecognized net gain                                           (248)
                                                                                -------
                      ACCRUED BENEFIT OBLIGATION                               $  (146)

         The Corporation adopted a defined contribution plan with 401(k) features during 1995. The plan permits each employee to contribute a portion of their salary to the plan on a pre-tax basis with employer matching up to stipulated amounts as determined by the Corporation. Total expense was $157 for 1997, $143 for 1996, and $60 for 1995.
         Moxham Bank Corporation maintained a noncontributory target benefit pension plan (target plan) covering all employees who met the eligibility requirements. Prior to BT's acquisition of Moxham, a resolution was passed to terminate the target plan subject to IRS approval. These employees were admitted to the BT 401(k) plan upon acquisition and will vest 100% in the plan upon completion of six years of service with either BT or previously with Moxham. To be eligible for the target benefit pension plan prior to the merger, an employee must have been 21 years of age and have completed one year of continuous service. Contributions to the target plan were determined by a formula based on the participant's annual compensation and years of service. Contributions to the target plan included in the consolidated statement of income were $107 for 1996 and $200 for 1995.
         Moxham also maintained a non-qualified deferred compensation plan
     (plan) for certain employees. This plan was frozen upon the acquisition of Moxham by BT. To participate in this plan, selected employees must have completed at least twelve consecutive months of service with Moxham. The plan provides payments from a participant's account payable at age sixty-two, or upon the participant's retirement from the Corporation, whichever is later, or upon the participant's death or disablement. Payments are made from the participant's account in equal quarterly installments over a period of ten years, or the participant may elect to receive the payment in a lump sum. Contributions to this plan included in the consolidated statement of income were $445 in 1996 and $62 in 1995.

11.  LITIGATION
         A purported class action was instituted in the Court of Common Pleas of Cambria County, Pennsylvania against Bank & Trust and Security of America Life Insurance Company (Security) in November, 1996, alleging various calculation irregularities in connection with a residential mortgage loan to the plaintiff in the principal amount of approximately thirteen thousand dollars resulting in, among other things, overcharges on credit life and disability insurance coverage and other items. The plaintiff purports to represent a class of persons who made a mortgage payment to Bank and Trust or any of its subsidiaries within six years before November 21, 1996 and/or had credit life or disability insurance coverage with Security within six years before November 21, 1996. The complaint seeks unspecified damages. The Corporation has filed an answer denying that its actions breached its agreements with plaintiffs. The class potentially includes the borrowers on approximately 2,800 accounts, the number of residential mortgages held by Bank and Trust during the relevant period. Management intends to oppose certification of the case as a class action, pursue its affirmative defenses and vigorously defend the lawsuit. The impact of this litigation on BT cannot be fully assessed at this early stage of the proceedings.
         On November 19, 1997, Laurel Capital Group, Inc., and its wholly-owned subsidiary, Laurel Savings Bank, filed a suit in the United States District Court in the Western District of Pennsylvania claiming that Laurel Bank infringed on its common law trademark and servicemark rights by using the name "Laurel" and a related logo in an undefined market segment referred to as the "Pittsburgh area." The suit seeks to enjoin Laurel from using its name and related logo in the "Pittsburgh area" and seeks unspecified damages. Laurel Savings Bank is a thrift institution with five branch locations in the North Hills of Pittsburgh and one branch in Butler County. Pending a hearing on plaintiff's motion for preliminary injunction, Laurel agreed to refrain from using the "Laurel" name or any related logo on any bank documents, advertisements, or promotional materials in the Pittsburgh vicinity. While BT denies the use of the name "Laurel" and related logo infringes on plaintiff's trademark and servicemark rights and believes that its rights to the name "Laurel" and related logo are senior to that of the plaintiff's, there is a risk that Laurel might be prevented from using the "Laurel" name and related logo in the Pittsburgh vicinity. The impact of this litigation on BT cannot be fully assessed at this early stage of the proceedings.
         Due to the nature of their activities, BT and its subsidiaries are at all times engaged in other various legal proceedings which arise in the normal course of their businesses. While it is difficult to predict the outcome of these proceedings, management believes the ultimate liability, if any, will not materially affect BT's consolidated financial position or results of operations.

12.  CAPITAL STOCK
         On July 23, 1997, BT's Board of Directors declared a 10% stock dividend. The dividend was distributed on September 15, 1997, to shareholders of record as of August 27, 1997. The dividend was charged to retained earnings in the aggregate amount of $23,581 which was based on a market price of $41.50 per share. The stock dividend, representing 568,221 common shares, increased common shares issued and outstanding to 6,250,436. On August 28, 1996, BT's Board of Directors declared a 10% stock dividend. The dividend was distributed on October 22, 1996 to shareholders of record as of September 20, 1996. The dividend was charged to retained earnings in the aggregate amount of $17,047 which was based on a market price of $33 per share. Weighted average shares outstanding and all per share amounts included in the accompanying consolidated financial statements and notes are based on the increased number of shares giving retroactive effect to the aforementioned stock dividends.
         In July 1992, the former Moxham Bank Corporation issued 15,000 shares of Series A $8.00 cumulative convertible non-voting preferred stock (Series A Preferred Stock). An annual dividend of $8.00 per share, payable quarterly on the last day of March, June, September and December, commenced September 30, 1992. Cash dividends on the Series A preferred stock was cumulative from date of issue. At December 31, 1995, 14,000 preferred shares were outstanding. These shares were exchanged for 88,550 shares of BT common stock in connection with the merger on June 25, 1996. Approximately $54 and $116 in preferred stock dividends were paid in 1996 and 1995, respectively.
         In 1991, the Board of Directors of BT declared and paid a dividend distribution of one right for each outstanding share of BT common stock. Each right entitles the holder to purchase from the Corporation units of Series A Preferred Stock at a set price, exercisable on the distribution date as defined in the agreement. At December 31, 1997 no rights have been exercised.

         BT is subject to various regulatory capital requirements administered by the Federal Reserve Bank. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on BT's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, BT and Laurel must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.
         Quantitative measures established by regulation to ensure capital adequacy require BT and Laurel to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets, and of Tier I capital to average assets. As of December 31, 1997, the Corporation meets all capital adequacy requirements to which it is subject.
         As of December 31, 1997, the most recent notification from the Federal Reserve Bank categorized BT and Laurel as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," each entity must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification which management believes have changed each institution's categorization.
         BT's consolidated and subsidiary banks actual capital amounts and ratios are also presented in the table.

                                                                                                         To Be Well
                                                                                                     Capitalized Under
                                                                         For Capital                 Prompt Corrective
                                          Actual                      Adequacy Purposes              Action Provisions
                                   Amount         Ratio             Amount        Ratio            Amount         Ratio
As of December 31, 1997:
TOTAL CAPITAL (TO RISK
               WEIGHTED ASSETS)
     BT (Consolidated)            $131,652       11.70%           =>$90,053      =>8.00%                     N/A
     Laurel                        138,158       12.34            => 89,597      =>8.00          =>$111,997     =>10.00%
TIER I CAPITAL (TO RISK
                WEIGHTED ASSETS)
     BT (Consolidated)            $121,886       10.83%           =>$45,027      =>4.00%                     N/A
     Laurel                        128,392       11.46            => 44,799      =>4.00           =>$67,198      =>6.00%
TIER I CAPITAL (TO AVERAGE ASSETS)
     BT (Consolidated)            $121,886        7.94%           =>$61,387      =>4.00%                     N/A
     Laurel                        128,392        8.40            => 61,174      =>4.00           =>$76,468      =>5.00%
     As of December 31, 1996:
TOTAL CAPITAL (TO RISK
               WEIGHTED ASSETS)
     BT (Consolidated)            $124,992       11.76%           =>$84,994      =>8.00%                     N/A
     Bank and Trust                 80,157       12.89            => 49,762      =>8.00           =>$62,203     =>10.00%
     Fayette                        29,708       11.35            => 20,932      =>8.00           => 26,164     =>10.00
     The former Laurel Bank         25,132       14.59            => 13,784      =>8.00           => 17,230     =>10.00
TIER I CAPITAL (TO RISK
                WEIGHTED ASSETS)
     BT (Consolidated)            $115,311       10.85%           =>$42,497      =>4.00%                     N/A
     Bank and Trust                 74,655       12.00            => 24,881      =>4.00           =>$37,322      =>6.00%
     Fayette                        27,286       10.43            => 10,466      =>4.00           => 15,699      =>6.00
     The former Laurel Bank         23,375       13.57            =>  6,892      =>4.00           => 10,338      =>6.00
TIER I CAPITAL (TO AVERAGE ASSETS)
     BT (Consolidated)            $115,311        7.99%           =>$57,719      =>4.00%                     N/A
     Bank and Trust                 74,655        8.68            => 34,400      =>4.00           =>$43,000      =>5.00%
     Fayette                        27,286        7.84            => 13,929      =>4.00           => 17,411      =>5.00
     The former Laurel Bank         23,375       10.22            =>  9,152      =>4.00           => 11,440      =>5.00

13.  REGULATORY REQUIREMENTS
         Reserve balances of $17,241 were required to be maintained at the Federal Reserve Bank of Philadelphia by Laurel at December 31, 1997.
         Dividends and loans to BT from Laurel are subject to regulatory limitations. Dividends are limited to the retained earnings of Laurel. Loans must be collateralized and loans to a single non-bank affiliate cannot exceed 10% of Laurel's capital and surplus, and the aggregate to all non-bank affiliates cannot exceed 20%. The maximum amount available to BT at December 31, 1997 from Laurel in the form of dividends and loans was $86,811 and $5,561, respectively.

14.  SAIF ASSESSMENT
         On September 30, 1996, President Clinton signed legislation which required financial institutions with Savings Association Insurance Fund
     (SAIF) deposits to pay a one-time special assessment to facilitate the recapitalization of the SAIF. The assessment was based on 65.7 cents per one hundred dollars of deposits at March 31, 1995. This assessment resulted in a charge of approximately $1.4 million ($899 net of tax or $.15 per diluted share) to other expense during the year ended 1996. The legislation also included provisions whereby at such time as the SAIF is adequately recapitalized, future SAIF deposit premiums will decrease from the 23 cents per one hundred dollars of deposits paid in 1996 to approximately 6.5 cents through the year 2000 and approximately 2.5 cents through the year 2017. BT paid 6.4 cents per one hundred dollars of SAIF deposits during 1997.

15.  PARENT COMPANY CONDENSED FINANCIAL STATEMENTS
         The condensed balance sheets and statements of income and cash flows of BT as of December 31, 1997, 1996, and 1995 and for the years then ended are presented below.

                 BT FINANCIAL CORPORATION (PARENT COMPANY ONLY)

                                                                              1997              1996               1995

                                  BALANCE SHEET

     Assets:
         Cash                                                               $  1,299           $  1,208          $    372
         Investment in bank affiliates                                       152,308            146,519           137,370
         Investment in non-bank affiliates                                     2,486              1,907             1,465
         Other                                                                 6,069              6,137             5,955

              TOTAL ASSETS                                                  $162,162           $155,771          $145,162

     Liabilities and shareholders equity:
         Long-term debt                                                     $ 14,286           $ 17,143          $ 20,715
         Other liabilities                                                     2,167              2,141             2,348
         Shareholders equity                                                 145,709            136,487           122,099

              TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                    $162,162           $155,771          $145,162

                               STATEMENT OF INCOME
     Cash dividends from bank affiliates                                    $ 11,464           $ 16,037          $  9,438
     Cash dividends from non-bank affiliates                                     200                100               100
     Management fees from affiliates                                          15,467             14,030            10,552
     Other income                                                                127                418                33
     Interest expense                                                         (1,107)            (1,257)             (773)
     Operating expense                                                       (16,762)           (15,077)          (12,170)
                                                                             ---------------------------
         Income before income taxes and equity in undistributed
              income of affiliates                                             9,389             14,251             7,180
              Income tax benefit                                                 447                394               692

                  Income before equity in undistributed income of affiliates   9,836             14,645             7,872

              Equity in undistributed income of affiliates:
                  Banks                                                        6,671             (1,247)            5,021
                  Non-banks                                                      645                376               156

              NET INCOME                                                    $ 17,152           $ 13,774          $ 13,049

                             STATEMENT OF CASH FLOWS
     Cash flows from operating activities:
         Net income                                                         $ 17,152           $ 13,774          $ 13,049
         Equity in undistributed income of affiliates                         (7,316)               871            (5,177)
         Amortization                                                          1,163              1,184             1,112
         Other assets and liabilities, net                                      (477)            (1,640)           (1,411)

              Net cash provided by operating activities                       10,522             14,189             7,573

     Cash flows from investing activities:
         Investment in affiliate                                                  --             (4,266)          (12,500)
         Sale of investment securities                                           293                726                --
         Other                                                                    --                 22               176

              Net cash provided by (used in) investing activities                293             (3,518)          (12,324)

     Cash flows from financing activities:
         Preferred dividends paid                                                 --                (54)             (116)
         Common dividends paid                                                (7,864)            (6,212)           (5,242)
         Payment on long-term debt                                            (2,857)            (3,572)           (2,570)
         Proceeds from long-term debt                                             --                 --            12,520
         Other                                                                    (3)                 3               201

              Net cash (used in) provided by financing activities            (10,724)            (9,835)            4,793

     Increase in cash                                                             91                836                42
     Cash at beginning of year                                                 1,208                372               330

         CASH AT END OF YEAR                                                $  1,299           $  1,208          $    372

     Supplemental disclosures of cash flow information:
         Cash paid during the year for:
              Interest on capital notes                                     $  1,150           $  1,122          $    764
              Federal income taxes, net of refunds                            10,105              6,761             7,761

     Non-cash financing activities:
         Issuance of common stock; Armstrong acquisition                    $     --           $  7,712          $     --

     Conversion of preferred stock to common stock                          $     --           $  1,378          $     98

16.  LONG-TERM DEBT
         Long-term debt outstanding amounted to $14.3 million and $17.2 million at December 31, 1997 and 1996, respectively. The Corporation incurred a note on December 14, 1995 for $20.0 million. The note contains a variable interest rate option as defined in the agreement, and the interest rate at December 31, 1997 was 6.81%. The note agreement has certain restrictive covenants relative to dividends, nonperforming assets, and equity requirements. As of December 31, 1997 the Corporation was in compliance with these covenants. Principal payments began in March of 1996 and are due in 28 equal quarterly installments of $714.
         A mortgage note is included in long-term debt and amounted to $50 and $67 at December 31, 1997 and 1996, respectively. The mortgage note has a fixed rate of 9.5% and matures in the year 2000.

17.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK
         The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of loan commitments and standby letters of credit.
         The Corporation's exposure to loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amount of these instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.
         The face amounts of financial instruments with off-balance-sheet risk at December 31, 1997 were as follows:

                                    Loan commitments               $236,692
                                    Standby letters of credit        12,207

         Since many of the loan commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements or loss exposures. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the customer. Standby letters of credit are unconditional commitments issued by the Corporation to support the financial obligations of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans. The collateral varies but may include accounts receivable, inventory and property, plant and equipment for those commitments for which collateral is deemed necessary.

18.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
        The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

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

     Deposits
        The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

     Short-Term Liabilities
        The carrying value of short-term borrowings and securities sold under agreements to repurchase approximates fair value.

     Long-Term Debt
         The estimated fair value of fixed rate debt was established based on rates currently available to the Corporation for debt with similar terms and remaining maturities. The carrying value of variable rate debt approximates fair value.

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

     The fair value of commitments, guarantees and letters of credit are insignificant after considering the aforementioned factors.
     The estimated fair values of BT's financial instruments at December 31 1997 and 1996 are as follows:

                                                                            1997                           1996

                                                                   Carrying         Fair         Carrying           Fair
                                                                    Amount          Value         Amount           Value
                  Financial assets:
                      Cash and short-term investments            $   52,452     $   52,452      $   75,739     $   75,739
                      Securities                                    365,933        367,157         302,392        302,945
                      Loans                                       1,067,061      1,073,822       1,025,765      1,026,685
                           Less:  Reserve for loan losses            (9,766)            --          (9,681)            --

                           TOTAL FINANCIAL ASSETS                $1,475,680     $1,493,431      $1,394,215     $1,405,369

                  Financial liabilities:
                      Deposits                                   $1,346,376     $1,351,408      $1,263,728     $1,269,372
                      Federal funds purchased and securities
                           sold under agreements to repurchase       36,313         36,313          36,678         36,678
                      Short-term borrowings                           1,871          1,871           4,010          4,010
                      Long-term debt                                 14,335         14,335          17,210         17,210

                           TOTAL FINANCIAL LIABILITIES           $1,398,895     $1,403,927      $1,321,626     $1,327,270

19. EARNINGS PER SHARE
         BT computes "basic" EPS by dividing net income, after deducting preferred stock dividends, if any, by the weighted average number of shares of common stock outstanding during each year, after giving retroactive effect to the 10% stock dividends distributed by BT on October 22, 1996 and September 15, 1997. "Diluted" EPS amounts are calculated assuming all outstanding preferred stock was converted into common stock at the beginning of each year and that no preferred dividends were paid. The calculation of earnings per share follows:

                  Years ended December 31,                                     1997             1996              1995
                  Basic Earnings Per Share:
                      Net income                                            $   17,152        $   13,774       $   13,049
                      Preferred dividends                                           --               (54)            (116)
                                                                            ----------------------------------------------
                           Net income applicable to common stock            $   17,152        $   13,720       $   12,933

                           Weighted average shares outstanding Basic         6,250,436         6,082,976        5,876,669

                               BASIC EARNINGS PER SHARE                     $     2.74        $     2.26       $     2.20

                  Diluted Earnings Per Share:
                           Net income                                       $   17,152        $   13,774       $   13,049

                      Weighted average shares outstanding-Basic              6,250,436         6,082,976        5,876,669
                      Additional common shares assuming:
                           Conversion of preferred stock Series A                   --            51,816          110,972
                                                                            ----------------------------------------------
                           Weighted average shares outstanding-Diluted       6,250,436         6,134,792        5,987,641

                               DILUTED EARNINGS PER SHARE                   $     2.74        $     2.25       $     2.18

     Note: Share and per share data have been adjusted to reflect the 10% stock dividends distributed on October 22, 1996 and September 15, 1997.

SUPPLEMENTAL FINANCIAL DATA
                            QUARTERLY FINANCIAL DATA*

                                   (unaudited)

         A summary of financial data for the four quarters for the years 1997 and 1996 is presented below.

                                                   1997                                           1996

                                               Quarter Ended                                  Quarter Ended

                                 Mar. 31     Jun. 30    Sept. 30   Dec. 31     Mar. 31     Jun. 30    Sept. 30     Dec. 31

                                          (in thousands, except per share data)

         Net interest income    $16,005     $16,262     $16,576   $16,538     $15,418     $15,744     $16,293     $16,169
         Provision for
              loan losses        (1,045)     (1,045)     (1,065)   (1,075)       (412)       (396)       (618)     (1,015)
         Other income             2,915       2,804       3,359     3,412       2,616       2,841       2,703       3,113
         Other expenses (1)     (11,596)    (11,687)    (12,179)  (12,047)    (11,978)    (13,682)    (13,682)    (12,340)
         Provision for
              income taxes       (2,197)     (2,140)     (2,303)   (2,340)     (1,879)     (1,529)     (1,581)     (2,011)

              NET INCOME        $ 4,082     $ 4,194     $ 4,388   $ 4,488     $ 3,765     $ 2,978     $ 3,115     $ 3,916

         Common dividends       $ 1,875     $ 1,932     $ 1,932   $ 2,125     $ 1,369     $ 1,263     $ 1,705     $ 1,875

         Earnings per share: (2)
                  Basic         $   .65     $  .67      $   .70   $   .72     $   .63     $   .50     $   .50     $   .63
                  Diluted           .65        .67          .70       .72         .63         .49         .50         .63

    * Data for March 31, 1996 has been restated due to the Moxham pooling-of-interests acquisition on June 25, 1996. Quarterly figures may not total to the full-year amount due to rounding.

    (1) The quarters ended March 31, 1996 and June 30, 1996 included expenses of $77 and $1,232, respectively, associated with nonrecurring reorganization costs in connection with the Moxham merger. The quarter ended September 30, 1996 included a special one-time SAIF deposit insurance assessment of $1,383 related to deposits acquired from savings and loan institutions.

    (2) Per share data has been adjusted to reflect the 10% stock dividends distributed on October 22, 1996 and September 15, 1997. Earnings per share data for periods prior to December 31, 1997 has been restated to reflect the adoption of SFAS No. 128 on December 31, 1997.

SELECTED CONSOLIDATED FINANCIAL DATA*

Years Ended December 31,                                1997(8)       1996(7)       1995(6)         1994         1993(5)

(dollars in thousands, except per share data)
RESULTS OF OPERATIONS
     Interest income                                  $  113,566    $  108,356     $   99,828    $   89,029    $   81,012
     Interest expense                                     48,185        44,732         42,679        33,129        29,134

         Net interest income                              65,381        63,624         57,149        55,900        51,878
     Provision for loan losses                             4,230         2,441          1,566         1,168         2,168
         Net interest income
              after provision for loan losses             61,151        61,183         55,583        54,732        49,710

     Other income                                         12,490        11,272          8,714         8,407         8,205
     Other expense                                        47,509        51,681         45,559        45,597        41,562

         Income before income taxes                       26,132        20,774         18,738        17,542        16,353
     Provision for income taxes                            8,980         7,000          5,689         4,883         5,081
         Income before cumulative effect of
              accounting principle changes                17,152        13,774         13,049        12,659        11,272
     Cumulative effect of change in
         accounting for income taxes                          --            --             --            --            86

NET INCOME                                            $   17,152    $   13,774     $   13,049    $   12,659    $   11,358

BALANCE SHEET DATA (PERIOD END)
     Total assets                                     $1,552,921    $1,466,308     $1,442,560    $1,338,074    $1,306,406
     Loans, net of unearned interest                   1,067,061     1,025,765      1,011,240       892,010       832,421
     Total securities                                    365,933       302,392        303,355       333,199       295,641
     Total deposits                                    1,346,376     1,263,728      1,253,252     1,147,993     1,156,650
     Total long-term debt                                 14,335        17,210         20,083        10,021        12,482
     Total shareholders' equity                          145,709       136,487        122,099       104,268       109,356

PER SHARE DATA (1)
     Basic earnings per share                         $     2.74    $     2.26     $     2.20    $     2.14    $     2.07
     Diluted earnings per share                             2.74          2.25           2.18          2.12          2.05
     Common dividends declared per share                    1.26          1.02            .89           .81           .72
     Period end book value                                 23.31         21.84          20.51         17.52         18.43
     Average shares outstanding-Basic                  6,250,436     6,082,976      5,876,669     5,861,177     5,427,956
     Average shares outstanding-Diluted                6,250,436     6,134,792      5,987,641     5,975,976     5,542,755

FINANCIAL RATIOS
     Return on average assets                               1.13%          .94%           .97%          .98%         1.03%
     Return on average shareholders' equity                12.19         10.66          11.43         11.90         12.48
     Net yield on earning assets (2)                        4.74          4.82           4.67          4.74          5.22
     Common stock dividend payout                          45.85         45.10          40.17         37.34         34.65
     Average shareholders' equity to average assets         9.24          8.85           8.49          8.20          8.23
     Primary capital ratio at period end (3)                9.95          9.90           9.10          8.41          8.98
     Net charge-offs to average loans,
         net of unearned interest                            .39           .29            .16           .11           .24
     Nonperforming loans to total loans,
         net of unearned interest (4)                        .86          1.22            .73           .72           .65
     Reserve for loan losses to period end loans,
         net of unearned interest                            .92           .94            .99          1.01          1.06

     * Data for periods prior to 1996 has been restated due to the Moxham pooling-of-interests acquisition on June 25, 1996.
     (1) Per share data has been adjusted to reflect the 5% stock dividends distributed by BT on July 26, 1993 and October 14, 1994 and the 10% stock dividends distributed on October 22, 1996 and September 15, 1997. Additionally, per share data has been adjusted to reflect the 10% stock dividend paid on December 30, 1994 and the two-for-one stock split paid in February 1993 by the former Moxham Bank Corporation. Earnings per share data for periods prior to 1997 has been restated to reflect the adoption of SFAS No. 128 on December 31, 1997.
     (2) Net interest income stated on a fully taxable equivalent basis divided by average earning assets.
     (3) The sum of shareholders equity and the reserve for loan losses divided by the sum of total assets and the reserve for loan losses.
     (4) Nonperforming loans include nonaccrual, restructured and loans 90 days or more past-due.
     (5) Reflects the purchase acquisition of FirstSouth Bancorp, Inc. on December 10, 1993.
     (6)  Reflects the purchase acquisition of Huntington on December 14, 1995.
     (7)  Reflects the purchase acquisition of Armstrong on June 13, 1996.
     (8) Reflects the purchase acquisition of three branch offices of National City on June 6, 1997.

MARKET PRICE AND CASH DIVIDENDS
        BT's common stock is traded in the NASDAQ Stock Market under the NASDAQ symbol "BTFC."
         The following table sets forth cash dividends declared and the range of high and low sale prices, as reported on the NASDAQ Stock Market for the Common Stock for the quarters indicated.

                                                 1997                                            1996

                Quarter           High           Low        Dividend             High            Low         Dividend
                  1st           $39.77         $36.14      $  .300              $29.96         $27.69       $  .233
                  2nd            39.77          35.46         .309               31.20          26.55          .213
                  3rd            46.25          38.64         .309               31.14          26.24          .273
                  4th            51.50          43.31         .340               36.25          30.46          .300

                  TOTAL                                     $1.258                                           $1.019

        Note: Data has been adjusted to reflect the 10% stock dividends distributed on October 22, 1996 and September 15, 1997.

        On January 28, 1998, there were 4,451 record holders of BT common stock.

        BT offers an Automatic Dividend Reinvestment Plan to provide a prompt, simple and expense-free way for shareholders to invest cash dividends into additional shares of BT common stock. Laurel Trust Company performs certain bookkeeping and administrative functions in connection with the Plan. As participants, the shareholders may add to their investment in BT common stock through voluntary additional cash deposits with the Administrator.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1.   OVERVIEW
         Fiscal year 1997 was a record year for BT Financial Corporation (BT or the Corporation) in both earnings and asset size. For the first time, total assets exceeded $1.5 billion. Net income increased 24.5% and diluted earnings per share increased 21.8% in 1997 over 1996. 1997 saw the completion of operational consolidations and the consolidation of BT's three subsidiary banks, Johnstown Bank and Trust Company, Laurel Bank, and Fayette Bank, into one bank named Laurel Bank (Laurel). Three branch banking offices were acquired from National City Bank of Pennsylvania (National City), which resulted in Laurel gaining further market share in Bedford County and attaining the number one market share in Somerset County. Operational efficiencies and the closing or consolidation of seven branch offices from the Moxham merger in 1996 resulted in an improved efficiency ratio, which stood at 60% in 1997 compared to 64% in 1996. The telebanking center has grown tremendously, receiving over 9,000 calls each month. Personal computer banking, PC Banc, was introduced in 1997 and complemented our successful commercial personal computer banking program, Execubanc.
         BT's management team is committed to continuing the efforts to improve the performance of the Corporation. In 1998, the management team will continue to examine the delivery system of branch offices, ATMs, ACH transactions and computer banking to develop greater efficiencies while maintaining and improving customer service. BT will also consider emerging technologies such as smart cards, electronic commerce and banking on the Internet in an effort to enhance customer service and find new sources of fee income. Other lines of business closely associated with banking that fit with BT's competencies, risk tolerance, and resources will also be investigated.
         During 1997, BT made particular improvement with respect to nonperforming loans. At December 31, 1997, nonperforming loans decreased $3.4 million, or 27.1%, compared to year-end 1996. Concentrated efforts by BT's Collection Department successfully reduced the level of nonperforming loans by allocating additional resources and completing an automated, centralized collection function. At the same time, a Special Assets Department was created to concentrate on past-due commercial loans. See a more in-depth discussion under the title "Nonperforming Assets and Risk Elements."
         BT's net interest margin of 4.74% in 1997 compared favorably with other peer financial institutions. With a relatively strong net interest margin and growth in assets, net interest income increased $1.8 million, or 2.8%, in 1997 over 1996. Most of BT's growth in assets was from the National City branch acquisitions, which provided approximately $69.7 million in deposit balances. At the same time, an additional $13 million of internal growth in deposits funded loan expansion which contributed to the increased net interest income. During 1998, BT will continue to concentrate on increasing assets through increased sales, marketing, and service efforts to current markets while continuing to evaluate strategic bank and branch acquisition opportunities.
         Other income continued to have positive growth. Trust income grew 9.2% while fees for other services increased 15.9%. Other expenses declined $4.2 million, or 8.1% in 1997 compared to 1996. Approximately 65% of the decrease in expenses was due to the nonrecurring reorganization costs incurred in 1996 related to the Moxham merger and the one-time SAIF deposit insurance assessment in 1996. Excluding the Moxham and deposit insurance costs of 1996, expenses still declined even despite adding the costs associated with acquiring three branch offices and the continued upgrading of the Corporation's technology.
         In 1996, BT began analyzing any Year 2000 issues pertaining to BT's business and operations. Year 2000 issues refer to uncertainties regarding the ability of various software systems to interpret dates correctly after the beginning of the Year 2000. BT is in the process of 1) analyzing its information systems and vendor supplied applications systems to address any Year 2000 issues, and 2) evaluating the potential effects of Year 2000 issues on customers of Laurel.

         The ongoing process of analyzing BT's information systems involves internal testing of computer hardware and software and the modification and/or replacement of such systems if necessary. While BT is taking all appropriate steps to assure Year 2000 compliance, it is dependent on vendor compliance to a large extent. BT is requiring systems and software vendors to represent that the services and products provided are, or will be, Year 2000 compliant and are tested for such compliance. Management expects to have all or substantially all systems and applications compliant or near completion of any necessary remedial actions by the end of 1998.
         BT estimates that the total cumulative cost of this process will approximate $520,000, which includes costs associated with modifying the systems as well as the cost of purchasing or leasing certain hardware and software. Purchased hardware and software will be capitalized in accordance with policy. Personnel and all other costs related to this process are being expensed as incurred. The cost of this process and the expected completion dates are based on management's best estimates and are believed to be reasonably accurate. The expenditure is not expected to be material to the Corporation's business, operations or financial condition and should have no material impact on the Corporation's results of operations, liquidity or capital resources.
         BT's process of evaluating potential effects of Year 2000 issues on customers of Laurel is in its early stages, and it is therefore impossible to quantify the potential adverse effects of Year 2000 problems on Laurel's loan customers. The failure of a commercial bank customer to prepare adequately for Year 2000 compatibility could have a significant adverse effect on such customer's operations and profitability, in turn inhibiting its ability to repay loans in accordance with their terms. Until sufficient information is accumulated from customers of Laurel to enable BT to assess the degree to which customers' operations are susceptible to potential problems, BT will be unable to quantify the potential, if any, losses from loans to commercial customers.
         On June 25, 1996, BT completed the merger with Moxham whereby Moxham was merged directly into BT. Approximately 1.1 million shares of BT common stock were exchanged for all of the outstanding preferred and common stock of Moxham. The merger has been accounted for as pooling-of-interests and accordingly, BT's consolidated financial statements have been restated to include the accounts and operations of Moxham for all periods prior to the merger. Additionally, 10% stock dividends were distributed on October 22, 1996 and September 15, 1997 and all per share data in the following discussion has been restated to reflect the stock dividends.
         Net income for 1997 was $17.2 million, a 24.5% increase over 1996's $13.8 million which was a 5.6% increase over 1995. Earnings per diluted share were $2.74 in 1997, a 21.8% increase over $2.25 earned in 1996, which reflected a 3.2% increase over $2.18 earned in 1995. BT would have earned $2.55 per diluted share in 1996 exclusive of the nonrecurring expenses associated with the Moxham acquisition and the SAIF deposit insurance assessment.
         Return on average assets was 1.13% in 1997, .94% in 1996 and .97% in 1995. Return on average shareholder's equity was 12.19%, 10.66%, and 11.43% in 1997, 1996, and 1995, respectively. Excluding the nonrecurring acquisition and deposit insurance expenses, the return on average assets would have been 1.07% and the return on average shareholders' equity would have been 12.10% in 1996. Return on average tangible shareholders' equity, which excludes intangible amortization expense from net income and intangibles from average shareholders' equity, was 16.17% in 1997, 14.32% in 1996 and 13.38% in 1995.
         The following is a more detailed discussion of certain significant factors that affected the Corporation's consolidated operating results, financial position, capital resources, liquidity, and interest rate sensitivity for the years ended December 31, 1997, 1996, and 1995. Reference should be made to the consolidated financial statements and notes thereto as well as the selected financial data presented herein for a complete understanding of the following discussion and analysis.
         Certain statements contained in this report constitute "forward-looking" statements with respect to BT Financial Corporation and its subsidiaries. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the financial condition and results of operations of BT Financial Corporation and its subsidiaries to be materially different from any future financial condition or results of operations suggested or implied by such forward-looking statements. BT undertakes no obligation to update any forward-looking statements made herein. The factors that may cause actual results to differ materially from the forward-looking statements include: interest rate, market and monetary fluctuations, monetary and fiscal policies, changes in laws and regulations, inflation, general economic conditions, competition and economic conditions in the geographic region and industries in which the Corporation conducts its operations, introduction and acceptance of new products and enhancements, mergers and acquisitions and their integration into BT, and management's ability to manage these and other risks.

2.   RESULTS OF OPERATIONS
     Net Interest Income
         Net interest income is BT's primary source of revenue. In 1997, fully taxable equivalent net interest income was $66.8 million, representing a 2.5%, or $1.6 million, increase compared to 1996. The higher level of net interest income in 1997 was mainly due to a greater volume of average interest earning assets resulting from increased loan levels which were funded primarily by deposits acquired from National City. Average interest earning assets rose $56.8 million, or 4.2%, to $1.41 billion in 1997 compared to $1.35 billion in 1996. The net interest margin, on a fully taxable equivalent basis, declined 8 basis points to 4.74% in 1997 compared to 4.82% in 1996. The decrease was essentially due to higher overall rates paid on interest-bearing liabilities as a result of competition in the marketplace and some shifting of existing funds into higher priced products. Rates paid on deposits acquired from National City also contributed to the relatively higher cost of funds in 1997.
         Throughout 1997, BT maintained a higher net interest margin relative to peer levels despite the compression experienced in 1997. BT continues to focus its efforts on generating quality loan growth through acquisitions and internal growth. BT's Asset/Liability Committee (ALCO) strives to minimize the impact of interest rate fluctuations through effective management of its interest rate sensitivity position.
         Fully taxable equivalent net interest income rose $6.5 million, or 11.1%, while average interest-earning assets increased $95.7 million, or 7.6%, in 1996 compared to 1995. Most of the earning asset increase was due to assets acquired in the Huntington and Armstrong acquisitions. The net interest margin, on a fully taxable equivalent basis, improved 15 basis points in 1996 from the 1995 level of 4.67%. The net interest margin increase was primarily due to a higher yielding asset mix along with lower overall rates paid on interest-bearing liabilities. BT's loan portfolio represents the largest component of average interest-earning assets. Average loans were 75.5% of average interest-earning assets in 1997, compared to 75.9% in 1996 and 73.3% in 1995.

         The following table presents the major categories of assets, liabilities and shareholders' equity with their corresponding average balances, related interest income earned on interest-earning assets or interest expense paid on interest-bearing liabilities, and resulting yields and rates on a fully taxable equivalent basis for the years indicated.

                                              1997                            1996                           1995

                                          Interest Rate                   Interest Rate                  Interest Rate
                                 Average     Income/   Earned/  Average      Income/  Earned/    Average    Income/   Earned/
                                 Balance   Expense(1)  Paid(1)  Balance    Expense(1) Paid(1)    Balance  Expense(1)  Paid(1)

(dollars in thousands)

ASSETS
Interest-earning assets:
     Loans, net of unearned
         interest (2)         $1,062,873  $  92,054     8.66%     $1,026,536  $  88,936   8.66%    $   920,586   $ 80,458     8.74%
     Taxable securities          326,513     21,580     6.61         292,141     18,792   6.43         313,469     19,162     6.11
     Non-taxable securities        7,789        691     8.87          10,212        910   8.91          12,083      1,052     8.71
     Trading account assets           --         --       --              --         --     --               5         --     6.14
     Federal funds sold           11,066        606     5.48          22,172      1,188   5.36           5,177        306     5.91
     Time deposits in other banks    291         16     5.50             692         34   4.91           4,773        325     6.81

     Total interest-earning
          assets               1,408,532    114,947     8.16       1,351,753    109,860   8.13       1,256,093    101,303     8.06

Non-interest-earning assets:
     Cash and cash equivalents    47,598                              46,388                            43,587
     Premises and equipment, net  31,175                              32,527                            30,481
     Other assets                 45,183                              39,012                            23,501
     Less: Reserve for loan
          losses                  (9,653)                             (9,665)                           (9,175)

     TOTAL ASSETS             $1,522,835                          $1,460,015                        $1,344,487

LIABILITIES AND SHAREHOLDERS' EQUITY

Interest-bearing liabilities:
     Demand & savings deposits $ 428,694      5,855     1.37      $  445,931      6,388   1.43     $   447,931      8,238     1.84
     Other time deposits         720,840     39,313     5.45         664,742     35,820   5.39         589,586     31,862     5.40
     Federal funds purchased
         and securities sold under
         agreements to repurchase 35,805      1,731     4.83          28,638      1,098   3.83          30,985      1,597     5.15
     Short-term borrowings         2,540        174     6.85           2,845        158   5.55           4,625        269     5.82
     Long-term debt               16,028      1,112     6.94          19,020      1,268   6.67           9,344        714     7.64

     Total interest-bearing
          liabilities          1,203,907     48,185     4.00       1,161,176     44,732   3.85       1,082,471     42,680     3.94

Non-interest-bearing liabilities:
     Demand deposits             168,521                             159,074                           138,868
     Other liabilities             9,703                              10,542                             9,003

     Total liabilities         1,382,131                           1,330,792                         1,230,342

Shareholders' equity             140,704                             129,223                           114,145

     TOTAL LIABILITIES AND
     SHAREHOLDERS' EQUITY     $1,522,835                          $1,460,015                        $1,344,487

     Net interest income                   $ 66,762                          $  65,128                           $58,623

     Net interest spread (3)                            4.16%                            4.28%                               4.12%

     NET YIELD ON EARNING ASSETS (4)                    4.74%                            4.82%                               4.67%

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

                                                                1997 vs 1996                         1996 vs 1995
                                                         Net                                Net
                                                      Increase     Due to changes in      Increase      Due to changes in
                                                     (Decrease)    Volume        Rate    (Decrease)     Volume       Rate
 (in thousands)

 INTEREST INCOME
     Loans, net of unearned
         interest (1) (2)                              $3,118      $3,148        $(30)     $8,478      $9,260       $(782)
     Taxable securities                                 2,788       2,211         577        (370)     (1,304)        934
     Nontaxable securities(1)                            (219)       (216)         (3)       (142)       (163)         21
     Federal funds sold                                  (582)       (595)         13         882       1,005        (123)
     Time deposits in other banks                         (18)        (20)          2        (291)       (278)        (13)

         Total interest income                          5,087       4,528         559       8,557       8,520          37

 INTEREST EXPENSE
     Interest-bearing demand
         and savings deposits                            (533)       (247)       (286)     (1,850)        (37)     (1,813)
     Other time deposits                                3,493       3,022         471       3,958       4,063        (105)
     Federal funds purchased and securities
         sold under agreements to repurchase              633         275         358        (499)       (121)       (378)
     Short-term borrowings                                 16         (17)         33        (111)       (104)         (7)
     Long-term debt                                      (156)       (199)         43         554         739        (185)

         Total interest expense                         3,453       2,834         619       2,052       4,540      (2,488)

         CHANGE IN NET INTEREST INCOME(1)              $1,634      $1,694        $(60)     $6,505      $3,980      $2,525

     (1) Tax-exempt income on loans and investments and related yield are shown on a fully taxable equivalent basis computed using the federal statutory tax rate of 35%.

     (2) Nonaccrual loans are included in the average outstanding balances.

     Other Income
         Total other income, excluding security gains, increased 13.2%, or $1.4 million, in 1997 compared to 1996. Trust income increased 9.2%, or $268,000, largely due to internal growth in assets under management. At year-end 1997, the market value of trust assets totaled $601 million compared to $556 million at year-end 1996. Higher levels of deposit account fees led service fees to a 15.9%, or $1.0 million, increase over the prior year level. A key revenue enhancement for BT in 1997 was the implementation of its check card product, a point-of-sale debit card. This product resulted in fees of approximately $153,000 in 1997. In 1998, BT will focus on increasing customer usage of the check card to generate additional fee revenue. In 1997, BT sold its credit card portfolio to a large servicer and realized a gain of approximately $304,000 on the sale of these loans. In connection with the sale, BT also sold its merchant credit card relationships, realizing a profit of $250,000. BT will continue to issue credit cards under the BT Financial Corporation name. The cards will offer enhanced features, competitive rates and a higher level of customer service as a result of the association with a large servicer. On an ongoing basis, BT will generate fee income while eliminating the risks and expenses related to the maintenance of a credit card portfolio.
         Total other income, excluding security gains, increased 26.3%, or $2.3 million, in 1996 over 1995. Trust income increased 21.7%, or $521,000, due to increased market penetration and a greater volume of assets under management. Fees for other services increased 17.8%, or $1.0 million, primarily due to the addition of deposit accounts from the Huntington and Armstrong acquisitions. Growth in other income was impacted by some one-time additions from the elimination of an acquired liability for certain state taxes and funds received in a new contractual agreement with a loan servicing company, which contributed $222,000 and $200,000, respectively. Additionally, the sale of real estate at the former Laurel Bank and the sale of the Salem 22 office of the former Moxham National Bank added approximately $270,000 to other income.
         Net securities gains declined $211,000 in 1997 over 1996 while net securities gains in 1996 exceeded the 1995 amount by $298,000. In 1996, BT sold various stocks of other financial institutions acquired through merger and acquisition activity over the past few years. Generally, securities are acquired to provide interest income and to contribute to the management of interest rate risk and liquidity and are not bought and sold for profit taking. Sales occur periodically when funding is required for loan or deposit outflows.

     Other Expenses
         On September 30, 1996, President Clinton signed legislation which required financial institutions with Savings Association Insurance Fund
     (SAIF) deposits to pay a one-time special assessment to facilitate the recapitalization of the SAIF. The assessment was based on 65.7 cents per $100 of deposits at March 31, 1995. This assessment resulted in a charge of approximately $1.4 million ($899,000 net of tax or $.15 per diluted share) to other expense during the year ended 1996. The legislation also included provisions to substantially reduce deposit insurance premiums in the future. At such time as the SAIF is adequately recapitalized, future SAIF deposit premiums will decrease from the 23 cents per $100 of deposits paid in 1996 to approximately 6.5 cents through the year 2000 and approximately
     2.5 cents through the year 2017. BT paid 6.4 cents per $100 of SAIF deposits during 1997.

         Total other expenses declined 8.1%, or $4.2 million, in 1997 compared to 1996. Approximately 65% of the decrease was due to nonrecurring reorganization costs paid in 1996 related to the Moxham merger ($959,000 after tax or $.16 per diluted share) and the one-time SAIF deposit insurance assessment paid in 1996. Excluding one-time charges, total other expenses declined 3.0%, or $1.5 million. Cost savings and improved efficiencies from the Moxham acquisition associated with branch closings, reduced staffing levels and consolidation of various support activities were realized in 1997. BT's efficiency ratio, exclusive of nonrecurring costs, improved to 60% in 1997 from 64% in 1996. The efficiency ratio measures the ability to generate revenue in relation to expenditures. The lower ratio in 1997 reflected BT's ongoing initiatives to have the company's resources produce revenue more efficiently. Salaries and wages declined 2.1% in 1997 while employee benefit costs decreased 12.2%, primarily due to lower hospitalization expense. The implementation of managed health care in 1997 proved to be a key factor in the decreased hospitalization costs for the year. In 1998, BT will initiate a managed dental care program as a means to control dental costs. Full time equivalent employees increased to 787 at year-end 1997 compared to 764 at year-end 1996 primarily due to employees hired in connection with the National City branch acquisitions. Occupancy expense declined 5.8% reflecting the closure of seven branch offices in the third quarter of 1996 in connection with the Moxham merger. Equipment expense increased 13.4% reflecting higher levels of ongoing technology-based expenditures. FDIC insurance expense declined 85.1% due to the one-time SAIF deposit assessment in 1996 and lower deposit insurance premiums in effect for 1997. Other operating costs declined 5.8% despite additional expenses related to the bank charter consolidation. The single bank charter is intended to provide various efficiencies in back-office operational areas as well as enhancing future capacity for growth while easing some regulatory burden. Marketing and advertising are likely to benefit from reduced media costs by focusing on the promotion of a single bank. BT's regionalized marketing approach under the single bank charter was designed to ultimately increase profitability for the Corporation. The goal is to better serve existing customers while providing the proper framework to further penetrate existing market areas in a more efficient, effective manner.
         Total other expenses increased $6.1 million, or 13.4%, in 1996 compared to 1995. Approximately 44% of the increase was due to the nonrecurring reorganization costs associated with the Moxham merger and the one-time SAIF deposit insurance assessment paid in 1996. Most of the remaining increase was due to a full year of expenses related to the Huntington acquisition and the second quarter 1996 acquisition of Armstrong, along with conversion and marketing expenses related to all three acquisitions. Salaries increased 4.1% due to periodic merit increases while full time equivalent employees declined to 764 at year-end 1996 from 828 at year-end 1995. Employee benefit costs declined 6.4% due to a change in BT's health care provider in 1994 and the lowering of reserves associated with the previous provider. Deposit insurance expense increased 11.9% mainly due to the one-time SAIF deposit assessment. The increase was mitigated by reduced deposit insurance premiums in effect for 1996. BT's efficiency ratio, exclusive of nonrecurring charges, improved to 64% in 1996 from 68% in 1995.

     Provision for Income Taxes
         Income before taxes increased $5.4 million or 25.8% in 1997 to $26.1 million, after a $2.0 million or 10.9% increase in 1996 over 1995. The effective tax rate was 34.4% in 1997 compared to 33.7% in 1996 and 30.4% in 1995.
         A decline in tax-exempt interest income contributed to the slight rise in the effective tax rate in 1997 over 1996. The increase in the effective tax rate in 1996 compared to 1995 was primarily due to an increase in nondeductible amortization of acquisition goodwill and organization costs, as well as a decline in tax-exempt interest income.

3.   FINANCIAL CONDITION
     Loan Portfolio
         BT's loan portfolio is comprised of a balanced composition of commercial loans to small- to mid-sized businesses, consumer loans and residential mortgage loans. In 1997, average total loans, net of unearned interest, grew $36.3 million or 3.5% over 1996 to an average of $1.06 billion. Total loans outstanding, net of unearned interest, increased 4.0% or $41.3 million at year-end 1997 compared to year-end 1996. Loans acquired in the National City branch acquisitions totaled approximately $5.8 million. Most of the acquired loans were consumer installment loans. BT's loan growth in 1997, was aided by a strong local economy which translated into increased demand for both commercial and consumer loans. Throughout 1997, BT experienced higher commercial loan levels mainly due to increased lending activity to existing commercial accounts. Consumer loan growth was also evident in 1997 with automobile loan demand particularly strong in the first half of the year. Conventional residential mortgage loans were lower in 1997 because BT sold most new longer term fixed-rate mortgages in the secondary marketplace. The sale of these mortgages enables BT to reduce the interest rate risk associated with long-term fixed-rate instruments while generating additional income related to the sale and subsequent servicing of these loans. BT expects to remain active in the secondary loan market in 1998 and will sell loans when deemed appropriate by management.
         At year-end 1996, total loans outstanding, net of unearned interest, increased $14.5 million or 1.4% compared to year-end 1995. Most of the growth was due to the acquisition of Armstrong in June of 1996 and the inclusion of $12 million of Armstrong loans outstanding at the merger date. During 1996, BT experienced growth in both consumer and commercial loans; however, commercial loan growth was mitigated by the pay-off of approximately $26 million in loans during late 1996. In 1996, average total loans, net of unearned interest, grew 11.5% over 1995 to an average of $1.03 billion. Approximately $70.1 million in loans were acquired in the Huntington acquisition in December 1995.
         At December 31, 1997, BT's entire loan portfolio consisted of loans made to individuals and businesses located within BT's marketing region, with the vast majority of these loans located in the Commonwealth of Pennsylvania. BT does not have any foreign loans. At December 31, 1997, BT did not have any loan concentrations in any category exceeding 10% of total loans.

         The following table summarizes the composition of BT's loan portfolio by types of loans at December 31 for each of the years indicated.

                                               1997         1996         1995         1994         1993
                  (in thousands)
                  Commercial, financial
                      and agricultural       $166,113     $170,107      $167,144     $142,188     $146,467
                  Real estate                 586,779      535,320       518,078      469,724      446,112
                  Consumer                    372,495      377,247       375,649      321,006      274,501
                  Lease financing                  --           --            --           --          190

                      TOTAL                $1,125,387   $1,082,674    $1,060,871     $932,918     $867,270


         The following table shows BT's loan maturities by types of loans indicated, exclusive of residential and commercial real estate, consumer and lease financing loans, as of December 31, 1997.

                                                                              Maturing
                                                                              --------
                                                                       After One
                                                           Within      But Within      After
                                                          One Year     Five Years   Five Years     Total

                  (in thousands)
                  Commercial, financial and agricultural  $107,613       $41,042      $17,458     $166,113
                  Real estate construction                   2,467            --           --        2,467

                      TOTAL                               $110,080       $41,042      $17,458     $168,580

         Commercial, financial, and agricultural loans due after one year and having floating or adjustable rates approximated $20 million.
         BT's highly leveraged financings were not significant at December 31, 1997. Highly leveraged financings are defined as those credits that are extended for the acquisition or restructuring of an organization and are characterized by unusually high debt-to-total-asset ratios. While it is recognized that these transactions carry a higher level of risk in some cases, Laurel may originate or participate in this type of financing from time to time.

     Nonperforming Assets and Risk Elements
         BT's nonperforming assets constitute nonperforming loans (loans 90 days or more past due, restructured loans and nonaccrual loans), other real estate owned, and repossessed assets (primarily automobiles). Total nonperforming assets declined $3.3 million, or 22.6%, to $11.2 million at year-end 1997 compared to $14.4 million at year-end 1996. During 1996, total nonperforming assets increased due to the addition of various merger-related loans and an industry-wide deterioration in consumer credit quality. During 1997, the utilization of an automated, centralized collection function along with other strategies including enhanced collection efforts and credit counseling activities reduced the level of nonperforming loans. As a result, BT's asset quality ratios have steadily improved throughout 1997. Nonperforming loans as a percentage of total loans, net of unearned interest, declined to .86% in 1997 compared to 1.22% in 1996 and .73% in 1995. Throughout 1997, BT's nonperforming asset ratios have been consistent with peer levels. Collection of past-due loans and improvement in nonperforming ratios is given high priority by BT's management team. In 1997, a Special Assets department was created to concentrate on nonperforming commercial loans.
         Other real estate owned decreased $313,000 in 1997 compared to 1996 primarily due to the sale of a commercial property in the first quarter of 1997. Repossessed assets increased $461,000 in 1997 mainly due to a higher level of repossessed automobile inventory.
         The following table provides information with respect to BT's past-due loans and the components of its nonperforming assets at December 31 of each of the years indicated.

                                                        1997        1996      1995       1994       1993
         (dollars in thousands)
         Loans 90 days or more past-due                $ 1,208    $   961     $2,077     $1,323     $1,722
         Restructured loans                                266        317        318        675        107
         Nonaccrual loans                                7,678     11,276      5,013      4,445      3,579

              Total nonperforming loans                  9,152     12,554      7,408      6,443      5,408

         Other real estate owned                           710      1,023        912        116        631
         Repossessed assets                              1,312        851        318        177        167

              TOTAL NONPERFORMING ASSETS               $11,174    $14,428     $8,638     $6,736     $6,206

              Nonperforming loans as a percent of
                  total loans, net of unearned interest   .86%      1.22%       .73%       .72%       .65%

         Reviews of the commercial loan and commercial mortgage portfolios are conducted by Credit Department personnel to systematically evaluate the quality of the portfolio, to detect problems, and to provide an early warning system for loan deterioration. The accrual of interest on loans is discontinued when, in management's judgment, it is determined that the collectibility of interest, but not necessarily principal, is doubtful. Generally, commercial loans and residential mortgages are placed on a nonaccrual status when they become 90 days past-due as to principal or interest. In previous years, no specific period of delinquency triggered nonaccrual status for consumer loans; however, in 1996 management instituted a policy of generally placing consumer loans on nonaccrual status when they become 120 days past-due. Consumer loans normally are charged off within 150 days of delinquency, when they are determined to be uncollectible and all collateral securing the loans has been liquidated.
         Interest income of $891,000, $1,470,000 and $567,000 would have been recorded in 1997, 1996 and 1995, respectively, if nonaccrual and restructured loans were on a current basis in accordance with their original terms. Interest income of $323,000, $562,000 and $281,000 on nonaccrual and restructured loans was recorded in each of the years of 1997, 1996 and 1995, respectively.
         A loan generally remains on nonaccrual status until it becomes current as to principal and interest, except for consumer loans, which are returned to accrual status when they become less than 120 days past-due. Loans determined to be uncollectible are charged off against the reserve for loan losses. A loan is classified as restructured when the terms have been modified because of deterioration in the financial position of the borrowers to provide for a reduction of either interest or principal.
         The Corporation's Credit Department analyzes the financial stability of all large borrowers and pays particular attention to resolving certain problem or classified loans. A loan is generally considered classified due to a deterioration in the financial performance of the borrower. The Corporation had internally classified loans (other than nonperforming loans) totaling $11.8 million at December 31, 1997 compared to $11.2 million at December 31, 1996. However, these loans are currently performing and based on a loan-by-loan review, historical performance, and current economic conditions, management does not expect any significant amount of classified loans to deteriorate to nonaccrual status. Classified loans are reviewed monthly by BT's and Laurel's Board of Directors.

     Reserve for Loan Losses
         The reserve for loan losses totaled $9.8 million at December 31, 1997 compared to $9.7 million and $10.0 million at December 31, 1996 and 1995, respectively. The Huntington acquisition added $849,000 to the reserve in December of 1995 and the Armstrong acquisition added $159,000 in June of 1996. The reserve for loan losses, as a percent of loans, net of unearned interest was .92% at December 31, 1997, compared to .94% and .99% at year-end 1996 and 1995, respectively. Net charge-offs increased to $4.1 million in 1997 compared to $3.0 million in 1996. The higher level of net charge-offs in 1997 is primarily related to a higher level of credit losses associated with various commercial loans. Consumer and real estate loan charge-offs in 1997 were consistent with 1996 levels. Net charge-offs increased $1.5 million in 1996 over 1995 mainly due to higher consumer loan charge-offs during 1996. Approximately $1.0 million of net charge-offs in 1996 was from the Huntington loan portfolio. The provision for loan losses increased to $4.2 million in 1997 compared to $2.4 million in 1996 and $1.6 million in 1995 due to increased charge-offs. The coverage ratio (reserve for loan losses to nonperforming loans) improved to 1.1x in 1997 from .8x in 1996 due to a lower level of nonperforming loans in 1997. Based on current analysis, management anticipates an increase in the coverage ratio in future periods due to a strengthening reserve and continued reduction in nonperforming loan levels. Management believes the reserve is adequate to cover losses inherent in the current loan portfolio. However, there can be no assurance that the Corporation will not incur losses in future periods which could be substantial in relation to the size of the reserve or in relation to the estimates set forth herein.
         Based on management's loan-by-loan review, the past performance of the borrowers and current economic conditions, management does not anticipate any current losses related to nonaccrual, nonperforming or classified loans above what has already been considered in its overall judgment of the adequacy of the reserve. In determining the amount to be provided in the reserve for loan losses, management considers the volume of loans by type and prevailing economic conditions. As previously mentioned, BT's Credit Department employs a loan-by-loan review of a substantial portion of the banks' business loan portfolios. In addition, BT's historical experience with respect to charge-offs, delinquencies, and the level of the reserve are considered. BT's Credit Department utilizes a quantitative model to formally ascertain reserve levels at quarterly intervals. The model employs a disciplined methodology approach factoring in the various loan types and credit ratings within the commercial portfolio. Management's final assessment of the adequacy of the reserve involves considerations which are essentially judgmental and are not subject to mathematical formulation.

         The following table summarizes the activity in BT's reserve for loan losses for each of the years indicated.

     Years ended December 31,                        1997            1996           1995           1994            1993

     (dollars in thousands)
     TOTAL LOANS OUTSTANDING
     AT PERIOD END
     (net of unearned interest)                   $1,067,061     $1,025,765     $1,011,240        $892,010       $832,421

Reserve for loan losses
     at beginning of year                         $    9,681     $   10,033     $    9,053        $  8,815       $  7,585
Reserve of acquired banks                                 --            159            849              --            784
Loans charged off:
     Commercial, financial
         and agricultural                             (1,639)          (663)          (523)           (284)        (1,116)
     Real estate                                        (333)          (261)          (170)           (248)          (193)
     Consumer                                         (2,580)        (2,594)        (1,089)           (798)          (753)

         Total loans charged off                      (4,552)        (3,518)        (1,782)         (1,330)        (2,062)

Recoveries of loans previously charged off:
Commercial, financial
     and agricultural                                     71            143             29             170             96
Real estate                                                7             57             80              36             13
Consumer                                                 329            366            238             194            231

         Total recoveries                                407            566            347             400            340

Net loans charged off                                 (4,145)        (2,952)        (1,435)           (930)        (1,722)

Additions to reserve charged
     to operations                                     4,230          2,441          1,566           1,168          2,168

     RESERVE FOR LOAN LOSSES
     AT END OF YEAR                               $    9,766     $    9,681     $   10,033        $  9,053       $  8,815

Ratio of net charge-offs during year
     to average loans, net of
     unearned interest                                   .39%           .29%           .16%            .11%           .24%
Reserve for loan losses as a
     percent of loans, net of
     unearned interest                                   .92%           .94%           .99%           1.01%          1.06%
Reserve for loan losses
     to nonperforming loans                              1.1x            .8x           1.4x            1.4x           1.6x

The following table summarizes the allocation of the reserve for loan losses at December 31 for the years indicated.

                                 1997               1996                1995                1994                1993
                                     % of                % of               % of                % of                % of
                                     Loans               Loans              Loans               Loans               Loans
                                   to Total            to Total           to Total            to Total            to Total
                          Amount     Loans    Amount     Loans    Amount    Loans    Amount     Loans    Amount     Loans

(dollars in thousands)
Commercial, financial
     and agricultural     $2,102    14.8%     $2,449    15.7%    $2,936   15.8%     $3,492    15.2%     $3,293     16.9%
Real estate                3,236    52.1       3,176    49.5      2,705   48.8       2,298    50.4       2,398     51.4
Consumer                   2,480    33.1       1,831    34.8      1,687   35.4       2,147    34.4       2,005     31.7
Unallocated                1,948      --       2,225      --      2,705     --       1,116      --       1,119      --

     TOTAL RESERVE        $9,766   100.0%     $9,681   100.0%   $10,033  100.0%     $9,053   100.0%     $8,815     100.0%

         Notwithstanding the foregoing allocations, the entire reserve for loan losses is available to absorb charge-offs in any category of loans.

     Securities Portfolio
         BT's securities portfolio consists primarily of debt securities used to provide interest income and liquidity to the Corporation and to contribute to the management of interest rate risk. At December 31, 1997, securities totaled $365.9 million compared to $302.4 million at December 31, 1996. The higher level in 1997 was mainly due to the purchase of various securities in connection with funding provided by $69.7 million in deposits acquired from the National City branches. Net unrealized holding gains on securities available-for-sale totaled $707,000 at year-end 1997 compared to $770,000 at year-end 1996. Securities decreased $1 million at December 31, 1996 from $303.4 million at December 31, 1995. In June of 1996, various securities totaling approximately $36 million were acquired in the Arm-strong acquisition. Exclusive of the Armstrong securities, the aggregate year-over-year decrease in securities was approximately $33 million. The decrease in 1996 was primarily due to use of proceeds from maturing securities to fund anticipated acquisition-related deposit run-off. The yield on the securities portfolio was 6.66% in 1997 compared to 6.52% in 1996 and 6.21% in 1995.
         The following table summarizes the carrying value of BT's securities portfolio at December 31 for each of the years indicated.

                                                                    1997           1996           1995

                  (in thousands)
                  US Treasury and other US Government agencies:
                      Available-for-sale                           $180,307       $186,986        $250,246
                      Held-to-maturity                              171,081         97,685          35,161
                  States and political subdivisions
                       available-for-sale                             7,069          9,863          10,597
                  Other securities available-for-sale                 7,476          7,858           7,351

                      TOTAL                                        $365,933       $302,392        $303,355

         The following table summarizes the amortized cost and weighted average yields of BT's securities portfolio at December 31, 1997 by maturities of investments.

                                                             After One But        After Five But
                                      Within One Year      Within Five Years     Within Ten Years       After Ten Years
                                      Amount   Yield (1)   Amount    Yield (1)    Amount   Yield (1)    Amount   Yield (1)

(dollars in thousands)
Securities held-to-maturity:
     US Treasury and other
         US Government agencies     $  1,986  6.94%       $153,895  6.90%      $  15,200  6.77%        $    --       --%

Securities available-for-sale:
     US Treasury and other
         US Government agencies       31,946  5.69          59,741  6.74          87,295  6.92             500     7.75
     States and political
         subdivisions (2)                165  8.09           1,527  7.31           2,062  9.70           3,114     9.05
     Other securities                     54  9.03             423  5.03             776  7.28           6,161     6.12

         TOTAL                       $34,151  5.78%       $215,586  6.85%       $105,333  6.95%         $9,775     7.14%

     (1) Weighted average yield is based on yield to maturity, which is the discount or premium rate that makes the present value of a bond's cash flow to maturity equal to the bond's market price.

     (2) Yields on tax-exempt securities were computed on a fully taxable equivalent basis using the federal statutory tax rate of 35%.

     Deposits
         At December 31, 1997, total deposits were $1.35 billion compared to $1.26 billion at December 31, 1996, an increase of $82.6 million, or 6.5%. Deposits acquired from National City totaled approximately $69.7 million at the June 6, 1997 branch acquisition date. Deposit run-off from this acquisition has been minimal. Excluding the National City branch acquisitions, BT was successful in increasing non-interest-bearing demand deposits by $12.5 million or 7.7% in 1997. Total deposits increased $10.5 million at year-end 1996 from $1.25 billion at year-end 1995. Deposits acquired in the Armstrong acquisition totaled approximately $42 million at the June 13, 1996 merger date. BT experienced some deposit run-off in 1996 following the in-market acquisitions of Huntington in December 1995 and Moxham in June 1996. Average total deposits were $1.32 billion, $1.27 billion and $1.18 billion in 1997, 1996, and 1995, respectively. Financial institutions continue to experience the shifting of lower cost funds to higher rate certificates of deposit, and BT is no exception. In 1998, management will concentrate efforts on continued growth in both interest-bearing and non-interest-bearing checking accounts. The 1998 Business Plan anticipates a marketing promotion designed to target these accounts in an effort to maintain the current level of the net interest margin. BT competes with banks, savings and loans, credit unions, and other financial companies for deposit accounts.

         The daily average amount of BT's deposits and the average rate paid on such deposits are summarized in the following table.

     Years Ended December 31,                        1997                       1996                      1995
                                              Amount       Rate         Amount       Rate         Amount        Rate
     (dollars in thousands)
     Non-interest-bearing demand deposits    $168,521       --%         $159,074      --%         $138,868       --%
     Interest-bearing demand deposits         188,834      1.5           187,534     1.5           169,731      1.7
     Savings deposits                         239,860      1.2           258,397     1.4           278,200      2.0
     Time deposits                            720,840      5.5           664,742     5.4           589,586      5.4

     TOTAL                                 $1,318,055                 $1,269,747                $1,176,385

         The maturity schedule of BT's time certificates of deposit of $100,000 or more at December 31, 1997 is summarized below.

                          TIME CERTIFICATES OF DEPOSIT
                             (dollars in thousands)
                 3 months or less                  $50,026
                 Over 3 through 6 months            25,678
                 Over 6 through 12 months           25,088
                 Over 12 months                     26,465

                      TOTAL                       $127,257

     Short-Term Borrowings
         The following table summarizes the distribution of BT's short-term borrowings, which are comprised of federal funds purchased, securities sold under agreements to repurchase, and other short-term borrowings. Repurchase agreements consist of retail repurchase agreements with terms of overnight to 29 days and repurchase agreements with the Federal Home Loan Bank
     (FHLB). Also shown are the maximum amount of borrowings, the average amount of borrowings, and the weighted average interest rates paid on such borrowings for the last three years.

                                                                        1997          1996           1995
                  (dollars in thousands)
                  Amount outstanding at year-end                      $38,184        $40,688       $37,679
                  Weighted average interest rate at year-end             5.15%          3.27%         4.58%
                  Maximum amount outstanding at any month end          82,720         42,526        57,500
                  Average amount outstanding during the year           38,345         31,483        35,610
                  Weighted average interest rate during the year         4.97%          3.99%         5.24%

     Capital Resources
         BT's primary source of capital has historically been retained earnings. Other sources are the sale of common stock, long-term debt, and issuances of stock in connection with acquisitions. BT has developed a capital planning policy to ensure current capital adequacy and to plan for future needs. The general objective of the policy is to manage the capital position, not only to ensure compliance with regulations, but also to ensure capital adequacy for future expansion.
         The Corporation and its predecessor, Bank and Trust, have increased dividends for 30 consecutive years. Common dividends paid per share were $1.26 in 1997 and $1.02 in 1996. A common dividend of $.34 was declared for the first quarter of 1998.
         BT common stock attained a 220% total cumulative return during the five-year period from December 31, 1992 to December 31, 1997, assuming reinvestment of all dividends. This compares favorably to a 148% total return for the overall NASDAQ stock market over the same time period. BT's historical stock price performance is not necessarily indicative of future price performance. The market price of BT common stock at December 31, 1997 was $51.00, compared to $36.02 (adjusted for the 1997 10% stock dividend) at December 31, 1996.

     Liquidity and Market Risk Management
         Liquidity
         Liquidity focuses on the availability and price of funds in the market. Liquidity can be provided by either assets or liabilities. For BT, the primary sources of asset liquidity are cash, cash equivalents and maturing investments. Liability sources of liquidity include short-term borrowings and the acquisition and growth of deposits. At December 31, 1997, cash and due from banks totaled $52.0 million, compared to $65.3 million in 1996. Securities due to mature within one year were $34.1 million at December 31, 1997, compared to $46.3 million in 1996. Short-term borrowings at year-end 1997 totaled $38.2 million, compared to $40.7 million in 1996.
         Laurel is a member of the FHLB. The FHLB provides an additional source of both short- and long-term funding, special funding for low-income housing lending, and various other correspondent bank services. The Corporation believes it has sufficient funding sources available from financial institutions and the financial markets should the need for additional funding develop.
         Liquidity can be further analyzed by utilizing the Consolidated Statement of Cash Flows. During 1997, net cash used in financing activities was $255,000. This was primarily due to a net increase in deposits of $13.0 million being offset by decreases in short-term borrowings of $2.5 million and payments for dividends and long-term debt of $10.7 million. Net cash used in investing activities was $37.1 million, consisting primarily of a $51.5 million increase in loans and $63.5 million resulting from securities transactions partially offset by $58.8 million provided by the National City branch acquisitions. Net cash provided by operating activities was $24.1 million. Overall, cash and cash equivalents decreased $13.3 million at year-end 1997 compared to year-end 1996.

     Market Risk Management
         Market risk is the risk of losses resulting from adverse changes in market pricing and rates. BT's market risk is primarily its interest rate risk associated with its lending, deposit and borrowing functions as well as its investments in securities. Interest rate risk arises when interest rates on assets change in a different time period or in a different proportion from that of liabilities. Management actively monitors its interest rate sensitivity position with the primary objective to prudently structure the balance sheet so that movements of interest rates on assets and liabilities are highly correlated and produce a relatively constant net interest margin even in periods of volatile interest rates. Interest rate risk is considered by management to be BT's most significant market risk that could materially impact the Corporation's financial position or results of operations. In its normal course of business, BT is not exposed to other types of market risks such as risk associated with commodity prices or foreign currencies.
         The following table sets forth, in summary form, BT's repricing analysis at December 31, 1997.

                                                                                                Non-rate
                                                                                                sensitive
                                                    0-90           91-365        Over 1-5       and over
      (in thousands)                                days            days           years         5 years         Total
     Loans                                        $266,143       $182,174       $435,117         183,627      1,067,061
     Securities                                      4,381         31,129        216,644         113,779        365,933
     Other interest-earning assets                     424             --             --              --            424

         Total interest-earning assets             270,948        213,303        651,761         297,406      1,433,418

     Other assets                                       --             --             --         119,503        119,503

         TOTAL ASSETS                             $270,948       $213,303       $651,761        $416,909     $1,552,921

     Demand deposits                               $38,619       $     --       $     --        $333,839       $372,458
     Savings deposits                               10,612          1,082             --         215,352        227,046
     Interest-bearing time deposits                184,797        286,705        269,970           5,400        746,872
     Borrowed funds                                 38,184             --             --              --         38,184
     Long-term debt                                    719         13,586             30              --         14,335
     Other liabilities                                  --             --             --           8,317          8,317
     Shareholders' equity                               --             --             --         145,709        145,709

         TOTAL LIABILITIES AND
         SHAREHOLDERS' EQUITY                     $272,931       $301,373       $270,000        $708,617     $1,552,921

     Net interest sensitivity gap                 $ (1,983)      $(88,070)      $381,761       $(291,708)    $       --

     Net cumulative interest gap                  $ (1,983)      $(90,053)      $291,708       $      --     $       --


         The information on the above table indicates the potential for interest rate adjustment on only a one-day position at year-end 1997. Loans and securities are based upon contractual repayments and maturities. Included in demand deposits are non-interest-bearing checking accounts, interest-bearing checking accounts, and money market investment accounts. Based on historical experience, it is assumed that demand deposits and savings deposits are stable core deposits.
         While this static evaluation of interest rate sensitivity is useful, the repricing of various categories of assets and liabilities is subject to competitive and other pressures in each category of asset or liability. Accordingly, both the timing and the magnitude of repricing may vary significantly, depending on the asset or liability as interest rates change. Therefore, the static gap is not necessarily indicative of changes in net interest income that would actually occur due to changing market interest rates. As a result of these gap limitations, BT complements this analysis with and puts considerable emphasis on computer simulations that incorporate a range of possible changes in the balance sheet, product pricing, and yield-curve movements to project the impact of changing interest rates on earnings.
         One way to analyze interest-rate risk is to calculate the volume difference between interest rate sensitive assets and interest rate sensitive liabilities and then measure the effect a one-time, parallel yield curve shift of 200 basis points would have on net interest income. Except for accounts that are contractually variable rate products at specified intervals, demand deposits and savings deposits are considered non-rate sensitive given a 200 basis point yield curve shift.
         At December 31, 1997, BT's simulation analysis indicated that a 200 basis point increase in interest rates would have virtually no impact on projected net interest income. Conversely, the simulation analysis indicated that a 200 basis point decrease in rates would reduce projected net interest income by approximately $1.9 million over the same period. The simulation analyses assume that the mix of interest-earning asset and interest-paying liability levels at year-end 1997 remain constant. The results reflect the impact of rate floors and rate ceilings on loan products and rate floors on certain deposit accounts under changing rate scenarios. In contrast to the rising rate scenario, the decreasing rate scenario limits BT's ability to reduce rates paid on certain deposit liabilities lower than current levels and reflects the likelihood that callable investment securities would be called given a 200 basis point decrease in interest rates.

     Inflation
         Assets and liabilities of a financial institution are monetary in nature. Accordingly, interest rates, which generally move with the rate of inflation, have potentially the most significant effect on BT's net interest income. BT attempts to limit inflation's impact on net interest spread through effective asset/liability management.


     Recent Developments
         Accounting Pronouncements
         In December of 1996, the FASB issued SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125." This statement defers the effective date of SFAS No. 125 by one year to January 1, 1998 for certain transfer transactions, including repurchase agreements, dollar rolls, securities lending and similar arrangements. SFAS No. 127 also delays by one year the provisions of SFAS No. 125 for recognition of collateral by secured parties in conjunction with secured borrowings. BT adopted SFAS No. 127 on January 1, 1998, and the effect of the adoption is not expected to have a material impact on the Corporation's financial position or results of operations.
         In June of 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which is effective for fiscal years beginning after December 15, 1997. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general purposes financial statements. SFAS No. 130 requires that all items required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 requires that an enterprise
     a) classify items of other comprehensive income by their nature in a financial statement and b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in-capital in the equity section of a statement of financial position. BT will adopt SFAS No. 130 for fiscal year 1998 reporting, and it is anticipated the adoption of this statement will not have a material impact on the Corporation's financial position or results of operations.


MANAGEMENTS' REPORT ON INTERNAL CONTROL
         Management has assessed its internal control structure over financial reporting as of December 31, 1997. The assessment was based on criteria for effective internal control over financial reporting described in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management believes that the Corporation maintained an effective internal control structure over financial reporting as of December 31, 1997.


                                /s/ John H. Anderson
                                    Chairman and Chief Executive Officer


                                /s/ Mark L. Sollenberger
                                    Executive Vice President,
                                    Treasurer and Assistant Secretary