Form 10-K, Exhibit 13
period 1998-12-31
BT FINANCIAL CORP
filed 1999-03-31
CIK 716459

Financial Report to Shareholders

PRICEWATERHOUSECOOPERS [LOGO]




      To The Board of Directors and Shareholders of BT Financial Corporation:

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows, changes in shareholders' equity, and comprehensive income present fairly, in all material respects, the financial position of BT Financial Corporation and affiliates ("Corporation") at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

      /s/ PricewaterhouseCoopers LLP



      Pittsburgh, Pennsylvania
      January 27, 1999 except for Note 22,
      as to which the date is February 23, 1999


                                                                          Eleven

BT Financial Corporation and Affiliates


CONSOLIDATED BALANCE SHEET
(in thousands, except shares and per share data)


December 31,                                                                            1998         1997
-----------------------------------------------------------------------------------------------------------
ASSETS
     Cash and cash equivalents                                                    $   57,522   $   53,215
     Interest-bearing deposits with banks                                                 57          424
     Federal funds sold                                                               17,000        1,800

     Securities available-for-sale, at market value                                  274,291      200,008
     Securities held-to-maturity (market values of $72,691 at
        December 31, 1998 and $187,097 at December 31, 1997)                          72,307      185,764
-----------------------------------------------------------------------------------------------------------
            Total securities                                                         346,598      385,772

     Loans                                                                         1,247,867    1,139,293
        Less:
            Unearned interest                                                         29,681       58,326
            Reserve for loan losses                                                   10,971        9,882
-----------------------------------------------------------------------------------------------------------
            Net loans                                                              1,207,215    1,071,085

     Premises and equipment                                                           28,665       30,538
     Accrued interest receivable                                                      11,288       11,262
     Other assets                                                                     33,983       35,915
===========================================================================================================
            TOTAL ASSETS                                                          $1,702,328   $1,590,011

LIABILITIES
     Deposits:
        Non-interest-bearing                                                      $  210,127   $  182,640
        Interest-bearing                                                           1,182,893    1,192,637
-----------------------------------------------------------------------------------------------------------
            Total deposits                                                         1,393,020    1,375,277

     Federal funds purchased and securities sold under agreements to repurchase       35,073       36,313
     Short-term borrowings                                                             2,185        1,871
     Accrued interest payable                                                          5,747        5,942
     Other liabilities                                                                 2,689        2,511
     Long-term borrowings                                                            100,031       14,335
-----------------------------------------------------------------------------------------------------------
            Total liabilities                                                      1,538,745    1,436,249

     Commitments and contingencies                                                        --           --

SHAREHOLDERS' EQUITY
     Preferred stock:
        No par value; Authorized shares, 2,000,000                                        --           --
     Common stock:
        Par value, $5.00; Authorized shares, 25,000,000;
            Shares issued; 12,985,272 at December 31, 1998
            and December 31, 1997                                                     64,926       32,463
     Capital surplus                                                                  43,993       76,456
     Retained earnings                                                                53,057       44,120
     Accumulated other comprehensive income                                            1,607          723
-----------------------------------------------------------------------------------------------------------
            Total shareholders' equity                                               163,583      153,762

===========================================================================================================
            TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                            $1,702,328   $1,590,011


               The accompanying notes are an integral part of the
                       consolidated financial statements.

Twelve

                                                Financial Report to Shareholders


CONSOLIDATED STATEMENT OF INCOME
(in thousands, except shares and per share data)

Years Ended December 31,                                             1998          1997          1996
-------------------------------------------------------------------------------------------------------
INTEREST INCOME
     Loans, including fees                                    $    97,041   $    92,112   $    88,969
     Securities:
        Taxable                                                    23,835        22,491        19,647
        Tax-exempt                                                  2,694           670           823
     Deposits with banks                                                8            16            34
     Federal funds sold                                               353           683         1,246
-------------------------------------------------------------------------------------------------------
        Total interest income                                     123,931       115,972       110,719

INTEREST EXPENSE
     Deposits                                                      47,171        46,131        43,140
     Federal funds purchased and securities
        sold under agreements to repurchase                         1,910         1,731         1,098
     Short-term borrowings                                            966           174           158
     Long-term borrowings                                           4,510         1,112         1,268
-------------------------------------------------------------------------------------------------------
        Total interest expense                                     54,557        49,148        45,664

NET INTEREST INCOME                                                69,374        66,824        65,055
     Provision for loan losses                                      5,940         4,230         2,441
-------------------------------------------------------------------------------------------------------
        Net interest income after provision for loan losses        63,434        62,594        62,614

OTHER INCOME
     Trust income                                                   3,651         3,187         2,919
     Fees for other services                                        8,620         7,699         6,656
     Net securities gains                                             454           195           406
     Other income                                                   1,011         1,476         1,362
-------------------------------------------------------------------------------------------------------
        Total other income                                         13,736        12,557        11,343

OTHER EXPENSES
     Salaries and wages                                            20,921        20,342        20,764
     Pension and other employee benefits                            4,142         3,441         3,910
     Net occupancy expense                                          4,306         4,429         4,684
     Equipment expense                                              5,223         4,899         4,329
     F.D.I.C. insurance                                               271           268         1,786
     Amortization of intangible assets                              2,095         2,020         1,991
     Reorganization expense                                           290            --         1,309
     Other operating expense                                       13,708        12,810        13,561
-------------------------------------------------------------------------------------------------------
        Total other expenses                                       50,956        48,209        52,334

INCOME BEFORE INCOME TAXES                                         26,214        26,942        21,623
     Provision for income taxes                                     7,936         9,195         7,213
=======================================================================================================
        NET INCOME                                            $    18,278   $    17,747   $    14,410

EARNINGS PER SHARE
     Basic:
        Earnings per share                                    $      1.41   $      1.37   $      1.13
        Weighted average shares outstanding                    12,985,272    12,985,272    12,650,352
     Diluted:
        Earnings per share                                    $      1.41   $      1.37   $      1.13
        Weighted average shares outstanding                    12,985,272    12,985,272    12,753,984
     Dividends paid per common share                          $       .72   $       .63   $       .51


               The accompanying notes are an integral part of the
                       consolidated financial statements.


                                                                        Thirteen

BT Financial Corporation and Affiliates


CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands)

Years Ended December 31,                                                    1998         1997         1996
------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                                        $  18,278    $  17,747    $  14,410
     Adjustments to reconcile net income to net cash
        provided by operating activities:
           Provision for loan losses                                       5,940        4,230        2,441
           Provision for depreciation and amortization                     4,465        4,179        3,976
           Amortization of intangible assets                               2,095        2,020        1,991
           Amortization of premium, net of accretion
               of discount on loans and investments                          459           37         (438)
           Deferred income taxes                                            (656)          34       (1,073)
           Realized net securities gains                                    (454)        (195)        (406)
           (Increase) decrease in interest receivable                        (26)      (2,235)       1,417
           (Decrease) increase in interest payable                          (195)         444       (2,026)
           Equity in loss of limited partnerships                            115          117          182
           Other assets and liabilities, net                               1,506       (1,139)       3,352
------------------------------------------------------------------------------------------------------------
               Net cash provided by operating activities                  31,527       25,239       23,826

CASH FLOWS FROM INVESTING ACTIVITIES
     Proceeds from sales of securities                                    45,249       10,926        5,378
     Repayments and maturities of securities available-for-sale           99,318       78,788      107,150
     Repayments and maturities of securities held-to-maturity            100,629       46,964       14,837
     Purchase of securities available-for-sale                          (202,030)     (79,927)     (20,652)
     Purchase of securities held-to-maturity                              (2,709)    (121,059)     (75,266)
     Net decrease (increase) in interest-bearing deposits with banks         367          (90)       1,249
     Net (increase) decrease in federal funds sold                       (15,200)       9,500          565
     Proceeds from sales of loans                                          8,096       11,845        7,965
     Net increase in loans                                              (150,094)     (51,808)     (13,526)
     Purchases of premises and equipment and other                        (2,592)      (2,637)      (3,662)
     Net increase in investment in limited partnership                    (1,434)        (181)        (131)
     Purchase of Banks and branches, net of cash acquired                     --       58,819       (3,407)
------------------------------------------------------------------------------------------------------------
               Net cash (used in) provided by investing activities      (120,400)     (38,860)      20,500

CASH FLOWS FROM FINANCING ACTIVITIES
     Net increase(decrease) in deposits                                   17,743       13,999      (31,486)
     Net (decrease) increase in federal funds purchased
        and securities sold under agreements to repurchase                (1,240)        (365)       1,365
     Net increase (decrease) in short-term borrowings                        314       (2,139)       1,644
     Preferred dividends paid                                                 --           --          (54)
     Common dividends paid                                                (9,333)      (8,184)      (6,452)
     Proceeds from long-term borrowings                                  100,000           --           --
     Payments on long-term borrowings                                    (14,304)      (2,875)      (2,873)
     Other                                                                    --           (3)           3
------------------------------------------------------------------------------------------------------------
               Net cash provided by (used in) financing activities        93,180          433      (37,853)

     Increase(decrease) in cash and cash equivalents                       4,307      (13,188)       6,473
     Cash and cash equivalents at beginning of year                       53,215       66,403       59,930
============================================================================================================
               CASH AND CASH EQUIVALENTS AT END OF YEAR                $  57,522    $  53,215    $  66,403

     Supplemental disclosures of cash flow information:
     Cash paid during the year for:
        Interest on deposits and other borrowings                      $  54,752    $  48,704    $  47,363
        Federal income taxes, net of refunds                               7,721       10,325        6,947
     Non-cash financing activities:
        Issuance of common stock; Armstrong acquisition                $      --    $      --    $   7,712
        Conversion of preferred stock to common stock                         --           --        1,378
     Details of the acquisition of Armstrong County Trust
        Company during 1996, follow:
           Fair value of assets acquired                               $      --    $      --    $  54,285
           Fair value of liabilities assumed                                  --           --       42,307
------------------------------------------------------------------------------------------------------------
               Net assets acquired                                     $      --    $      --    $  11,978

               The accompanying notes are an integral part of the
                       consolidated financial statements.


Fourteen

                                               Financial Report to Shareholders


CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY for the years ended December 31, 1998, 1997, and 1996
(in thousands, except shares and per share data)

                                                                                                          Accumulated
                                       Common Stock                                                             Other
                                       ------------                                                     Comprehensive
                                          Number of     Preferred     Common      Capital      Retained        Income
                                             Shares         Stock      Stock      Surplus      Earnings        (Loss)        Total
----------------------------------------------------------------------------------------------------------------------------------
     BALANCE, December 31, 1995           5,065,265      $ 1,378     $25,327     $ 33,874      $ 67,287         $1,621    $129,487

Net income, 1996                                                                                 14,410                     14,410
Common dividends paid
     ($.51 per share)                                                                            (6,452)                    (6,452)
Preferred dividends paid-Moxham,
     ($8.00 per share)                                                                              (54)                       (54)
Acquisition of Armstrong County
     Trust Company                          212,000                    1,060        6,652                                    7,712
Conversion of Moxham preferred
     stock into common stock                 88,550       (1,378)        442          936                                       --
Stock dividend                              536,582                    2,683       14,364       (17,047)                        --
Other                                                                                   2           (13)                       (11)
Change in accumulated other
     comprehensive income (loss),
     net of tax                                                                                                   (859)       (859)
----------------------------------------------------------------------------------------------------------------------------------
     BALANCE, December 31, 1996           5,902,397           --      29,512       55,828        58,131            762     144,233

Net income, 1997                                                                                 17,747                     17,747
Common dividends paid
     ($.63 per share)                                                                            (8,184)                    (8,184)
Stock dividend                              590,239                    2,951       20,630       (23,581)                        --
Other                                                                                  (2)            7                          5
Change in accumulated other
     comprehensive income (loss),
     net of tax                                                                                                    (39)        (39)
----------------------------------------------------------------------------------------------------------------------------------
     BALANCE, December 31, 1997           6,492,636           --      32,463       76,456        44,120            723     153,762

Net income, 1998                                                                                 18,278                     18,278
Common dividends paid
     ($.72 per share)                                                                            (9,333)                    (9,333)
2-for-1 stock split in the form
     of a stock dividend                  6,492,636                   32,463      (32,463)                                      --
Other                                                                                                (8)                        (8)
Change in accumulated other
     comprehensive income,
     net of tax                                                                                                    884         884
----------------------------------------------------------------------------------------------------------------------------------
     BALANCE, December 31, 1998          12,985,272      $    --     $64,926     $ 43,993      $ 53,057        $ 1,607    $163,583


CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME for the years ended December 31, 1998, 1997, and 1996
(in thousands)

Years Ended December 31,                                                 1998                 1997                 1996
--------------------------------------------------------------------------------------------------------------------------
     Net income                                                       $18,278              $17,747              $14,410
     Other comprehensive income, net of tax:
        Unrealized holding gains (losses) on
           securities arising during period                             1,179                   88                 (595)
        Less: Reclassification adjustment for
           gains included in net income                                   295                  127                  264
--------------------------------------------------------------------------------------------------------------------------
        Other comprehensive income (loss)                                 884                  (39)                (859)
==========================================================================================================================
        Comprehensive income                                          $19,162              $17,708              $13,551


               The accompanying notes are an integral part of the
                       consolidated financial statements.


                                                                         Fifteen

BT Financial Corporation and Affiliates

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)


1.    BANK CHARTER CONSOLIDATION AND NAME CHANGES

         At the close of business, October 10, 1997, BT Financial Corporation adopted a single bank charter for its three affiliate banks. Laurel Bank and Fayette Bank merged with and into Johnstown Bank and Trust Company (Bank and Trust). At the same time, the corporate title of Johnstown Bank and Trust Company was changed to Laurel Bank. Additionally, the corporate names of two other non-bank affiliates were changed from BT Management Trust Company to Laurel Trust Company and from Moxham Community Development Corporation to Laurel Community Development Corporation.


2.    ACCOUNTING AND FINANCIAL REPORTING POLICIES

         The following is a summary of the significant accounting and financial reporting policies of BT Financial Corporation (BT or the Corporation) and its affiliates.

      BASIS OF PRESENTATION

         The consolidated financial statements of BT, a bank holding company incorporated under the laws of the Commonwealth of Pennsylvania, include the accounts of BT and its wholly owned affiliates, Laurel Bank (Laurel), Laurel Trust Company (the Trust Company), Bedford Associates, Inc., Laurel Community Development Corporation, and Bedford Associates of Delaware, Inc. All significant intercompany transactions have been eliminated in consolidation.

         Bedford Associates, Inc., was organized by BT primarily to hold and operate real property and equipment used by banking affiliates in their operations. Laurel Community Development Corporation was organized to conduct community development activities. Bedford Associates of Delaware, Inc., a Delaware Corporation, was formed in 1998 to hold and manage certain investments of BT.

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

         Prior period financial statements have been restated to include the accounts and operations of companies that were acquired and accounted for as poolings-of-interests. Results of operations from business combinations accounted for as purchases are included in the consolidated financial statements from their respective acquisition dates.

      CASH EQUIVALENTS

         BT considers all non-interest-bearing amounts due from banks to be cash equivalents. At December 31, 1998 and 1997, the Corporation maintained cash balances of approximately $31 million and $24 million respectively, with one large financial institution located in southwestern Pennsylvania.

      SECURITIES

         The securities portfolio consists of securities and short-term investments, which are purchased by the Corporation to enhance the overall yield on earning assets and to contribute to the management of interest rate risk and liquidity. BT follows Statement of Financial Accounting Standards (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities". This statement requires classification of securities into three categories; held-to-maturity, trading securities, and available-for-sale. The Corporation may classify securities as held-to-maturity when it has both the ability and positive intent to hold the securities to maturity. Securities designated as available for sale may be sold in response to changes in market interest rates and in prepayment risk, income tax considerations, and liquidity needs. Pursuant to SFAS No. 115, securities available-for-sale are recorded at market value, with aggregate unrealized holding gains and losses reported net of income tax as a separate component of shareholders' equity. Securities held-to-maturity are stated at cost adjusted for amortization of premium and accretion of discount, computed primarily under the interest method. The Corporation's investment policy specifically prohibits the existence of a trading account portfolio.

         Gains and losses are computed principally under the specific identification method. On a periodic basis, management evaluates each security where amortized cost exceeds market value. If the decline is judged to be other than temporary, the cost basis of the security is written down to its estimated net realizable value with the write down included in net securities gains (losses).

      INTEREST INCOME

         Interest income is recognized in a manner that results in a level yield on principal amounts outstanding. The accrual of interest is discontinued when, in management's judgment, it is determined that the collectibility of interest, but not necessarily principal, is doubtful. Payments on nonaccrual loans are generally applied to either principal or interest or both, depending upon management's evaluation of collectibility. Loan origination fees, net of certain direct origination costs, are deferred and recognized over the life of the related loan as a yield adjustment.

      UNEARNED INTEREST

         Unearned interest represents interest deducted from the proceeds of consumer loans and direct finance leases. Income is recognized over the life of the loan or lease as payments become due.

      RESERVE FOR LOAN LOSSES

         The reserve for loan losses is based on management's evaluation of probable losses in the current loan portfolio, which includes an assessment of current economic conditions, changes in the nature of the loan portfolio, loan loss experience, and other relevant factors. When conducting loan evaluations, management considers various factors such as historical loan performance, the financial condition of the debtor and collateral adequacy to determine when a loan is


Sixteen

                                                Financial Report to Shareholders



      impaired. Recurring shortfalls or delays in payments and/or extended delinquency periods may provide evidence that a delay or shortfall is significant enough to warrant a review of the loan for impairment. Loans are considered for impairment if payments are delinquent for 90 days or earlier based on management's judgment. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that collateral-dependent loans are generally measured for impairment based on the fair value of the collateral. All of the loans identified as impaired loans for BT at December 31, 1998, are collateral-dependent loans. When the measured amount of an impaired loan is less than the recorded investment in the loan, the impairment is recorded in a specific valuation reserve through a charge to provision for loan losses. The specific valuation reserve is periodically adjusted for significant changes in the amount or timing of expected future cash flows, observable market price or fair value of the collateral. The valuation reserve, or reserve for impaired loan losses, is part of the total reserve for loan losses. Upon disposition of an impaired loan, any related reserve is reversed and any excess or deficiency of such reserve is netted against the general reserve. Individual smaller balance loans are collectively evaluated for impairment. In addition, the Corporation collectively reviews for impairment commercial real estate and commercial loans under $250. The aggregation of these loans is based upon common risk characteristics such as, among other factors: loan type; geographic or industry risk concentrations; whether the loans have similar terms, such as interest and principal repayment terms; levels and types of collateral; and external credit ratings or internal risk ratings for the particular loans.

      PREMISES AND EQUIPMENT

         Premises and equipment, including leasehold improvements, are stated at cost less accumulated depreciation and amortization. Depreciation is computed by both straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the terms of leases or estimated useful lives of improvements, whichever is shorter. Estimated useful lives are generally 10 to 50 years for premises, 3 to 10 years for equipment and 5 to 15 years for leasehold improvements.

         Maintenance, repairs, and minor renewals are charged to expense as incurred. Expenditures for improvements and major renovations are capitalized and depreciated over their estimated useful lives.

         When premises and equipment are removed or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is credited or charged to income.

      INTANGIBLE ASSETS

         The purchase method of accounting for business combinations results in the adjustment of net assets to their estimated fair value at the acquisition date. The excess of purchase price over such fair value is recorded in other assets and amortized on a straight-line basis over periods ranging from 5 to 15 years. Premiums paid by bank affiliates for branch offices are allocated to core deposit intangibles and are recorded in other assets and amortized on a straight-line basis over their estimated lives, generally ranging from 5 to 15 years. Core deposit premiums amounted to $4,145 and $4,452 and goodwill and other intangibles amounted to $16,897 and $18,685 at December 31, 1998 and 1997, respectively. Management periodically evaluates the carrying value and remaining amortization periods of intangible assets for possible impairment. Adjustments are recorded when the benefit of the intangible asset decreases due to asset dispositions or reduced earnings from acquisitions with anticipated earning levels projected below the cost to recover such intangibles.

      OTHER REAL ESTATE

         Other real estate is carried at the lower of estimated market value, less selling costs, or the value of the outstanding loan balance. Costs to maintain the assets and subsequent gains and losses attributable to their disposal are included in other expense.

      INCOME TAXES

         The Corporation follows the liability approach for measuring deferred taxes based on temporary differences between the financial statement and tax basis of assets and liabilities existing at each balance sheet date using enacted tax rates.

      PER SHARE DATA

         Cash dividends per share are based on the number of shares outstanding at the respective declaration dates, after giving retroactive effect to the stock dividends.

      RECENT ACCOUNTING PRONOUNCEMENTS

         In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."The statement, effective for fiscal years beginning after December 15, 1997, establishes standards for the way public enterprises report information about operating segments in annual financial statements and interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. BT adopted SFAS No. 131 for fiscal year 1998 reporting and concluded that no additional disclosures were required in its financial statements. Since SFAS No. 131 is a disclosure based statement, the adoption did not have any impact on BT's financial position or results of operations.

         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires, among other things, that an entity recognizes all derivatives as either assets or liabilities in the statement of financial condition and measures those instruments at fair value. The statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Since BT does not currently use derivative financial instruments, the standard will not have any material impact on BT's financial position or results of operations upon adoption.

                                                                       Seventeen

BT Financial Corporation and Affiliates


3.    ACQUISITIONS

         On June 13, 1996, BT acquired The Armstrong County Trust Company (Armstrong) of Kittanning, Pennsylvania by merging Armstrong into Bank and Trust. The acquisition was accounted for as a purchase. Armstrong had assets of approximately $50 million and operated one office in Armstrong County. Each Armstrong common share was exchanged for 26.5 shares of BT Common Stock and $533.21 in cash. A total of 212,000 BT common shares were issued in the merger. The total consideration for the Armstrong acquisition was approximately $12 million in the aggregate for all 8,000 Armstrong shares outstanding. The cash portion of approximately $4.3 million was financed through short-term borrowing from a commercial bank. In connection with the acquisition, goodwill and other intangibles of approximately $5.2 million were recorded. Goodwill is being amortized over 15 years. Armstrong's results of operations after June 13, 1996 are included in BT's 1996 Consolidated Statement of Income. Unaudited pro forma results of operations for the year ended December 31, 1996 are presented below. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been in effect for the entire period presented. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations of the companies.


                                PRO FORMA RESULTS
                                   (UNAUDITED)

           Year Ended December 31,                               1996
           ------------------------------------------------------------
           Net interest income before
             the provision for loan loss                      $66,060
           Net income                                          14,221
           Earnings per share:*
             Basic and Diluted                                   1.10
           ------------------------------------------------------------

           *Data reflects the issuance of 26.5 shares of BT Common
            Stock (212,000 shares in total) for each share of Armstrong Common Stock and has been adjusted to reflect the May 1, 1998 2-for-1 stock split effected in the form of a stock dividend.

         On June 25, 1996, BT completed a merger with Moxham Bank Corporation (Moxham) whereby Moxham was merged directly into BT. In connection with the merger, each share of Moxham Common Stock (other than shares held by the Corporation) was converted into 1.15 shares of BT Common Stock, resulting in the issuance of 1,038,519 BT common shares. In addition, 88,550 shares of BT Common Stock were exchanged for all 14,000 outstanding shares of Moxham Series A $8.00 cumulative convertible non-voting preferred stock. The merger has been accounted for as a pooling-of-interests, and accordingly BT's accompanying consolidated financial statements have been restated retroactively to include the accounts and operations of Moxham for all periods presented prior to the merger. Moxham's banking subsidiaries included the Moxham National Bank and The First National Bank of Garrett. Moxham also held a non-bank subsidiary known as the Moxham Community Development Corporation. Upon consummation of the merger, Moxham's banking subsidiaries were merged into Bank and Trust on June 25, 1996. At the time of the merger, Moxham had assets of approximately $235 million and operated 12 branches in Cambria, Somerset, and Westmoreland counties. In conjunction with the merger, four of these branches closed during the third quarter of 1996 along with two branches of the former Bank and Trust and one branch of the former Laurel Bank as a result of duplicate service areas.

         Separate results of the combining entities are presented below for June 30, 1996. All significant intercompany transactions have been eliminated.


                         SIX MONTHS ENDED JUNE 30, 1996
                                   (UNAUDITED)

                                                    BT      Moxham    Combined
         -----------------------------------------------------------------------
         Net interest income before
            the provision for loan loss        $27,158      $4,692     $31,850
         Net income                              6,245         783       7,028
         Earnings per share:
            Basic                                   --          --         .57
            Diluted                                 --          --         .56
         -----------------------------------------------------------------------

         Certain reclassifications have been made to Moxham's financial information to conform to BT's classification.

         In connection with the Moxham merger, $1.3 million of reorganization costs ($959 after-tax or $.08 per diluted share) were incurred and charged to expense in 1996. The reorganization costs consisted primarily of severance pay to furloughed employees and various legal, accounting and investment banking fees associated with the transaction.

         On June 6, 1997, Bank and Trust purchased three branch offices of National City Bank of Pennsylvania (National City), a subsidiary of National City Corporation of Cleveland, Ohio. The acquisition of the three branches was accounted for as a purchase. The locations of the three branches are Meyersdale and Salisbury in Somerset County, Pennsylvania and Everett in Bedford County, Pennsylvania. The purchase included the deposits, loans and fixed assets

Eighteen

                                                Financial Report to Shareholders


      of all three branches which were merged into Bank and Trust. The purchase price of approximately $4.6 million was allocated to a deposit intangible and is being amortized over a fifteen-year period. The combined deposit and loan totals for the three offices were approximately $69.7 million and $5.8 million, respectively, at June 6, 1997. Due to the nature of the branch acquisitions, pro forma information is not presented.

         On October 23, 1998, BT completed a merger with The Peoples National Bank of Rural Valley (Peoples), Rural Valley, Pennsylvania whereby Peoples merged into Laurel Bank. At the time of the merger, Peoples operated one branch with unaudited assets totaling approximately $37 million. In connection with the merger, each share of Peoples Common Stock was converted into 12.11 shares of BT Common Stock, resulting in the issuance of 484,400 BT common shares. The value of the transaction was approximately $12.6 million based on an average market price of approximately $26 per BT common share. The merger has been accounted for as a pooling-of-interests, and accordingly BT's accompanying consolidated financial statements have been restated retroactively to include the accounts and operations of Peoples for all periods presented prior to the merger.

         Separate results of the combining entities are presented for the periods shown below.


                      NINE MONTHS ENDED SEPTEMBER 30, 1998
                                   (UNAUDITED)

                                                    BT      Peoples   Combined
         -----------------------------------------------------------------------
         Net interest income before the
             provision for loan loss           $50,868       $1,111    $51,979
         Net income                             12,991          465     13,456
         Earnings per share:
             Basic and Diluted                      --           --       1.04
         -----------------------------------------------------------------------

                          YEAR ENDED DECEMBER 31, 1997

                                                    BT      Peoples   Combined
         -----------------------------------------------------------------------
         Net interest income before the
             provision for loan loss           $65,381       $1,443    $66,824
         Net income                             17,152          595     17,747
         Earnings per share:
             Basic and Diluted                    1.37           --       1.37
         -----------------------------------------------------------------------


                          YEAR ENDED DECEMBER 31, 1996

                                                    BT      Peoples   Combined
         -----------------------------------------------------------------------
         Net interest income before the
             provision for loan loss           $63,624       $1,431    $65,055
         Net income                             13,774          636     14,410
         Earnings per share:
             Basic                                1.13           --       1.13
             Diluted                              1.12           --       1.13
         -----------------------------------------------------------------------


         Certain reclassifications have been made to Peoples' financial information to conform to BT's classification.

         In connection with the Peoples merger, $290 of reorganization costs ($260 after-tax or $.02 per diluted share) were recognized in 1998. These costs consisted principally of legal, accounting, and other fees related to the merger.

                                                                        Nineteen

BT Financial Corporation and Affiliates

4.    SECURITIES

         The amortized cost and estimated market values of securities at December 31, 1998 and 1997 were as follows:


                                                        1998                                             1997
                                    ---------------------------------------------   ------------------------------------------------
                                                    Gross       Gross                                Gross       Gross
                                               Unrealized  Unrealized                           Unrealized  Unrealized
                                    Amortized     Holding     Holding      Market   Amortized      Holding     Holding      Market
                                         Cost       Gains      Losses       Value        Cost        Gains      Losses       Value
                                    ---------------------------------------------   ------------------------------------------------
      SECURITIES AVAILABLE-FOR-SALE
      US Treasury and
          obligations of US
          Government agencies
          and corporations            $159,004     $1,416        $ (3)   $160,417    $184,577       $1,121       $(271)   $185,427
      Obligations of states and
          political subdivisions        92,960      1,070         (78)     93,952       6,868          204          (3)      7,069
      Debt securities issued
          by foreign governments           982         38          --       1,020         924           27          (1)        950
      Corporate securities              18,872         30          --      18,902       6,526           37          (1)      6,562
      ===========================================================================   ================================================
              TOTAL                   $271,818     $2,554        $(81)   $274,291    $198,895       $1,389       $(276)   $200,008

      SECURITIES HELD-TO-MATURITY
      US Treasury and
          obligations of US
          Government agencies
          and corporations            $ 72,307     $  384        $ --    $ 72,691    $180,870       $1,369       $ (74)   $182,165
      Obligations of states and
          political subdivisions            --         --          --          --       4,894           39          (1)      4,932
      ===========================================================================   ================================================
              TOTAL                   $ 72,307     $  384        $ --    $ 72,691    $185,764       $1,408       $ (75)   $187,097

         The market value of securities was based on quoted market prices or bid quotations received from securities dealers. BT owned capital stock of the Federal Home Loan Bank and the Federal Reserve Bank of Philadelphia in the aggregate amounts of $18,505 and $6,022 at December 31, 1998 and 1997, respectively. These stock investments are carried at cost and are included in BT's corporate securities total.

         The amortized cost and estimated market value of securities at December 31, 1998 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                              Available-For-Sale                      Held-To-Maturity
                                                                     1998                                   1998
                                                         ----------------------------           --------------------------
                                                         Amortized             Market           Amortized           Market
                                                           Cost                 Value                Cost            Value
                                                         ----------------------------           --------------------------
      Due in one year or less                             $ 23,419           $ 23,575             $    --          $    --
      Due after one year through five years                 16,697             17,083              72,307           72,691
      Due after five years through ten years               145,309            146,299                  --               --
      Due after ten years                                   86,393             87,334                  --               --
      ===============================================================================           ============================
              Total                                       $271,818           $274,291             $72,307          $72,691


         Proceeds from sales of securities during 1998 were $45,249. Gross gains of $361 were realized on those sales. In addition, various securities were called during 1998, which resulted in gross gains of $163 and gross losses of $20. BT realized gross losses of $50 in 1998, 1997, and 1996 in connection with a valuation adjustment on an equity security. During 1997, proceeds from sales of securities were $10,926, with gross gains of $270 and gross losses of $62 realized on those sales. In addition, various securities were called during 1997, which resulted in gross gains of $37. In 1996, proceeds from sales of securities were $5,378, with gross gains of $445 and gross losses of $8 realized on those sales. Also, various securities were called in 1996 resulting in gross gains of $19. At December 31, 1998, securities carried at $134,228 were pledged as collateral for public and trust deposits and securities sold under agreements to repurchase. At December 31, 1997, BT held available-for-sale investments in government agency step-up securities of approximately $8.5 million with call options that allow the issuer to redeem the investment prior to maturity.

Twenty

                                                Financial Report to Shareholders


5.    LOANS

         The composition of the loan portfolio at December 31, 1998 and 1997 was as follows:


                                                         1998              1997
        ------------------------------------------------------------------------
        Commercial, financial and agricultural     $  189,592        $  166,803
        Real estate:
          Residential                                 375,416           345,036
          Commercial                                  267,665           252,040
        Consumer                                      415,194           375,414
        =======================================================================
          TOTAL                                    $1,247,867        $1,139,293


         Commercial real estate, residential real estate and other loans held by the Corporation are primarily located in western and central Pennsylvania. The Corporation evaluates each customer's credit worthiness on a case-by-case basis. Collateral held includes mortgages on residential and income-producing properties. Included in consumer loans are education loans held-for-sale which totaled $12,122 and $12,300 at December 31, 1998, and 1997, respectively. Such loans are carried at cost and historically have been sold at carrying amount.

         A summary of loans to executive officers and directors, including associates of such persons, is as follows:

                                                  1998              1997
         ---------------------------------------------------------------
         Loans at beginning of year            $24,367           $23,578
         New loans                              24,400            16,582
         Loan payments                         (22,672)          (14,840)
         Other                                  (3,850)             (953)
         ===============================================================
         LOANS AT END OF YEAR                  $22,245           $24,367

         Other represents the net change in loan balances resulting from changes in related parties during the year.

         See Note 20 "Financial Instruments with Off-Balance Sheet Risk" for credit risk disclosures.


  6.     RESERVE FOR LOAN LOSSES

         Transactions in the reserve for loan losses were as follows:


                                                 1998                             1997                              1996
                                   ------------------------------   ------------------------------   -------------------------------
                                                            Total                            Total                            Total
                                            Reserve for   Reserve            Reserve for   Reserve            Reserve for   Reserve
                                   General     Impaired  for Loan   General     Impaired  for Loan   General     Impaired  for Loan
                                   Reserve  Loan Losses    Losses   Reserve  Loan Losses    Losses   Reserve  Loan Losses    Losses
                                   ------------------------------   ------------------------------   -------------------------------
      Balance at beginning
         of year                   $ 9,012     $   870    $ 9,882   $ 8,294       $1,511   $ 9,805   $ 9,227       $  931   $10,158
      Reserve of acquisition            --          --         --        --           --        --       159           --       159
         Additions:
           Provisions for loan
             losses                  4,399       1,541      5,940     3,524          706     4,230     1,111        1,330     2,441
         Recoveries of loans
           charged off                 381          --        381       408           --       408       571           --       571
         Deductions:
           Loans charged off        (2,969)     (2,263)    (5,232)   (3,214)      (1,347)   (4,561)   (2,774)        (750)   (3,524)
      ============================================================  ===============================  ===============================
         BALANCE AT END OF YEAR    $10,823     $   148    $10,971   $ 9,012       $  870   $ 9,882   $ 8,294       $1,511   $ 9,805


         The recorded investment in loans for which impairment has been recognized totaled $674 and $1,895 at December 31, 1998 and 1997, respectively. A corresponding valuation allowance of $148 and $870 was established at December 31, 1998 and 1997, respectively. The year-over-year decreases were principally due to charge-offs in 1998 of various impaired commercial loans associated with two borrowers. The average recorded investment in impaired loans during 1998 and 1997 was approximately $1,479 and $2,653, respectively. During 1998 and 1997, BT recognized approximately $5 of interest revenue on impaired loans, all of which was recorded using the cash basis of income recognition.

                                                                      Twenty-One

BT Financial Corporation and Affiliates


  7.  PREMISES AND EQUIPMENT

         Major classes of premises and equipment at December 31, 1998 and 1997 were as follows:


                                                       1998           1997
         -----------------------------------------------------------------
         Land                                       $ 4,410        $ 4,446
         Buildings                                   28,714         28,942
         Leasehold improvements                       1,789          1,798
         Equipment                                   27,389         25,436
         -----------------------------------------------------------------
           Total                                     62,302         60,622
             Less accumulated depreciation
              and amortization                       33,637         30,084
         =================================================================
           PREMISES AND EQUIPMENT, NET              $28,665        $30,538

  8.     DEPOSITS

         The composition of deposits at December 31, 1998 and 1997 was as follows:


                                                        1998           1997
             --------------------------------------------------------------
             Non-interest-bearing demand          $  210,127     $  182,640
             Interest-bearing demand                 226,485        195,378
             Savings                                 223,028        240,800
             Time deposits                           733,380        756,459
             ==============================================================
               TOTAL                              $1,393,020     $1,375,277


         The aggregate amount of all time deposits over $100 amounted to $126,501 and $135,917 at December 31, 1998 and 1997, respectively.

         The following table presents the maturity schedule of BT's total time deposits at December 31, 1998.

             --------------------------------------------------------------
             Time Deposits:
               1 year or less                                      $574,078
               Over 1 year through 2 years                          111,165
               Over 2 years through 3 years                          27,383
               Over 3 years through 4 years                           6,702
               Over 4 years through 5 years                           9,602
               Over 5 years                                           4,450
             ==============================================================
               TOTAL                                               $733,380

  9.     FEDERAL INCOME TAXES

         The components of the provision (benefit) for income taxes from operations are as follows:


                                 1998          1997           1996
              -----------------------------------------------------
              Current          $8,592        $9,161       $ 8,286
              Deferred           (656)           34        (1,073)
              ====================================================
                TOTAL          $7,936        $9,195       $ 7,213


         A reconciliation of the federal statutory tax rate to the effective tax rate applicable to income before income taxes follows:

                                       1998          1997           1996
------------------------------------------------------------------------
  Federal statutory tax rate           35.0%         35.0%          35.0%
  Add (deduct) the tax effect of:
    Tax-exempt interest                (6.3)         (3.6)          (4.9)
    Interest expense limitation          .2            .5             .8
    Other, net                          1.4           2.2            2.5
========================================================================
    Effective tax rate                 30.3%         34.1%          33.4%

Twenty-Two

                                                Financial Report to Shareholders


         The deferred tax assets and deferred tax liabilities recorded on the balance sheet are as follows:


                                                            December 31, 1998                     December 31, 1997
                                                      -----------------------------        ------------------------------
                                                      Deferred Tax     Deferred Tax        Deferred Tax      Deferred Tax
                                                            Assets      Liabilities              Assets       Liabilities
                                                      -----------------------------        ------------------------------
       Reserve for possible loan losses                     $3,736             $ --              $3,296             $  --
       Net unrealized holding gains
            on securities                                       --              865                 --                389
       Depreciation                                            773               --                 722                --
       Deferred loan fees, net                                 119               --                 131                --
       Adjustment due to acquisition                            47              430                 202               623
       Deferred compensation                                   498               --                 491                --
       Other                                                 1,527              548               1,441               594
       ============================================================================        ==============================
            TOTAL                                           $6,700           $1,843              $6,283            $1,606

         No valuation allowance was established at December 31, 1998 and 1997 in view of the Corporation's ability to carry back net deferred tax assets to taxes paid in previous years.


10.   PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

         In February of 1998, the FASB issued SFAS No. 132 "Employers' Disclosures about Pensions and Other Post-retirement Benefits." BT adopted SFAS No. 132 effective December 31, 1998 and prior year disclosures have been restated to conform with SFAS No. 132. SFAS No. 132 revises employers' disclosures about pension and other post-retirement benefit plans. It does not change the measurement or recognition of those plans. SFAS No. 132 standardizes the disclosure requirements and requires additional information on changes in the benefit obligations and fair value of plan assets that will facilitate financial analysis, and eliminates certain disclosures from SFAS No. 87 "Employers' Accounting for Pensions", SFAS No. 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106 "Employers' Accounting for Post-retirement Benefits Other Than Pensions."

         BT maintains noncontributory defined benefit pension plans covering substantially all employees meeting minimum age and service requirements. The plans generally provide benefits based on years of credited service and final average earnings. BT's current funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Pension plan assets are primarily US Government obligations, corporate obligations, and equity securities whose values are subject to fluctuations of the securities market. Plan assets include common stock of BT with values of $2,148 and $2,001 at December 31, 1998 and 1997, respectively. Changes in plan asset values attributable to differences between actual and expected returns on plan assets are deferred as unrecognized gains or losses and included in the determination of net pension cost over time.

         Prior to 1998, BT maintained separate pension plans for its banking and non-banking employees. During 1998, BT's non-banking employees were terminated and subsequently rehired by an outside contractor. Accordingly, the non-banking plan assets and liabilities were assumed by the contractor.

         The following table sets forth the change in the projected benefit obligation for the years ended December 31, 1998 and 1997.

                                                                               Pension Benefits              Other Benefits
                                                                             --------------------         -------------------
                                                                                1998         1997         1998           1997
        ---------------------------------------------------------------------------------------------------------------------
        Change in projected benefit obligation:
         Projected benefit obligation at beginning of year                   $21,216      $19,179         $763           $569
         Service cost                                                            836          740           82            141
         Interest cost                                                         1,493        1,314           57             53
         Actuarial gain (loss)                                                 1,488          751          (55)            --
         Termination of plan                                                    (234)          --           --             --
         Benefits paid                                                          (706)        (768)         (35)            --
        =====================================================================================================================
              PROJECTED BENEFIT OBLIGATION AT END OF YEAR                    $24,093      $21,216         $812           $763


         The following table sets forth the change in the fair value of the plan assets for the years ended December 31, 1998 and 1997.

                                                                               Pension Benefits              Other Benefits
                                                                             --------------------         -------------------
                                                                                1998         1997         1998           1997
        ---------------------------------------------------------------------------------------------------------------------
        Change in plan assets:
         Fair value of plan assets at beginning of year                      $26,158      $23,268          $--            $--
         Employer contributions                                                  398          216           35             --
         Actual return on plan assets                                          2,363        3,442           --             --
         Termination of plan                                                    (267)          --           --             --
         Benefits paid                                                          (706)        (768)         (35)            --
        =====================================================================================================================
              FAIR VALUE OF PLAN ASSETS AT END OF YEAR                       $27,946      $26,158          $--            $--

                                                                    Twenty-Three

BT Financial Corporation and Affiliates


         The following table sets forth the plan's funded status and amounts recognized in the consolidated balance sheet at December 31, 1998 and 1997.

                                                                               Pension Benefits              Other Benefits
                                                                             --------------------         -------------------
                                                                                1998         1997         1998           1997
         --------------------------------------------------------------------------------------------------------------------
         Funded status:
            Funded status                                                    $ 3,853      $ 4,942        $(812)         $(763)
            Unrecognized actuarial loss                                       (1,082)      (2,311)          --             --
            Unrecognized prior service costs                                    (282)        (309)          98            162
            Unrecognized transition credit                                    (1,398)      (1,487)          --             --
         ====================================================================================================================
              PREPAID (ACCRUED) PENSION COSTS                                $ 1,091      $   835        $(714)         $(601)

         Pension expense is determined at the beginning of the year using the funded status assumptions for the previous year-end. The funded status is determined using assumptions as of the end of the year are as follows.

                                                   Pension Benefits                        Other Benefits
                                             -----------------------------           --------------------------------
                                             1998         1997        1996           1998         1997         1996
         ------------------------------------------------------------------------------------------------------------
         Discount rate                       6.75%        7.00%       7.00%          7.50%        7.50%        7.50%
         Long-term rate of return            8.25%        8.00%       8.00%            --           --           --
         Compensation rate                   3.00%        3.00%       3.00%          4.50%        4.50%        4.50%
         ------------------------------------------------------------------------------------------------------------


         The following table sets forth the pension expense for the years ended December 31, 1998, 1997, and 1996.



                                                                       Pension Benefits
                                                              ------------------------------------
                                                                 1998         1997         1996
        ------------------------------------------------------------------------------------------
        Components of net periodic benefit cost:
          Service costs benefits earned during
            the year                                          $   836      $   740      $   654
          Interest accrued on projected
            benefit obligation                                  1,493        1,314        1,236
          Actual return on plan assets                         (2,363)      (3,441)      (3,010)
          Net amortization and deferral                           142        1,492        1,238
        ==========================================================================================
            NET PENSION EXPENSE                               $   108      $   105      $   118


                                                                          Other Benefits
                                                              ------------------------------------
                                                                 1998         1997         1996
        ------------------------------------------------------------------------------------------
        Components of net periodic benefit cost:
          Service costs benefits earned during
            the year                                             $ 82         $141         $109
          Interest accrued on projected
            benefit obligation                                     57           53           40
        ==========================================================================================
            NET PENSION EXPENSE                                  $139         $194         $149


         The Corporation follows SFAS No. 106 "Employers' Accounting for Post-Retirement Benefits Other Than Pensions". This statement requires that the expected cost of providing post-retirement benefits be recognized in the financial statements during the employees active period of employment. Expense under the provisions of SFAS No. 106 for 1996 consisted of the following:

                                                                 1996
                -------------------------------------------------------
                Interest cost                                    $104
                Amortization of transition
                  obligation and other                             94
                =======================================================
                  NET POST-RETIREMENT EXPENSE                    $198

         During 1997, retirees maintaining health care coverage were transferred to the Corporation's medical plan in which retirees are responsible for payment of premiums. As a result, the Corporation did not have a SFAS No. 106 liability at year-end 1998 or 1997.

         The Corporation adopted a defined contribution plan with 401(k) features during 1995. The plan permits each employee to contribute a portion of their salary to the plan on a pre-tax basis with employer matching up to stipulated amounts as determined by the Corporation. Total expense was $162 for 1998, $157 for 1997, and $143 for 1996.

Twenty-Four

                                                Financial Report to Shareholders


         Moxham Bank Corporation maintained a noncontributory target benefit pension plan (target plan) covering all employees who met the eligibility requirements. Prior to BT's acquisition of Moxham, a resolution was passed to terminate the target plan subject to IRS approval. These employees were admitted to the BT 401(k) plan upon acquisition and will vest 100% in the plan upon completion of six years of service with either BT or previously with Moxham. To be eligible for the target benefit pension plan prior to the merger, an employee must have been 21 years of age and have completed one year of continuous service. Contributions to the target plan were determined by a formula based on the participant's annual compensation and years of service. Contributions to the target plan included in the consolidated statement of income were $107 for 1996.

         Moxham also maintained a non-qualified deferred compensation plan
      (plan) for certain employees. This plan was frozen upon the acquisition of Moxham by BT. To participate in this plan, selected employees must have completed at least twelve consecutive months of service with Moxham. The plan provides payments from a participant's "account" payable at age sixty-two, or upon the participant's retirement from the Corporation, whichever is later, or upon the participant's death or disablement. Payments are made from the participant's account in equal quarterly installments over a period of ten years, or the participant may elect to receive the payment in a lump sum. Contributions to this plan included in the consolidated statement of income were $445 in 1996.


11.   SHORT-TERM AND LONG-TERM BORROWINGS

         BT's short-term borrowings consist of federal funds purchased, securities sold under agreements to repurchase and other short-term borrowings. Outstanding short-term borrowings were $37,258 and $38,184 at December 31, 1998 and 1997, respectively. The weighted average interest rates on these borrowings at year-end 1998 and 1997 were 3.07% and 5.15%, respectively. Laurel is a member of the Federal Home Loan Bank (FHLB). Accordingly, Laurel has availability of short- and long-term borrowings in the form of collateralized advances from the FHLB. The advances are secured primarily by Laurel's residential mortgage loans. The available line of credit for short-and long-term borrowings from the FHLB at December 31, 1998 was approximately $261 million. At December 31, 1998 and 1997, Laurel did not have any short-term borrowings consisting of FHLB advances.

         Long-term borrowings outstanding amounted to $100,031 and $14,335 at December 31, 1998 and 1997, respectively. During 1998, the Corporation incurred $100,000 in long-term borrowings provided by the FHLB. The FHLB borrowings are scheduled to mature in the year 2008. After an initial lockout period ranging from one to three years and then quarterly thereafter, the FHLB has the option to convert the fixed-rate advances to adjustable rates which reset quarterly. Payments on the advances consist of interest due only until maturity in the year 2008 when, at that time, principal payments are also due. The interest rates on the FHLB advances range from 5.08% to 5.24% at December 31, 1998. During 1998, the Corporation paid off $14,285 in a long-term borrowing related to a note incurred on December 14, 1995. The interest rate paid on this note was 6.75% during 1998.

         A mortgage note is included in long-term borrowings and amounted to $31 and $50 at December 31, 1998 and 1997, respectively. The mortgage note has a fixed rate of 9.5% and matures in the year 2000.


 12.  CAPITAL STOCK

         On March 25, 1998, BT's Board of Directors declared a 2-for-1 stock split effected in the form of a stock dividend. The dividend was distributed on May 1, 1998 to shareholders of record as of April 8, 1998. The stock dividend, representing 6,492,636 shares, increased common shares issued and outstanding to 12,985,272. Accordingly, a transfer of $32.5 million, representing the par value of additional shares issued, was made from surplus to common stock. On July 23, 1997 BT's Board of Directors declared a 10% stock dividend. The dividend was distributed on September 15, 1997 to shareholders of record as of August 27, 1997. The dividend was charged to retained earnings in the aggregate amount of $23.6 million which was based on a market price of $39.95 per share. The stock dividend, representing 590,239 common shares, increased common shares issued and outstanding to 6,492,636. On August 28, 1996, BT's Board of Directors declared a 10% stock dividend. The dividend was distributed on October 22, 1996 to shareholders of record as of September 20, 1996. The dividend was charged to retained earnings in the aggregate amount of $17.0 million which was based on a market price of $31.77 per share. Weighted average shares outstanding and all per share amounts included in the accompanying consolidated financial statements and notes are based on the increased number of shares giving retroactive effect to the aforementioned stock dividends.

         In July 1992, the former Moxham Bank Corporation issued 15,000 shares of Series A $8.00 cumulative convertible non-voting Preferred Stock (Series A Preferred Stock). An annual dividend of $8.00 per share, payable quarterly on the last day of March, June, September and December, commenced September 30, 1992. Cash dividends on the Series A preferred stock were cumulative from date of issue. At December 31, 1995, 14,000 preferred shares were outstanding. These shares were exchanged for 88,550 shares of BT Common Stock in connection with the merger on June 25, 1996. Approximately $54 in preferred stock dividends were paid in 1996.

         BT has authorized, at no par value, 2,000,000 shares of nonredeemable cumulative Series A Preferred Stock. At December 31, 1998, no shares have been issued. Upon issuance, the Series A Preferred Stock would have certain voting and liquidation rights. In 1991, the Board of Directors of BT declared and paid a dividend distribution of one right for each outstanding share of BT Common Stock. Each right entitles the holder to purchase from the Corporation, units of Series A Preferred Stock at a set price, exercisable on the distribution date as defined in the agreement. All currently outstanding shares of BT Common Stock have these rights. At December 31, 1998 no rights have been exercised.

         BT is subject to various regulatory capital requirements administered by the Federal Reserve Bank. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on BT's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, BT and Laurel must meet specific

                                                                     Twenty-Five

BT Financial Corporation and Affiliates

      capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

         Quantitative measures established by regulation to ensure capital adequacy require BT and Laurel to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets, and of Tier I capital to average assets. As of December 31, 1998, the Corporation meets all capital adequacy requirements to which it is subject.

         As of December 31, 1998, the most recent notification from the Federal Reserve Bank categorized BT and Laurel as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized", each entity must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification which management believes have changed each institution's categorization.

         BT's consolidated and subsidiary bank's actual capital amounts and ratios are presented in the table below.


                                                                                                                 To Be Well
                                                                                                              Capitalized Under
                                                                                    For Capital               Prompt Corrective
                                                         Actual                  Adequacy Purposes            Action Provisions
                                                   ------------------            -----------------            -----------------
                                                   Amount       Ratio            Amount      Ratio            Amount      Ratio
      ----------------------------------------------------------------         ---------------------        ----------------------
      As of December 31, 1998:
      TOTAL CAPITAL (TO RISK WEIGHTED ASSETS)
           BT (Consolidated)                     $151,910       12.13%          =>$100,205     =>8.00%                 N/A
           Laurel                                 141,155       11.32           =>  99,797     =>8.00        =>$124,746    =>10.00%
      TIER 1 CAPITAL (TO RISK WEIGHTED ASSETS)
           BT (Consolidated)                     $140,939       11.25%          =>$ 50,103     =>4.00%                 N/A
           Laurel                                 130,184       10.44           =>  49,899     =>4.00        =>$ 74,848    => 6.00%
      TIER 1 CAPITAL (TO AVERAGE ASSETS)
           BT (Consolidated)                     $140,939        8.41%          =>$ 67,054     =>4.00%                 N/A
           Laurel                                 130,184        7.80           =>  66,721     =>4.00        =>$ 83,401    => 5.00%
       As of December 31, 1997:
       TOTAL CAPITAL (TO RISK WEIGHTED ASSETS)
           BT (Consolidated)                     $139,797       12.28%          =>$ 91,063     =>8.00%                 N/A
           Laurel                                 146,303       12.92           =>  90,607     =>8.00        =>$113,259    =>10.00%
      TIER 1 CAPITAL (TO RISK WEIGHTED ASSETS)
           BT (Consolidated)                     $129,915       11.41%          =>$ 45,532     =>4.00%                 N/A
           Laurel                                 136,421       12.05           =>  45,304     =>4.00        =>$ 67,955    => 6.00%
      TIER 1 CAPITAL (TO AVERAGE ASSETS)
           BT (Consolidated)                     $129,915        8.27%          =>$ 62,848     =>4.00%                 N/A
           Laurel                                 136,421        8.71           =>  62,636     =>4.00        =>$ 78,294    => 5.00%


 13.  REGULATORY REQUIREMENTS

         Reserve balances of $12,357 were required to be maintained at the Federal Reserve Bank of Philadelphia by Laurel at December 31, 1998.

         Dividends and loans to BT from Laurel are subject to regulatory limitations. During 1998, Laurel received regulatory approval to pay a special dividend to BT in the amount of $12,143 in connection with the payoff of a long-term borrowing at BT. In 1999, under regulatory guidelines and without prior approval of bank regulators, Laurel can declare dividends to BT generally equal to the net earnings of Laurel for the period January 1, 1999 through the date of declaration less dividends previously paid in 1999. Loans must be collateralized and loans to a single non-bank affiliate cannot exceed 10% of Laurel's capital and surplus, and the aggregate to all non-bank affiliates cannot exceed 20%. The maximum amount available to BT at December 31, 1998 from Laurel in the form of loans was $5,681.


 14.  STOCK BASED COMPENSATION PLAN

         On May 12, 1998, BT's shareholders approved the 1998 Equity Incentive Plan (the "1998 Plan"). Under the 1998 Plan, BT may grant stock options to its employees and directors for up to 1,200,000 shares of BT Common Stock. Incentive stock options, non-qualified stock options and other performance-based incentive awards may be granted pursuant to the 1998 Plan. Effective May 12, 1998, BT's Board of Directors granted non-qualified stock options to purchase 382,000 shares of common stock at an exercise price of $27.75 per share, which equaled the market price of the stock on the date of grant. The stock options became exercisable on May 13, 1998 and have a maximum term of 10 years.

Twenty-Six

                                                Financial Report to Shareholders


         Stock option transactions for the 1998 Plan are summarized below:

                                                                                1998
                     ----------------------------------------------------------------------------
                                                                                       Weighted
                                                                         Shares         Average
                                                                          Under        Exercise
                                                                         Option           Price
                     ----------------------------------------------------------------------------
                     Outstanding at beginning of year                        --              --
                     Granted                                            382,000          $27.75
                     Exercised                                               --              --
                     Forfeited                                               --              --
                     ----------------------------------------------------------------------------
                     Outstanding at December 31, 1998                   382,000          $27.75

                     Options exercisable at December 31, 1998           382,000

                     Weighted average estimated fair value
                     of options granted                                                  $ 7.21


         The following table summarizes information about BT's stock options outstanding at December 31, 1998:

                                                   Options Outstanding                          Options Exercisable
                               ----------------------------------------------------        -------------------------------
                                                        Weighted
                                                         Average           Weighted                             Weighted
                                                       Remaining            Average                              Average
                                      Number         Contractual           Exercise             Number          Exercise
           Exercise Price        Outstanding        Life (Years)              Price        Exercisable             Price
           --------------      ----------------------------------------------------        -------------------------------
                   $27.75            382,000                 9.4             $27.75            382,000            $27.75

         BT applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for the 1998 Plan. Accordingly, no compensation expense has been recognized for the 1998 Plan. Had compensation cost for the 1998 Plan been determined based on the fair value at the grant date consistent with SFAS No. 123, "Accounting for Stock-Based Compensation", BT's net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below.

                                           Year ended December 31, 1998
                     ----------------------------------------------------------------------------
                     Net income (in thousands)                        As reported       $18,278
                                                                      Pro forma          16,488

                     Basic and Diluted earnings per share             As reported        $ 1.41
                                                                      Pro forma            1.27
                     ----------------------------------------------------------------------------

         Since all of the outstanding stock options became vested on May 13, 1998, the pro forma amounts above reflect the recognition of the entire associated compensation cost in the year ended December 31, 1998.

         The fair value for the options described above was estimated at the date of grant using a Black-Scholes option pricing model. The model was developed for use in estimating the fair value of traded options which have different characteristics from BT's stock options. Additionally, the model requires the input of subjective assumptions which can materially affect the fair value estimate. In management's opinion, the model may not necessarily provide a reliable single measure of the fair value of BT's stock options. The fair value of stock options granted during 1998 was estimated on the date of grant using the following weighted average assumptions: risk free interest rate of 5.62%, an average life of the options of 6 years, a stock price volatility factor of 23.9%, and a dividend yield of 2.6%.


15.   COMPREHENSIVE INCOME

         In June of 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which is effective for fiscal years beginning after December 15, 1997. BT adopted SFAS No. 130 effective January 1, 1998. SFAS No. 130 establishes standards for the reporting and the display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general purposes financial statements. SFAS No. 130 requires that all items required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in-capital in the equity section of a statement of financial position.

                                                                    Twenty-Seven

BT Financial Corporation and Affiliates



         The following table sets forth the components of accumulated other comprehensive income, net-of-tax:

      Years Ended December 31,                 1998                          1997                            1996
      -------------------------------------------------------   ------------------------------  -------------------------------
                                                  Accumulated                      Accumulated                    Accumulated
                                   Unrealized           Other       Unrealized           Other      Unrealized          Other
                                        Gains   Comprehensive   Gains (Losses)   Comprehensive  Gains (Losses)  Comprehensive
                                on Securities          Income    on Securities   Income (Loss)   on Securities  Income (Loss)
      -------------------------------------------------------   ------------------------------  -------------------------------
         Beginning balance             $  723          $  723             $762            $762          $1,621         $1,621
         Current-period change            884             884              (39)            (39)           (859)          (859)
      =======================================================   ==============================  ===============================
         ENDING BALANCE                $1,607          $1,607             $723            $723          $  762         $  762


         The following table sets forth the tax effect allocated to components of other comprehensive income:


Years Ended December 31,                    1998                            1997                               1996
-------------------------------------------------------------   -----------------------------     -------------------------------
                                                                              Tax                                Tax
                                 Pre-tax      Tax  Net-of-Tax   Pre-tax   Expense  Net-of-Tax     Pre-tax    Expense  Net-of-Tax
                                  Amount  Expense      Amount    Amount (Benefit)      Amount      Amount  (Benefit)      Amount
-------------------------------------------------------------   -----------------------------     -------------------------------
   Unrealized holding gains
      (losses) on securities
      arising during period       $1,814     $635      $1,179      $135      $ 47        $ 88     $  (915)     $(320)      $(595)
   Less: Reclassification
      adjustment for gains
      included in net income         454      159         295       195        68         127         406        142         264
=============================================================   =============================     ===============================
   OTHER COMPREHENSIVE
   INCOME (LOSS)                  $1,360     $476      $  884      $(60)     $(21)       $(39)    $(1,321)     $(462)      $(859)

         BT's comprehensive income is disclosed in BT's consolidated statement of comprehensive income.


16.   EARNINGS PER SHARE

         BT computes "basic" EPS by dividing net income, after deducting preferred stock dividends, if any, by the weighted average number of shares of common stock outstanding during each year, after giving retroactive effect to the 2-for-1 stock split effected in the form of a stock dividend distributed on May 1, 1998 and the 10% stock dividends distributed on September 15, 1997 and October 22, 1996. "Diluted" EPS amounts are calculated assuming that all potentially dilutive equivalents outstanding were converted into common stock at the beginning of each year and that no preferred dividends were paid. BT's outstanding stock options issued in 1998 had an antidilutive effect, therefore they are not included in the 1998 EPS calculation. The calculation of earnings per share follows:


           Years Ended December 31,                                                1998             1997            1996
           ---------------------------------------------------------------------------------------------------------------
               Basic earnings per share:
                  Net income                                                 $   18,278       $   17,747      $   14,410
                  Preferred dividends                                                --               --             (54)
           ---------------------------------------------------------------------------------------------------------------
                     Net income applicable to common stock                   $   18,278       $   17,747      $   14,356
                     Weighted average shares outstanding-Basic               12,985,272       12,985,272      12,650,352
           ===============================================================================================================
                        BASIC EARNINGS PER SHARE                             $     1.41       $     1.37      $     1.13

               Diluted earnings per share:
                  Net income                                                 $   18,278       $   17,747      $   14,410
                  Weighted average shares outstanding-Basic                  12,985,272       12,985,272      12,650,352
                  Additional common shares assuming:
                     Conversion of preferred stock Series A                          --               --         103,632
           ---------------------------------------------------------------------------------------------------------------
                     Weighted average shares outstanding-Diluted             12,985,272       12,985,272      12,753,984
           ===============================================================================================================
                        DILUTED EARNINGS PER SHARE                           $     1.41       $     1.37      $     1.13


Twenty-Eight

17.   LITIGATION

         A purported class action was instituted in the Court of Common Pleas of Cambria County, Pennsylvania against the former Johnstown Bank & Trust Company (Bank and Trust), now Laurel Bank, and Security of America Life Insurance Company (Security) in November, 1996 alleging various calculation irregularities in connection with a residential mortgage loan to the plaintiff in the principal amount of approximately thirteen thousand dollars resulting in, among other things, overcharges on credit life and disability insurance coverage and other items. The plaintiff purports to represent a class of persons who made a mortgage payment to the former Bank and Trust or any of its subsidiaries within six years before November 21, 1996 and/or had credit life or disability insurance coverage with Security within six years before November 21, 1996. The complaint seeks unspecified damages. The Corporation has filed an answer denying that its actions breached its agreements with plaintiffs. The class potentially includes the borrowers on approximately 2,800 accounts, the number of residential mortgages held by the former Bank and Trust during the relevant period. The litigation is currently in the class discovery phase. A hearing is scheduled for May 1999 at which time the court will determine whether or not to certify the class. Management intends to oppose certification of the case as a class action, pursue its affirmative defenses and vigorously defend the lawsuit. The impact of this litigation on BT cannot be fully assessed at this stage of the proceedings.

         On November 19, 1997, Laurel Capital Group, Inc, and its wholly-owned subsidiary, Laurel Savings Bank, filed a suit in the United States District Court in the Western District of Pennsylvania claiming that Laurel Bank infringed on its common law trademark and servicemark rights by using the name "Laurel" and a related logo in an undefined market segment referred to as the "Pittsburgh area." The suit seeks to enjoin Laurel from using its name and related logo in the "Pittsburgh area" and seeks unspecified damages. Laurel Savings Bank is a thrift institution with five branch locations in the North Hills of Pittsburgh and one branch in Butler County. Pending a hearing on plaintiffs' motion for preliminary injunction, Laurel agreed to refrain from using the "Laurel" name or any related logo on any bank documents, advertisements, or promotional materials in the "Pittsburgh area". While BT denies the use of the name "Laurel" and related logo infringes on plaintiff's trademark and servicemark rights and believes that its rights to the name "Laurel" and related logo are senior to that of the plaintiffs, there is a risk that Laurel might be prevented from using the "Laurel" name and related logo in the "Pittsburgh area". Motions for summary judgement filed by both parties are pending. The impact of this litigation on BT cannot be fully assessed at this stage of the proceedings.

         Due to the nature of their activities, BT and its subsidiaries are at all times engaged in other various legal proceedings which arise in the normal course of their businesses. While it is difficult to predict the outcome of these proceedings, management believes the ultimate liability, if any, will not materially affect BT's consolidated financial position or results of operations.


18.   SAIF ASSESSMENT

         On September 30, 1996, President Clinton signed legislation which required financial institutions with Savings Association Insurance Fund
      (SAIF) deposits to pay a one time special assessment to facilitate the recapitalization of the SAIF. The assessment was based on 65.7 cents per one hundred dollars of deposits at March 31, 1995. This assessment resulted in a charge of approximately $1.4 million ($899 net of tax or $.07 per diluted share) to other expense during the year ended 1996. The legislation also included provisions whereby at such time as the SAIF is adequately recapitalized, future SAIF deposit premiums will decrease from the $.23 per one hundred dollars of deposits paid in 1996 to approximately $.065 through the year 2000 and approximately $.025 through the year 2017. BT paid $.061 and $.064 per one hundred dollars of SAIF deposits during 1998 and 1997, respectively.

                                                                     Twenty-Nine

BT Financial Corporation and Affiliates


19.   PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

         The condensed balance sheets and statements of income and cash flows of BT as of December 31, 1998, 1997, and 1996 and for the years then ended are presented below.


                 BT FINANCIAL CORPORATION (PARENT COMPANY ONLY)

                                                                                                1998         1997         1996
        ------------------------------------------------------------------------------------------------------------------------
                                                         BALANCE SHEET
        Assets:
            Cash                                                                           $      61    $   1,299    $   1,208
            Investment in bank affiliates                                                    152,998      160,361      154,266
            Investment in non-bank affiliates                                                 10,888        2,486        1,907
            Other                                                                                678        6,069        6,137
        ========================================================================================================================
                TOTAL ASSETS                                                               $ 164,625    $ 170,215    $ 163,518

        Liabilities and Shareholders' Equity:
            Long-term borrowings                                                           $      --    $  14,285    $  17,143
            Other liabilities                                                                  1,042        2,168        2,141
            Shareholders' equity                                                             163,583      153,762      144,234
        ========================================================================================================================
                TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                 $ 164,625    $ 170,215    $ 163,518

                                                      STATEMENT OF INCOME

        Cash dividends from bank affiliates                                                $  25,590    $  11,464    $  16,037
        Cash dividends from non-bank affiliates                                                  400          200          100
        Management fees from affiliates                                                       17,007       15,467       14,030
        Other (loss) income                                                                      (40)         127          418
        Interest expense                                                                        (718)      (1,107)      (1,257)
        Operating expense                                                                    (18,039)     (16,762)     (15,077)
        ------------------------------------------------------------------------------------------------------------------------
            Income before income taxes and equity in undistributed income of affiliates       24,200       9,389        14,251

               Income tax benefit                                                                262          447          394

                  Income before equity in undistributed income of affiliates                  24,462        9,836       14,645
               Equity in undistributed income of affiliates:
                  Banks                                                                       (7,196)       7,266         (611)
                  Non-banks                                                                    1,012          645          376
        ========================================================================================================================
               NET INCOME                                                                  $  18,278    $  17,747    $  14,410

                                                    STATEMENT OF CASH FLOWS

        Cash flows from operating activities:
            Net income                                                                     $  18,278    $  17,747    $  14,410
            Equity in undistributed income of affiliates                                       6,184       (7,911)         235
            Amortization                                                                         462        1,163        1,184
            Other assets and liabilities, net                                                  4,846         (477)      (1,640)
        ------------------------------------------------------------------------------------------------------------------------
               Net cash provided by operating activities                                      29,770       10,522       14,189

        Cash flows from investing activities:
            Investment in affiliate                                                           (7,389)          --       (4,266)
            Sale of investment securities                                                         --          293          726
            Other                                                                                 --           --           22
        ------------------------------------------------------------------------------------------------------------------------
               Net cash (used in) provided by investing activities                            (7,389)         293       (3,518)

        Cash flows from financing activities:
            Preferred dividends paid                                                              --           --          (54)
            Common dividends paid                                                             (9,333)      (7,864)      (6,212)
            Payment on long-term borrowings                                                  (14,286)      (2,857)      (3,572)
            Other                                                                                 --           (3)           3
        ------------------------------------------------------------------------------------------------------------------------
               Net cash used in financing activities                                         (23,619)     (10,724)      (9,835)
        ------------------------------------------------------------------------------------------------------------------------
        (Decrease) increase in cash                                                           (1,238)          91          836
        Cash at beginning of year                                                              1,299        1,208          372
        ========================================================================================================================
               CASH AT END OF YEAR                                                         $      61    $   1,299    $   1,208

        Supplemental disclosures of cash flow information:
            Cash paid during the year for:
               Interest on long-term borrowings                                            $     718    $   1,150    $   1,122
               Federal income taxes, net of refunds                                            7,500       10,105        6,761
        Non-cash financing activities:
            Issuance of common stock; Armstrong acquisition                                $      --    $      --    $   7,712

        Conversion of preferred stock to common stock                                      $      --    $      --    $   1,378

Thirty

                                                Financial Report to Shareholders


20.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

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

         The face amounts of financial instruments with off-balance-sheet risk at December 31, 1998 were as follows:

                   Loan commitments................. $240,768
                   Standby letters of credit........   11,492

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


21.   DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

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

      LONG-TERM BORROWINGS

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

                                                                      Thirty-One

BT Financial Corporation and Affiliates


         The estimated fair values of BT's financial instruments at December 31, 1998 and 1997 are as follows:


                                                                 1998                        1997
                                                    --------------------------   ----------------------------
                                                       Carrying           Fair      Carrying           Fair
                                                         Amount          Value        Amount          Value
                                                    --------------------------   ----------------------------
       Financial assets:
         Cash and short-term investments            $    57,579    $    57,579   $    53,639    $    53,639
         Securities                                     346,598        346,982       385,772        387,105
         Loans                                        1,218,186      1,232,947     1,080,967      1,087,728
              Less: Reserve for loan losses             (10,971)            --        (9,882)            --
       =======================================================================   ============================
              TOTAL FINANCIAL ASSETS                $ 1,611,392    $ 1,637,508   $ 1,510,496    $ 1,528,472

       Financial liabilities:
         Deposits                                   $ 1,393,020    $ 1,401,765   $ 1,375,277    $ 1,380,309
         Federal funds purchased and securities
              sold under agreements to repurchase        35,073         35,073        36,313         36,313
         Short-term borrowings                            2,185          2,185         1,871          1,871
         Long-term borrowings                           100,031        100,545        14,335         14,335
       =======================================================================   ============================
              TOTAL FINANCIAL LIABILITIES           $ 1,530,309    $ 1,539,568   $ 1,427,796    $ 1,432,828


22.   SUBSEQUENT EVENT

         On December 10, 1998, BT and First Philson Financial Corporation (Philson) jointly announced they had reached an agreement in principle to merge, with BT as the surviving company. Philson's subsidiary, First Philson Bank, N.A., Berlin, Pennsylvania, will be merged into BT's subsidiary, Laurel Bank. On February 23, 1999, BT and Philson entered into a definitive merger agreement. The agreement provides that each Philson common share will receive 1.667 shares of BT Common Stock. Based on BT's closing market price at February 23, 1999, the total transaction value approximates $80 million. The merger agreement is subject to completion of due diligence, regulatory approvals and other conditions.

         At December 31, 1998, BT had approximately $1.7 billion in assets and Philson had $214 million in assets. Post-merger BT's assets will total approximately $1.9 billion. The transaction is expected to be completed in the second half of 1999.

         The merger will be accounted for as a pooling-of-interests. The following unaudited pro forma financial data summarizes the combined operating results of BT and Philson as if the merger occurred at the beginning of the periods presented.


                                PRO FORMA RESULTS

               Years Ended December 31,                        1998         1997        1996
               -------------------------------------------------------------------------------
                  Net Interest Income before the
                     provision for loan loss               $78,505      $75,526      $73,125
                  Net Income                               $21,059      $20,478      $16,800
                  Earnings per share:*
                     Basic                                 $  1.33      $  1.29      $  1.08
                     Diluted                                  1.33         1.29         1.07
               -------------------------------------------------------------------------------

           *The pro forma earnings per share amounts are based on the sum of the weighted average shares outstanding, as reported by BT, and the weighted average shares outstanding for Philson converted to BT shares at the exchange ratio of 1.667.

Thirty-Two

                                                Financial Report to Shareholders


SUPPLEMENTAL FINANCIAL DATA


                            QUARTERLY FINANCIAL DATA*
                                   (UNAUDITED)

         A summary of financial data for the four quarters for the years 1998 and 1997 is presented below.


                                                   1998                                            1997
                               --------------------------------------------    ---------------------------------------------
                                                Quarter Ended                                   Quarter Ended
                                Mar. 31     Jun. 30    Sept. 30     Dec. 31     Mar. 31     Jun. 30    Sept. 30     Dec. 31
                               --------------------------------------------    ---------------------------------------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
      Net interest income      $ 16,855    $ 17,715    $ 17,409    $ 17,395    $ 16,362    $ 16,619    $ 16,930    $ 16,913
      Provision for
          loan losses            (1,245)     (1,650)     (1,615)     (1,430)     (1,045)     (1,045)     (1,065)     (1,075)
      Other income                2,954       3,257       3,828       3,697       2,936       2,815       3,388       3,418
      Other expenses            (13,098)    (12,597)    (12,415)    (12,846)    (11,815)    (11,841)    (12,347)    (12,206)
      Provision for
          income taxes           (1,738)     (2,019)     (2,185)     (1,994)     (2,222)     (2,219)     (2,361)     (2,393)
     =======================================================================   =============================================
          NET INCOME           $  3,728    $  4,706    $  5,022    $  4,822    $  4,216    $  4,329    $  4,545    $  4,657

      Common dividends         $  2,185    $  2,350    $  2,330    $  2,467    $  1,935    $  1,992    $  1,992    $  2,265

      Earnings per share:(1)
          Basic and Diluted         .29         .36         .39         .37         .32         .33         .35         .36



      *Financial data for prior periods has been restated to give effect to the Peoples acquisition which was accounted for as a pooling-of-interests. Quarterly figures may not total to the full-year amount due to rounding.

    (1)Per share data has been adjusted to reflect the 2-for-1 stock split effected in the form of a stock dividend distributed on May 1, 1998 and the 10% stock dividend distributed on September 15, 1997. Earnings per share data for periods prior to December 31, 1997 has been restated to reflect the adoption of SFAS No. 128 on December 31, 1997.

                                                                    Thirty-Three

BT Financial Corporation and Affiliates


SELECTED CONSOLIDATED FINANCIAL DATA*

Years Ended December 31,                                     1998           1997(7)        1996(6)        1995(5)        1994
-------------------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
RESULTS OF OPERATIONS
     Interest income                                  $   123,931    $   115,972    $   110,719    $   102,136    $    91,240
     Interest expense                                      54,557         49,148         45,664         43,614         33,967
-------------------------------------------------------------------------------------------------------------------------------
       Net interest income                                 69,374         66,824         65,055         58,522         57,273
     Provision for loan losses                              5,940          4,230          2,441          1,566          1,168
-------------------------------------------------------------------------------------------------------------------------------
       Net interest income after
            provision for loan losses                      63,434         62,594         62,614         56,956         56,105
     Other income                                          13,736         12,557         11,343          8,796          8,468
     Other expense                                         50,956         48,209         52,334         46,252         46,268
-------------------------------------------------------------------------------------------------------------------------------
       Income before income taxes                          26,214         26,942         21,623         19,500         18,305
     Provision for income taxes                             7,936          9,195          7,213          5,869          5,056
===============================================================================================================================
       NET INCOME                                     $    18,278    $    17,747    $    14,410    $    13,631    $    13,249

BALANCE SHEET DATA (PERIOD END)
     Total assets                                     $ 1,702,328    $ 1,590,011    $ 1,502,083    $ 1,477,815    $ 1,372,539
     Loans, net of unearned interest                    1,218,186      1,080,967      1,039,937      1,025,238        904,944
     Total securities                                     346,598        385,772        321,384        322,431        352,659
     Total deposits                                     1,393,020      1,375,277      1,291,621      1,281,240      1,175,807
     Total long-term borrowings                           100,031         14,335         17,210         20,083         10,021
     Total shareholders' equity                           163,583        153,762        144,233        129,487        110,826

PER SHARE DATA(1)
     Basic earnings per share                         $      1.41    $      1.37    $      1.13    $      1.10    $      1.08
     Diluted earnings per share                              1.41           1.37           1.13           1.09           1.07
     Common dividends declared per share                      .72            .63            .51            .44            .40
     Period end book value                                  12.60          11.84          11.11          10.43           8.95
     Average shares outstanding-Basic                  12,985,272     12,985,272     12,650,352     12,237,738     12,206,754
     Average shares outstanding-Diluted                12,985,272     12,985,272     12,753,984     12,459,682     12,436,352

FINANCIAL RATIOS
     Return on average assets                                1.08%          1.14%           .96%           .99%           .99%
     Return on average shareholders' equity                 11.56          11.92          10.53          11.26          11.74
     Net yield on earning assets(2)                          4.55           4.73           4.81           4.66           4.74
     Common stock dividend payout                           51.06          46.11          44.77          39.92          36.89
     Average shareholders' equity to average assets          9.31           9.54           9.15           8.78           8.47
     Primary capital ratio at period end(3)                 10.19          10.23          10.19           9.37           8.69
     Net charge-offs to average loans,
       net of unearned interest                               .42            .39            .28            .15            .11
     Nonperforming loans to total loans,
       net of unearned interest(4)                            .61            .86           1.22            .73            .72
     Reserve for loan losses to period end
       loans, net of unearned interest                        .90            .91            .94            .99           1.01

    * Financial data for prior periods has been restated to give effect to acquisitions accounted for as pooling-of-interests.

  (1) Per share data has been adjusted to reflect the 5% stock dividend distributed by BT on October 14, 1994, the 10% stock dividends distributed on October 22, 1996 and September 15, 1997 and the two-for-one stock split effected in the form of a stock dividend distributed on May 1, 1998. Additionally, per share data has been adjusted to reflect the 10% stock dividend paid on December 30, 1994 by the former Moxham Bank Corporation. Earnings per share data for periods prior to 1997 has been restated to reflect the adoption of SFAS No. 128 on December 31, 1997.

  (2) Net interest income stated on a fully taxable equivalent basis divided by average earning assets.

  (3) The sum of shareholders' equity and the reserve for loan losses divided by the sum of total assets and the reserve for loan losses.

  (4) Nonperforming loans include nonaccrual, restructured and loans 90 days or more past-due.

  (5) Reflects the purchase acquisition of Huntington National Bank of Pennsylvania on December 14, 1995.

  (6) Reflects the purchase acquisition of Armstrong on June 13, 1996.

  (7) Reflects the purchase acquisition of three branch offices of National City on June 6, 1997.

Thirty-Four

                                                Financial Report to Shareholders


MARKET PRICE AND CASH DIVIDENDS

         BT's Common Stock is traded in the NASDAQ Stock Market under the NASDAQ symbol "BTFC".

         The following table sets forth cash dividends declared and the range of high and low sale prices, as reported on the NASDAQ Stock Market for BT's Common Stock for the quarters indicated.


                                                       1998                                        1997
                                        -----------------------------------         -----------------------------------
                 Quarter                  High          Low        Dividend           High          Low       Dividend
      ---------------------------------------------------------------------         -----------------------------------
                     1st                $28.31       $24.70           $.168         $19.89       $18.07          $.149
                     2nd                 30.75        25.00            .181          19.89        17.73           .153
                     3rd                 28.25        22.00            .179          23.13        19.32           .153
                     4th                 28.75        24.25            .190          25.75        21.66           .174
      ---------------------------------------------------------------------         -----------------------------------
                    TOTAL                                             $.718                                      $.629


Note: Data has been adjusted to reflect the 2-for-1 stock split effected in the form of a stock dividend distributed on May 1, 1998 and the 10% stock dividend distributed on September 15, 1997.

         On February 1, 1999, there were 4,739 record holders of BT Common
      Stock.

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



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS


1.    OVERVIEW

         Fiscal year 1998 was another year of record financial performance for BT Financial Corporation. Total assets exceeded $1.7 billion while net income, after nonrecurring expenses, was $18.3 million, an increase of 3.0% over 1997. Earnings per share equaled $1.41, which was $.04, or 2.9% greater than 1997. BT's growth strategy was underscored in 1998 by the completion of the merger with The Peoples National Bank of Rural Valley and the announcement of a merger agreement with First Philson Financial Corporation. BT's bank subsidiary, Laurel Bank, operated under five market-driven regions in 1998 which led to impressive loan, deposit and fee-based revenue growth resulting from sales initiatives. Efficiency measures taken to enhance the branch delivery system included the consolidation of four branch offices and the utilization of a branch staffing model designed to optimize BT's part-time workforce. A focus on strong credit quality in 1998 led to a significant decline in BT's nonperforming assets which were at their lowest level since 1994. On March 25, 1998, BT's Board of Directors declared a 2-for-1 stock split effected in the form of a stock dividend which was distributed on May 1, 1998. On a total return basis, BT's Common Stock yielded 10.2% in 1998.

         In the first quarter of 1998, several senior officers of BT elected to retire early. Certain severance and other costs associated with these retirements were approximately $337,000 and were recorded in the first quarter. The retiring officers were not replaced. BT also expensed approximately $348,000 in the first quarter of 1998 in connection with two legal settlements, their associated costs, and other legal fees related to various lawsuits. The settlements and their costs represented the majority of the expensed amount in the first quarter.

         On October 23, 1998, BT completed a merger with the Peoples National Bank of Rural Valley, Rural Valley, Pennsylvania, whereby Peoples merged into Laurel Bank. Nonrecurring reorganization expenses associated with this merger totaled $290,000. At the time of the merger, Peoples operated one branch with unaudited assets totaling approximately $37 million. In connection with the merger, each share of Peoples Common Stock was converted into 12.11 shares of BT Common Stock, resulting in the issuance of 484,400 shares of BT Common Stock. The value of the transaction was approximately $12.6 million based on an average market price of approximately $26 per BT common share. The merger has been accounted for as a pooling-of-interests, and accordingly BT's consolidated financial statements have been restated retroactively to include the accounts and operations of Peoples for all periods presented prior to the merger. This acquisition increased BT's market share in Armstrong County, located north of Pittsburgh, Pennsylvania.

         Consolidated net income increased 3.0% to a record $18.3 million, or $1.41 per share, in 1998 compared to $17.7 million, or $1.37 per share in 1997. As a result of the special charges incurred with early retirements, litigation costs and nonrecurring reorganization expenses, BT's 1998 earnings per share were reduced by approximately $.05. Excluding the special charges, core net income for 1998 would have increased 7.0% to $19.0 million, or $1.46 per share. Increases in net interest income and non-interest income along with a lower income tax provision offset increases in the provision for loan losses and a higher level of other expenses. Net income for 1997 represented a $3.3 million, or 23.2% increase over the $14.4 million earned in 1996. In 1997, earnings per share increased $.24, or 21.2% compared to the $1.13 earned per share in 1996.

         Total assets grew to $1.70 billion at year-end 1998 compared to $1.59 billion at year-end 1997. The increase in 1998 resulted from strong loan growth along with targeted balance sheet leveraging. BT's organizational

                                                                     Thirty-Five
      realignment in 1997 to a single bank charter, supported by five marketing regions, has enhanced product delivery channels which allow BT to focus on its customer needs more effectively. In addition, resources have been targeted to support the organizational changes through expanded sales training and incentive programs. As a result of these measures, BT experienced internal growth in both loans and non-interest-bearing deposits during 1998.

         During October 1998, BT completed the previously announced consolidations of its banking offices located in Duquesne, West Lebanon, Duncansville and Somerset (Route 31), Pennsylvania. The branches consolidated into nearby Laurel Bank offices. The branch closures were undertaken to increase efficiencies within the corporation by eliminating redundant, underperforming offices. The costs associated with the branch closings did not have a material impact on BT's financial position or results of operations. On December 14, 1998, in another action to achieve an enhanced delivery system, BT announced the sale of its two Indiana, Pennsylvania, branch offices to First Summit Bank of Johnstown, Pennsylvania.

         BT continued its strategy of growth through opportunistic acquisition during the fourth quarter of 1998. On December 10, 1998, BT announced an agreement in principle had been reached to merge BT with First Philson Financial Corporation (Philson) with BT as the surviving company. Headquartered in Berlin, Somerset County, Pennsylvania, Philson has total assets of approximately $214 million and represents the fourth largest bank in Somerset County. Combined with our largest market share, BT will represent, on a pro-forma basis, over one-third of the total bank and thrift deposits in Somerset County. BT will also represent the largest bank in the Johnstown MSA, with over one-fourth of total bank and thrift deposits, based on deposits at June 30, 1998. On February 23, 1999, BT and Philson entered into a definitive merger agreement. The merger will be accounted for as a pooling-of-interests and is expected to be completed in the second half of 1999. The merger supports BT's fundamental strategy of enhancing shareholder value through a disciplined focus on community banking. By adding to our share of a traditional market, BT will leverage growing sales and marketing expertise over a broader base of customers. This should facilitate revenue generation and assist in expense reduction by permitting a more efficient delivery system.

         Return on average assets was 1.08% in 1998, 1.14% in 1997, and .96% in 1996. Return on average shareholders' equity was 11.56%, 11.92%, and 10.53% in 1998, 1997, and 1996, respectively. Return on average tangible shareholders' equity, which excludes intangible amortization expense from net income and intangibles from average shareholders' equity, was 14.98% in 1998, 15.61% in 1997, and 13.94% in 1996.

         The following is a more detailed discussion of certain significant factors that affected the Corporation's consolidated operating results, financial position, capital resources, liquidity, and interest rate sensitivity for the years ended December 31, 1998, 1997, and 1996. Reference should be made to the consolidated financial statements and notes thereto as well as the selected financial data presented herein for a complete understanding of the following discussion and analysis.

         Certain statements contained in this report constitute "forward-looking" statements with respect to BT Financial Corporation and its subsidiaries. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the financial condition and results of operations of BT Financial Corporation and its subsidiaries to be materially different from any future financial condition or results of operations suggested or implied by such forward-looking statements. BT undertakes no obligation to update any forward-looking statements made herein. The factors that may cause actual results to differ materially from the forward-looking statements include: interest rates, market and monetary fluctuations, monetary and fiscal policies, changes in laws and regulations, inflation, general economic conditions, competition and economic conditions in the geographic region and industries in which BT conducts its operations, pending litigation, introduction and acceptance of new products and enhancements, mergers and acquisitions and their integration into BT, and management's ability to manage these and other risks.


2.    RESULTS OF OPERATIONS

      NET INTEREST INCOME

         Net interest income is BT's primary source of revenue. Net interest income represents the amount by which interest income on interest-earning assets exceeds interest paid on interest-bearing liabilities. In 1998, fully taxable equivalent net interest income was a record $71.9 million, representing a 5.2%, or $3.6 million increase over 1997. The increase was primarily due to a $136.8 million, or 9.5% increase in average earning assets in 1998. Total average interest-earning assets were $1.58 billion in 1998 versus $1.44 billion in 1997. The higher level resulted from strong ongoing loan growth and increases in securities levels. Average loans increased $83.2 million, or 7.7%, and average securities rose $59.4 million, or 16.8%, in 1998 compared to 1997. Funding for the loan and security growth was mainly provided by increased long-term borrowings in the form of FHLB advances. Additional information regarding long-term borrowings is contained in Note 11 to the consolidated financial statements. In 1998, the availability of favorably priced wholesale funding allowed BT to prudently leverage its balance sheet by increased earning asset levels in order to enhance net interest income while contributing to the management of interest rate risk. Funding strategies are actively managed by BT's Asset/Liability Committee to ensure adequate liquidity and to control interest rate risk exposure.

         Net interest margin is calculated by dividing fully taxable equivalent net interest income by average interest-earning assets. The net interest margin, on a fully taxable equivalent basis, declined to 4.55% in 1998 from 4.73% in 1997 due to lower yields on loans, slightly higher rates paid on interest-bearing deposit accounts, and the effect of BT's 1998 balance sheet leveraging strategy which impacted funding costs. The declining interest rate environment experienced in 1998 played a role in the net interest margin compression. During 1999, BT will strive to maintain the current level of the net interest margin by emphasizing growth in non-interest bearing demand deposits which contribute additional funds available for investment by the Corporation at no interest cost.

         Fully taxable equivalent net interest income rose $1.6 million, or 2.5%, while average interest-earning assets increased $57.5 million, or 4.1%, in 1997 compared to 1996. The higher level of net interest income in 1997 was principally due to a greater volume of average interest-earning assets resulting from increased loan levels which were

Thirty-Six

                                                Financial Report to Shareholders


      funded mainly by deposits acquired from National City when Laurel Bank purchased three branch locations in 1997. The net interest margin, on a fully taxable equivalent basis, declined 8 basis points to 4.73% in 1997 compared to 4.81% in 1996. The decrease resulted from higher rates paid on deposits due to marketplace competition and some shifting of funds into higher priced products. Rates paid on the deposits acquired from National City also contributed to the higher cost of funds in 1997.

         BT's fundamental strategy of generating quality loan growth through acquisitions and internal loan growth continued throughout 1998. The loan portfolio represents BT's largest component of average interest-earning assets. Average loans were 73.4% of average interest-earning assets in 1998 compared to 74.6% in 1997 and 75.1% in 1996.

         The following table presents the major categories of assets, liabilities and shareholders' equity with their corresponding average balances, related interest income earned on interest-earning assets or interest expense paid on interest-bearing liabilities, and resulting yields and rates on a fully taxable equivalent basis for the years indicated.


                                                                1998                                      1997
                                               -------------------------------------  ----------------------------------------
                                                              Interest    Rate                          Interest    Rate
                                               Average        Income/     Earned/        Average        Income/     Earned/
                                               Balance        Expense(1)  Paid(1)        Balance        Expense(1)  Paid(1)
------------------------------------------------------------------------------------  ----------------------------------------
(DOLLARS IN THOUSANDS)
ASSETS
    Interest-earning assets:
       Loans, net of unearned interest(2)   $1,160,045      $ 98,134         8.46%    $1,076,804       $ 93,255        8.66%
       Taxable securities                      357,458        23,835         6.67        341,705         22,492        6.58
       Nontaxable securities                    56,298         4,131         7.34         12,631          1,028        8.14
       Federal funds sold                        6,751           353         5.23         12,429            683        5.50
       Time deposits in other banks                 97             8         8.25            291             16        5.50
------------------------------------------------------------------------------------  ----------------------------------------
       Total interest-earning assets         1,580,649       126,461         8.00      1,443,860        117,474        8.14
    Non-interest-earning assets:
       Cash and cash equivalents                47,216                                    48,527
       Premises and equipment, net              29,941                                    31,294
       Other assets                             51,093                                    45,542
       Less: Reserve for loan losses           (10,264)                                   (9,773)
====================================================================================  ========================================
       TOTAL ASSETS                         $1,698,635                                $1,559,450

LIABILITIES AND SHAREHOLDERS' EQUITY
    Interest-bearing liabilities:
       Demand and savings deposits          $  441,163         7,048         1.60     $  443,309          6,356        1.43
       Other time deposits                     751,459        40,123         5.34        730,209         39,775        5.45
       Federal funds purchased
          and securities sold under
          agreements to repurchase              43,984         1,909         4.34         35,805          1,731        4.83
       Short-term borrowings                    16,784           966         5.76          2,540            174        6.85
       Long-term borrowings                     83,062         4,510         5.43         16,028          1,112        6.94
------------------------------------------------------------------------------------  ----------------------------------------
       Total interest-bearing liabilities    1,336,452        54,556         4.08      1,227,891         49,148        4.00

    Non-interest-bearing liabilities:
       Demand deposits                         193,168                                   173,015
       Other liabilities                        10,889                                     9,717
------------------------------------------------------------------------------------  ----------------------------------------
       Total liabilities                     1,540,509                                 1,410,623

    Shareholders' equity                       158,126                                   148,827
====================================================================================  ========================================
       TOTAL LIABILITIES AND
       SHAREHOLDERS' EQUITY                 $1,698,635                                $1,559,450

       Net interest income                                   $71,905                                    $68,326

       Net interest spread(3)                                                3.92%                                     4.14%
====================================================================================  ========================================
       NET YIELD ON EARNING ASSETS(4)                                        4.55%                                     4.73%


                                                                1996
                                               -------------------------------------
                                                              Interest       Rate
                                               Average        Income/        Earned/
                                               Balance        Expense(1)     Paid(1)
--------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)
ASSETS
    Interest-earning assets:
       Loans, net of unearned interest(2)   $1,040,589       $ 90,160        8.66%
       Taxable securities                      306,529         19,646        6.41
       Nontaxable securities                    15,317          1,264        8.25
       Federal funds sold                       23,251          1,246        5.36
       Time deposits in other banks                692             34        4.91
--------------------------------------------------------------------------------------
       Total interest-earning assets         1,386,378        112,350        8.10
    Non-interest-earning assets:
       Cash and cash equivalents                47,249
       Premises and equipment, net              32,650
       Other assets                             39,206
       Less: Reserve for loan losses            (9,789)
======================================================================================
       TOTAL ASSETS                         $1,495,694

LIABILITIES AND SHAREHOLDERS' EQUITY
    Interest-bearing liabilities:
       Demand and savings deposits          $  460,872          6,897        1.50
       Other time deposits                     673,632         36,243        5.38
       Federal funds purchased
          and securities sold under
          agreements to repurchase              28,638          1,098        3.83
       Short-term borrowings                     2,845            158        5.55
       Long-term borrowings                     19,020          1,268        6.67
--------------------------------------------------------------------------------------
       Total interest-bearing liabilities    1,185,007         45,664        3.85

    Non-interest-bearing liabilities:
       Demand deposits                         163,307
       Other liabilities                        10,562
--------------------------------------------------------------------------------------
       Total liabilities                     1,358,876

    Shareholders' equity                       136,818
======================================================================================
       TOTAL LIABILITIES AND
       SHAREHOLDERS' EQUITY                 $1,495,694

       Net interest income                                    $66,686

       Net interest spread(3)                                                4.25%
======================================================================================
       NET YIELD ON EARNING ASSETS(4)                                        4.81%


  (1) Tax-exempt income on loans and investments and related yields are shown on a fully taxable equivalent basis computed using the federal statutory tax rate of 35%.

  (2) For purposes of calculating loan yields, average loan balances include nonaccrual loans.

  (3) The difference between rate earned on total interest-earning assets and rate paid on total interest bearing liabilities.

  (4) Net interest income stated on a fully taxable equivalent basis divided by average interest-earning assets.

                                                                    Thirty-Seven

BT Financial Corporation and Affiliates


         The following table provides an analysis of the changes in interest income and expense attributable to changes in volume and rate.

                                                              1998 vs 1997                         1997 vs 1996
                                                   ---------------------------------  -------------------------------------
                                                          Net                                Net
                                                     Increase     Due to changes in     Increase      Due to changes in
                                                   (Decrease)     Volume        Rate  (Decrease)      Volume        Rate
       -----------------------------------------------------------------------------  -------------------------------------
       (IN THOUSANDS)
       INTEREST INCOME
         Loans, net of unearned
              interest(1) (2)                       $  4,879    $  7,209    $ (2,330)   $  3,095    $  3,138    $    (43)
         Taxable securities                            1,343       1,037         306       2,846       2,254         592
         Non-taxable securities(1)                     3,103       3,554        (451)       (236)       (222)        (14)
         Federal funds sold                             (330)       (312)        (18)       (563)       (580)         17
         Time deposits in other banks                     (8)        (11)          3         (18)        (20)          2
       -----------------------------------------------------------------------------  -------------------------------------
              Total interest income                    8,987      11,477      (2,490)      5,124       4,570         554

       INTEREST EXPENSE
         Interest-bearing demand
              and savings deposits                       692         (31)        723        (541)       (263)       (278)
         Other time deposits                             348       1,158        (810)      3,532       3,044         488
         Federal funds purchased and securities
              sold under agreements to repurchase        178         395        (217)        633         275         358
         Short-term borrowings                           792         976        (184)         16         (17)         33
         Long-term borrowings                          3,398       4,651      (1,253)       (156)       (199)         43
       -----------------------------------------------------------------------------  -------------------------------------
              Total interest expense                   5,408       7,149      (1,741)      3,484       2,840         644
       =============================================================================  =====================================
              CHANGE IN NET INTEREST INCOME(1)      $  3,579    $  4,328    $   (749)   $  1,640    $  1,730    $    (90)

      (1) Tax-exempt income on loans and investments and related yield are shown on a fully taxable equivalent basis computed using the federal statutory tax rate of 35%.

      (2) Nonaccrual loans are included in the average outstanding balances.

      OTHER INCOME

         BT's other income growth has substantially contributed to the higher profitability of the Corporation in recent years. Total other income, excluding security gains, increased $920,000, or 7.4%, in 1998 compared to 1997. Trust income experienced the largest percentage growth of BT's other income components, up 14.6%, or $464,000 in 1998 over 1997. Traditional trust fees, along with investment management service income and employee benefit administration fees, all increased in the current year benefiting from sales-driven initiatives implemented in 1998. At year-end 1998, the market value of trust assets under management totaled $792 million compared to $601 million at year-end 1997. Service fees are the most significant component of BT's other income, generating 64.9% of total other income, excluding security gains, in 1998. Service fees increased $921,000, or 12.0%, during 1998 compared to 1997 due principally to higher ATM/debit card service income and a rise in loan insurance commissions. In 1997, BT sold its credit card portfolio to a large servicer and realized a gain of $304,000 on the sale of the associated loans. In connection with the sale, BT also sold its merchant credit card relationships, realizing a profit of $250,000. These measures were undertaken to take advantage of favorable selling opportunities in the marketplace for credit card portfolios while simultaneously eliminating the risks and expenses related to the maintenance of credit card loans. Due to the credit card portfolio sale in 1997, other income in 1998 declined $465,000, or 31.5%, compared to the prior year. In the fourth quarter of 1998, other income reflected a gain of $157,000 related to the sale of the Laurel Place property in Indiana, PA.

         Total other income, exclusive of security gains, increased $1.4 million, or 13.0% in 1997 over 1996. Trust income increased $268,000, or 9.2%, due to increased assets under management. In 1997, higher levels of deposit account fees led service fees to a $1.0 million, or 15.7%, increase over the prior year level. The sale of the credit card portfolio and BT's merchant credit card relationships added $554,000 to other income in 1997.

         Securities transactions income rose $259,000 in 1998 over 1997 as BT realized gains related to called securities and sales of U.S. federal agency securities as part of a strategy involving the selling of securities likely to be called and reinvesting the proceeds into tax-exempt municipal issues. Securities transaction income decreased $211,000 in 1997 compared to 1996 due to the sale of various stocks in 1996 of other financial institutions acquired by BT through merger and acquisition activity. Generally, securities are acquired to provide interest income and to contribute to the management of interest rate risk and liquidity and are not bought and sold for profit taking. Sales may occur periodically when funding is required for loan or deposit outflows.

      OTHER EXPENSES

         During the first quarter of 1998, several senior officers of BT elected to retire early. Certain severance and other costs associated with these retirements were approximately $337,000 and were recorded in the first quarter. The retiring officers were not replaced. BT also expensed approximately $348,000 in the first quarter of 1998 in connection with two legal settlements, their associated costs, and other legal fees related to various lawsuits. The

Thirty-Eight

                                                Financial Report to Shareholders


      settlements and their costs represented the majority of the expensed amount in the first quarter. During the fourth quarter of 1998, BT expensed $290,000 in reorganization costs related to the Peoples merger. As a result of these special charges incurred during the year, BT's 1998 earnings per share were reduced by approximately $.05.

         Total other expenses rose $2.7 million, or 5.7%, in 1998 compared to 1997. Approximately $975,000 of the increase was due to the one-time transactions mentioned earlier in this discussion. BT's efficiency ratio, exclusive of nonrecurring costs, improved to 59% in 1998 compared to 60% in 1997 and 64% in 1996. The efficiency ratio measures the ability to generate revenue in relation to expenditures. The lower ratios indicate improvement in BT's strategic goal of improving efficiency by utilizing its resources more effectively to produce revenue. Salaries and employee benefits comprised 49.2% and 49.3% of total other expenses in 1998 and 1997, respectively. Salaries and benefits increased 5.4% in 1998 due to the impact of normal merit increases, sales incentives, special charges associated with the retirement of several senior officers, and increases in hospitalization premiums. Full-time equivalent employees declined to 777 in 1998 from 799 in 1997. The reduction has resulted from a focus toward more efficient staffing levels. A branch staffing model was developed in 1998 and should benefit future periods by increasing utilization of part-time employees at the branch level. The model was designed as an efficiency measure to develop a more cost-effective delivery system by lowering costs while enhancing customer service throughout the branch network. Average assets per employee has risen to $2.2 million in 1998 compared to $2.0 million in 1997 and $1.9 million in 1996. Net occupancy and equipment expenses rose 2.2% in 1998 largely due to higher depreciation levels associated with BT's ongoing technology investments. BT consolidated four branch offices into nearby locations during the fourth quarter of 1998 as part of the Corporation's continuous efforts to review branches to determine their fit with BT's strategy of providing more efficient delivery channels. The costs associated with the branch closings did not have a material impact on BT's financial position or results of operations. During the fourth quarter of 1998, BT also announced the sale of two additional branch offices. Other operating costs increased 7.0% due in part to $348,000 in special charges mentioned earlier in this discussion related to litigation and legal settlement costs. Additionally, BT's ongoing legal expenses have increased in 1998 due to various litigation cases.

         In 1997, total other expenses declined 7.9% over 1996. Most of the decline was due to nonrecurring reorganization costs of $1.3 million paid in 1996 related to the Moxham merger and the one-time SAIF deposit insurance assessment of $1.4 million paid in 1996. Excluding one-time charges, total other expenses declined 2.9%, or $1.4 million. Cost savings and improved efficiencies from the Moxham acquisition associated with branch closings, reduced staffing levels and consolidation of various support activities were realized in 1997. Salaries and employee benefits declined due to the implementation of managed health care in 1997 offsetting salary merit increases. Full-time equivalent employees increased to 799 at year-end 1997 compared to 777 at year-end 1996 principally due to employees hired in connection with the National City branch acquisitions. Occupancy expense declined due to the closure of seven branch offices in 1996 associated with the Moxham merger. Equipment expense rose due to equipment upgrades. FDIC insurance declined due to the one-time SAIF deposit assessment in 1996. Other operating costs declined despite additional expenses related to BT's bank charter consolidation in 1997.

      PROVISION FOR INCOME TAXES

         Income before taxes decreased $728,000, or 2.7%, in 1998, to $26.2 million after a $5.3 million, or 24.6%, increase in 1997 over 1996. The effective tax rate was 30.3% in 1998 compared to 34.1% in 1997 and 33.4% in 1996.

         A substantial increase in tax-exempt securities income was primarily responsible for the decline in the effective tax rate in 1998 compared to 1997. A decrease in tax-exempt interest income contributed to the slight increase in the effective tax rate in 1997 over 1996.


3.    FINANCIAL CONDITION

      LOAN PORTFOLIO

         BT's loan portfolio is comprised of a balanced composition of commercial loans to small- to mid-sized businesses, consumer loans and residential mortgage loans. In 1998, average total loans, net of unearned interest, grew $83.2 million, or 7.7%, over 1997 to an average of $1.16 billion. At year-end 1998, total loans outstanding, net of unearned interest, were $1.22 billion, an increase of $137.2 million, or 12.7%, over year-end 1997. BT's loan growth in 1998 was primarily a result of the increased focus on sales and customer service inherent in the formation of Laurel's five local regions late in 1997. This strategy placed the decision-makers closer to their customers. The subsequent loan growth occurred across BT's portfolio in consumer, mortgage and commercial loans. Along with this growth, the corporation maintained its traditional conservative underwriting posture. Accordingly, the bank's credit quality measurements improved over the course of the year. Direct consumer lending through retail branch offices showed increases as a result of maintaining competitive pricing and highlighting Laurel's home equity product. Indirect consumer lending through Laurel's centralized dealer center showed significant increases as a result of maintaining competitive pricing and refining the service delivery through enhanced automation processes. BT will focus on generating additional consumer loan growth in 1999 by employing competitive pricing strategies and by utilizing the branch network to deliver products to customers. The mortgage origination area was able to take advantage of the strong refinance market that existed in 1998 to supplement its volume of new home finance purchases. This resulted in a record volume of mortgage loan originations. In 1999, BT is anticipating a continuation of mortgage refinancing activity due to the current low interest rate environment. In 1998, BT remained active in selling selected mortgage loans in the secondary loan market. BT will continue to sell certain mortgage loans in the future when deemed appropriate by management. Early in 1998, management determined that, with the formation of Laurel's five regions, BT's existing commercial lending personnel structure needed to be reorganized. Consequently, BT recruited several highly experienced and successful commercial lenders from large institutions to manage the commercial lending teams in each region. This was the primary factor contributing to the improvement in loan volume within the commercial loan portfolio in 1998. BT plans to target additional commercial loan growth in 1999 through focused sales and marketing efforts.

         At year-end 1997, total loans outstanding, net of unearned interest, increased $41.0 million, or 3.9%, compared to year-end 1996. Loans acquired in the National City branch acquisitions totaled approximately $5.8 million.

                                                                     Thirty-Nine

BT Financial Corporation and Affiliates


      BT's loan growth in 1997 was aided by a strong local economy, which translated into increased demand for both commercial and consumer loans. BT's higher commercial loan levels were primarily due to increased lending activity to existing commercial accounts. Consumer loan growth reflected strong automobile loan demand particularly in the first half of 1997.

         At December 31, 1998, BT's entire loan portfolio consisted of loans made to individuals and businesses located within BT's marketing region with the vast majority of these loans located in the Commonwealth of Pennsylvania. BT does not have any foreign loans. At December 31, 1998, BT did not have any loan concentrations in any category exceeding 10% of total loans.

         The following table summarizes the composition of BT's loan portfolio by types of loans at December 31 for each of the years indicated.

                                         1998         1997         1996         1995         1994
      ---------------------------------------------------------------------------------------------
           (IN THOUSANDS)
           Commercial, financial
              and agricultural     $  189,592   $  166,803   $  171,014   $  168,014   $  142,631
           Real estate                643,081      597,076      545,581      527,617      479,396
           Consumer                   415,194      375,414      380,251      379,238      323,865
      =============================================================================================
              TOTAL                $1,247,867   $1,139,293   $1,096,846   $1,074,869   $  945,892


         The following table shows BT's loan maturities by types of loans indicated, exclusive of residential and commercial real estate, consumer and lease financing loans, as of December 31, 1998.


                                                                         Maturing
                                                    -----------------------------------------------------
                                                                  After One
                                                      Within     But Within         After
                                                     One Year    Five Years    Five Years         Total
                                                     ----------------------------------------------------
                                                                      (IN THOUSANDS)
         Commercial, financial and agricultural      $127,281      $ 46,194      $ 16,117      $189,592
         Real estate construction                       9,897            --            --         9,897
      ===================================================================================================
              TOTAL                                  $137,178      $ 46,194      $ 16,117      $199,489


         Commercial, financial, and agricultural loans due after one year and having floating or adjustable rates approximated $27 million.

         BT's highly leveraged financings were not significant at December 31, 1998. Highly leveraged financings are defined as those credits that are extended for the acquisition or restructuring of an organization and are characterized by unusually high debt to total asset ratios. While it is recognized that these transactions carry a higher level of risk in some cases, Laurel may originate or participate in this type of financing from time to time.

      NONPERFORMING ASSETS AND RISK ELEMENTS

         BT's nonperforming assets constitute nonperforming loans (loans 90 days or more past due, restructured loans and nonaccrual loans), other real estate owned, and repossessed assets (primarily automobiles). BT's asset quality improved substantially in 1998. Total nonperforming assets declined $2.6 million, or 23.2%, to $8.7 million at year-end 1998 compared to $11.3 million at year-end 1997. This decline followed a $3.3 million, or 22.5% decrease at year-end 1997 compared to year-end 1996. During 1998, the programs established in 1997, such as the automated, centralized collection function with enhanced collection efforts and the creation of the Special Assets department, contributed to the decline in nonperforming loans from $9.3 million at year-end 1997 to $7.5 million at year-end 1998, a decrease of $1.8 million or 19.5%. The Special Assets department was created to concentrate on nonperforming commercial loans. Loans 90 days past due or more decreased $588,000 or 47.7%, and nonaccrual loans decreased $1.2 million or 15.7%. The decline in loans 90 days or more past due was due to a lower level of past due commercial loans in 1998 versus 1997. Nonaccrual loans decreased in 1998 due to a decline in nonaccrual commercial mortgage loans.

         Other real estate owned decreased $96,000 in 1998 compared to 1997 due to the sale of several residential and small commercial properties. Repossessed assets decreased $711,000 to $601,000 at year-end 1998 compared to $1.3 million at year-end 1997. The decrease was attributed to a reduced level of repossessions, a result of BT's effort to assist customers with their financial needs before problems arise, and successful sales of the year-end 1997 repossessed assets inventory.

Forty

                                                Financial Report to Shareholders


         The following table provides information with respect to BT's past-due loans and the components of its nonperforming assets at December 31 of each of the years indicated.

                                                            1998       1997       1996       1995       1994
      --------------------------------------------------------------------------------------------------------
         (DOLLARS IN THOUSANDS)
         Loans 90-days or more past due                  $   644    $ 1,232    $   991    $ 2,186    $ 1,358
         Restructured loans                                  264        266        317        318        675
         Nonaccrual loans                                  6,544      7,762     11,376      5,024      4,461
      --------------------------------------------------------------------------------------------------------
           Total nonperforming loans                       7,452      9,260     12,684      7,528      6,494

         Other real estate owned                             614        710      1,023        912        116
         Repossessed assets                                  601      1,312        851        318        177
      ========================================================================================================
           TOTAL NONPERFORMING ASSETS                    $ 8,667    $11,282    $14,558    $ 8,758    $ 6,787

           Nonperforming loans as a percent of total
              loans, net of unearned interest               0.61%      0.86%      1.22%      0.73%      0.72%


         Reviews of the commercial loan and commercial mortgage portfolios are conducted by Credit Department personnel to systematically evaluate the quality of the portfolio, to detect problems, and to provide an early warning system for loan deterioration. The accrual of interest on loans is discontinued when, in management's judgement, it is determined that the collectibility of interest, but not necessarily principal, is doubtful. Generally, commercial loans and residential mortgages are placed on a nonaccrual status when they become 90-days past due as to principal or interest. In previous years, no specific period of delinquency triggered nonaccrual status for consumer loans, however, in 1996 management instituted a policy of generally placing consumer loans on nonaccrual status when they become 120-days past due. Consumer loans normally are charged-off within 150 days of delinquency, when they are determined to be uncollectible and all collateral securing the loans has been liquidated.

         Interest income of $899,000, $895,000 and $1,475,000 would have been recorded in 1998, 1997 and 1996, respectively, if nonaccrual and restructured loans were on a current basis in accordance with their original terms. Interest income of $303,000, $323,000 and $562,000 on nonaccrual and restructured loans was recorded in each of the years of 1998, 1997 and 1996, respectively. A loan generally remains on nonaccrual status until it becomes current as to principal and interest, except for consumer loans, which are returned to accrual status when they become less than 120 days past due. Loans determined to be uncollectible are charged off against the reserve for loan losses. A loan is classified as restructured when the terms have been modified because of deterioration in the financial position of the borrowers to provide for a reduction of either interest or principal.

         The Corporation's Credit Department analyzes the financial stability of all large borrowers and pays particular attention to resolving certain problem or classified loans. A loan is generally considered classified due to a deterioration in the financial performance of the borrower. The Corporation had internally classified loans (other than non-performing loans) totaling $19.8 million at December 31, 1998 compared to $11.8 million at December 31, 1997. However, these loans are currently performing, and based on a loan-by-loan review, historical performance, and current economic conditions, management does not expect any significant amount of classified loans to deteriorate to nonaccrual status. Classified loans are reviewed monthly by BT's and Laurel's Board of Directors.

      RESERVE FOR LOAN LOSSES

         The reserve for loan losses totaled $11.0 million at December 31, 1998 compared to $9.9 million at December 31, 1997 and $9.8 million at December 31, 1996. The reserve for loan losses is increased by provisions charged to earnings and is reduced by charge-offs, net of recoveries. The reserve for loan losses, as a percent of loans, net of unearned interest was .90% at year-end 1998 compared to .91% and .94% at year-end 1997 and 1996, respectively. Net charge-offs increased $698,000 in 1998 to $4.9 million, mainly due to a higher level of commercial mortgage charge-offs. BT does not believe the increase in net charge-offs in 1998 is indicative of a deteriorating trend in the remainder of the loan portfolio. Consumer and commercial loan charge-offs in 1998 were consistent with 1997 levels. In 1997, net charge-offs increased $1.2 million over 1996 to $4.2 million. The higher level was related to increased credit losses associated with various commercial loans. The ratio of net charge-offs to average loans, net of unearned discount, was .42% in 1998 compared to .39% in 1997 and .28% in 1996. The provision for loan losses increased to $5.9 million in 1998 compared to $4.2 million in 1997 and $2.4 million in 1996 due to increased charge-offs. The coverage ratio (reserve to nonperforming loans) improved to 1.5x in 1998 from 1.1x in 1997 due to a lower level of nonperforming loans in 1998. Management believes the reserve is adequate to cover losses inherent in the current loan portfolio. However, there can be no assurance that the Corporation will not incur losses in future periods which could be substantial in relation to the size of the reserve or in relation to the estimates set forth herein.

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

                                                                       Forty-One

BT Financial Corporation and Affiliates


      Management's final assessment of the adequacy of the reserve involves considerations which are essentially judgmental and are not subject to mathematical formulation.

         The following table summarizes the activity in BT's reserve for loan losses for each of the years indicated.


      Years ended December 31,                                 1998            1997            1996            1995            1994
      ------------------------------------------------------------------------------------------------------------------------------
      (DOLLARS IN THOUSANDS)
      ------------------------------------------------------------------------------------------------------------------------------
              TOTAL LOANS OUTSTANDING
              AT PERIOD END
              (net of unearned interest)                $ 1,218,186     $ 1,080,967     $ 1,039,937     $ 1,025,238     $   904,944

           Reserve for loan losses
              at beginning of year                      $     9,882     $     9,805     $    10,158     $     9,179     $     8,942

           Reserve of acquired banks                             --              --             159             849              --

           Loans charged off:
              Commercial, financial and agricultural         (1,669)         (1,639)           (664)           (525)           (285)
              Real estate                                    (1,059)           (333)           (261)           (170)           (248)
              Consumer                                       (2,504)         (2,589)         (2,599)         (1,096)           (813)
      ------------------------------------------------------------------------------------------------------------------------------
                  Total loans charged off                    (5,232)         (4,561)         (3,524)         (1,791)         (1,346)

           Recoveries of loans previously charged off:
           Commercial, financial and agricultural                49              71             146              29             171
           Real estate                                            6               7              57              80              36
           Consumer                                             326             330             368             246             208
      ------------------------------------------------------------------------------------------------------------------------------
                  Total recoveries                              381             408             571             355             415

      Net loans charged off                                  (4,851)         (4,153)         (2,953)         (1,436)           (931)
      ------------------------------------------------------------------------------------------------------------------------------
           Additions to reserve charged to operations         5,940           4,230           2,441           1,566           1,168
      ==============================================================================================================================
              RESERVE FOR LOAN LOSSES
              AT YEAR END                               $    10,971     $     9,882     $     9,805     $    10,158     $     9,179

           Ratio of net charge-offs during year
              to average loans, net of
              unearned interest                                0.42%           0.39%           0.28%           0.15%           0.11%

           Reserve for loan losses as a percent
              of loans, net of unearned interest               0.90%           0.91%           0.94%           0.99%           1.01%

           Reserve for loan losses
              to nonperforming loans                            1.5x            1.1x            0.8x            1.3x            1.4x


         The following table summarizes the allocation of the reserve for loan losses at December 31 for the years indicated.



                                     1998               1997               1996               1995               1994
                               -----------------  ----------------    ---------------    ---------------   ----------------
                                           % of               % of               % of               % of               % of
                                          Loans              Loans              Loans              Loans              Loans
                                       to Total           to Total           to Total           to Total           to Total
                                Amount    Loans    Amount    Loans    Amount    Loans    Amount    Loans    Amount    Loans
                               -----------------  ----------------   ----------------   ----------------   ----------------
      (DOLLARS IN THOUSANDS)
      Commercial, financial
         and agricultural      $ 2,429     15.2%   $2,102     14.6%   $2,449     15.6%  $ 2,936     15.6%   $3,492     15.1%
      Real estate                3,447     51.5     3,236     52.4     3,176     49.7     2,705     49.1     2,298     50.7
      Consumer                   2,609     33.3     2,480     33.0     1,831     34.7     1,687     35.3     2,147     34.2
      Unallocated                2,486       --     2,064       --     2,349       --     2,830       --     1,242       --
      ==========================================  =================  =================  =================  ================
         Total reserve         $10,971    100.0%   $9,882    100.0%   $9,805    100.0%  $10,158    100.0%   $9,179    100.0%


         Not withstanding the foregoing allocations, the entire reserve for loan losses is available to absorb charge-offs in any category of loans.

Forty-Two

                                                Financial Report to Shareholders


      SECURITIES PORTFOLIO

         BT's securities portfolio consists primarily of debt securities used to provide interest income and liquidity to the Corporation and to contribute to the management of interest rate risk. The portfolio does not contain any derivative investments or any investments in hedge funds. Throughout 1998, BT's investment portfolio was impacted by calls of various securities. Based on the market outlook, a strategy was utilized in 1998 to invest in additional securities prior to the actual call dates of existing securities. This strategy allowed BT to capture higher yields on securities purchased before interest rates declined later in the year. More securities were purchased in 1998 as part of a balance sheet leveraging plan that enabled BT to enhance net interest income by utilizing favorably priced wholesale funding. As a result, average securities increased $59.4 million, or 16.8%, in 1998 compared to 1997. The higher level in 1998 was principally due to purchases of municipal securities and U.S. federal agency securities. At December 31, 1998, securities totaled $346.6 million compared to $385.8 million at December 31, 1997, a 10.2% decrease. The year-over-year decline reflects the use of proceeds from maturing securities in the fourth quarter of 1998 funding robust loan demand. Gross unrealized holding gains on securities available-for-sale, net of gross unrealized holding losses, totaled $2.5 million at year-end 1998 compared to $1.1 million at year-end 1997. Total securities were $385.8 million at year-end 1997, a $64.4 million, or 20.0%, increase over year-end 1996. The higher level in 1997 was primarily due to the purchase of various securities in connection with funding provided by $69.7 million in deposits acquired from the National City branches. The yield on the securities portfolio, on a fully taxable equivalent basis, was 6.76% in 1998 compared to 6.64% in 1997 and 6.50% in 1996.



         The following table summarizes the carrying value of BT's securities portfolio at December 31 for each of the years indicated.


                                                                                     1998            1997          1996
                ----------------------------------------------------------------------------------------------------------
                (IN THOUSANDS)
                U.S. Treasury and other U.S. Government agencies
                   Available-for-sale                                            $160,417        $185,427      $192,074
                   Held-to-maturity                                                72,307         180,870       106,774
                States and political subdivisions
                   Available-for-sale                                              93,952           7,069         9,863
                   Held-to-maturity                                                    --           4,894         4,779
                Other securities available-for-sale                                19,922           7,512         7,894
                ==========================================================================================================
                   TOTAL                                                         $346,598        $385,772      $321,384


         The following table summarizes the amortized cost and weighted average yields of BT's securities portfolio at December 31, 1998 by maturities of investments.


                                                                          After One But       After Five But
                                                  Within One Year       Within Five Years    Within Ten Years      After Ten Years
                                               --------------------  --------------------  -------------------  --------------------
                                                 Amount    Yield(1)     Amount   Yield(1)    Amount   Yield(1)    Amount    Yield(1)
      -------------------------------------------------------------  --------------------  -------------------  --------------------
      (DOLLARS IN THOUSANDS)
      Securities held-to-maturity:
          U.S. Treasury and other
            U.S. Government agencies           $     --      --%      $ 72,307    6.94%    $     --      --%     $     --      --%

      Securities available-for-sale:
          U.S. Treasury and other
            U.S. Government agencies             21,610    6.26         13,347    6.44      124,047    6.57            --      --
          States and political subdivisions(2)    1,685    6.84          3,045    7.05       20,581    6.21        67,649    7.33
          Other securities                          124    9.24            305    6.82          681    7.24        18,744    6.27
      =============================================================  ====================  ===================  ====================
            TOTAL                              $ 23,419    6.31%      $ 89,004    6.87%    $145,309    6.52%     $ 86,393    7.10%


  (1) Weighted average yield is based on yield to maturity, which is the discount or premium rate that makes the present value of a bond's cash flow to maturity equal to the bond's market price.

  (2) Yields on tax-exempt securities were computed on a fully taxable equivalent basis using the federal statutory tax rate of 35%.

      DEPOSITS

         BT's primary funding source is its deposits. Average total deposits were $1.39 billion in 1998 compared to $1.35 billion in 1997 and $1.30 billion in 1996. At December 31, 1998, total deposits were $1.39 billion compared to $1.38 billion at December 31, 1997, a $17.7 million, or 1.3% increase. The higher level was due to a $27.5 million, or 15.0%, increase in non-interest-bearing deposits. A decline of $9.7 million, or .8%, occurred in the level of interest-bearing deposits. The changes within the mix of total deposits reflect BT's strategy of emphasizing growth in non-interest-bearing demand deposits and other low cost deposits. Additionally, BT has chosen a non-aggressive pricing approach

                                                                     Forty-Three

BT Financial Corporation and Affiliates



      relative to certain certificates of deposit. BT has experienced some shifting of existing lower cost funds to higher rate time deposits, reflecting customer bias to capture increased interest income. BT anticipates similar trends will occur in 1999. BT will focus efforts to increase non-interest-bearing checking accounts in 1999 through various marketing approaches. BT will also strive to increase deposits by leveraging its commercial banking relationships to capture more business accounts. At December 31, 1997, total deposits increased $83.7 million, or 6.5%, compared to December 31, 1996. The increase was principally due to $69.7 million in deposits acquired from three branches of National City on June 6, 1997. BT faces competition from banks, savings and loans, credit unions and other financial companies for deposits.

         The daily average amount of BT's deposits and the average rate paid on such deposits are summarized in the following table.


      Years Ended December 31,                                  1998                       1997                       1996
      --------------------------------------------------------------------        ---------------------      ---------------------
                                                         Amount      Rate             Amount      Rate           Amount     Rate
                                                     ---------------------        ---------------------      ---------------------
      (DOLLARS IN THOUSANDS)
          Non-interest-bearing demand deposits       $  193,168       --%         $  173,015       --%       $  163,307      --%
          Interest-bearing demand deposits              206,986      1.9             189,555      1.5           188,458     1.5
          Savings deposits                              234,177      1.3             253,754      1.3           272,414     1.5
          Time deposits                                 751,459      5.3             730,209      5.5           673,632     5.4
      ====================================================================        =====================      =====================
             TOTAL                                   $1,385,790                   $1,346,533                 $1,297,811


         The maturity schedule of BT's time certificates of deposit of $100,000 or more at December 31, 1998 is summarized below.


                          TIME CERTIFICATES OF DEPOSIT
                                 (IN THOUSANDS)

              3 months or less ............................$ 52,262
              Over 3 through 6 months......................  23,948
              Over 6 through 12 months.....................  32,125
              Over 12 months ..............................  11,322
              =====================================================
                  Total                                    $119,657


      SHORT-TERM BORROWINGS

         The following table summarizes the distribution of BT's short-term borrowings, which are comprised of federal funds purchased, securities sold under agreements to repurchase, and other short-term borrowings. Repurchase agreements consist of retail repurchase agreements with terms of overnight to 29 days and repurchase agreements with the Federal Home Loan Bank (FHLB). Also shown are the maximum amount of borrowings, the average amount of borrowings, and the weighted average interest rates paid on such borrowings for the last three years. During 1998, the average balance of short-term borrowings increased $22.4 million, or 58.5%, due principally to an increased level of FHLB borrowings which supported loan growth and securities purchases during the year.


                                                                                      1998           1997          1996
                -----------------------------------------------------------------------------------------------------------
                (DOLLARS IN THOUSANDS)
                Amount outstanding at year end                                    $ 37,258        $38,184       $40,688
                Weighted average interest rate at year end                            3.07%          5.15%         3.27%
                Maximum amount outstanding at any month end                        118,468         82,720        42,526
                Average amount outstanding during the year                          60,768         38,345        31,483
                Weighted average interest rate during the year                        4.73%          4.97%         3.99%
                -----------------------------------------------------------------------------------------------------------


      CAPITAL RESOURCES

         BT's primary source of capital has historically been retained earnings. Other sources may include the sale of common stock, long-term borrowings, and issuances of stock in connection with acquisitions. BT has developed a capital planning policy to ensure current capital adequacy and to plan for future needs. The general objective of the policy is to manage the capital position, not only to ensure compliance with regulations, but also to ensure capital adequacy for future expansion.

         The Corporation and its predecessor, Bank and Trust, have increased dividends for 31 consecutive years. Common dividends paid per share were $.72 in 1998 and $.63 in 1997. A common dividend of $.19 was declared for the first quarter of 1999.

         BT Common Stock attained a 165% total cumulative return during the five-year period from December 31, 1993 to December 31, 1998, assuming reinvestment of all dividends. BT's historical stock price performance is not necessarily indicative of future price performance. The market price of BT Common Stock at December 31, 1998 was $27.38, compared to $25.50 (adjusted for the 1998 2-for-1 stock split effected in the form of a stock dividend) at December 31, 1997.

Forty-Four

                                                Financial Report to Shareholders


      LIQUIDITY AND MARKET RISK MANAGEMENT

      Liquidity

         Liquidity focuses on the availability and price of funds in the market. Liquidity can be provided by either assets or liabilities. For BT, the primary sources of asset liquidity are cash, cash equivalents and maturing investments. Liability sources of liquidity include short- and long-term borrowings and the acquisition and growth of deposits. At December 31, 1998, cash and due from banks totaled $57.5 million compared to $53.2 million in 1997. Securities due to mature within one year were $23.4 million at December 31, 1998 compared to $39.3 million in 1997. Short-term borrowings at year-end 1998 totaled $37.3 million compared to $38.2 million in 1997. Long-term borrowings at year-end 1998 were $100.0 million versus $14.3 million at year-end 1997.

         Laurel is a member of the FHLB. The FHLB provides an additional source of both short- and long-term funding, special funding for low-income housing lending, and various other correspondent bank services. The Corporation believes it has sufficient funding sources available from financial institutions and the financial markets should the need for additional funding develop.

         Liquidity can be further analyzed by utilizing the Consolidated Statement of Cash Flows. During 1998, net cash provided by financing activities was $93.2 million. This was primarily due to net increases in long-term borrowings of $85.7 million and deposits of $17.7 million partially offset by a decrease in short-term borrowings of $1.2 million and payments for dividends of $9.3 million. Net cash used in investing activities was $120.4 million, consisting primarily of a $150.1 million increase in loans and a $15.2 million increase in federal funds sold offset by a $40.5 million decrease resulting from securities transactions. Net cash provided by operating activities was $31.5 million. Overall, cash and cash equivalents increased $4.3 million at year-end 1998 compared to year-end 1997.

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



         The following table sets forth, in summary form, BT's repricing analysis at December 31, 1998.


                                                                                         Non-rate
                                                                                        sensitive
                                                    0-90        91-365      Over 1-5     and over
         (IN THOUSANDS)                             days          days         years      5 years         Total
         --------------------------------------------------------------------------------------------------------
           Loans                              $  278,678    $  224,293    $  462,840   $  252,375    $1,218,186
           Securities                             17,460         6,272        85,473      237,393       346,598
           Other interest-earning assets          17,057            --            --           --        17,057
         --------------------------------------------------------------------------------------------------------
              Total interest-earning assets      313,195       230,565       548,313      489,768     1,581,841
           Other assets                               --            --            --      120,487       120,487
         ========================================================================================================
              TOTAL ASSETS                    $  313,195    $  230,565    $  548,313   $  610,255    $1,702,328

           Demand deposits                    $   77,019  $         --   $        --   $  359,593    $  436,612
           Savings deposits                       12,656         1,091            --      209,281       223,028
           Interest-bearing time deposits        210,241       363,836       145,250       14,053       733,380
           Short-term borrowings                  37,258            --            --           --        37,258
           Long-term borrowings                        5        50,016        50,010           --       100,031
           Other liabilities                          --            --            --        8,436         8,436
           Shareholders' equity                       --            --            --      163,583       163,583
         ========================================================================================================
              TOTAL LIABILITIES AND
              SHAREHOLDERS' EQUITY            $  337,179    $  414,943    $  195,260   $  754,946    $1,702,328

           Net interest sensitivity gap       $  (23,984)   $ (184,378)   $  353,053   $ (144,691)       $   --

           Net cumulative interest gap        $  (23,984)   $ (208,362)   $  144,691        $  --        $   --



         The information on the above table indicates the potential for interest rate adjustment on only a one-day position at year-end 1998. Loans and securities are based upon contractual repayments and maturities. Included in demand deposits are non-interest-bearing checking accounts, interest-bearing checking accounts, and money market investment accounts. Based on historical experience, it is assumed that demand deposits and savings deposits are stable core deposits.

         While this static evaluation of interest rate sensitivity is useful, the repricing of various categories of assets and liabilities is subject to competitive and other pressures in each category of asset or liability. Accordingly, both the timing and magnitude of repricing may vary significantly, depending on the asset or liability as interest rates change.

                                                                      Forty-Five

BT Financial Corporation and Affiliates


      Therefore, static gap is not necessarily indicative of changes in net interest income that would actually occur due to changing market interest rates. As a result of these gap limitations, BT complements this analysis and puts considerable emphasis on computer simulations that incorporate a range of possible changes in the balance sheet, product pricing, and yield-curve movements to project the impact of changing interest rates on earnings.

         One way to analyze interest-rate risk is to calculate the volume difference between interest rate sensitive assets and interest rate sensitive liabilities and then measure the effect a one-time, parallel yield curve shift of 200 basis points would have on net interest income. Except for accounts that are contractually variable rate products at specified intervals, demand deposits and savings deposits are considered non-rate sensitive given a 200 basis point yield curve shift. At December 31, 1998, BT's simulation analysis indicated that a 200 basis point decrease in interest rates would virtually have no impact on projected net interest income. Conversely, the simulation analysis indicated that a 200 basis point increase in rates would reduce projected net interest income by approximately $1.2 million over the same period. This low variance is within BT's policy guidelines. If these scenarios actually would occur, BT would likely take some actions to mitigate its exposure to the interest rate changes.

      INFLATION

         Assets and liabilities of a financial institution are monetary in nature. Accordingly, interest rates, which generally move with the rate of inflation, have potentially the most significant effect on BT's net interest income. BT attempts to limit inflation's impact on net interest spread through effective asset/liability management.

      RECENT DEVELOPMENTS

         Accounting Pronouncements

         In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."The statement, effective for fiscal years beginning after December 15, 1997, establishes standards for the way public enterprises report information about operating segments in annual financial statements and interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. BT adopted SFAS No. 131 for fiscal year 1998 reporting and concluded that no additional disclosures were required in its financial statements. Since SFAS No. 131 is a disclosure based statement, the adoption did not have any impact on BT's financial position or results of operations.

         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires, among other things, that an entity recognizes all derivatives as either assets or liabilities in the statement of financial condition and measures those instruments at fair value. The statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Since BT does not currently use derivative financial instruments, the standard will not have any material impact on BT's financial position or results of operations upon adoption.

      YEAR 2000 READINESS DISCLOSURE

         In 1996, BT created a special task force to analyze any Year 2000 issues pertaining to BT's business and operations. Year 2000 issues refer to uncertainties regarding the ability of various software systems to interpret dates correctly after the beginning of the Year 2000. BT utilizes and is dependent upon data processing systems and software in its normal course of business. BT is in the process of: (1) ongoing analysis of its information systems and vendor supplied application systems to address any Year 2000 issues, (2) correcting or replacing all non-compliant critical applications, (3) testing or certifying its mission critical systems, (4) evaluating the potential effects of Year 2000 issues on both the customers and vendors of Laurel and the Trust Company, and (5) developing Year 2000 contingency and business resumption plans.

         The ongoing process of analyzing BT's information systems involves internal testing of computer hardware and software and the modification and/or replacement of such systems if necessary. BT is also assessing its noncomputer (non-IT) systems for year 2000 compliance. These non-IT systems such as ATM machines and security systems typically utilize embedded technology, such as microcontrollers, which could contain a date element. BT met its goal of completing renovations of all mission critical systems and applications by the end of 1998. While BT is taking all appropriate steps to assure Year 2000 compliance, it is dependent on its information systems vendor's compliance to a large extent. BT is requiring systems and software vendors to represent that the services and products provided are, or will be, Year 2000 compliant and are tested for such compliance. Currently, 81% of the mission critical systems that BT and its affiliates utilize have been certified by the respective vendor or service provider as being Year 2000 compliant, and additionally, 19% that are not yet certified have a renovation plan in place to become compliant. Successful internal unit testing or other internal certification has been performed on 82% of these systems and is expected to be substantially completed by June 30, 1999. BT's mainframe system, as well as BT's core business application software packages, have been certified by the respective vendors for Year 2000 compliance. Contingency planning efforts, specific to critical systems and applications, are underway in the event that primary systems, although certified, are deemed inadequate for processing after the beginning of the Year 2000. BT is developing a liquidity plan to address any funding needs related to Year 2000 issues. BT has also contacted its utility service suppliers and requested written assurance of their Year 2000 compliancy. BT's task force will assess these vendor relationships upon determination of each vendor's Year 2000 readiness. The failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could materially and adversely affect the Corporation's results of operations, liquidity and capital resources. Although BT believes that it will be adequately prepared for potential Year 2000 risks, the Corporation is unable to determine at this time whether the consequences of Year 2000 failures will have a material

Forty-Six

                                                Financial Report to Shareholders



      impact on the Corporation's results of operations, liquidity or capital resources, due to the general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 readiness of third-party suppliers and customers.

         BT estimates that the total cumulative cost of this process will approximate $756,000, which includes costs associated with modifying the systems as well as the cost of purchasing or leasing certain hardware and software. Purchased hardware and software will be capitalized in accordance with normal policy. Personnel and all other costs related to this process are being expensed as incurred. Currently, approximately $521,000 of the estimated total cumulative cost has been expended. The total cost of this process and the expected completion dates are based on management's best estimates and are believed to be reasonably accurate. The expenditure is not expected to be material to the Corporation's business, operations or financial condition and should have no material impact on the Corporation's results of operations, liquidity or capital resources.

         BT's process of evaluating potential effects of Year 2000 issues on customers of Laurel is 100% complete, and at this time BT has not identified any potentially adverse effects of Year 2000 problems on Laurel's loan customers. Reassessments on medium and high risk loan customers are currently being performed and should be completed by April 30, 1999. The failure of a commercial bank customer to prepare adequately for Year 2000 compatibility could have a significant adverse effect on such customer's operations and profitability, in turn inhibiting its ability to repay loans in accordance with their terms to Laurel. Information will continue to be accumulated from customers of Laurel to enable BT to assess the degree to which customers' operations are susceptible to potential problems.


MANAGEMENT'S REPORT ON INTERNAL CONTROL

         Management has assessed its internal control structure over financial reporting as of December 31, 1998. The assessment was based on criteria for effective internal control over financial reporting described in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management believes that the Corporation maintained an effective internal control structure over financial reporting as of December 31, 1998.




                                            /s/ JOHN H. ANDERSON
                                            ------------------------------------
                                            John H. Anderson
                                            Chairman and Chief Executive Officer


                                            /s/ MARK L. SOLLENBERGER
                                            ------------------------------
                                            Mark L. Sollenberger
                                            Executive Vice President
                                            and Chief Financial Officer


                                                                     Forty-Seven