Form 10-K, Exhibit 13
period 1999-12-31
BT FINANCIAL CORP
filed 2000-03-29
CIK 716459

[PRICEWATERHOUSECOOPERS LOGO]

REPORT OF INDEPENDENT ACCOUNTANTS



TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF BT FINANCIAL CORPORATION:


In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statement of income, cash flows, changes in shareholders' equity, and comprehensive income present fairly, in all material respects, the financial position of BT Financial Corporation and affiliates at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of First Philson Financial Corporation on July 14, 1999 in a transaction accounted for as a pooling of interests, as described in Note 2 to the consolidated financial statements. We did not audit the financial statements of First Philson Financial Corporation, which statements reflect total assets of $213,607,000 as of December 31, 1998 and net interest income of $9,131,000 and $8,702,000 for each of the two years in the period ended December 31, 1998. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for First Philson Financial Corporation, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP


Pittsburgh, Pennsylvania
January 25, 2000

                                            FINANCIAL REPORT TO SHAREHOLDERS 17

BT FINANCIAL CORPORATION AND AFFILIATES
CONSOLIDATED BALANCE SHEET
(in thousands, except share data)

---------------------------------------------------------------------------------------------------
DECEMBER 31                                                              1999              1998
---------------------------------------------------------------------------------------------------
ASSETS
---------------------------------------------------------------------------------------------------
      Cash and cash equivalents                                       $   65,812        $  67,823
      Interest-bearing deposits with banks                                   136               57
      Federal funds sold                                                  49,000           19,700

      Securities available-for-sale, at market value                     359,883          316,954
      Securities held-to-maturity (market values of $1,983 at
            December 31, 1999, and $119,697 at December 31, 1998)          1,999          118,861
      ---------------------------------------------------------------------------------------------
                  Total securities                                       361,882          435,815
                                                                      -----------------------------

      Loans                                                            1,529,696        1,355,818
            Less:
                  Unearned interest                                       14,872           30,077
                  Reserve for loan losses                                 15,654           13,702
      ---------------------------------------------------------------------------------------------
                  Net loans                                            1,499,170        1,312,039
                                                                      -----------------------------

      Premises and equipment                                              29,265           32,177
      Accrued interest receivable                                         12,660           13,174
      Other assets                                                        42,747           35,123
      ---------------------------------------------------------------------------------------------
                  Total assets                                        $2,060,672       $1,915,908
                                                                      =============================

---------------------------------------------------------------------------------------------------
LIABILITIES
---------------------------------------------------------------------------------------------------
      Deposits:
            Non-interest-bearing                                      $  241,293        $ 234,790
            Interest-bearing                                           1,353,826        1,343,360
      ---------------------------------------------------------------------------------------------
                  Total deposits                                       1,595,119        1,578,150

      Federal funds purchased and securities sold
            under agreements to repurchase                                37,607           36,880
      Short-term borrowings                                               78,750            2,319
      Accrued interest payable                                             7,840            6,300
      Other liabilities                                                    6,319            3,083
      Long-term borrowings                                               150,010          100,031
      ---------------------------------------------------------------------------------------------
                  Total liabilities                                    1,875,645        1,726,763
                                                                      -----------------------------

      Commitments and contingencies                                           --               --

SHAREHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------
      Preferred stock:
            No par value; Authorized shares, 2,000,000                        --               --
      Common stock:
            Par value, $5.00; Authorized shares, 25,000,000
                  Shares issued; 16,683,294 at December 31, 1999,
                  and 16,684,294 at December 31, 1998                     83,416           79,449
      Capital surplus                                                     58,956           45,470
      Retained earnings                                                   53,666           62,220
      Treasury stock at cost, 1,000 shares at December 31, 1998               --              (24)
      Accumulated other comprehensive (loss) income                      (11,011)           2,030
      ---------------------------------------------------------------------------------------------
                  Total shareholders' equity                             185,027          189,145
                                                                      -----------------------------

---------------------------------------------------------------------------------------------------
                  Total liabilities and shareholders' equity          $2,060,672       $1,915,908
                                                                      =============================

The accompanying notes are an integral part of the consolidated financial statements.

18 BT FINANCIAL CORPORATION AND AFFILIATES

BT FINANCIAL CORPORATION AND AFFILIATES
CONSOLIDATED STATEMENT OF INCOME
(in thousands, except shares and per share data)

-------------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31                                                1999            1998           1997
-------------------------------------------------------------------------------------------------------------
INTEREST INCOME
      Loans, including fees                                           $116,038      $106,593       $101,413
      Securities:
            Taxable                                                     17,752        27,918         26,484
            Tax-exempt                                                   5,328         3,327          1,304
      Deposits with banks                                                    8            29             32
      Federal funds sold                                                 1,039         1,059          1,280
      -------------------------------------------------------------------------------------------------------
            Total interest income                                      140,165       138,926        130,513
                                                                    -----------------------------------------

-------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE
      Deposits                                                          48,731        52,924         51,872
      Federal funds purchased and securities
            sold under agreements to repurchase                          1,351         1,986          1,793
      Short-term borrowings                                              2,272         1,001            210
      Long-term borrowings                                               7,130         4,510          1,112
      -------------------------------------------------------------------------------------------------------
            Total interest expense                                      59,484        60,421         54,987
                                                                    -----------------------------------------

-------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME                                                     80,681        78,505         75,526
      Provision for loan losses                                          6,099         5,984          4,250
      -------------------------------------------------------------------------------------------------------
            Net interest income after provision for loan losses         74,582        72,521         71,276
                                                                    -----------------------------------------

-------------------------------------------------------------------------------------------------------------
OTHER INCOME
      Trust income                                                       4,032         3,651          3,187
      Fees for other services                                           10,402         9,627          8,685
      Net securities gains                                                  86           460            195
      Other income                                                       1,712         1,023          1,507
      -------------------------------------------------------------------------------------------------------
            Total other income                                          16,232        14,761         13,574
                                                                    -----------------------------------------

-------------------------------------------------------------------------------------------------------------
OTHER EXPENSES
      Salaries and wages                                                23,792        23,515         22,847
      Pension and other employee benefits                                5,148         4,939          4,120
      Net occupancy expense                                              4,889         4,638          4,773
      Equipment expense                                                  5,908         5,808          5,386
      F.D.I.C. insurance                                                   279           292            289
      Amortization of intangible assets                                  2,095         2,095          2,020
      Reorganization expense                                             4,204           290             --
      Other operating expense                                           14,999        15,671         14,714
      -------------------------------------------------------------------------------------------------------
            Total other expenses                                        61,314        57,248         54,149
                                                                    -----------------------------------------

-------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                              29,500        30,034         30,701
      Provision for income taxes                                         8,686         8,975         10,223
-------------------------------------------------------------------------------------------------------------
      NET INCOME                                                       $20,814       $21,059        $20,478
                                                                    =========================================

-------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE
      Basic:
            Earnings per share                                          $ 1.25        $ 1.26         $ 1.23
            Weighted average shares outstanding                     16,683,294    16,683,924     16,684,344
      Diluted:
            Earnings per share                                          $ 1.25        $ 1.26         $ 1.23
            Weighted average shares outstanding                     16,683,682    16,683,924     16,684,344
      Dividends paid per common share                                   $  .71        $  .61         $  .53


The accompanying notes are an integral part of the consolidated financial statements.

                                         FINANCIAL REPORT TO SHAREHOLDERS     19

BT FINANCIAL CORPORATION AND AFFILIATES
CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands)

----------------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31                                                      1999         1998         1997
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                               $20,814      $21,059      $20,478
      Adjustments to reconcile net income to net cash
        provided by operating activities:
            Provision for loan losses                                         6,099        5,984        4,250
            Provision for depreciation and amortization                       4,508        4,811        4,403
            Amortization of intangible assets                                 2,095        2,095        2,020
            Amortization of premium, net of accretion
               of discount on loans and investments                            (192)         459           37
            Deferred income taxes                                            (1,219)        (636)          94
            Gain from sale of branches                                         (609)          --           --
            Realized net securities gains                                       (86)        (460)        (195)
            Proceeds from sales of loans                                     14,491        8,096       11,845
            Decrease (increase) in interest receivable                          514          (63)      (2,377)
            Increase (decrease) in interest payable                           1,540         (188)         438
            Equity in loss of limited partnerships                               73          115          117
            Other assets and liabilities, net                                 1,979        1,401       (1,258)
-----------------------------------------------------------------------------------------------------------------
            Net cash provided by operating activities                        50,007       42,673       39,852
                                                                           --------------------------------------

-----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
      Proceeds from sales of securities                                      15,057       45,340       10,926
      Repayments and maturities of securities available-for-sale             42,086       99,703       78,788
      Repayments and maturities of securities held-to-maturity               79,193      131,332       72,268
      Purchase of securities available-for-sale                             (75,819)    (224,675)     (99,205)
      Purchase of securities held-to-maturity                                (6,726)     (22,478)    (125,044)
      Net (increase) decrease in interest-bearing deposits
         with banks                                                             (79)         878         (601)
      Net (increase) decrease in federal funds sold                         (29,300)      (9,000)       7,100
      Net increase in loans                                                (207,364)    (152,403)     (56,758)
      Purchases of premises and equipment and other                            (987)      (3,483)      (3,551)
      Net increase in investment in limited partnership                        (295)      (1,434)        (181)
      Purchase of branches, net of cash acquired                                 --           --       58,819
      -----------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                             (184,234)    (136,220)     (57,439)
                                                                           --------------------------------------

-----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
      Net increase in deposits                                               16,969       28,630       14,762
      Net increase (decrease) in federal funds purchased
         and securities sold under agreements to repurchase                     727       (1,107)         141
      Net increase (decrease) in short-term borrowings                       76,431       (1,226)      (1,310)
      Common dividends paid                                                 (11,890)     (10,196)      (8,850)
      Purchase of treasury stock                                                 --          (24)          --
      Proceeds from long-term borrowings                                     50,000      100,000           --
      Payments on long-term borrowings                                          (21)     (14,304)      (2,875)
      Other                                                                      --           --           (3)
      -----------------------------------------------------------------------------------------------------------
         Net cash provided by financing activities                          132,216      101,773        1,865
                                                                           --------------------------------------

      (Decrease) increase in cash and cash equivalents                       (2,011)       8,226      (15,722)
      Cash and cash equivalents at beginning of year                         67,823       59,597       75,319
      -----------------------------------------------------------------------------------------------------------
         Cash and cash equivalents at end of year                           $65,812      $67,823      $59,597
                                                                           ======================================

-----------------------------------------------------------------------------------------------------------------
      Supplemental disclosure of cash flow information:
      Cash paid during the year for:
         Interest on deposits and other borrowings                          $57,944      $60,609      $54,549
         Federal income taxes, net of refunds                                 9,524        8,751       11,329


The accompanying notes are an integral part of the consolidated financial statements.

20 BT FINANCIAL CORPORATION AND AFFILIATES

BT FINANCIAL CORPORATION AND AFFILIATES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY for the years ended December 31, 1999, 1998, and 1997
(in thousands, except shares and per share data)

-----------------------------------------------------------------------------------------------------------------------------------

                                  COMMON STOCK                                                            ACCUMULATED
                                  ------------                                                                  OTHER
                                     NUMBER OF         COMMON        CAPITAL       RETAINED  TREASURY   COMPREHENSIVE
                                        SHARES          STOCK        SURPLUS       EARNINGS    STOCK    INCOME (LOSS)     TOTAL
-----------------------------------------------      ------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996           7,222,660        $36,113        $55,937        $72,601    $--          $781       $165,432

Net income, 1997                                                                     20,478                              20,478
Common dividends paid
  ($.53 per share)                                                                   (8,850)                             (8,850)
Stock dividend                         722,266          3,612         19,969        (23,581)                                 --
Transfer                                                               9,290         (9,290)                                 --
Other                                                                     (2)             7                                   5
Change in accumulated other
  comprehensive income, net of tax                                                                           168            168
-----------------------------------------------      ------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997           7,944,926         39,725         85,194         51,365     --           949        177,233

Net income, 1998                                                                     21,059                              21,059
Common dividends paid
  ($.61 per share)                                                                  (10,196)                            (10,196)
2-for-1 stock split in the form
  of a stock dividend                7,944,926         39,724        (39,724)                                                --
Shares reacquired                                                                              (24)                         (24)
Other                                                                                    (8)                                 (8)
Change in accumulated other
  comprehensive income, net of tax                                                                         1,081          1,081
-----------------------------------------------      ------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998          15,889,852         79,449         45,470         62,220    (24)        2,030        189,145

Net income, 1999                                                                     20,814                              20,814
Common dividends paid
  ($.71 per share)                                                                  (11,890)                            (11,890)
Shares retired                          (1,000)            (5)           (19)                   24                           --
Stock dividend                         794,442          3,972         13,506        (17,478)                                 --
Other                                                                     (1)                                                (1)
Change in accumulated other
  comprehensive income (loss),
  net of tax                                                                                             (13,041)       (13,041)
-----------------------------------------------      ------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999          16,683,294        $83,416        $58,956        $53,666    $--      $(11,011)      $185,027
                                  =============      ==============================================================================

BT FINANCIAL CORPORATION AND AFFILIATES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME for the years ended December 31, 1999, 1998, and 1997
(in thousands)

--------------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31                                           1999              1998                1997
--------------------------------------------------------------------------------------------------------------
      Net income                                               $20,814           $21,059             $20,478
      Other comprehensive income, net of tax:
         Unrealized holding (losses) gains on
            securities arising during period                   (12,985)            1,380                 295
      Less: Reclassification adjustment for
         gains included in net income                               56               299                 127
      --------------------------------------------------------------------------------------------------------
      Other comprehensive (loss) income                        (13,041)            1,081                 168
      --------------------------------------------------------------------------------------------------------
      Comprehensive income                                     $ 7,773           $22,140             $20,646
                                                             =================================================

The accompanying notes are an integral part of the consolidated financial statements.

                                         FINANCIAL REPORT TO SHAREHOLDERS     21

BT FINANCIAL CORPORATION AND AFFILIATES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

1.   ACCOUNTING AND FINANCIAL REPORTING POLICIES

The following is a summary of the significant accounting and financial reporting policies of BT Financial Corporation (BT or the Corporation) and its affiliates.

BASIS OF PRESENTATION

The consolidated financial statements of BT, a bank holding company incorporated under the laws of the Commonwealth of Pennsylvania, include the accounts of BT and its wholly owned affiliates, Laurel Bank (Laurel), Laurel Trust Company (the Trust Company), Bedford Associates, Inc., Laurel Community Development Corporation, Bedford Associates of Delaware, Inc., Laurel Investment Advisors, Inc., and Flex Financial Consumer Discount Company (Flex). All significant intercompany transactions have been eliminated in consolidation. During 1997, BT adopted a single bank charter for its three affiliate banks (Johnstown Bank and Trust Company [Bank and Trust], Laurel Bank, and Fayette Bank). The single bank was named Laurel Bank.

     Bedford Associates, Inc., was organized by BT primarily to hold and operate real property and equipment used by banking affiliates in their operations. Laurel Community Development Corporation was organized to conduct community development activities. Flex was established in 1997 to provide consumer finance loans. Bedford Associates of Delaware, Inc., a Delaware Corporation, was formed in 1998 to hold and manage certain investments of BT. Laurel Investment Advisors, Inc., was formed in 1999 as a registered investment advisor providing investment advisory services.

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

SECURITIES

The securities portfolio consists of securities and short-term investments, which are purchased by the Corporation to enhance the overall yield on earning assets and to contribute to the management of interest rate risk and liquidity. BT follows Statement of Financial Accounting Standards (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities." This statement requires classification of securities into three categories; held-to-maturity, trading securities, and available-for-sale. The Corporation may classify securities as held-to-maturity when it has both the ability and positive intent to hold the securities to maturity. Securities designated as available-for-sale may be sold in response to changes in market interest rates and in prepayment risk, income tax considerations, and liquidity needs. Pursuant to SFAS No. 115, securities available-for-sale are recorded at market value, with aggregate unrealized holding gains and losses reported net of income tax as part of other comprehensive income. Securities held-to-maturity are stated at cost adjusted for amortization of premium and accretion of discount, computed primarily under the interest method. The Corporation's investment policy specifically prohibits the existence of a trading account portfolio.

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



22 BT FINANCIAL CORPORATION AND AFFILIATES

UNEARNED INTEREST

Unearned interest represents interest deducted from the proceeds of consumer loans and direct finance leases. Income is recognized over the life of the loan or lease as payments become due.

RESERVE FOR LOAN LOSSES

The reserve for loan losses is based on management's evaluation of probable losses in the current loan portfolio, which includes an assessment of current economic conditions, changes in the nature of the loan portfolio, loan loss experience, and other relevant factors. When conducting loan evaluations, management considers various factors such as historical loan performance, the financial condition of the debtor, and collateral adequacy to determine when a loan is impaired. Recurring shortfalls or delays in payments and/or extended delinquency periods may provide evidence that a delay or shortfall is significant enough to warrant a review of the loan for impairment. Loans are considered for impairment if payments are delinquent for 90 days or earlier based on management's judgement. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that collateral-dependent loans are generally measured for impairment based on the fair value of the collateral. All of the loans identified as impaired loans for BT at December 31, 1999, are collateral-dependent loans. When the measured amount of an impaired loan is less than the recorded investment in the loan, the impairment is recorded in a specific valuation reserve through a charge to provision for loan losses. The specific valuation reserve is periodically adjusted for significant changes in the amount or timing of expected future cash flows, observable market price or fair value of the collateral. The valuation reserve, or reserve for impaired loan losses, is part of the total reserve for loan losses. Upon disposition of an impaired loan, any related reserve is reversed and any excess or deficiency of such reserve is netted against the general reserve. Individual smaller balance loans are collectively evaluated for impairment. In addition, the Corporation collectively reviews for impairment commercial real estate and commercial loans under $250. The aggregation of these loans is based upon common risk characteristics such as, among other factors: loan type; geographic or industry risk concentrations; whether the loans have similar terms, such as interest and principal repayment terms; levels and types of collateral; and external credit ratings or internal risk ratings for the particular loans.

PREMISES AND EQUIPMENT

Premises, building improvements and equipment, including leasehold improvements, are stated at cost less accumulated depreciation and amortization. Depreciation is computed by both straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the terms of leases or estimated useful lives of improvements, whichever is shorter. Estimated useful lives are generally 10 to 50 years for premises and building improvements, 3 to 10 years for equipment, and 5 to 15 years for leasehold improvements.

     Maintenance, repairs, and minor renewals are charged to expense as incurred. Expenditures for improvements and major renovations are capitalized and depreciated over their estimated useful lives. When capitalized items are removed or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is credited or charged to income.

INTANGIBLE ASSETS

The purchase method of accounting for business combinations results in the adjustment of net assets to their estimated fair value at the acquisition date. The excess of purchase price over such fair value is recorded in other assets and amortized on a straight-line basis over periods ranging from 5 to 15 years. Premiums paid for branch offices are allocated to core deposit intangibles and are recorded in other assets and amortized on a straight-line basis over their estimated lives, generally ranging from 5 to 15 years. Core deposit premiums amounted to $3,838 and $4,145 and goodwill and other intangibles amounted to $15,119 and $16,903 at December 31, 1999 and 1998, respectively. Management periodically evaluates the carrying value and remaining amortization periods of intangible assets for possible impairment. Adjustments are recorded when the benefit of the intangible asset decreases due to asset dispositions or reduced earnings from acquisitions with anticipated earning levels projected below the cost to recover such intangibles.

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

                                         FINANCIAL REPORT TO SHAREHOLDERS     23

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires, among other things, that an entity recognizes all derivatives as either assets or liabilities in the statement of financial condition and measures those instruments at fair value. In June of 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133," which postponed the adoption date of SFAS No. 133. As such, the Corporation is not required to adopt SFAS No. 133 until fiscal year 2001. Since BT does not currently use derivative financial instruments, the adoption of the standard would not have any material impact on BT's financial position or results of operations.

2.   ACQUISITIONS

On June 6, 1997, Bank and Trust purchased three branch offices of National City Bank of Pennsylvania (National City), a subsidiary of National City Corporation of Cleveland, Ohio. The acquisition of the three branches was accounted for as a purchase. The locations of the three branches are Meyersdale and Salisbury in Somerset County, Pennsylvania, and Everett in Bedford County, Pennsylvania. The purchase included the deposits, loans and fixed assets of all three branches which were merged into Bank and Trust. A deposit intangible of $4.6 million was recorded in connection with the purchase and is being amortized over a fifteen-year period. The combined deposit and loan totals for the three offices were approximately $69.7 million and $5.8 million, respectively, at June 6, 1997. Due to the nature of the branch acquisitions, pro forma information is not presented.

     On October 23, 1998, BT completed a merger with The Peoples National Bank of Rural Valley (Peoples), Rural Valley, Pennsylvania whereby Peoples merged into Laurel Bank. At the time of the merger, Peoples operated one branch with unaudited assets totaling approximately $37 million. In conjunction with the merger, each share of Peoples Common Stock was converted into 12.11 shares of BT Common Stock, resulting in the issuance of 484,400 shares of BT Common Stock. The value of the transaction was approximately $12.6 million based on an average market price of approximately $26 per BT Common Stock share. In connection with the Peoples merger, $290 of reorganization costs ($260 after-tax or $.02 per diluted share) were recognized in 1998. These costs consisted principally of legal, accounting, and other fees related to the merger. The merger has been accounted for as a pooling-of-interests and accordingly BT's accompanying consolidated financial statements have been restated retroactively to include the accounts and operations of Peoples for all periods presented prior to the merger.

     On July 14, 1999, BT completed a merger with First Philson Financial Corporation (Philson) whereby Philson was merged directly into BT. In conjunction with the merger, each share of Philson Common Stock was converted into 1.667 shares of BT Common Stock, resulting in the issuance of 2,904,580 shares of BT Common Stock. The value of the transaction was approximately $71 million based on the closing market price of $24.50 per BT Common Stock share on July 14, 1999. Philson's assets totaled approximately $221 million on the merger date. Post-merger, BT's assets totaled approximately $2.0 billion. This merger enhanced BT's lead position in market share for Somerset County, Pennsylvania, where BT now represents over one-third of the total bank and thrift deposits. The merger has been accounted for as a pooling-of-interests. Accordingly, BT's accompanying consolidated financial statements have been restated retroactively to include the accounts and operations of Philson for all periods prior to the merger. Philson's banking subsidiary, First Philson Bank, N.A., was merged into Laurel Bank upon consummation of the merger of the corporations. At the time of the merger, First Philson Bank, N.A., operated nine branches in Somerset and Fayette counties. Two of these branches closed during the fourth quarter of 1999 along with one branch of Laurel as a result of duplicate service areas. Philson also owned Flex Financial Consumer Discount Company (Flex), a finance company subsidiary. Flex has two branch offices and continues to operate as a non-bank subsidiary of BT. In connection with the Philson merger, $4.2 million of merger costs and expense ($3.0 million after-tax or $.18 per diluted share) were incurred and charged to expense in 1999. The merger costs and expenses consisted primarily of severance pay and other employee benefits to employees and various legal, accounting, and investment banking fees associated with the transaction.


24 BT FINANCIAL CORPORATION AND AFFILIATES

The following tables present separate financial results pertaining to the mergers of BT with Peoples and Philson for the periods shown below. Earnings per share amounts in the tables for Philson have not been restated for the BT shares issued in the merger.

-------------------------------------------------------------------------------------------------------------------
SIX MONTHS ENDED JUNE 30, 1999
(unaudited)
-------------------------------------------------------------------------------------------------------------------
                                                             BT (AS REPORTED)      PHILSON         COMBINED
-------------------------------------------------------------------------------------------------------------------
Net interest income before the provision for loan losses             $35,331        $4,584          $39,915
Net income                                                             9,943         1,376           11,319
Earnings per share:
      Basic and Diluted                                                  .73           .79              .68
-------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1998
-------------------------------------------------------------------------------------------------------------------
                                                          BT (AS REPORTED)     PEOPLES*   PHILSON         COMBINED
-------------------------------------------------------------------------------------------------------------------
Net interest income before the provision for loan losses          $68,263        $1,111    $9,131          $78,505
Net income                                                         17,813           465     2,781           21,059
Earnings per share:
      Basic and Diluted                                              1.36            --      1.60             1.26

      * Peoples data reflects results for the nine month period ended September 30, 1998.
-------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1997
-------------------------------------------------------------------------------------------------------------------
                                                          BT (AS REPORTED)      PEOPLES   PHILSON         COMBINED
-------------------------------------------------------------------------------------------------------------------
Net interest income before the provision for loan losses          $65,381        $1,443     $8,702         $75,526
Net income                                                         17,152           595      2,731          20,478
Earnings per share:
      Basic and Diluted                                              1.31            --       1.57            1.23

3.   SECURITIES

In accordance with SFAS No. 115, BT classified Philson's entire securities portfolio as available-for-sale on the July 14, 1999 merger date between BT and Philson.

     The amortized cost and estimated market values of securities at December 31, 1999 and 1998 were as follows:

---------------------------------------------------------------------------------   -----------------------------------------------
                                                         1999                                             1998
---------------------------------------------------------------------------------   -----------------------------------------------
                                                   GROSS        GROSS                               GROSS       GROSS
                                              UNREALIZED   UNREALIZED                          UNREALIZED  UNREALIZED
                                   AMORTIZED     HOLDING      HOLDING     MARKET    AMORTIZED     HOLDING     HOLDING      MARKET
                                        COST       GAINS       LOSSES      VALUE         COST       GAINS      LOSSES       VALUE
---------------------------------------------------------------------------------   -----------------------------------------------
SECURITIES AVAILABLE-FOR-SALE
US Treasury and obligations of
      US Government agencies
      and corporations              $197,853        $ 11     $(10,204)  $187,660     $168,559      $1,553       $ (15)   $170,097
Obligations of states and
      political subdivisions         111,706          61       (6,001)   105,766       96,656       1,124         (80)     97,700
Mortgage-backed securities             5,189           6         (219)     4,976           --          --          --          --
Debt securities issued
      by foreign governments           1,444           2          (24)     1,422          982          38          --       1,020
Corporate securities                  60,631         104         (676)    60,059       47,641         555         (59)     48,137
---------------------------------------------------------------------------------   -----------------------------------------------
      Totals                        $376,823        $184     $(17,124)  $359,883     $313,838      $3,270       $(154)   $316,954
                                   ==============================================   ===============================================

---------------------------------------------------------------------------------   -----------------------------------------------
SECURITIES HELD-TO-MATURITY
US Treasury and obligations of
      US Government agencies
      and corporations                $1,999         $--         $(16)    $1,983     $ 99,515        $596        $(23)   $100,088
Obligations of states and
      political subdivisions              --          --           --         --        9,100         223          --       9,323
Mortgage-backed securities                --          --           --         --        6,041          27         (47)      6,021
Corporate securities                      --          --           --         --        4,205          60          --       4,265
---------------------------------------------------------------------------------   -----------------------------------------------
      Totals                          $1,999         $--         $(16)    $1,983     $118,861        $906        $(70)   $119,697
                                   ==============================================   ===============================================

                                         FINANCIAL REPORT TO SHAREHOLDERS     25

     The market value of securities was based on quoted market prices or bid quotations received from securities dealers. BT owned capital stock of the Federal Home Loan Bank and the Federal Reserve Bank of Philadelphia in the aggregate amounts of $30,846 and $18,706 at December 31, 1999 and 1998, respectively. These stock investments are carried at cost and are included in BT's corporate securities total.

     The amortized cost and estimated market value of securities at December 31, 1999, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

-----------------------------------------------------------------------  ----------------------------------
                                              AVAILABLE-FOR-SALE                  HELD-TO-MATURITY
                                                     1999                               1999
-----------------------------------------------------------------------  ----------------------------------
                                       AMORTIZED COST    MARKET VALUE     AMORTIZED COST     MARKET VALUE
-----------------------------------------------------------------------  ----------------------------------
Due in one year or less                     $  19,366        $ 19,277             $   --           $   --
Due after one year through five years          52,011          51,016              1,999            1,983
Due after five years through ten years        197,397         186,290                 --               --
Due after ten years                           108,049         103,300                 --               --
-----------------------------------------------------------------------  ----------------------------------
Total                                        $376,823        $359,883             $1,999           $1,983
                                           ============================  ==================================


     Proceeds from sales of securities during 1999 were $15,057. Gross gains of $30 and gross losses of $30 were realized on those sales. In addition, various securities were called during 1999 which resulted in gross gains of $90 and gross losses of $4. BT realized gross losses of $50 in 1998 and 1997 in connection with a valuation adjustment on an equity security. During 1998, proceeds from sales of securities were $45,340, with gross gains of $367 realized on those sales. In addition, various securities were called during 1998 which resulted in gross gains of $163 and gross losses of $20. In 1997, proceeds from sales of securities were $10,926, with gross gains of $270 and gross losses of $62 realized on those sales. Also, various securities were called in 1997 resulting in gross gains of $37. At December 31, 1999, securities carried at $208,532 were pledged as collateral for public and trust deposits and securities sold under agreements to repurchase.


4.   LOANS

The composition of the loan portfolio at December 31, 1999 and 1998, was as follows:

         ----------------------------------------------------------------------------------
                                                                   1999             1998
         ----------------------------------------------------------------------------------
         Commercial, financial, and agricultural               $223,995         $208,805
         Real estate:
               Residential                                      545,570          436,792
               Commercial                                       323,159          279,659
         Consumer                                               436,972          430,562
         ----------------------------------------------------------------------------------
               Total                                         $1,529,696       $1,355,818
                                                            ===============================

     Commercial real estate, residential real estate and other loans held by the Corporation are primarily located in western and central Pennsylvania. The Corporation evaluates each customer's credit worthiness on a case-by-case basis. Collateral held includes mortgages on residential and income-producing properties. Included in consumer loans are education loans held-for-sale which totaled $4,907 and $12,122 at December 31, 1999, and 1998, respectively. Such loans are carried at cost and historically have been sold at carrying amount.

     A summary of loans to executive officers and directors, including associates of such persons, is as follows:

         ---------------------------------------------------------------------------------------------------
                                                                   1999             1998              1997
         ---------------------------------------------------------------------------------------------------
         Loans at beginning of year                             $22,818          $25,103           $24,302
         New loans                                               33,589           24,870            17,170
         Loan payments                                          (26,039)         (23,305)          (15,416)
         Other                                                   (1,466)          (3,850)             (953)
         ---------------------------------------------------------------------------------------------------
               Loans at end of year                             $28,902          $22,818           $25,103
                                                              ==============================================

     Other represents the net change in loan balances resulting from changes in related parties during the year. See Note 18 "Financial Instruments with Off-Balance Sheet Risk" for credit risk disclosures.

26 BT FINANCIAL CORPORATION AND AFFILIATES

5.   RESERVE FOR LOAN LOSSES

Transactions in the reserve for loan losses were as follows:

-----------------------------------------------------------  -----------------------------------  ----------------------------------
                                         1999                                1998                               1997
-----------------------------------------------------------  -----------------------------------  ----------------------------------
                                  RESERVE FOR       TOTAL              RESERVE FOR       TOTAL              RESERVE FOR      TOTAL
                                     IMPAIRED     RESERVE                 IMPAIRED     RESERVE                 IMPAIRED    RESERVE
                          GENERAL        LOAN    FOR LOAN     GENERAL         LOAN    FOR LOAN     GENERAL         LOAN   FOR LOAN
                          RESERVE      LOSSES      LOSSES     RESERVE       LOSSES      LOSSES     RESERVE       LOSSES     LOSSES
-----------------------------------------------------------  ----------------------------------  ----------------------------------
Balance at beginning
      of year             $13,554        $148     $13,702     $11,741         $870     $12,611     $11,311       $1,511    $12,822
Additions:
   Provisions for
      loan losses           4,851       1,248       6,099       4,443        1,541       5,984       3,544          706      4,250
   Recoveries of loans
      charged off           1,013          --       1,013         949           --         949         698           --        698
Deductions:
   Loans charged off       (4,830)       (330)     (5,160)     (3,579)      (2,263)     (5,842)     (3,812)      (1,347)    (5,159)
-----------------------------------------------------------  -----------------------------------  ----------------------------------
Balance at end of year    $14,588      $1,066     $15,654     $13,554         $148     $13,702     $11,741         $870    $12,611
                         ==================================  ===================================  ==================================

     The recorded investment in loans for which impairment has been recognized in accordance with SFAS No. 114 totaled $5,422 and $674 at December 31, 1999 and 1998, respectively. A corresponding valuation allowance of $1,066 and $148 was established at December 31, 1999 and 1998, respectively. The year-over-year increases were principally due to the addition of various secured impaired commercial mortgage loans associated with two borrowers. The average recorded investment in impaired loans during 1999 and 1998 was approximately $2,337 and $1,479, respectively. The interest revenue recognized on impaired loans during 1999 and 1998 was insignificant.

6.   PREMISES AND EQUIPMENT

Major classes of premises and equipment at December 31, 1999 and 1998 were as follows:

         -------------------------------------------------------------------------------------
                                                                      1999             1998
         -------------------------------------------------------------------------------------
         Land                                                      $ 4,841          $ 4,962
         Premises and building improvements                         32,511           32,387
         Leasehold improvements                                      1,669            1,789
         Equipment                                                  30,704           30,807
         -------------------------------------------------------------------------------------
              Total                                                 69,725           69,945
               Less accumulated depreciation and amortization      (40,460)         (37,768)
         -------------------------------------------------------------------------------------
                     Premises and equipment, net                   $29,265          $32,177
                                                                 =============================


7.   DEPOSITS

The composition of deposits at December 31, 1999 and 1998 was as follows:

         -------------------------------------------------------------------------------------
                                                                      1999             1998
         -------------------------------------------------------------------------------------
         Non-interest-bearing demand                            $  241,293       $  234,790
         Interest-bearing demand                                   256,993          267,563
         Savings                                                   230,619          260,098
         Time deposits                                             866,214          815,699
         -------------------------------------------------------------------------------------
                  Total                                         $1,595,119       $1,578,150
                                                              ================================


      The aggregate amount of all time deposits over $100 amounted to $187,407 and $133,557 at December 31, 1999 and 1998, respectively.

      The following table presents the maturity schedule of BT's total time deposits at December 31, 1999.

         ------------------------------------------------------------------
         Time Deposits:
            1 year or less                                       $566,346
            Over 1 year through 2 years                           169,443
            Over 2 years through 3 years                           84,137
            Over 3 years through 4 years                           12,289
            Over 4 years through 5 years                           30,097
            Over 5 years                                            3,902
         ------------------------------------------------------------------
         Total                                                   $866,214
                                                                ===========

                                         FINANCIAL REPORT TO SHAREHOLDERS     27

8.   FEDERAL INCOME TAXES

The components of the provision (benefit) for income taxes from operations are as follows:

         ------------------------------------------------------------------------------------
                                                    1999              1998             1997
         ------------------------------------------------------------------------------------
         Current                                  $9,905            $9,611          $10,129
         Deferred                                 (1,219)             (636)              94
         ------------------------------------------------------------------------------------
               Total                              $8,686            $8,975          $10,223
                                                 ============================================

      A reconciliation of the federal statutory tax rate to the effective tax rate applicable to income before income taxes follows:

         ------------------------------------------------------------------------------------
                                                    1999              1998             1997
         ------------------------------------------------------------------------------------
         Federal statutory tax rate                35.0%             35.0%            35.0%
         Add (deduct) the tax effect of:
               Tax-exempt interest                 (9.5)             (6.4)            (4.1)
               Interest expense limitation          1.3                .2               .4
               Other, net                           2.6               1.1              2.0
         ------------------------------------------------------------------------------------
                     Effective tax rate            29.4%             29.9%            33.3%
                                                  ===========================================

The deferred tax assets and deferred tax liabilities recorded on the balance sheet are as follows:

         ------------------------------------------------------------------------------------------------------------
                                                          DECEMBER 31, 1999                  DECEMBER 31, 1998
         ------------------------------------------------------------------------------------------------------------
                                                     DEFERRED TAX   DEFERRED TAX        DEFERRED TAX   DEFERRED TAX
                                                           ASSETS   LIABILITIES              ASSETS     LIABILITIES
         ------------------------------------------------------------------------------------------------------------
         Reserve for possible loan losses                  $5,261           $ --              $4,456           $ --
         Net unrealized holding losses and gains
            on securities                                   5,929             --                  --          1,085
         Depreciation                                         847             --                 755             --
         Deferred loan fees, net                               73             --                  90             --
         Adjustment due to acquisition                         --            287                  47            430
         Deferred compensation                              1,108             --                 418             --
         Other                                              1,328            844               1,479            548
         -------------------------------------------------------------------------      -----------------------------
            Total                                         $14,546         $1,131              $7,245        $ 2,063
                                                        ==========================      =============================

     No valuation allowance was established at December 31, 1999 and 1998, in view of the Corporation's ability to carry back net deferred tax assets to taxes paid in previous years.

9.   PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

BT maintains noncontributory defined benefit pension plans covering substantially all employees meeting minimum age and service requirements. The plans generally provide benefits based on years of credited service and final average earnings. BT's current funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Pension plan assets are primarily US Government obligations, corporate obligations, and equity securities whose values are subject to fluctuations of the securities market. Plan assets include common stock of BT with values of $1,812 and $2,148 at December 31, 1999 and 1998, respectively. Changes in plan asset values attributable to differences between actual and expected returns on plan assets are deferred as unrecognized gains or losses and are included in the determination of net pension cost over time. Other benefits consist of BT's supplemental executive retirement plan for certain key employees.

     Prior to 1998, BT maintained separate pension plans for its banking and non-banking employees. During 1998, BT's non-banking employees were terminated and subsequently rehired by an outside contractor. Accordingly, the non-banking plan assets and liabilities were assumed by the contractor.


28 BT FINANCIAL CORPORATION AND AFFILIATES

The following table sets forth the change in the projected benefit obligation for the years ended December 31, 1999 and 1998.

         ------------------------------------------------------------------------------     -------------------------
                                                                    PENSION BENEFITS              OTHER BENEFITS
         ------------------------------------------------------------------------------     -------------------------
                                                                   1999          1998           1999           1998
         ------------------------------------------------------------------------------     -------------------------
         Change in projected benefit obligation:
            Projected benefit obligation at
                  beginning of year                             $24,994       $21,815           $812           $763
            Service cost                                            993           917            109             82
            Interest cost                                         1,668         1,541             78             57
            Actuarial gain (loss)                                   143           791            230            (55)
            Termination of plan                                      --          (234)            --             --
            Change in assumptions                                (5,938)          873           (114)            --
            Benefits paid                                          (868)         (709)           (56)           (35)
         ------------------------------------------------------------------------------     -------------------------
                  Projected benefit obligation at end of year   $20,992       $24,994         $1,059           $812
                                                               ========================     =========================


      The following table sets forth the change in the fair value of the plan assets for the years ended December 31, 1999 and 1998.

         ------------------------------------------------------------------------------     -------------------------
                                                                    PENSION BENEFITS              OTHER BENEFITS
         ------------------------------------------------------------------------------     -------------------------
                                                                   1999          1998           1999           1998
         ------------------------------------------------------------------------------     -------------------------
         Change in plan assets:
            Fair value of plan assets at beginning of year      $28,857       $26,841            $--            $--
            Employer contributions                                  618           548             56             35
            Actual return on plan assets                          2,543         2,444             --             --
            Termination of plan                                      --          (267)            --             --
            Benefits paid                                          (868)         (709)           (56)           (35)
         ------------------------------------------------------------------------------     -------------------------
                  Fair value of plan assets at end of year      $31,150       $28,857           $ --           $ --
                                                               ========================     =========================


The following table sets forth the plan's funded status and amounts recognized in the consolidated balance sheet at December 31, 1999 and 1998.

         ------------------------------------------------------------------------------     -------------------------
                                                                    PENSION BENEFITS              OTHER BENEFITS
         ------------------------------------------------------------------------------     -------------------------
                                                                   1999          1998           1999           1998
         ------------------------------------------------------------------------------     -------------------------
         Funded status:
            Funded status                                       $10,158        $3,863        $(1,059)         $(812)
            Unrecognized actuarial gain (loss)                   (6,849)         (853)           275             --
            Unrecognized prior service costs                       (254)         (282)            49             98
            Unrecognized transition credit                       (1,344)       (1,437)            --             --
         ------------------------------------------------------------------------------     -------------------------
                  Prepaid (accrued) pension costs               $ 1,711        $1,291          $(735)         $(714)
                                                               ========================     =========================


      Pension expense is determined at the beginning of the year using the funded status assumptions for the previous year-end. The funded status is determined using assumptions as of the end of the year are as follows.

         ------------------------------------------------------------------------- ----------------------------------
                                                        PENSION BENEFITS                       OTHER BENEFITS
         ------------------------------------------------------------------------- ----------------------------------
                                                 1999        1998        1997           1999       1998        1997
         ------------------------------------------------------------------------- ----------------------------------
         Discount rate                           8.00%       6.75%       7.00%          8.00%      7.50%       7.50%
         Long-term rate of return                8.25        8.25        8.00            --         --           --
         Compensation rate                       3.00        3.00        3.00           4.00       4.50        4.50

      The following table sets forth the pension expense for the years ended December 31, 1999, 1998, and 1997.

         -----------------------------------------------------------------------------------------------
                                                                               PENSION BENEFITS
         -----------------------------------------------------------------------------------------------
                                                                         1999         1998         1997
         -----------------------------------------------------------------------------------------------
         Components of net periodic benefit cost:
            Service costs benefits earned during the year              $  993       $  917      $  814
            Interest accrued on projected benefit obligation            1,668        1,541       1,352
            Actual return on plan assets                               (2,543)      (2,444)     (3,484)
            Net amortization and deferral                                  79          167       1,492
         -----------------------------------------------------------------------------------------------
                  Net pension expense                                  $  197       $  181      $  174
                                                                    ====================================

                                         FINANCIAL REPORT TO SHAREHOLDERS     29

         ----------------------------------------------------------------------------------------------
                                                                                OTHER BENEFITS
         ----------------------------------------------------------------------------------------------
                                                                        1999         1998         1997
         ----------------------------------------------------------------------------------------------
         Components of net periodic benefit cost:
            Service costs benefits earned during the year               $109        $  82         $141
            Interest accrued on projected benefit obligation              78           57           53
         ----------------------------------------------------------------------------------------------
                  Net pension expense                                   $187         $139         $194
                                                                      =================================

     The Corporation adopted a defined contribution plan with 401(k) features during 1995. The plan permits each employee to contribute a portion of their salary to the plan on a pre-tax basis with employer matching up to stipulated amounts as determined by the Corporation. Total expense was $236 for 1999, $245 for 1998, and $231 for 1997.

10.  SHORT-TERM AND LONG-TERM BORROWINGS

BT's short-term borrowings consist of federal funds purchased, securities sold under agreements to repurchase, and other short-term borrowings. Outstanding short-term borrowings were $116,357 and $39,199 at December 31, 1999 and 1998, respectively. The weighted average interest rates on these borrowings at year-end 1999 and 1998 were 4.85% and 3.14%, respectively. Laurel is a member of the Federal Home Loan Bank (FHLB). Accordingly, Laurel has availability of short- and long-term borrowings in the form of collateralized advances from the FHLB. The advances are secured primarily by Laurel's residential mortgage loans and FHLB stock. The available line of credit for short- and long-term borrowings from the FHLB at December 31, 1999 was approximately $177 million. At December 31, 1999, Laurel had $75,150 in short-term borrowings consisting of FHLB advances compared to no borrowings at year-end 1998.

     Long-term borrowings outstanding amounted to $150,010 and $100,031 at December 31, 1999 and 1998, respectively. During 1999 and 1998, the Corporation incurred $50,000 and $100,000, respectively, in long-term borrowings provided by the FHLB. The FHLB borrowings are scheduled to mature in 10 years from the funding dates. After an initial lockout period ranging from one to five years and then quarterly thereafter, the FHLB has the option to convert the fixed-rate advances to adjustable rates which reset quarterly. Payments on the advances consist of interest due only until maturity when, at that time, principal payments are also due. The weighted average interest rates on the FHLB advances were 5.31% at year-end 1999 and 5.16% at year-end 1998. During 1998, the Corporation paid off $14,285 in a long-term borrowing related to a note incurred on December 14, 1995. The interest rate paid on this note was 6.75% during 1998.

     A mortgage note is included in long-term borrowings and amounted to $10 and $31 at December 31, 1999 and 1998, respectively. The mortgage note has a fixed rate of 9.5% and matures in the year 2000.

11.  CAPITAL STOCK

On December 22, 1999, BT's Board of Directors declared a 5% stock dividend. The dividend was distributed on February 1, 2000 to shareholders of record as of January 4, 2000. The dividend was charged to retained earnings in the aggregate amount of $17.5 million which was based on a market price of $22.00 per share. The stock dividend, representing 794,442 shares, increased common shares issued and outstanding to 16,683,294. On March 25, 1998, BT's Board of Directors declared a 2-for-1 stock split effected in the form of a stock dividend. The dividend was distributed on May 1, 1998 to shareholders of record as of April 8, 1998. The stock dividend, representing 7,944,926 shares, increased common shares issued and outstanding to 15,889,852. Accordingly, a transfer of $39.7 million, representing the par value of additional shares issued, was made from surplus to common stock. On July 23, 1997, BT's Board of Directors declared a 10% stock dividend. The dividend was distributed on September 15, 1997 to shareholders of record as of August 27, 1997. The dividend was charged to retained earnings in the aggregate amount of $23.6 million based on a market price of $19.02 per share. Weighted average shares outstanding and all per share amounts included in the accompanying consolidated financial statements and notes are based on the increased number of shares giving retroactive effect to the aforementioned stock dividends.

     BT has authorized, at no par value, 2,000,000 shares of nonredeemable cumulative Series A Preferred Stock. At December 31, 1999, no shares have been issued. Upon issuance, the Series A Preferred Stock would have certain voting and liquidation rights. In 1991, the Board of Directors of BT declared and paid a dividend distribution of one right for each outstanding share of BT Common Stock. Each right entitles the holder to purchase from the Corporation, units of Series A Preferred Stock at a set price, exercisable on the distribution date as defined in the agreement. All currently outstanding shares of BT Common Stock have these rights. At December 31, 1999, no rights have been exercised.


30 BT FINANCIAL CORPORATION AND AFFILIATES

     BT is subject to various regulatory capital requirements administered by the Federal Reserve Bank. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on BT's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, BT and Laurel must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require BT and Laurel to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets, and of Tier I capital to average assets. As of December 31, 1999, the Corporation meets all capital adequacy requirements to which it is subject.

     As of December 31, 1999, the most recent notification from the Federal Reserve Bank categorized BT and Laurel as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," each entity must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification which management believes have changed each institution's categorization.

     BT's consolidated and subsidiary bank's actual capital amounts and ratios are presented in the table below.

--------------------------------------------------------------------------------------------------------
                                                                                         TO BE WELL
                                                                                     CAPITALIZED UNDER
                                                                   FOR CAPITAL       PROMPT CORRECTIVE
                                                  ACTUAL        ADEQUACY PURPOSES    ACTION PROVISIONS
-------------------------------------------------------------   ----------------- ----------------------
                                             AMOUNT    RATIO       AMOUNT  RATIO      AMOUNT     RATIO
-------------------------------------------------------------   ----------------- ----------------------
As of December 31, 1999:
TOTAL CAPITAL (TO RISK WEIGHTED ASSETS):
       BT (Consolidated)                   $192,735    12.83%   >$120,155  >8.00%        N/A       N/A
                                                                -          -
       Laurel                               171,383    11.44    > 119,879  >8.00   >$149,849    >10.00%
                                                                -          -       -            -

TIER 1 CAPITAL (TO RISK WEIGHTED ASSETS):
       BT (Consolidated)                   $177,081    11.79%   > $60,078  >4.00%        N/A       N/A
                                                                -          -       -            -
       Laurel                               155,841    10.40    >  59,940  >4.00   >$ 89,910    > 6.00%
                                                                -          -       -            -

TIER 1 CAPITAL (TO AVERAGE ASSETS):
       BT (Consolidated)                   $177,081     8.56%   > $82,711  >4.00%        N/A       N/A
                                                                -          -
       Laurel                               155,841     7.56    >  82,441  >4.00   >$103,051    > 5.00%
                                                                -          -       -            -
-------------------------------------------------------------   ----------------- ----------------------

As of December 31, 1998:
TOTAL CAPITAL (TO RISK WEIGHTED ASSETS):
       BT (Consolidated)                   $179,780    12.94%   >$111,109  >8.00%        N/A       N/A
                                                                -          -
       Laurel                               167,079    12.09    > 110,573  >8.00   >$138,216    >10.00%
                                                                -          -       -            -

TIER 1 CAPITAL (TO RISK WEIGHTED ASSETS):
       BT (Consolidated)                   $166,078    11.96%   >$ 55,555  >4.00%        N/A       N/A
                                                                -          -
       Laurel                               153,441    11.10    >  55,287  >4.00   >$ 82,930    > 6.00%
                                                                -          -       -            -

TIER 1 CAPITAL (TO AVERAGE ASSETS):
       BT (Consolidated)                   $166,078     8.78%   >$ 75,670  >4.00%        N/A       N/A
                                                                -          -
       Laurel                               153,441     8.15    >  75,264  >4.00   >$ 94,080    > 5.00%
                                                                -          -       -            -


12.  REGULATORY REQUIREMENTS

Reserve balances of $21,561 were required to be maintained at the Federal Reserve Bank of Philadelphia by Laurel at December 31, 1999.

     Dividends and loans to BT from Laurel are subject to regulatory limitations. In 2000, under regulatory guidelines and without prior approval of bank regulators, Laurel can declare dividends to BT totaling $3,694 plus additional amounts equal to the net earnings of Laurel for the period January 1, 2000, through the date of declaration less dividends previously paid in 2000. Loans must be collateralized and loans to a single non-bank affiliate cannot exceed 10% of Laurel's capital and surplus, and the aggregate to all non-bank affiliates cannot exceed 20%. The maximum amount available to BT at December 31, 1999, from Laurel in the form of loans was $7,281.


                                         FINANCIAL REPORT TO SHAREHOLDERS     31

13.  STOCK BASED COMPENSATION PLAN

On May 12, 1998, BT's shareholders approved the 1998 Equity Incentive Plan (the "1998 Plan"). Under the 1998 Plan, BT may grant stock options to its employees and directors for up to 1,260,000 shares of BT Common Stock. Incentive stock options, non-qualified stock options, and other performance-based incentive awards may be granted pursuant to the 1998 Plan. BT granted non-qualified stock options under the 1998 Plan in 1999 and 1998. The stock options vested immediately and are exercisable at the market price of BT Common Stock on the date the options were granted. The stock option data presented has been adjusted to reflect the 5% stock dividend distributed by BT on February 1, 2000.

     Stock option transactions for the 1998 Plan are summarized below:

         ----------------------------------------------------------------------    ----------------------------------
                                                            1999                                  1998
         ----------------------------------------------------------------------    ----------------------------------
                                                     SHARES  WEIGHTED AVERAGE              SHARES  WEIGHTED AVERAGE
                                               UNDER OPTION    EXERCISE PRICE        UNDER OPTION    EXERCISE PRICE
         ----------------------------------------------------------------------    ----------------------------------
         Outstanding at beginning of year           401,100           $ 26.43                  --          $     --
         Granted                                    147,000             24.58             401,100             26.43
         Exercised                                       --                --                  --                --
         Forfeited                                       --                --                  --                --
         ----------------------------------------------------------------------    ----------------------------------
         Outstanding at end of year                 548,100           $ 25.93             401,100           $ 26.43
                                                  ==========                             =========
         ----------------------------------------------------------------------    ----------------------------------
         Options exercisable at end of year         548,100                               401,100
         ----------------------------------------------------------------------    ----------------------------------
         Weighted average estimated fair value
            of options granted during year                            $  5.61                                $ 6.87

     The following table summarizes information about BT's stock options outstanding at December 31, 1999:

------------------------------------------------------------------------------   -------------------------------
                                            OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
------------------------------------------------------------------------------   -------------------------------
                                         WEIGHTED AVERAGE
           RANGE OF                             REMAINING           WEIGHTED                          WEIGHTED
           EXERCISE           NUMBER     CONTRACTUAL LIFE            AVERAGE           NUMBER          AVERAGE
             PRICES      OUTSTANDING              (YEARS)     EXERCISE PRICE      EXERCISABLE   EXERCISE PRICE
------------------------------------------------------------------------------   -------------------------------
       $22.98-26.43          548,100                  7.8             $25.93          548,100           $25.93

     BT applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for the 1998 Plan. Accordingly, no compensation expense has been recognized for the 1998 Plan. Had compensation cost for the 1998 Plan been determined based on the fair value at the grant date consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," BT's net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below.

----------------------------------------------------------------------------    -----------------------------------
                                              YEAR ENDED DECEMBER 31, 1999        YEAR ENDED DECEMBER 31, 1998
----------------------------------------------------------------------------    -----------------------------------
         Net income                                As reported    $ 20,814              As reported   $ 21,059
                                                   Pro forma        20,278              Pro forma       19,268

         Basic and Diluted earnings per share      As reported     $  1.25              As reported    $  1.26
                                                   Pro forma          1.22              Pro forma         1.15

     Since all of the outstanding stock options vested immediately, the pro forma amounts above reflect the recognition of the entire associated compensation cost in the year the options were granted.

     The fair value for the options granted used in the pro forma disclosures above was estimated at the date of grant using a Black-Scholes option pricing model. The model was developed for use in estimating the fair value of traded options which have different characteristics from BT's stock options. Additionally, the model requires the input of subjective assumptions, which can materially affect the fair value estimate. In management's opinion, the model may not necessarily provide a reliable single measure of the fair value of BT's stock options. The following weighted average assumptions were used in the option pricing model for 1999 and 1998, respectively: a risk free interest rate of 5.08% and 5.62%; a stock price volatility factor of 23.1% and 23.9%; and a dividend yield of 3.0% and 2.6%. Additionally, a 6 year expected life of the options was used for 1999 and 1998.


32 BT FINANCIAL CORPORATION AND AFFILIATES

14.  COMPREHENSIVE INCOME

BT adopted SFAS No. 130, "Reporting Comprehensive Income," effective January 1, 1998. SFAS No. 130 establishes standards for the reporting and the display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general purposes financial statements.

     The following table sets forth the components of accumulated other comprehensive income, net-of-tax:

         --------------------------------------------------------------------------------------------------------------------
                                                              YEARS ENDED DECEMBER 31
         --------------------------------------------------------------------------------------------------------------------
                                                1999                          1998                         1997
         ---------------------------------------------------------  ---------------------------  ----------------------------
                                                     ACCUMULATED                  ACCUMULATED                   ACCUMULATED
                                       UNREALIZED          OTHER     UNREALIZED         OTHER     UNREALIZED          OTHER
                                   GAINS (LOSSES)  COMPREHENSIVE       GAINS ON COMPREHENSIVE       GAINS ON  COMPREHENSIVE
                                    ON SECURITIES  INCOME (LOSS)     SECURITIES        INCOME     SECURITIES         INCOME
         ---------------------------------------------------------  ---------------------------  ----------------------------
         Beginning balance               $  2,030       $  2,030          $ 949        $  949          $ 781         $  781
         Current-period change            (13,041)       (13,041)         1,081         1,081            168            168
         ---------------------------------------------------------  ---------------------------  ----------------------------
         Ending balance                  $(11,011)      $(11,011)        $2,030        $2,030          $ 949         $  949
                                   ===============================  ===========================  ============================

      The following table sets forth the tax effect allocated to components of other comprehensive income:

     ----------------------------------------------------------------------------------------------------------------------------
                                                                YEARS ENDED DECEMBER 31
     ----------------------------------------------------------------------------------------------------------------------------
                                               1999                             1998                             1997
     -------------------------------------------------------------  ------------------------------  -----------------------------
                                                TAX
                                PRE-TAX     EXPENSE   NET-OF-TAX    PRE-TAX      TAX  NET-OF-TAX    PRE-TAX       TAX  NET-OF-TAX
                                 AMOUNT    (BENEFIT)      AMOUNT     AMOUNT  EXPENSE      AMOUNT     AMOUNT   EXPENSE      AMOUNT
     -------------------------------------------------------------  ------------------------------  -----------------------------
     Unrealized holding gains
      (losses) on securities
       arising during period   $(19,978)    $(6,993)    $(12,985)    $2,123     $743      $1,380       $453      $158        $295
     Less: Reclassification
       adjustment for gains
       included in net income        86          30           56        460      161         299        195        68         127
     -------------------------------------------------------------  ------------------------------  -----------------------------
     Other comprehensive
       income (loss)           $(20,064)    $(7,023)    $(13,041)    $1,663     $582      $1,081       $258      $ 90        $168
                              ====================================  ==============================  =============================

BT's comprehensive income is disclosed in BT's consolidated statement of comprehensive income.

15.  EARNINGS PER SHARE

BT computes "basic" earnings per share by dividing net income by the weighted average number of shares of common stock outstanding during each year, after giving retroactive effect to the 5% stock dividend distributed on February 1, 2000, the 2-for-1 stock split effected in the form of a stock dividend distributed on May 1, 1998, and the 10% stock dividend distributed on September 15, 1997. "Diluted" earnings per share amounts are calculated by dividing net income by the average possible shares outstanding during the year assuming all options to buy stock with an exercise price less than the average market price had actually been exercised and the cash proceeds were used to redeem shares at an average market value. BT's stock options outstanding of 511,350 and 401,100 as of December 31, 1999 and 1998, respectively, were not included in the diluted earnings per share calculations since they would have had an antidilutive effect for the periods presented. The calculation of earnings per share follows:

-------------------------------------------------------------------------------------------------------------------
                                                                                 YEARS ENDED DECEMBER 31
-------------------------------------------------------------------------------------------------------------------
                                                                         1999             1998              1997
-------------------------------------------------------------------------------------------------------------------
         Basic earnings per share:
            Net income                                              $  20,814        $  21,059         $  20,478
===================================================================================================================
            Weighted average shares outstanding-Basic              16,683,294       16,683,924        16,684,344

            Basic earnings per share                                 $   1.25         $   1.26          $   1.23
===================================================================================================================

         Diluted earnings per share:
            Net income                                              $  20,814        $  21,059         $  20,478
===================================================================================================================
            Weighted average shares outstanding-Basic              16,683,294       16,683,924        16,684,344
            Effect of dilutive stock options                              388               --                --
-------------------------------------------------------------------------------------------------------------------
            Weighted average shares outstanding-Diluted            16,683,682       16,683,924        16,684,344
===================================================================================================================
            Diluted earnings per share                               $   1.25         $   1.26          $   1.23
===================================================================================================================


                                         FINANCIAL REPORT TO SHAREHOLDERS     33

16.      LITIGATION

A purported class action was instituted in the Court of Common Pleas of Cambria County, Pennsylvania, against the former Johnstown Bank & Trust Company (Bank and Trust), now Laurel Bank, and Security of America Life Insurance Company (Security) in November, 1996 alleging various calculation irregularities in connection with a residential mortgage loan to the plaintiff in the principal amount of approximately thirteen thousand dollars resulting in, among other things, overcharges on credit life and disability insurance coverage and other items. The plaintiff purports to represent a class of persons who made a mortgage payment to the former Bank and Trust or any of its subsidiaries within six years before November 21, 1996, and/or had credit life or disability insurance coverage with Security within six years before November 21, 1996. The complaint seeks unspecified damages. The Corporation has filed an answer denying that its actions breached its agreements with plaintiffs. All parties have come to an agreement to settle the action. Laurel Bank and Security will contribute $200,000 and $25,000, respectively, to the settlement fund. The parties have agreed to a settlement class of 432 accounts, the number of residential mortgages which the bank converted from one method of accounting to another, and the settlement agreement has been sent to the Court for preliminary approval. Taking into account the scheduling of a preliminary hearing on the settlement, sending notices to the settlement class and allowing the class members time to respond, Laurel Bank expects to pay out its contribution to the settlement during the second quarter of 2000. If the settlement is not approved, the Corporation will continue to vigorously contest the case. In that event, the impact of this litigation on the Corporation cannot be fully assessed.

      On November 19, 1997, Laurel Capital Group, Inc., and its wholly-owned subsidiary, Laurel Savings Bank, filed a suit in the United States District Court in the Western District of Pennsylvania claiming that Laurel Bank infringed on its common law trademark and servicemark rights by using the name "Laurel" and a related logo in an undefined market area referred to as the "Pittsburgh area". The suit seeks to enjoin Laurel Bank from using its name and related logo in the "Pittsburgh area" and seeks unspecified damages. Laurel Savings Bank is a thrift institution with five branch locations in the North Hills of Pittsburgh and one branch in Butler County. Pending a hearing on plaintiff's motion for preliminary injection, Laurel Bank agreed to refrain from using the "Laurel" name or any related logo on any bank documents, advertisements, or promotional materials in the "Pittsburgh area." In April 1999, the Court granted plaintiff's partial motion for summary judgment, concluding that plaintiff has the exclusive right to use the word "Laurel" in its name within a geographic area around its offices in the Pittsburgh area, but the court did not define the area of exclusive use. While the plaintiff contends that the zone of exclusive use encompasses the metropolitan "Pittsburgh area," Laurel Bank contends that this zone is substantially smaller. The issue of the scope of the "Pittsburgh area" remains to be decided. The impact of this litigation on the Corporation cannot be fully assessed at this stage of the proceedings.

      Due to the nature of their activities, BT and its subsidiaries are at all times engaged in other various legal proceedings which arise in the normal course of their businesses. While it is difficult to predict the outcome of these proceedings, management believes the ultimate liability, if any, will not materially affect BT's consolidated financial position or results of operations.

34 BT FINANCIAL CORPORATION AND AFFILIATES

17.   PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

The condensed balance sheets and statements of income and cash flows of BT Financial Corporation (parent company only) as of December 31, 1999, 1998, and 1997, and for the years then ended are presented below.


BT FINANCIAL CORPORATION (Parent Company Only)                     1999          1998           1997
-------------------------------------------------------------------------------------------------------------------
Balance Sheet
      Assets:
            Cash                                               $    127      $    178       $  1,428
            Investment in bank affiliates                       163,881       176,581        182,355
            Investment in non-bank affiliates                    22,878        11,382          2,953
            Other                                                 1,551         2,121          7,029
-------------------------------------------------------------------------------------------------------------------
                  Total assets                                 $188,437      $190,262       $193,765
===================================================================================================================
      Liabilities and shareholders' equity:
            Long-term borrowings                               $    --       $    --        $ 14,285
            Other liabilities                                     3,410         1,117          2,247
            Shareholders' equity                                185,027       189,145        177,233
-------------------------------------------------------------------------------------------------------------------
                  Total liabilities and shareholders' equity   $188,437      $190,262       $193,765
===================================================================================================================
-------------------------------------------------------------------------------------------------------------------
STATEMENT OF INCOME
      Cash dividends from bank affiliates                       $21,670       $27,090        $12,849
      Cash dividends from non-bank affiliates                       600           400            200
      Management fees from affiliates                            14,973        17,007         15,467
      Other income                                                   90            19            181
      Interest expense                                               --          (718)        (1,107)
      Operating expense                                         (19,349)      (18,181)       (16,844)
-------------------------------------------------------------------------------------------------------------------
            Income before income taxes and equity
                in undistributed income of affiliates            17,984        25,617         10,746
      Income tax benefit                                            917           262            447
-------------------------------------------------------------------------------------------------------------------
            Income before undistributed income of affiliates     18,901        25,879         11,193
-------------------------------------------------------------------------------------------------------------------
      Equity in undistributed income of affiliates:
            Banks                                                 1,200        (5,859)         8,673
            Non-banks                                               713         1,039            612
-------------------------------------------------------------------------------------------------------------------
                  Net income                                    $20,814       $21,059        $20,478
===================================================================================================================
-------------------------------------------------------------------------------------------------------------------
STATEMENT OF CASH FLOWS
 Cash flows from operating activities:
            Net income                                          $20,814       $21,059        $20,478
            Equity in undistributed income of affiliates         (1,913)        4,820         (9,285)
            Amortization                                          1,134           825          1,163
            Other assets and liabilities, net                     2,604         4,506           (477)
-------------------------------------------------------------------------------------------------------------------
                  Net cash provided by operating activities      22,639        31,210         11,879
-------------------------------------------------------------------------------------------------------------------
      Cash flows from investing activities:
            Investment in affiliates                            (10,800)       (7,389)          (500)
            Sale of investment securities available-for-sale         --            --            293
            Proceeds from maturity of investment securities
                available-for-sale                                   --            91             --
            Purchase of investment securities available-for-sale     --          (657)          (378)
            Other                                                    --            --            310
-------------------------------------------------------------------------------------------------------------------
                  Net cash used in investing activities         (10,800)       (7,955)          (275)
-------------------------------------------------------------------------------------------------------------------
      Cash flows from financing activities:
            Common dividends paid                               (11,890)      (10,196)        (8,530)
            Payment on long-term borrowings                          --       (14,285)        (2,857)
            Purchase of treasury stock                               --           (24)            --
            Other                                                    --            --             (3)
-------------------------------------------------------------------------------------------------------------------
                  Net cash used in financing activities         (11,890)      (24,505)       (11,390)
-------------------------------------------------------------------------------------------------------------------
      (Decrease) increase in cash                                   (51)       (1,250)           214
      Cash at beginning of year                                     178         1,428          1,214
-------------------------------------------------------------------------------------------------------------------
      Cash at end of year                                        $  127        $  178         $1,428
===================================================================================================================
      Supplemental disclosure of cash flow information:
       Cash paid during the year for:
            Interest on long-term borrowings                     $  --         $  718         $1,150
            Federal income taxes, net of refunds                  9,524         8,530         11,109

                                           FINANCIAL REPORT TO SHAREHOLDERS   35

18.      FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

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

      The face amounts of financial instruments with off-balance-sheet risk at December 31, 1999, were as follows:

                  Loan commitments                             $203,325
                  Standby letters of credit                      10,380

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

19.   DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

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

36 BT FINANCIAL CORPORATION AND AFFILIATES

         The estimated fair values of BT's financial instruments at December 31, 1999 and 1998 are as follows:

-------------------------------------------------------------------------------------------------------------------
                                                                   1999                              1998
-------------------------------------------------------------------------------------------------------------------
                                                     CARRYING AMOUNT   FAIR VALUE     CARRYING AMOUNT    FAIR VALUE
-------------------------------------------------------------------------------------------------------------------
         Financial assets:
            Cash and short-term investments              $ 114,948     $ 114,948           $  87,580       $ 87,580
            Securities                                     361,882       361,866             435,815        436,651
            Loans                                        1,514,824     1,514,600           1,325,741      1,341,661
               Less: Reserve for loan losses               (15,654)           --             (13,702)            --
-------------------------------------------------------------------------------------------------------------------
                  Total financial assets                $1,976,000    $1,991,414          $1,835,434     $1,865,892
===================================================================================================================
         Financial liabilities:
            Deposits                                    $1,595,119    $1,514,415          $1,578,150     $1,588,109
            Federal funds purchased and securities
                  sold under agreements to repurchase       37,607        37,607              36,880         36,880
            Short-term borrowings                           78,750        78,750               2,319          2,319
            Long-term borrowings                           150,010       152,698             100,031        100,545
-------------------------------------------------------------------------------------------------------------------
                  Total financial liabilities           $1,861,486    $1,783,470          $1,717,380     $1,727,853
===================================================================================================================

SUPPLEMENTAL FINANCIAL DATA

      A summary of financial data for the four quarters for the years 1999 and 1998 is presented below.

QUARTERLY FINANCIAL DATA* (Unaudited)
(in thousands, except per share data)

-------------------------------------------------------------------------------------------------------------------
                                                1999                                            1998
-------------------------------------------------------------------------------------------------------------------
                                           QUARTER ENDED                                  QUARTER ENDED
                                MAR. 31   JUNE 30  SEPT. 30   DEC. 31          MAR. 31   JUNE 30  SEPT. 30   DEC. 31
--------------------------------------------------------------------------------------------------------------------
Net interest income             $19,587   $20,328   $20,466   $20,300          $19,069   $20,017   $19,702   $19,717
Provision for loan losses        (1,477)   (1,693)   (1,894)   (1,035)          (1,253)   (1,662)   (1,628)   (1,441)
Other income                      3,470     4,541     4,171     4,050            3,170     3,499     4,105     3,987
Other expenses                  (14,530)  (14,319)  (18,753)  (13,712)         (14,581)  (14,119)  (14,019)  (14,529)
--------------------------------------------------------------------------------------------------------------------
   Income before income taxes     7,050     8,857     3,990     9,603            6,405     7,735     8,160     7,734
     Provision for income taxes  (1,989)   (2,599)   (1,156)   (2,942)          (1,992)   (2,297)   (2,448)   (2,238)
--------------------------------------------------------------------------------------------------------------------
      Net income                $ 5,061   $ 6,258   $ 2,834   $ 6,661          $ 4,413   $ 5,438   $ 5,712   $ 5,496
====================================================================================================================

Common dividends                $ 2,702   $ 2,832   $ 3,178   $ 3,178          $ 2,394   $ 2,559   $ 2,539   $ 2,703

Earnings per share:(1)
      Basic and Diluted             .30       .38       .17       .40              .26       .33       .34       .33


  * Financial data for prior periods has been restated to give effect to the Philson acquisition, which was accounted for as a pooling-of-interests. Quarterly figures may not total to the full-year amount due to rounding.

(1) Per share data has been adjusted to reflect the 5% stock dividend distributed on February 1, 2000, and the 2-for-1 stock split effected in the form of a stock dividend distributed on May 1, 1998.

                                           FINANCIAL REPORT TO SHAREHOLDERS   37

BT FINANCIAL CORPORATION AND AFFILIATES
SELECTED CONSOLIDATED FINANCIAL DATA*
(dollars in thousands, except per share data)


YEARS ENDED DECEMBER 31                        1999          1998           1997(7)       1996(6)          1995(5)
-------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
      Interest income                      $140,165      $138,926       $130,513       $124,778        $115,782
      Interest expense                       59,484        60,421         54,987         51,653          49,831
-------------------------------------------------------------------------------------------------------------------
      Net interest income                    80,681        78,505         75,526         73,125          65,951
      Provision for loan losses               6,099         5,984          4,250          2,441           1,566
-------------------------------------------------------------------------------------------------------------------
      Net interest income after
            provision for loan losses        74,582        72,521         71,276         70,684          64,385
      Other income                           16,232        14,761         13,574         12,285           9,683
      Other expense                          61,314        57,248         54,149         58,113          52,041
-------------------------------------------------------------------------------------------------------------------
      Income before income taxes             29,500        30,034         30,701         24,856          22,027
      Provision for income taxes              8,686         8,975         10,223          8,056           6,453
-------------------------------------------------------------------------------------------------------------------
            Net income                     $ 20,814      $ 21,059       $ 20,478       $ 16,800        $ 15,574
===================================================================================================================
-------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA (PERIOD END)
      Total assets                       $2,060,672    $1,915,908     $1,792,036     $1,699,748      $1,676,733
      Loans, net of unearned interest     1,514,824     1,325,741      1,186,260      1,140,591       1,117,871
      Total securities                      361,882       435,815        463,403        400,665         410,573
      Total deposits                      1,595,119     1,578,150      1,549,520      1,465,101       1,452,098
      Total long-term borrowings            150,010       100,031         14,335         17,210          20,083
      Total shareholders' equity            185,027       189,145        177,233        165,432         148,588
-------------------------------------------------------------------------------------------------------------------
PER SHARE DATA(1)
      Basic earnings per share           $     1.25    $     1.26     $     1.23    $      1.03       $     .97
      Diluted earnings per share               1.25          1.26           1.23           1.02             .97
      Common dividends declared per share       .71           .61            .53            .43             .37
      Period end book value                   11.09         11.34          10.62           9.92            9.25
      Average shares outstanding-Basic   16,683,294    16,683,924     16,684,344     16,332,678      15,899,433
      Average shares outstanding-Diluted 16,683,682    16,683,924     16,684,344     16,441,492      16,132,475
-------------------------------------------------------------------------------------------------------------------
FINANCIAL RATIOS
      Return on average assets                 1.04%         1.10%          1.16%           .99%            .99%
      Return on average shareholders' equity  11.11         11.52          11.96          10.69           11.15
      Net yield on earning assets(2)           4.52          4.58           4.73           4.77            4.60
      Common stock dividend payout            57.13         48.42          43.22          41.64           37.46
      Average shareholders' equity
            to average assets                  9.38          9.58           9.72           9.28            8.87
      Primary capital ratio at period end(3)   9.67         10.51          10.52          10.41            9.57
      Net charge-offs to average loans,
            net of unearned interest            .28           .39            .38            .25             .12
      Nonperforming loans to total loans,
            net of unearned interest(4)         .64           .58            .85           1.17             .69
      Reserve for loan losses to period end
            loans, net of unearned interest    1.03          1.03           1.06           1.12            1.17


       * Financial data for prior periods has been restated to give effect to the Philson acquisition, which was accounted for as a pooling-of-interests.

     (1) Per share data has been adjusted to reflect the 5% stock dividend distributed by BT on February 1, 2000, the two-for-one stock split effected in the form of a stock dividend distributed on May 1, 1998 and the 10% stock dividends distributed on September 15, 1997 and October 22, 1996. Earnings per share data for periods prior to 1997 has been restated to reflect the adoption of SFAS No. 128 on December 31, 1997.

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

38 BT FINANCIAL CORPORATION AND AFFILIATES

MARKET PRICE AND CASH DIVIDENDS

BT's Common Stock is traded in the NASDAQ Stock Market under the NASDAQ symbol "BTFC."

      The following table sets forth cash dividends declared and the range of high and low sale prices, as reported on the NASDAQ Stock Market for BT's Common Stock for the quarters indicated.

                                               1999                                   1998
-------------------------------------------------------------------------------------------------------------
      QUARTER                       HIGH        LOW      DIVIDEND         HIGH         LOW     DIVIDEND
--------------------------------------------------------------------- ---------------------------------------
      1st                         $28.10      $24.29        $.162        $26.96     $23.53        $.143
      2nd                          26.43       22.92         .170         29.29      23.81         .153
      3rd                          24.52       20.00         .190         26.90      20.95         .152
      4th                          24.05       20.24         .190         27.38      23.10         .162
--------------------------------------------------------------------- ---------------------------------------
            Total                                           $.712                                 $.610
===================================================================== =======================================


      Note: Data has been adjusted to reflect the 5% stock dividend distributed on February 1, 2000 and the 2-for-1 stock split effected in the form of a stock dividend distributed on May 1, 1998.

         On February 3, 2000, there were 5,279 record holders of BT Common
Stock.

      BT offers an Automatic Dividend Reinvestment Plan (Plan) to provide a prompt, simple and expense-free way for shareholders to invest cash dividends into additional shares of BT Common Stock. Laurel Trust Company performs certain bookkeeping and administrative functions in connection with the Plan. As participants, the shareholders may add to their investment in BT Common Stock through voluntary additional cash deposits with the Administrator.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

BT Financial Corporation achieved another consecutive year of record financial performance in fiscal year 1999. Excluding significant nonrecurring items, net income for 1999 was $23.7 million, an increase of 8.7% over the $21.8 million earned in 1998 while earnings per share rose 9.2% to $1.42 in 1999 compared to $1.30 in 1998. BT's net income, including nonrecurring transactions, was $20.8 million in 1999 compared to $21.1 million in 1998 and earnings per share was $1.25 versus $1.26 for the same respective periods. Net income for 1998 represented a $581,000, or 2.8% increase over the $20.5 million earned in 1997. In 1998, earnings per share increased $.03, or 2.4% compared to the $1.23 earned in 1997. Excluding nonrecurring costs, core net income for 1998 increased 6.3% over 1997 and earnings per share rose by 5.7%. The nonrecurring items affecting the comparability of 1999 and 1998 are detailed later in this discussion. BT's improved core earnings performance was primarily driven by increases in net interest income, fueled by strong loan growth, and higher levels of fee-based revenue. The 1999 results also were impacted favorably by the merger with First Philson Financial Corporation (Philson), which was completed on July 14, 1999. Philson's assets totaled approximately $221 million on the merger date. The merger with Philson has been accounted for as a pooling-of-interests and accordingly, BT's accompanying consolidated financial statements have been restated retroactively to include the accounts and operations of Philson for all periods presented prior to the merger. Philson's banking subsidiary, First Philson Bank, N.A., operated nine branches in Somerset and Fayette counties and was merged into Laurel Bank upon consummation of the merger. Philson also owned Flex Financial Consumer Discount Company (Flex) which continues to operate as a non-bank subsidiary of BT. The merger increased total assets to approximately $2.0 billion and solidified BT's leading market position in Somerset County, Pennsylvania, where BT now represents over one-third of total bank and thrift deposits.

      BT's efficiency ratio, excluding nonrecurring items, improved to 56% in 1999 compared to 59% in 1998, reflecting targeted synergies resulting from the Philson merger and BT's ongoing focus toward a more efficient branch delivery system and back office. BT successfully managed the Year 2000 date change without any disruptions and will continue to monitor all related business concerns on an ongoing basis to ensure all processes continue to function properly. On December 22, 1999, BT declared a five percent stock dividend which was distributed on February 1, 2000. All per share data in this report has been adjusted to reflect the stock dividend. BT's Common Stock has provided a total shareholder return of 136% over the last five years.

      BT's nonrecurring after-tax expenses consisted of the following: merger-related costs of $3.0 million and $260,000 for 1999 and 1998, respectively; legal settlements and other legal costs of $130,000 and $226,000; and severance costs related to early retirements of $114,000 and $219,000 for the same respective periods. BT also experienced a net after-tax nonrecurring net gain of $366,000 in 1999 in connection with the sale of two branch offices of Laurel Bank.

                                           FINANCIAL REPORT TO SHAREHOLDERS   39

      BT's total assets were $2.06 billion at year-end 1999, representing an increase of 7.6%, or $144.8 million from the $1.92 billion at year-end 1998. The increase was primarily due to strong loan growth, as loans, net of unearned interest grew by 14.3% for the twelve months ended December 31, 1999. The Philson acquisition accented BT's community banking focus by creating a sixth marketing region. BT's assets at year-end 1998 increased $123.9 million, or 6.9%, compared to year-end 1997. The expansion resulted from solid loan growth and a targeted balance sheet leveraging strategy. BT completed a merger with the Peoples National Bank of Rural Valley (Peoples) on October 23, 1998. At the time of the merger, Peoples' assets were approximately $37 million. The merger was accounted for as a pooling-of-interests, and accordingly BT's consolidated financial statements have been restated retroactively to include the accounts and operations of Peoples for all periods presented prior to the merger. This acquisition increased BT's market share in Armstrong County, located north of Pittsburgh, Pennsylvania. The Philson and Peoples mergers support BT's fundamental strategy of enhancing shareholder value through a disciplined focus on community banking.

      During 1999, BT laid the groundwork for its strategic plan for the next few years. The Corporation has built a strong and efficient community banking business by broadening its markets and customer base through acquisitions and sales efforts. Trust and investment services were expanded to support banking operations with greater fee income. Other lines of business and non-traditional financial products and services were developed and instituted. In addition, an emphasis on developing and broadening BT's technology-based delivery system will help to meet the needs of BT's customers and markets.

      As the Corporation enters the 21st Century its strategic focus is to offer a complete menu of financial services to consumer and lower middle-market commercial clients. At the same time, BT plans to give special consideration to fee-based services, including non-traditional business lines. The Corporation will focus on delivering these products and services more efficiently through technology-based delivery channels. In short, BT strives to grow and diversify its revenues while doing business more efficiently through customer-driven applications of technology.

      A number of activities have either begun or are being initiated to support plans to enhance fee revenue growth. BT formed a partnership with First Security Group in the fourth quarter of 1999 in order to offer mutual funds, annuities, and life insurance products through Laurel Bank's community banking offices. A 27% ownership was acquired in Bankers Settlement Services of Southwest Pennsylvania, LLC, a title insurance agency formed by the Pennsylvania Bankers Association. A private label leasing program was initiated and placed with a prominent national bank in order to provide small-ticket leasing for office, medical and industrial equipment. BT's affiliate, Flex Financial Consumer Discount Company opened an additional office at Scottdale, Pennsylvania during 1999. Flex plans to open four additional offices over the next 18 months. Laurel Trust Company continues to expand its assets under management while adding new products and services through its seven sales offices. In 1999, Laurel Trust Company split out its investment advisory business by establishing a separate company in order to focus its efforts on that business line. BT also began the process of migrating its personal computer banking products from proprietary dial-up systems to the Internet.Internet banking is expected to be functional by the second quarter of 2000.

      BT continued its efforts to rationalize its branch banking offices and improve efficiency. As a result of the Philson acquisition, three branch locations were consolidated due to overlapping markets. In May of 1999, Laurel sold two locations in Indiana County. These efforts and targeted synergies from the Philson acquisition resulted in a record efficiency ratio of 54% during the fourth quarter of 1999. BT's management has developed a branch analysis model that examines deposit and loan balances, sales and over the counter transaction levels, and the financial performance of individual branch locations. In addition, market potential is analyzed by reviewing market data on households, businesses, and competitors. Strategies that result from the analysis include consolidation with nearby branch locations, exit of the market by selling the branch, or additional investment if warranted by market and financial considerations.

      Return on average assets, excluding nonrecurring items, was 1.18% in 1999, 1.14% in 1998, and 1.16% in 1997. Return on average shareholders' equity, excluding nonrecurring items, was 12.64%, 11.90%, and 11.96% in 1999, 1998, and 1997, respectively. Return on average tangible shareholders' equity, which excludes nonrecurring items and intangible amortization expense from net income and intangibles from average shareholders' equity, was 15.40% in 1999, 14.84% in 1998, and 15.09% in 1997.

      The following is a more detailed discussion of certain significant factors that affected the Corporation's consolidated operating results, financial position, capital resources, liquidity, and interest rate sensitivity for the years ended December 31, 1999, 1998, and 1997. Reference should be made to the consolidated financial statements and notes thereto as well as the selected financial data presented herein for a complete understanding of the following discussion and analysis.

      Certain statements contained in this report constitute "forward-looking" statements with respect to BT and its subsidiaries. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the financial condition and results of operations of BT and its subsidiaries to be materially different from any future financial condition or results of operations suggested or implied by such forward-looking statements. BT undertakes no obligation to update any forward-looking statements made herein. The factors that may cause actual results to differ materially from the forward-looking statements include: interest rates, market and monetary fluctuations, monetary and fiscal policies, changes in laws and regulations, inflation, general economic conditions, competition and economic conditions in the geographic region and industries in which BT conducts its operations, pending litigation, introduction and acceptance of new products and enhancements, mergers and acquisitions and their integration into BT, and management's ability to manage these and other risks.

40 BT FINANCIAL CORPORATION AND AFFILIATES

RESULTS OF OPERATIONS


NET INTEREST INCOME

Net interest income is BT's primary source of revenue. Net interest income represents the amount by which interest income on interest-earning assets exceeds interest paid on interest-bearing liabilities. In 1999, fully taxable equivalent net interest income was a record $85.0 million, representing a 4.3%, or $3.5 million increase over 1998. The increase was primarily due to a $101.6 million, or 5.7% increase in average earning assets in 1999. This increase outpaced the rise in average interest-bearing liabilities of $63.1 million, or 4.2% to $1.56 billion in 1999. The loan volume growth achieved in 1999 was the main factor contributing to the higher level of net interest income over 1998. Total average interest-earning assets were $1.88 billion in 1999 versus $1.78 billion in 1998. Average loans increased $202.0 million, or 16.0%, in 1999 compared to 1998 while average securities declined $100.9 million, or 20.4%, over the same period. Funding for the loan growth was mainly provided by proceeds received from maturing and called securities and increased FHLB borrowings. Additional information regarding FHLB borrowings is contained in
Note 10 to the consolidated financial statements. BT's loans, net of unearned interest, as a percentage of total deposits were 95.0% at year-end 1999 and 84.0% at year-end 1998. These ratios reflect BT's strategy of maintaining a loan to deposit proportion of less than 100% in order not to become dependent on higher cost funding sources. Funding strategies are actively managed by BT's Asset/Liability Committee to ensure adequate liquidity and to control interest rate risk exposure.

      Net interest margin is calculated by dividing fully taxable equivalent net interest income by average interest-earning assets. The net interest margin, on a fully taxable equivalent basis, declined to 4.52% in 1999 from 4.58% in 1998 due to lower yields earned on loans and securities. The decrease in the margin was mitigated by lower rates paid for interest-bearing deposits in 1999. BT's net interest margin in 1999 and 1998 has been impacted by balance sheet leveraging through the utilization of wholesale funding from the FHLB used to support higher earning asset levels. The leveraging position enables BT to enhance marginal net interest income while sacrificing some net interest spread differential. While the current period net interest margin has been higher than peer levels, BT is anticipating some net interest margin compression in the near-term due to the expected repricing characteristics of its asset/liability mix. During 2000, BT will continue to emphasize growth in non-interest-bearing demand deposits which contribute additional funds available for investment by the Corporation at no interest cost.

      Fully taxable equivalent net interest income rose $4.0 million, or 5.2%, while average interest-earning assets increased $143.5 million, or 8.8%, in 1998 compared to 1997. The higher level of net interest income in 1998 was principally due to a greater volume of average interest-earning assets resulting from increased loan and security levels which were funded mainly by increased long-term borrowings in the form of FHLB advances. In 1998, the availability of favorably priced wholesale funding allowed BT to prudently leverage its balance sheet by increased earning asset levels in order to enhance net interest income while contributing to the management of interest rate risk. The net interest margin, on a fully taxable equivalent basis, declined 15 basis points to 4.58% in 1998 compared to 4.73% in 1997. The decline was primarily due to lower yields earned on loans while the overall cost of deposits rose slightly. The effect of BT's balance sheet leveraging strategy also played a role in the net interest margin compression during 1998.

      BT's fundamental strategy of generating quality loan growth through acquisitions and internal loan growth continued throughout 1999. The loan portfolio represents BT's largest component of average interest-earning assets. Average loans were 78.0% of average interest-earning assets in 1999 compared to 71.1% in 1998 and 72.1% in 1997.

                                           FINANCIAL REPORT TO SHAREHOLDERS   41

      The following table presents the major categories of assets, liabilities and shareholders' equity with their corresponding average balances, related interest income earned on interest-earning assets or interest expense paid on interest-bearing liabilities, and resulting yields and rates on a fully taxable equivalent basis for the years indicated.

---------------------------------------------------------------------------------------------------------------------
                                         1999                            1998                          1997
---------------------------------------------------------- ----------------------------- ----------------------------
                                        INTEREST     RATE             INTEREST     RATE              INTEREST   RATE
                             AVERAGE    INCOME/    EARNED/   AVERAGE  INCOME/    EARNED/   AVERAGE   INCOME/    EARNED
                             BALANCE    EXPENSE(1) PAID(1)   BALANCE  EXPENSE(1) PAID(1)   BALANCE   EXPENSE(1) PAID(1)
---------------------------------------------------------- ----------------------------- ------------------------------
(dollars in thousands)
ASSETS
Interest-earning assets:
   Loans, net of
    unearned interest(2)  $1,467,585   $117,508    8.01%  $1,265,545  $107,792     8.52% $1,180,277   $102,656    8.70%
   Taxable securities        278,930     17,752    6.36      426,322    27,917     6.55     408,311     26,486    6.49
   Nontaxable securities     114,018      8,163    7.16       67,500     5,091     7.54      23,719      1,987    8.38
   Federal funds sold         20,549      1,039    5.06       19,833     1,059     5.34      23,280      1,280    5.50
   Time deposits in
      other banks                157          8    5.10          407        29     7.13         534         32    5.99
---------------------------------------------------------- ------------------------------ -----------------------------
   Total interest-earning
      assets               1,881,239    144,470    7.68    1,779,607   141,888     7.97   1,636,121    132,441    8.09

Non-interest-earning assets:
   Cash and cash equivalents  54,241                          54,362                         55,196
   Premises and
      equipment, net          30,778                          33,176                         33,837
   Other assets               45,639                          54,228                         48,690
   Less: Reserve for
      loan losses            (14,880)                        (13,097)                       (12,551)
-----------------------------------------------------------------------------------------------------------------------
      Total assets        $1,997,017                      $1,908,276                     $1,761,293
=======================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
   Demand and
      savings deposits    $  511,413      8,118    1.59   $  518,656     8,650     1.67  $  518,002      7,955    1.54
   Other time deposits       832,844     40,614    4.88      832,411    44,274     5.32     810,219     43,917    5.42
   Federal funds purchased
      and securities sold
      under agreements
      to repurchase           39,659      1,351    3.41       45,958     1,985     4.32      37,345      1,793    4.80
   Short-term borrowings      40,803      2,272    5.57       17,350     1,001     5.77       3,209        210    6.54
   Long-term borrowings      135,773      7,129    5.25       83,062     4,510     5.43      16,028      1,112    6.94
---------------------------------------------------------- ----------------------------- -----------------------------
    Total interest-bearing
       liabilities         1,560,492     59,484    3.81    1,497,437    60,420     4.03   1,384,803     54,987    3.97

Non-interest-bearing
 liabilities:
   Demand deposits           235,918                         215,886                        194,299
   Other liabilities          13,346                          12,099                         10,926
---------------------------------------------------------- ------------------------------ ----------------------------
    Total liabilities      1,809,756                       1,725,422                      1,590,028
---------------------------------------------------------- ------------------------------ ----------------------------

Shareholders' equity         187,261                         182,854                        171,265
---------------------------------------------------------- ------------------------------ ----------------------------

   Total liabilities and
    shareholders' equity  $1,997,017                      $1,908,276                     $1,761,293
======================================================================================================================

Net interest income                     $84,986                        $81,468                        $77,454

Net interest spread(3)                             3.87%                           3.94%                        4.12%

Net yield on earning assets(4)                     4.52%                           4.58%                        4.73%


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

42 BT FINANCIAL CORPORATION AND AFFILIATES

The following table provides an analysis of the changes in interest income and expense attributable to changes in volume and rate.

------------------------------------------------------------------------- ------------------------------------------
                                                   1999 VS 1998                        1998 VS 1997
------------------------------------------------------------------------- ------------------------------------------
                                     NET INCREASE      DUE TO CHANGES IN   NET INCREASE    DUE TO CHANGES IN
                                        (DECREASE)      VOLUME     RATE       (DECREASE)    VOLUME     RATE
------------------------------------------------------------------------- ------------------------------------------
(in thousands)
INTEREST INCOME
   Loans, net of
        unearned interest(1)(2)        $  9,716      $ 17,210    $(7,494)       $ 5,136    $ 7,417   $ (2,281)
   Taxable securities                   (10,165)       (9,652)      (513)         1,431      1,168        263
   Non-taxable securities(1)              3,072         3,508       (436)         3,104      3,668       (564)
   Federal funds sold                       (20)           38        (58)          (221)      (190)       (31)
   Time deposits in other banks             (21)          (18)        (3)            (3)        (8)         5
-------------------------------------------------------------------------- -----------------------------------------
      Total interest income               2,582        11,086     (8,504)         9,447     12,055     (2,608)
-------------------------------------------------------------------------- ----------------------------------------

INTEREST EXPENSE
   Interest-bearing demand
       and savings deposits                (532)         (121)      (411)           695         10        685
   Other time deposits                   (3,660)           23     (3,683)           357      1,203       (846)
   Federal funds purchased and
       securities sold under
       agreements to repurchase            (634)         (272)      (362)           192        414       (222)
   Short-term borrowings                  1,271         1,353        (82)           791        925       (134)
   Long-term borrowings                   2,619         2,862       (243)         3,398      4,651     (1,253)
-------------------------------------------------------------------------- ----------------------------------------
      Total interest expense               (936)        3,845     (4,781)         5,433      7,203     (1,770)
-------------------------------------------------------------------------- ----------------------------------------
Change in net interest income(1)       $  3,518       $ 7,241    $(3,723)       $ 4,014    $ 4,852     $ (838)
========================================================================== ========================================


 (1) Tax-exempt income on loans and investments and related yield are shown on a fully taxable equivalent basis computed using the federal statutory tax rate of 35%.

 (2) Nonaccrual loans are included in the average outstanding balances.


OTHER INCOME

BT's other income growth has contributed substantially to the higher profitability and efficiency of the Corporation in recent years. Management recognizes the importance of fee-based revenue growth in improving corporate profitability and to become less reliant on spread-based income. One of BT's key strategic goals is to seek and enhance areas which will broaden and diversify its revenue streams. Total other income, excluding security gains and a nonrecurring gain of $609,000 related to the 1999 sale of two branch offices, increased $1.2 million, or 8.6%, in 1999 compared to 1998. The nonrecurring gain of $609,000 was realized from the sale of Laurel Bank's two Indiana, Pennsylvania branch offices in the second quarter of 1999. These branches were sold as part of management's ongoing efforts to review branches to determine their fit with BT's strategy of providing more efficient delivery channels. Trust income experienced the largest percentage growth of BT's other income components, up 10.4%, or $381,000 in 1999 over 1998. Revenue gains in connection with trust, custodian and escrow administration, and employee benefits plans accounted for the 1999 increase. Service fees are the most significant component of BT's other income, generating 66.9% of total other income, excluding security gains and the branch sale gain in 1999. Service fees increased $775,000, or 8.1%, during 1999 compared to 1998 due principally to higher ATM/debit card service income, a rise in loan insurance commissions and a higher level of deposit account fees. Usage of BT's debit card product has steadily increased since its launch in 1997. Accordingly, debit card fees rose $287,000 or 82.4% to $635,000 in 1999 compared to 1998. The inclusion of Philson's customer base should provide further debit card revenue gains in 2000. A new pricing structure for various deposit services will be implemented in 2000 which should also generate additional fee income. Additionally, in 2000 BT will begin a program to generate revenue through the retail annuity, mutual fund and life insurance product lines to be provided by Security First Financial Corporation. The other income component of total other income includes the aforementioned branch sale gain of $609,000 in 1999. Excluding this gain, other income grew $80,000 or 7.8% to $1.1 million in 1999 compared to 1998 primarily due to increased gains from the sale of certain loans.

      Total other income, exclusive of security gains, increased $922,000, or 6.9% in 1998 over 1997. Trust income increased $464,000, or 14.6%, due to increased assets under management from new business. In 1998, higher levels of ATM/debit card revenue and loan insurance commissions led service fees to a $942,000 or 10.8% increase over the prior year level. The sale of the credit card portfolio and BT's merchant credit card relationships added $554,000 to other income in 1997.

                                           FINANCIAL REPORT TO SHAREHOLDERS   43

      Securities transactions income declined $374,000 in 1999 from the 1998 level of $460,000 which represented an increase of $265,000 over 1997. BT realized increased gains in 1998 related to called securities and sales of U.S. federal agency securities as part of a strategy involving the selling of securities likely to be called and reinvesting the proceeds into tax-exempt municipal issues. Generally, securities are acquired to provide interest income and to contribute to the management of interest rate risk and liquidity and are not bought and sold for profit taking. Sales may occur periodically when funding is required for loan or deposit outflows.

OTHER EXPENSES

BT continuously evaluates the efficiency of its operations to seek improved processes and delivery channels which will best serve its customers while reducing operating costs. BT's efficiency ratio, exclusive of nonrecurring items, improved to 56% in 1999 compared to 59% in 1998 and 60% in 1997. The efficiency ratio measures the ability to generate revenue in relation to expenditures. The lower ratios indicate improvement in BT's strategic goal of improving efficiency by utilizing its resources more effectively to produce revenue. The Philson merger in July of 1999 should result in significant cost-savings to BT in 2000 as the full-year impact of synergies and efficiencies from the elimination of redundant overhead expenses and branch closures are realized. During the fourth quarter of 1999, two branches of the former Philson Bank, N.A. along with one branch of Laurel were closed and consolidated into nearby locations as a result of duplicate service areas created by the merger. The costs associated with the branch closings did not have a material impact on BT's financial position or results of operations. BT believes that the execution of this merger went exceptionally well as evidenced by a high retention of former Philson customers and minimal deposit runoff.

      BT's nonrecurring pre-tax expenses consisted of the following for 1999 and 1998, respectively: merger-related costs of $4.2 million and $290,000, legal settlements and other legal costs of $200,000 and $348,000, and severance costs related to early retirements of $175,000 and $337,000. BT also incurred a one-time expense of $46,000 in 1999 in connection with the sale of two branch offices of Laurel Bank. These branches were sold as part of BT's ongoing strategy to improve the efficiency and quality of its branch-based product delivery system. Since 1996, BT has consolidated 14 branch offices, sold three and relocated two others to new facilities. In 2000, branch reductions are likely to continue as BT moves toward increasing rationalization of the branch network while pursuing alternative technology-based product delivery systems such as Internet banking, expected to debut in the second quarter of 2000.

      Total other expenses, excluding nonrecurring costs, rose slightly by $416,000, or 0.7%, in 1999 compared to 1998. Excluding one-time charges, personnel expenses, comprising salaries and benefits, were up $633,000, or 2.3%, in 1999 due primarily to normal merit increases and a higher level of incentive payments. The increase was mitigated by reduced staffing levels in the second half of 1999 associated with the elimination of redundant functions due to the Philson merger. Full-time equivalent employees declined to 840 at year-end 1999 from 882 at year-end 1998. The decrease has resulted from a reduction in staff in connection with the Philson merger and a focus toward more efficient staffing levels. BT's branch staffing model was developed in 1998 and increases utilization of part-time employees at the branch level. The model was designed as an efficiency measure to develop a more cost-effective delivery system by lowering costs while enhancing customer service throughout the branch network. Average assets per employee have risen to $2.4 million in 1999 compared to $2.2 million in 1998 and $1.9 million in 1997. Occupancy expense increased 5.4% due to various increases in building costs. A nominal increase of 1.7% was experienced in equipment expense. Nonrecurring reorganization charges of $4.2 million were incurred during 1999 in connection with the Philson merger while $290 was expensed in 1998 due to the Peoples merger. Other operating expenses, excluding nonrecurring items, declined 3.6% due mainly to decreased professional services costs along with declines in various other operating expense categories due in part to a partial year impact of synergies derived from the Philson merger. Total other expenses, including nonrecurring costs, increased $4.1 million or 7.1% in 1999 compared to 1998 principally due to the Philson merger costs.

      In 1998, total other expenses, excluding nonrecurring costs, increased 3.9% over 1997. Salaries and benefits, excluding nonrecurring charges, increased 4.3% in 1998 reflecting the impact of normal merit increases and a higher level of sales incentives. Full-time equivalent employees declined to 882 at year-end 1998 from 907 at year-end 1997 due to more efficient staffing levels. Net occupancy and equipment expense rose 2.8% in 1998 resulting largely from higher depreciation levels associated with technology-based investments. Other operating expense rose 4.0% due primarily to higher legal expenses associated with various litigation cases.

PROVISION FOR INCOME TAXES

Income before taxes decreased $534,000, or 1.8%, in 1999, to $29.5 million after a $667,000, or 2.2%, decrease in 1998 compared to 1997. The effective tax rate was 29.4% in 1999 compared to 29.9% in 1998 and 33.3% in 1997. A substantial increase in tax-exempt securities income was primarily responsible for the decline in the effective tax rate in 1998 compared to 1997.

44 BT FINANCIAL CORPORATION AND AFFILIATES

Financial Condition

LOAN PORTFOLIO

BT's loan portfolio consists of a balanced composition of commercial loans to small- to mid-sized businesses, consumer loans and residential mortgage loans. In 1999, average total loans, net of unearned interest, grew $202.0 million, or 16.0%, over 1998 to an average of $1.47 billion. At year-end 1999, total loans outstanding, net of unearned interest, were $1.51 billion, an increase of $189.1 million, or 14.3%, over year-end 1998. The 1999 increase followed a $139.5 million, or 11.8%, increase at year-end 1998 over 1997. Real estate loans, comprising residential and commercial mortgages, accounted for most of the increase at year-end 1999 compared to 1998 gaining $152.3 million, or 21.3%. The growth was largely due to a home equity loan promotional campaign in place during most of 1999. Recent loan growth has also been stimulated by Laurel Bank's regionalized marketing approach in place for 1998 and 1999. Under this structure, Laurel Bank operates six local sales-focused banking regions designed to place managers closer to their customers enabling them to focus on customer needs more effectively. The Philson merger resulted in the addition of the sixth region in mid-1999. The Corporation maintained its traditional conservative underwriting posture throughout the year in conjunction with the loan growth. BT adheres to strict underwriting and credit guidelines in its loan review processes to preserve a quality loan portfolio. Indirect consumer lending through the bank's centralized dealer center demonstrated loan growth for the second consecutive year. This growth has been achieved through competitive pricing and the use of automated processes, which have enabled the center to meet the demands of its dealer base. The mortgage origination area took advantage of the refinance market and was able to sustain growth through most of 1999. A focus on asset generation for sale into the secondary market led to a decrease in mortgage loans outstanding during the fourth quarter of 1999 as BT achieved its internal loan growth targets. BT has established secondary market relationships which allow the sale of certain longer term loans. This enhances BT's capability to manage its balance sheet more effectively both from a liquidity and risk perspective while providing the potential for fee gains related to the asset sales. BT has recruited several highly experienced and successful commercial lenders from large financial institutions to manage the commercial lending teams in each local region to facilitate quality commercial loan growth. Additionally, for the first three quarters of 1999, BT operated in a very favorable interest rate environment. To further take advantage of this environment, BT made a strategic decision to offer very attractive loan sale rates with five and ten year terms, which precipitated a significant level of commercial and commercial real estate loan growth in 1999. In 2000, BT will centralize its direct lending function in an effort to expand the direct loan portfolio while increasing the ability to better serve customers. BT will also emphasize commercial loan growth by exploiting existing and potential commercial relationship opportunities within its market area.

      At year-end 1998, total loans outstanding, net of unearned interest, were $1.33 billion compared to $1.19 billion at year-end 1997. The increase primarily resulted from the increased focus on sales and customer service inherent in the formation of Laurel's local banking regions late in 1997.

      At December 31, 1999, BT's entire loan portfolio consisted of loans made to individuals and businesses located within BT's marketing region with the vast majority of these loans located in the Commonwealth of Pennsylvania. BT does not have any foreign loans. At December 31, 1999, BT did not have any loan concentrations in any category exceeding 10% of total loans.

      The following table summarizes the composition of BT's loan portfolio by types of loans at December 31 for each of the years indicated.


-------------------------------------------------------------------------------------------------------------------
                                                     1999          1998           1997          1996           1995
-------------------------------------------------------------------------------------------------------------------
         (in thousands)
         Commercial, financial and agricultural  $223,995       $208,805      $186,047      $188,905       $182,645
         Real estate                              868,729        716,451       670,104       615,294        590,722
         Consumer                                 436,972        430,562       388,531       393,301        394,134
-------------------------------------------------------------------------------------------------------------------
            Total                              $1,529,696     $1,355,818    $1,244,682    $1,197,500     $1,167,501


      The following table shows BT's loan maturities by types of loans indicated, exclusive of residential and commercial real estate, consumer and lease financing loans, as of December 31, 1999.

-------------------------------------------------------------------------------------------------------------------
                                                                                       Maturing

-------------------------------------------------------------------------------------------------------------------
                                                                           After One
                                                              Within      But Within            After
                                                            One Year      Five Years       Five Years         Total
-------------------------------------------------------------------------------------------------------------------
         (in thousands)
         Commercial, financial and agricultural             $123,547        $ 73,537         $ 26,911      $223,995
         Real estate construction                             14,786              --              --         14,786
-------------------------------------------------------------------------------------------------------------------
            Total                                           $138,333        $ 73,537         $ 26,911      $238,781
-------------------------------------------------------------------------------------------------------------------

      Commercial, financial, and agricultural loans due after one year and having floating or adjustable rates approximated $35 million.

                                          FINANCIAL REPORT TO SHAREHOLDERS 45

      BT's highly leveraged financings were not significant at December 31, 1999. Highly leveraged financings are defined as those credits that are extended for the acquisition or restructuring of an organization and are characterized by unusually high debt to total asset ratios. While it is recognized that these transactions carry a higher level of risk in some cases, Laurel may originate or participate in this type of financing from time to time.

NONPERFORMING ASSETS AND RISK ELEMENTS

BT's nonperforming assets constitute nonperforming loans (loans 90 days or more past due, restructured loans and nonaccrual loans), other real estate owned, and repossessed assets (primarily automobiles). Total nonperforming assets as a percent of total assets were .53% at year-end 1999 compared to .46% at year-end 1998 and .68% at year-end 1997. Total nonperforming assets increased $2.1 million, or 23.8%, to $11.0 million at year-end 1999 compared to $8.9 million at year-end 1998. This increase followed a $3.2 million, or 26.6% decrease at year-end 1998 compared to year-end 1997. The current year increase is primarily due to a higher level of nonaccrual commercial mortgage loans offset partially by declines in nonaccrual commercial and consumer loans. The increased nonaccrual commercial mortgages were mainly due to various loans associated with one commercial borrower. These loans are fully secured and are in the process of foreclosure and liquidation. Management is currently anticipating only a nominal loss in connection with these loans. Excluding these loans, BT's nonperforming assets would have decreased by approximately $1.1 million at year-end 1999 compared to year-end 1998. BT strives to maintain high asset quality while managing internal and merger-related growth. BT's Asset Recovery function focuses on liquidation and repossession issues in conjunction with the pursuit of charged-off loan amounts. Additionally, BT utilizes an automated, centralized collection area to enhance collection efforts. The Special Assets department of BT concentrates on nonperforming commercial loans.

      The following table provides information with respect to BT's past due loans and the components of its nonperforming assets at December 31 of each of the years indicated.

------------------------------------------------------------------------
                                1999     1998     1997    1996    1995
------------------------------------------------------------------------
 (dollars in thousands)
 Loans 90-days or
   more past due               $ 582   $  694   $1,696   $1,014  $2,238
 Restructured loans              212      264      266      317     318
 Nonaccrual loans              8,936    6,721    8,126   12,052   5,126
------------------------------------------------------------------------
  Total nonperforming loans    9,730    7,679   10,088   13,383   7,682
 Other real estate owned         502      615      711    1,024     943
 Repossessed assets              784      601    1,312      851     318
------------------------------------------------------------------------
  Total nonperforming assets $11,016  $ 8,895  $12,111  $15,258  $8,943
========================================================================
 Nonperforming loans as a
  percent of total loans,
    net of unearned interest    0.64%    0.58%    0.85%    1.17%   0.69%


      Reviews of the commercial loan and commercial mortgage portfolios are conducted by Credit Department personnel to systematically evaluate the quality of the portfolio, to detect problems, and to provide an early warning system for loan deterioration. The accrual of interest on loans is discontinued when, in management's judgement, it is determined that the collectibility of interest, but not necessarily principal, is doubtful. Generally, commercial loans and residential mortgages are placed on a nonaccrual status when they become 90-days past due as to principal or interest. Consumer loans are generally placed on nonaccrual status when they become 120-days past due and are normally charged-off within 180 days of delinquency, when they are determined to be uncollectible and all collateral securing the loans has been liquidated. During 1999, BT adopted early the recent Federal Reserve revised policy specifying the charge-off criteria for certain consumer loans. The policy mandates the charge-off of open-end and closed-end consumer loans when they reach 180- and 120-days past due, respectively. The revised policy resulted from an update of the Uniform Retail Credit Classification and Account Management Policy which establishes standards for delinquent retail credits.

      Interest income of $1.0 million, $899,000 and $895,000 would have been recorded in 1999, 1998 and 1997, respectively, if nonaccrual and restructured loans were on a current basis in accordance with their original terms. Interest income of $405,000, $303,000 and $323,000 on nonaccrual and restructured loans was recorded in each of the years of 1999, 1998 and 1997, respectively. A loan generally remains on nonaccrual status until it becomes current as to principal and interest, except for consumer loans, which are returned to accrual status when they become less than 120 days past due. Loans determined to be uncollectible are charged off against the reserve for loan losses. A loan is classified as restructured when the terms have been modified because of deterioration in the financial position of the borrowers to provide for a reduction of either interest or principal.

      The Corporation's Credit Department analyzes the financial stability of all large borrowers and pays particular attention to resolving certain problem or classified loans. A loan is generally considered classified due to a deterioration in the financial performance of the borrower. The Corporation had internally classified loans (other than nonperforming loans) totaling $20.4 million at December 31, 1999 compared to $19.8 million at December 31, 1998. However, these loans are currently performing, and based on a loan-by-loan review, historical performance, and current economic conditions, management does not expect any significant amount of classified loans to deteriorate to nonaccrual status. Classified loans are reviewed monthly by BT's and Laurel's Board of Directors.

46 BT FINANCIAL CORPORATION AND AFFILIATES

RESERVE FOR LOAN LOSSES

The reserve for loan losses totaled $15.7 million at December 31, 1999 compared to $13.7 million at December 31, 1998 and $12.6 million at December 31, 1997. The reserve for loan losses is increased by provisions charged to earnings and is reduced by charge-offs, net of recoveries of previously charged off loans. The reserve for loan losses, as a percent of loans, net of unearned interest was 1.03% at year-end 1999 and 1998 compared to 1.06% at year-end 1997. Net charge-offs decreased $746,000 in 1999 to $4.1 million, mainly due to a lower level of commercial loan charge-offs offset partially by increased consumer loan charge-offs. The increased consumer loans charged off in 1999 were mainly due to the early adoption of the Federal Reserve revised charge-off policy which accelerated the charge-off of certain consumer loans. Real estate charge-offs decreased due primarily to a lower level of residential loans charged off. In 1998, net charge-offs increased $432,000 over 1997 to $4.9 million. The higher level was mainly due to increased credit losses associated with commercial mortgage loans. Consumer and commercial loan charge-offs in 1998 were consistent with 1997 levels. The ratio of net charge-offs to average loans, net of unearned discount, improved to .28% in 1999 compared to .39% in 1998 and .38% in 1997. The provision for loan losses increased to $6.1 million in 1999 compared to $6.0 million in 1998 and $4.3 million in 1997. Growth in the loan portfolio was a primary factor for the increased provisions. The coverage ratio (reserve to nonperforming loans) was 1.6x in 1999, 1.8x in 1998 and 1.3x in 1997. Management believes the reserve is adequate to cover losses inherent in the current loan portfolio. However, there can be no assurance that the Corporation will not incur losses in future periods which could be substantial in relation to the size of the reserve or in relation to the estimates set forth herein.

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

      The following table summarizes the activity in BT's reserve for loan losses for each of the years indicated.

------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31                     1999        1998         1997          1996          1995
-------------------------------------------------------------------------------------------------------
(dollars in thousands)
Total loans outstanding at period end
   (net of unearned interest)         $1,514,824   $1,325,741   $1,186,260    $1,140,591    $1,117,871
=======================================================================================================
Reserve for loan losses
 at beginning of year                    $13,702      $12,611      $12,822       $13,040       $11,906
Reserve of acquired banks                    --           --           --            159           849
Loans charged off:
   Commercial, financial
     and agricultural                       (376)      (1,669)      (1,639)         (664)         (562)
   Real estate                            (1,411)      (1,643)        (900)         (452)         (297)
   Consumer                               (3,373)      (2,530)      (2,620)       (2,652)       (1,181)
-------------------------------------------------------------------------------------------------------
      Total loans charged off             (5,160)      (5,842)      (5,159)       (3,768)       (2,040)

Recoveries of loans
 previously charged off:
   Commercial, financial
     and agricultural                        122           49           75           146            61
   Real estate                               529          524          259           378           341
   Consumer                                  362          376          364           426           357
-------------------------------------------------------------------------------------------------------
      Total recoveries                     1,013          949          698           950           759
-------------------------------------------------------------------------------------------------------
Net loans charged off                     (4,147)      (4,893)      (4,461)       (2,818)       (1,281)
   Additions to reserve
    charged to operations                  6,099        5,984        4,250         2,441         1,566
-------------------------------------------------------------------------------------------------------
     Reserve for loan losses
      at year end                       $ 15,654     $ 13,702     $ 12,611      $ 12,822      $ 13,040
=======================================================================================================

Ratio of net charge-offs during
 year to average loans, net
 of unearned interest                       0.28%        0.39%        0.38%        0.25%          0.12%

Reserve for loan losses as a
 percent of loans, net of
 unearned interest                          1.03%        1.03%        1.06%        1.12%          1.17%

Reserve for loan losses to
 nonperforming loans                        1.6x         1.8x         1.3x          1.0x           1.7x


                                           FINANCIAL REPORT TO SHAREHOLDERS   47

      The following table summarizes the allocation of the reserve for loan losses at December 31 for the years indicated.

-------------------------------------------------------------------------------------------------------------------
                              1999               1998               1997               1996               1995
-------------------------------------------------------------------------------------------------------------------
                                   % of               % of               % of               % of               % of
                                  Loans              Loans              Loans              Loans              Loans
                               to Total           to Total           to Total           to Total           to Total
                        Amount    Loans    Amount    Loans    Amount    Loans    Amount    Loans     Amount   Loans
-------------------------------------------------------------------------------------------------------------------
(dollars in thousands)
Commercial, financial
  and agricultural      $3,307    14.6%    $3,989    15.4%    $3,605    15.0%    $4,331    15.8%     $4,586  15.6%
Real estate              4,906    56.8      4,295    52.8      3,987    53.8      3,732    51.4       3,295  50.6
Consumer                 4,310    28.6      2,811    31.8      2,726    31.2      2,150    32.8       2,076  33.8
Unallocated              3,131      --      2,607      --      2,293      --      2,609      --       3,083   --
-------------------------------------------------------------------------------------------------------------------
      Total reserve    $15,654   100.0%   $13,702   100.0%   $12,611   100.0%   $12,822   100.0%    $13,040 100.0%
===================================================================================================================


      Not withstanding the foregoing allocations, the entire reserve for loan losses is available to absorb charge-offs in any category of loans.

SECURITIES PORTFOLIO

BT's securities portfolio consists primarily of debt securities used to provide interest income and liquidity to the Corporation and to contribute to the management of interest rate risk. The portfolio does not contain any derivative investments or any investments in hedge funds. Total investment securities have declined $73.9 million, or 17.0%, at year-end 1999 compared to 1998. Most of the decline has been due to decreases in U.S. Treasury and other U.S. Government agency securities. Additionally, the upward bias in interest rates experienced throughout 1999 has resulted in an unrealized decline in market value of $20.1 million compared to year-end 1998. BT's recent funding strategies have generally involved utilizing the proceeds from maturing and called securities to support recent loan growth. As a result, average securities declined $100.9 million, or 20.4%, in 1999 compared to 1998. Loans generally provide higher yields than securities and sound loan expansion remains one of BT's key growth strategies. Two government agency securities totalling $50 million were purchased during the second quarter of 1999 in a balance sheet leveraging strategy designed to enhance net interest income by utilizing favorably priced wholesale funding. At year-end 1998, securities totaled $435.8 million compared to $463.4 million at year-end 1997, a 6.0% decrease. The decrease was due to a decline in U.S. Treasury and other U.S. Government agency securities offset partially by increases in municipal securities and other debt securities. However, average securities increased $61.8 million, or 14.3%, in 1998 compared to 1997. The increase was primarily due to higher levels of municipal securities purchased as part of a strategy in 1998 to invest in additional securities prior to the actual call dates of existing securities to capture higher yields. More securities were purchased in 1998 as part of a balance sheet leveraging plan that enabled BT to enhance net interest income by utilizing favorably priced wholesale funding. The yield on the securities portfolio, on a fully taxable equivalent basis, was 6.60% in 1999 compared to 6.68% in 1998 and 6.59% in 1997.

      The following table summarizes the carrying value of BT's securities portfolio at December 31 for each of the years indicated.

-----------------------------------------------------------------------------
                                         1999             1998           1997
-----------------------------------------------------------------------------
 (in thousands)
 U.S. Treasury and other
  U.S. Government agencies:
    Available-for-sale                 $187,660       $170,097       $191,510
    Held-to-maturity                      1,999         99,515        220,045
 States and political subdivisions:
    Available-for-sale                  105,766         97,700          8,359
    Held-to-maturity                        --           9,100         14,770
 Other securities:
    Available-for-sale                   66,457         49,157         20,322
    Held-to-maturity                        --          10,246          8,397
-----------------------------------------------------------------------------
                  Total                $361,882       $435,815       $463,403
=============================================================================


48 BT FINANCIAL CORPORATION AND AFFILATES

              The following table summarizes the amortized cost and weighted average yields of BT's securities portfolio at December 31, 1999 by maturities of investments.

-------------------------------------------------------------------------------------------------------------------
                                                          AFTER ONE BUT      AFTER FIVE BUT
                                       WITHIN ONE YEAR   WITHIN FIVE YEARS  WITHIN TEN YEARS    AFTER TEN YEARS
-------------------------------------------------------------------------------------------------------------------
                                       AMOUNT YIELD(1)    AMOUNT YIELD(1)    AMOUNT  YIELD(1)    AMOUNT  YIELD(1)
-------------------------------------------------------------------------------------------------------------------
(dollars in thousands)
Securities held to maturity:
   U.S. Treasury and other
     U.S. Government agencies         $    --     --%   $  1,999   6.51%   $    --     --%     $   --      --%

Securities available for sale:
   U.S. Treasury and other
     U.S. Government agencies          11,303   5.31      18,002   5.64     168,548   6.45         --     --
   States and political
     subdivisions(2)                    3,226   8.92       8,694   7.52      24,088   6.41      75,698   7.26
   Other securities                     4,837   5.97      25,315   5.94       4,761   5.98      32,351   6.14
-------------------------------------------------------------------------------------------------------------------
      Total                           $19,366   6.08%    $54,010   6.12%   $197,397   6.44%   $108,049   6.92%
===================================================================================================================


 (1) Weighted average yield is based on yield to maturity, which is the discount or premium rate that makes the present value of a bond's cash flow to maturity equal to the bond's market price.

 (2) Yields on tax-exempt securities were computed on a fully taxable equivalent basis using the federal statutory tax rate of 35%.

DEPOSITS

BT's primary funding source is its deposits. Average total deposits were $1.58 billion in 1999 compared to $1.57 billion in 1998 and $1.52 billion in 1997. At year-end 1999, total deposits increased $17.0 million or 1.1% compared to year-end 1998. Current deposit totals reflect a reduction of approximately $6.8 million due to deposits sold in connection with the sale of Laurel Bank's two Indiana, Pennsylvania branches in the second quarter of 1999. Excluding the impact of the sold deposits, total deposits increased $23.8 million or 1.5% compared to year-end 1998. Non-interest-bearing demand deposits, excluding the impact of sold deposits, increased $7.8 million or 3.3% compared to year-end 1998. Interest-bearing deposits, excluding the impact of sold deposits, increased $16.0 million or 1.1% compared to year-end 1998. The increases in deposits are attributed to attracting new accounts through BT's sales focus and cross-selling into its existing customer base. BT's primary deposit gathering strategy emphasizes growth in non-interest-bearing demand deposits and other low cost deposits. Additionally, BT has targeted growth in longer-term certificates of deposit by offering more aggressive rates for selected extended maturities. This strategy allows BT to provide funding for asset growth at rates lower than current wholesale credit sources. Jumbo certificates of deposit, particularly public funds, have also been marketed at competitive rates which have been lower than comparable wholesale funding costs. At year-end 1998, total deposits increased $28.6 million or 1.8% compared to 1997. The increase was principally due to non-interest-bearing demand deposit growth. BT faces competition from banks, savings and loans, credit unions and other financial companies for deposits.

     The daily average amount of BT's deposits and the average rate paid on such deposits are summarized in the following table.

------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31       1999              1998                1997
------------------------------------------------------------------------------
                          AMOUNT   RATE     AMOUNT   RATE     AMOUNT    RATE
------------------------------------------------------------------------------
(dollars in thousands)
Non-interest-bearing
 demand deposits        $235,918    --%    $215,886    --%    $194,299    --%
Interest-bearing
 demand deposits         263,946   1.8      248,014    1.8     228,618    1.5
Savings deposits         247,467   1.3      270,642    1.5     289,384    1.5
Time deposits            832,844   4.9      832,411    5.3     810,219    5.4
------------------------------------------------------------------------------
      Total           $1,580,175         $1,566,953         $1,522,520
                      ==========         ==========         ==========

     The maturity schedule of BT's time certificates of deposit of $100,000 or more at December 31, 1999 is summarized below.

--------------------------------------------------------
         TIME CERTIFICATES OF DEPOSIT
         (in thousands)
            3 months or less                    $ 90,277
            Over 3 through 6 months               29,051
            Over 6 through 12 months              28,899
            Over 12 months                        29,358
--------------------------------------------------------
                  Total                         $177,585
========================================================


                                           FINANCIAL REPORT TO SHAREHOLDERS   49

SHORT-TERM BORROWINGS

The following table summarizes the distribution of BT's short-term borrowings, which are comprised of federal funds purchased, securities sold under agreements to repurchase, and other short-term borrowings. Repurchase agreements consist of retail repurchase agreements with terms of overnight to 29 days and repurchase agreements with the Federal Home Loan Bank (FHLB). Also shown are the maximum amount of borrowings, the average amount of borrowings, and the weighted average interest rates paid on such borrowings for the last three years. During 1999, the average balance of short-term borrowings increased $17.2 million, or 27.1%, over 1998 which followed a $22.8 million, or 56.1%, increase over 1997, due principally to an increased level of FHLB borrowings which have funded loan growth and various securities purchases.

----------------------------------------------------------------------------------------------------------
                                                                   1999             1998             1997
----------------------------------------------------------------------------------------------------------
         (dollars in thousands)
         Amount outstanding at year end                       $116,357          $39,199           $41,532
         Weighted average interest rate at year end               4.85%            3.14%             5.09%
         Maximum amount outstanding at any month end           160,126          122,859            86,403
         Average amount outstanding during the year             80,462           63,308            40,554
         Weighted average interest rate during the year           4.50%            4.72%             4.94%


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

      The Corporation and its predecessor, Bank and Trust, have increased dividends for 32 consecutive years. Common dividends paid per share were $.71 in 1999 and $.61 in 1998. A common dividend of $.20 was paid for the first quarter of 2000. BT Common Stock attained a 136% total cumulative return during the five-year period from December 31, 1994 to December 31, 1999, assuming reinvestment of all dividends. BT's historical stock price performance is not necessarily indicative of future price performance.

LIQUIDITY AND MARKET RISK MANAGEMENT

LIQUIDITY

Liquidity focuses on the availability and price of funds in the market. Liquidity can be provided by either assets or liabilities. For BT, the primary sources of asset liquidity are cash, cash equivalents and maturing investments. Liability sources of liquidity include short- and long-term borrowings and the acquisition and growth of deposits. At December 31, 1999, cash and due from banks totaled $65.8 million compared to $67.8 million in 1998. Securities due to mature within one year were $22.8 million at December 31, 1999 compared to $38.0 million in 1998. Short-term borrowings at year-end 1999 totaled $116.4 million compared to $39.2 million in 1998. Long-term borrowings at year-end 1999 were $150.0 million versus $100.0 million at year-end 1998.

      Laurel is a member of the FHLB. The FHLB provides an additional source of both short- and long-term funding, special funding for low-income housing lending, and various other correspondent bank services. The Corporation believes it has sufficient funding sources available from financial institutions and the financial markets should the need for additional funding develop.

      Liquidity can be further analyzed by utilizing the Consolidated Statement of Cash Flows. During 1999, net cash provided by financing activities was $132.2 million. This was primarily due to net increases in short-term borrowings of $77.2 million, long-term borrowings of $50.0 million and deposits of $17.0 million partially offset by payments for dividends of $11.9 million. Net cash used in investing activities was $184.2 million, consisting primarily of a $207.4 million increase in loans and a $29.3 million increase in federal funds sold offset by $53.8 million provided by securities transactions. Net cash provided by operating activities was $50.0 million. Overall, cash and cash equivalents decreased $2.0 million at year-end 1999 compared to year-end 1998.

50 BT FINANCIAL CORPORATION AND AFFILIATES

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

      The following table sets forth, in summary form, BT's repricing analysis at December 31, 1999.

-------------------------------------------------------------------------------------------------------------------
                                                                                             NON-RATE
                                                                                            SENSITIVE
                                                  0-90          91-365         OVER 1-5      AND OVER
                                                  DAYS            DAYS           YEARS        5 YEARS         TOTAL
--------------------------------------------------------------------------------------------------------------------
(dollars in thousands)
      Loans                                  $ 261,476       $ 261,096         $587,367       $404,885    $1,514,824
      Securities                                 2,786          19,993           48,527        290,576       361,882
      Other interest-earning assets             49,136              --              --           --           49,136
--------------------------------------------------------------------------------------------------------------------
            Total interest-earning assets      313,398         281,089          635,894        695,461     1,925,842
      Other assets                                   --             --              --         134,830       134,830
--------------------------------------------------------------------------------------------------------------------
            Total assets                     $ 313,398       $ 281,089        $ 635,894       $830,291    $2,060,672
====================================================================================================================

      Demand deposits                        $  65,756       $  29,513        $ 108,840       $294,178    $  498,287
      Savings deposits                           1,653           1,252          136,628         91,086       230,619
      Interest-bearing time deposits           255,049         311,298          265,866         34,000       866,213
      Short-term borrowings                     91,207          25,150               --             --       116,357
      Long-term borrowings                         --           50,010          100,000             --       150,010
      Other liabilities                            --               --               --         14,159        14,159
      Shareholders' equity                         --               --               --        185,027       185,027
--------------------------------------------------------------------------------------------------------------------
            Total liabilities and
            shareholders' equity             $ 413,665       $ 417,223        $ 611,334       $618,450    $2,060,672
====================================================================================================================

      Net interest sensitivity gap           $(100,267)      $(136,134)       $  24,560       $211,841    $     --
--------------------------------------------------------------------------------------------------------------------
      Net cumulative interest gap            $(100,267)      $(236,401)       $(211,841)      $     --    $     --
--------------------------------------------------------------------------------------------------------------------


      The information on the above table indicates the potential for interest rate adjustment on only a one-day position at year-end 1999. Loans and securities are based upon contractual repayments and maturities. Included in demand deposits are non-interest-bearing checking accounts, interest-bearing checking accounts, and money market investment accounts. Based on historical experience, it is assumed that demand deposits and savings deposits are stable core deposits.

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

      One way to analyze interest-rate risk is to calculate the volume difference between interest rate sensitive assets and interest rate sensitive liabilities and then measure the effect a one-time, parallel yield curve shift of 200 basis points would have on net interest income. Except for accounts that are contractually variable rate products at specified intervals, demand deposits and savings deposits are considered non-rate sensitive given a 200 basis point yield curve shift. At December 31, 1999, BT's simulation analysis indicated that a 200 basis point decrease in interest rates would increase projected net interest income by approximately $2.4 million for a one-year period. Conversely, the simulation analysis indicated that a 200 basis point increase in rates would reduce projected net interest income by approximately $4.1 million over the same period. This variance is within BT's policy guidelines. If these scenarios actually would occur, BT would likely take some actions to mitigate its exposure to the interest rate changes.

                                          FINANCIAL REPORT TO SHAREHOLDERS   51

INFLATION

Assets and liabilities of a financial institution are monetary in nature. Accordingly, interest rates, which generally move with the rate of inflation, have potentially the most significant effect on BT's net interest income. BT attempts to limit inflation's impact on net interest spread through effective asset/liability management.

RECENT DEVELOPMENTS

ACCOUNTING PRONOUNCEMENTS

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires, among other things, that an entity recognizes all derivatives as either assets or liabilities in the statement of financial condition and measures those instruments at fair value. In June of 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133," which postponed the adoption date of SFAS No. 133. As such, the Corporation is not required to adopt SFAS No. 133 until fiscal year 2001. Since BT does not currently use derivative financial instruments, the adoption of the standard would not have any material impact on BT's financial position or results of operations.

YEAR 2000 COMPLIANCE

BT instituted procedures and underwent extensive systems testing to prepare for potential Year 2000 problems, as disclosed in earlier reports. To date BT has not had any Year 2000 related problems, and all internal systems have functioned properly since the beginning of the Year 2000. All key vendors have not had any problems that BT is aware of. Additionally, BT is not aware of any adverse Year 2000 effects on Laurel Bank's loan customers. At this time, management does not foresee significant Year 2000 risks resulting from its dealings with vendors or customers. BT will continue to monitor its systems on an ongoing basis to ensure all processes continue to function properly. BT expended a total of approximately $726,000 in connection with Year 2000 compliance.

MANAGEMENT'S REPORT ON INTERNAL CONTROL

Management has assessed its internal control over financial reporting as of December 31, 1999. The assessment was based on criteria for effective internal control over financial reporting described in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management believes that the Corporation maintained effective internal control over financial reporting as of December 31, 1999.

                                    /s/ John H. Anderson
                                    John H. Anderson
                                    Chairman and
                                    Chief Executive Officer

                                    /s/ Brian H. Lehman
                                    Brian H. Lehman
                                    Senior Vice President
                                    and Chief Financial Officer

52 BT FINANCIAL CORPORATION AND AFFILIATES