Form 10-K405, Exhibit 13
period 2000-12-31
PROMISTAR FINANCIAL CORP
filed 2001-03-30
CIK 716459

[PRICEWATERHOUSECOOPERS LLP LOGO]

Report of Independent Accountants

To the Board of Directors and Shareholders of Promistar Financial Corporation:

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows, changes in shareholders' equity, and comprehensive income present fairly, in all material respects, the financial position of Promistar Financial Corporation (the "Corporation") and its subsidiaries at December 31, 2000 and December 31, 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of First Philson Financial Corporation on July 14, 1999 in a transaction accounted for as a pooling of interests, as described in Note 4 to the consolidated financial statements. We did not audit the financial statements of First Philson Financial Corporation, which statements reflect net interest income of $9,131,000 for the year ended December 31, 1998. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for First Philson Financial Corporation, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP



Harrisburg, Pennsylvania
January 23, 2001 except for Note 22, which is dated February 26, 2001


                                                  [PROMISTAR FINANCIAL LOGO]  21

PROMISTAR FINANCIAL CORPORATION AND AFFILIATES
CONSOLIDATED BALANCE SHEET
(in thousands, except shares and per share data)

                                                                                    December 31
                                                                              2000               1999
--------------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                                 $   60,410         $   65,812
Interest-bearing deposits with banks                                             115                136
Federal funds sold                                                            27,500             49,000
Securities available-for-sale, at market value                               399,252            359,883
Securities held-to-maturity (market values of $1,999
     at December 31, 2000 and $1,983 at December 31, 1999)                     2,000              1,999
--------------------------------------------------------------------------------------------------------
                  TOTAL SECURITIES                                           401,252            361,882
                                                                          ------------------------------
Loans                                                                      1,526,230          1,529,696
     Less:
                  Unearned income                                              8,283             14,872
                  Reserve for loan losses                                     16,751             15,654
--------------------------------------------------------------------------------------------------------
                  NET LOANS                                                1,501,196          1,499,170
                                                                          ------------------------------
Premises and equipment                                                        26,244             29,265
Accrued interest receivable                                                   13,941             12,660
Other assets                                                                  39,680             42,747
--------------------------------------------------------------------------------------------------------
                  TOTAL ASSETS                                            $2,070,338         $2,060,672
                                                                          ==============================

LIABILITIES
Deposits:
     Non-interest-bearing                                                 $  243,785         $  241,293
     Interest-bearing                                                      1,422,019          1,353,826
--------------------------------------------------------------------------------------------------------
                  TOTAL DEPOSITS                                           1,665,804          1,595,119

Federal funds purchased and securities sold
     under agreements to repurchase                                           37,064             37,607
Short-term borrowings                                                         33,334             78,750
Accrued interest payable                                                       9,553              7,840
Other liabilities                                                              7,174              6,319
Long-term borrowings                                                         151,031            150,010
--------------------------------------------------------------------------------------------------------
                  TOTAL LIABILITIES                                        1,903,960          1,875,645
                                                                          ------------------------------
Commitments and contingencies                                                     --                 --

SHAREHOLDERS' EQUITY Preferred stock:
     No par value; Authorized shares, 2,000,000                                   --                 --
Common stock:
     Par value, $5.00; Authorized shares, 25,000,000; Shares
     issued; 16,683,294 at December 31, 2000 and December 31, 1999            83,416             83,416
Capital surplus                                                               58,950             58,956
Retained earnings                                                             58,344             53,666
Treasury stock at cost, 1,729,373 shares at
     December 31, 2000                                                       (34,012)                --
Accumulated other comprehensive (loss) income                                   (320)           (11,011)
--------------------------------------------------------------------------------------------------------
                  TOTAL SHAREHOLDERS' EQUITY                                 166,378            185,027
                                                                          ------------------------------
                  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              $2,070,338         $2,060,672
                                                                          ==============================


The accompanying notes are an integral part of the consolidated financial statements.

PROMISTAR FINANCIAL CORPORATION AND AFFILIATES
CONSOLIDATED STATEMENT OF INCOME
(in thousands, except shares and per share data)

                                                                                        Years Ended December 31
                                                                            2000                  1999              1998
---------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME
Loans, including fees                                                     $122,727              $116,038          $106,593
Securities:
     Taxable                                                                16,705                16,164            26,880
     Tax-exempt                                                              5,155                 5,328             3,327
Dividends                                                                    2,269                 1,588             1,038
Deposits with banks                                                             16                     8                29
Federal funds sold                                                           2,010                 1,039             1,059
---------------------------------------------------------------------------------------------------------------------------
                  TOTAL INTEREST INCOME                                    148,882               140,165           138,926
                                                                          -------------------------------------------------

INTEREST EXPENSE
Deposits                                                                    58,935                48,731            52,924
Federal funds purchased and securities
     sold under agreements to repurchase                                     1,772                 1,351             1,986
Short-term borrowings                                                        2,170                 2,272             1,001
Long-term borrowings                                                         8,141                 7,130             4,510
---------------------------------------------------------------------------------------------------------------------------
                  Total interest expense                                    71,018                59,484            60,421
                                                                          -------------------------------------------------

NET INTEREST INCOME                                                         77,864                80,681            78,505
Provision for loan losses                                                    6,060                 6,099             5,984
---------------------------------------------------------------------------------------------------------------------------
                  NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES       71,804                74,582            72,521
                                                                          -------------------------------------------------

OTHER INCOME
Trust and investment management income                                       4,368                 4,032             3,651
Fees for other services                                                     10,224                10,402             9,627
Net securities gains                                                            36                    86               460
Other income                                                                 1,959                 1,712             1,023
---------------------------------------------------------------------------------------------------------------------------
                  Total other income                                        16,587                16,232            14,761
                                                                          -------------------------------------------------

OTHER EXPENSES
Salaries and wages                                                          24,737                23,792            23,515
Pension and other employee benefits                                          7,366                 5,148             4,939
Net occupancy expense                                                        4,863                 4,889             4,638
Equipment expense                                                            6,214                 5,908             5,808
Amortization of intangible assets                                            1,962                 2,095             2,095
Other taxes                                                                  1,872                 1,829             1,754
Reorganization expense                                                          --                 4,204               290
Other operating expense                                                     16,363                13,449            14,209
---------------------------------------------------------------------------------------------------------------------------
                  TOTAL OTHER EXPENSES                                      63,377                61,314            57,248
                                                                            -----------------------------------------------

INCOME BEFORE INCOME TAXES                                                  25,014                29,500            30,034
Provision for income taxes                                                   6,852                 8,686             8,975
---------------------------------------------------------------------------------------------------------------------------
                  Net Income                                              $ 18,162               $20,814           $21,059
                                                                          =================================================
EARNINGS PER SHARE
Basic:
     Earnings per share                                                     $ 1.11                $ 1.25            $ 1.26
     Weighted average shares outstanding                                16,428,141            16,683,294        16,683,924
Diluted:
     Earnings per share                                                     $ 1.11                $ 1.25            $ 1.26
     Weighted average shares outstanding                                16,428,141            16,683,682        16,683,924
DIVIDENDS PAID PER COMMON SHARE                                             $  .83                $  .71            $  .61

The accompanying notes are an integral part of the consolidated financial statements.


                                                  [PROMISTAR FINANCIAL LOGO]  23

PROMISTAR FINANCIAL CORPORATION AND AFFILIATES
CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands)

                                                                                   Years Ended December 31
                                                                       2000                 1999                 1998
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                           $ 18,162            $  20,814            $  21,059
     Adjustments to reconcile net income to net cash
         provided by operating activities:
         Provision for loan losses                                      6,060                6,099                5,984
         Provision for depreciation and amortization                    3,908                4,508                4,811
         Amortization of intangible assets                              1,962                2,095                2,095
         Amortization of premium, net of accretion
              of discount on loans and investments                       (382)                (192)                 459
         Deferred income taxes                                         (1,576)              (1,219)                (636)
         Gain from sale of branches                                      (401)                (609)                  --
         Realized net securities gains                                    (36)                 (86)                (460)
         Equity in loss of limited partnerships                           158                   73                  115
         Proceeds from sales of loans                                  15,812               14,491                8,096
         (Increase) decrease in interest receivable                    (1,281)                 514                  (63)
         Increase (decrease) in interest payable                        1,713                1,540                 (188)
         Other assets and liabilities, net                               (129)               1,979                1,401
------------------------------------------------------------------------------------------------------------------------
     NET CASH PROVIDED BY OPERATING ACTIVITIES                         43,970               50,007               42,673
                                                                     ---------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of securities                                      25,270               15,057               45,340
Repayments and maturities of securities available-for-sale             22,984               42,086               99,703
Repayments and maturities of securities held-to-maturity                   --               79,193              131,332
Purchase of securities available-for-sale                             (71,231)             (75,819)            (224,675)
Purchase of securities held-to-maturity                                    --               (6,726)             (22,478)
Net decrease (increase) in interest-bearing deposits
     with banks                                                            21                  (79)                 878
Net decrease (increase) in federal funds sold                          21,500              (29,300)              (9,000)
Net increase in loans                                                 (25,613)            (207,364)            (152,403)
Purchases of premises and equipment and other                            (486)                (987)              (3,483)
Net increase in investment in limited partnership                         (62)                (295)              (1,434)
------------------------------------------------------------------------------------------------------------------------
     NET CASH USED IN INVESTING ACTIVITIES                            (27,617)            (184,234)            (136,220)
                                                                     ---------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits                                               70,685               16,969               28,630
Net (decrease) increase in federal funds purchased
     and securities sold under agreements to repurchase                  (543)                 727               (1,107)
Net (decrease) increase in short-term borrowings                      (45,416)              76,431               (1,226)
Common dividends paid                                                 (13,484)             (11,890)             (10,196)
Purchase of treasury stock                                            (34,012)                  --                  (24)
Proceeds from long-term borrowings                                      1,031               50,000              100,000
Payments on long-term borrowings                                          (10)                 (21)             (14,304)
Other                                                                      (6)                  --                   --
------------------------------------------------------------------------------------------------------------------------
     NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES              (21,755)             132,216              101,773
                                                                     ---------------------------------------------------
(Decrease) increase in cash and cash equivalents                       (5,402)              (2,011)               8,226
Cash and cash equivalents at beginning of year                         65,812               67,823               59,597
------------------------------------------------------------------------------------------------------------------------
     CASH AND CASH EQUIVALENTS AT END OF YEAR                        $ 60,410            $  65,812            $  67,823
                                                                     ===================================================
Supplemental disclosure of cash flow information:
Cash paid during the year for:
     Interest on deposits and other borrowings                       $ 69,305            $  57,944            $  60,609
     Federal income taxes, net of refunds                              10,154                9,524                8,751

The accompanying notes are an integral part of the consolidated financial statements.

PROMISTAR FINANCIAL CORPORATION AND AFFILIATES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY for the years ended December 31, 2000, 1999, and 1998
(in thousands, except shares and per share data)

                                                                                                           ACCUMULATED
                                 COMMON STOCK                                                                 OTHER
                                   NUMBER OF      COMMON     CAPITAL    RETAINED      TREASURY STOCK      COMPREHENSIVE
                                 SHARES ISSUED     STOCK     SURPLUS    EARNINGS    SHARES     DOLLARS    INCOME (LOSS)    TOTAL
                                 ---------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997         7,944,926      $39,725    $85,194     $51,365          --   $     --      $   949       $177,233
Net income, 1998                                                          21,059                                             21,059
Common dividends paid
     ($.61 per share)                                                    (10,196)                                           (10,196)
2-for-1 stock split in the form
     of a stock dividend           7,944,926       39,724    (39,724)                                                            --
Shares reacquired                                                                     (1,000)       (24)                        (24)
Other                                                                         (8)                                                (8)
Change in accumulated other
     comprehensive income,
     net of tax                                                                                                1,081          1,081
                                 ---------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998        15,889,852       79,449     45,470      62,220      (1,000)       (24)       2,030        189,145
Net income, 1999                                                          20,814                                             20,814
Common dividends paid
     ($.71 per share)                                                    (11,890)                                           (11,890)
Shares retired                        (1,000)          (5)       (19)                  1,000         24                          --
Stock dividend                       794,442        3,972     13,506     (17,478)                                                --
Other                                                             (1)                                                            (1)
Change in accumulated other
     comprehensive income (loss),
      net of tax                                                                                             (13,041)       (13,041)
                                 ---------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999        16,683,294       83,416     58,956      53,666          --         --      (11,011)       185,027
Net income, 2000                                                          18,162                                             18,162
Common dividends paid
     ($.83 per share)                                                    (13,484)                                           (13,484)
Shares reacquired                                                                 (1,729,373)   (34,012)                    (34,012)
Other                                                             (6)                                                            (6)
Change in accumulated other
     comprehensive income,
     net of tax                                                                                               10,691         10,691
                                 ---------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000        16,683,294      $83,416    $58,950     $58,344  (1,729,373)  $(34,012)     $  (320)      $166,378
                                 ===================================================================================================


PROMISTAR FINANCIAL CORPORATION AND AFFILIATES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME for the years ended December 31, 2000, 1999, and 1998
(in thousands)

                                                             Years Ended December 31
                                                         2000         1999         1998
-----------------------------------------------------------------------------------------
Net income                                             $18,162      $20,814      $21,059
Other comprehensive income, net of tax:
     Unrealized holding gains (losses) on
         securities arising during period               10,714      (12,985)       1,380
     Less: Reclassification adjustment for
         gains included in net income                       23           56          299
-----------------------------------------------------------------------------------------
Other comprehensive income (loss)                       10,691      (13,041)       1,081
                                                       ----------------------------------
     Comprehensive income                              $28,853     $  7,773      $22,140
                                                       ==================================

The accompanying notes are an integral part of the consolidated financial statements.



                                                  [PROMISTAR FINANCIAL LOGO]  25

PROMISTAR FINANCIAL CORPORATION AND AFFILIATES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

1. NAME CHANGES

Effective November 15, 2000, BT Financial Corporation changed its corporate name to Promistar Financial Corporation. Additionally, the corporate names of Laurel Bank, Laurel Trust Company, Laurel Community Development Corporation, and Laurel Investment Advisors, Inc. were changed to Promistar Bank, Promistar Trust Company, Promistar Community Development Corporation, and Promistar Investment Advisors, Inc., respectively, on the same date. The Common Stock of Promistar Financial Corporation is traded in the NASDAQ Stock Market under the symbol "PRFC".

2. ACCOUNTING AND FINANCIAL REPORTING POLICIES

The following is a summary of the significant accounting and financial reporting policies of Promistar Financial Corporation (Promistar or the Corporation) and its affiliates.

BASIS OF PRESENTATION

The consolidated financial statements of Promistar, a bank holding company incorporated under the laws of the Commonwealth of Pennsylvania, include the accounts of Promistar and its wholly owned affiliates, Promistar Bank, Promistar Trust Company, Bedford Associates, Inc., Promistar Community Development Corporation, Bedford Associates of Delaware, Inc., Promistar Investment Advisors, Inc., and Flex Financial Consumer Discount Company (Flex). All significant intercompany transactions have been eliminated in consolidation.

Bedford Associates, Inc., was organized primarily to hold and operate real property and equipment used by affiliates in their operations. Promistar Community Development Corporation was organized to conduct community development activities. Flex was established in 1997 to provide consumer finance loans. Bedford Associates of Delaware, Inc., a Delaware Corporation, was formed in 1998 to hold and manage certain investments of the Corporation. Promistar Investment Advisors, Inc. was formed in 1999 as a registered investment advisor providing investment advisory services.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Prior period financial statements have been restated to include the accounts and operations of companies that were acquired and accounted for as poolings-of-interests. Results of operations from business combinations accounted for as purchases are included in the consolidated financial statements from their respective acquisition dates.

CASH EQUIVALENTS

Promistar considers all non-interest-bearing amounts due from banks to be cash equivalents.

SECURITIES

The securities portfolio consists of securities and short-term investments, which are purchased by the Corporation to enhance the overall yield on earning assets and to contribute to the management of interest rate risk and liquidity. The Corporation classifies securities into three categories; held-to-maturity, trading securities, and available-for-sale. The Corporation may classify securities as held-to-maturity when it has both the ability and positive intent to hold the securities to maturity. Securities designated as available-for-sale, may be sold in response to changes in market interest rates and in prepayment risk, income tax considerations, and liquidity needs. Securities available-for-sale are recorded at market value, with aggregate unrealized holding gains and losses reported net of income tax as part of other comprehensive income. Securities held-to-maturity are stated at cost adjusted for amortization of premium and accretion of discount, computed primarily under the interest method. The Corporation's investment policy specifically prohibits the existence of a trading account portfolio.

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

UNEARNED INCOME

Unearned income represents interest deducted from the proceeds of consumer loans. Income is recognized over the life of the loan as payments become due.

RESERVE FOR LOAN LOSSES

The reserve for loan losses is based on management's evaluation of probable losses in the current loan portfolio, which includes an assessment of current economic conditions, changes in the nature of the loan portfolio, loan loss experience, and other relevant factors. When conducting loan evaluations, management considers various factors such as historical loan performance, the financial condition of the debtor, and collateral adequacy to determine when a loan is impaired. Recurring shortfalls or delays in payments and/or extended delinquency periods may provide evidence that a delay or shortfall is significant enough to warrant a review of the loan for impairment. Loans are considered for impairment if payments are delinquent for 90 days or earlier based on management's judgement. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that collateral-dependent loans are generally measured for impairment based on the fair value of the collateral. All of the loans identified as impaired loans for the Corporation at December 31, 2000, are collateral-dependent loans. When the measured amount of an impaired loan is less than the recorded investment in the loan, the impairment is recorded in a specific valuation reserve through a charge to the provision for loan losses. The specific valuation reserve is periodically adjusted for significant changes in the amount or timing of expected future cash flows, observable market price or fair value of the collateral. The valuation reserve, or reserve for impaired loan losses, is part of the total reserve for loan losses. Upon disposition of an impaired loan, any related reserve is reversed and any excess or deficiency of such reserve is netted against the general reserve. Individual smaller balance loans are collectively evaluated for impairment. In addition, the Corporation collectively reviews for impairment commercial real estate and commercial loans under $250. The aggregation of these loans is based upon common risk characteristics such as, among other factors: loan type; geographic or industry risk concentrations; whether the loans have similar terms, such as interest and principal repayment terms; levels and types of collateral; and external credit ratings or internal risk ratings for the particular loans.


PREMISES AND EQUIPMENT

Premises and equipment, including leasehold improvements, are stated at cost less accumulated depreciation and amortization. Depreciation is computed by both straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the terms of leases or estimated useful lives of improvements, whichever is shorter. Estimated useful lives are generally 10 to 50 years for premises, which includes building improvements, 3 to 10 years for equipment and 5 to 15 years for leasehold improvements.

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

INTANGIBLE ASSETS

The purchase method of accounting for business combinations results in the adjustment of net assets to their estimated fair value at the acquisition date. The excess of purchase price over such fair value is recorded in other assets and amortized on a straight-line basis over periods ranging from 5 to 15 years. Premiums paid for branch offices are allocated to core deposit intangibles and are recorded in other assets and amortized on a straight-line basis over their estimated lives, generally ranging from 5 to 15 years. Core deposit premiums amounted to $3,531 and $3,838 and goodwill and other intangibles amounted to $13,465 and $15,119 at December 31, 2000 and 1999, respectively. Management periodically evaluates the carrying value and remaining amortization periods of intangible assets for possible impairment. Adjustments are recorded when the benefit of the intangible asset decreases due to asset dispositions or reduced earnings from acquisitions with anticipated earning levels projected below the cost to recover such intangibles.

OTHER REAL ESTATE

Other real estate is carried at the lower of estimated market value, less selling costs, or the value of the outstanding loan balance. Costs to maintain the assets and subsequent gains and losses attributable to their disposal are included in other expense. During 2000, a significant amount of loans totaling $2,188 was transferred from loans into other real estate.


                                                  [PROMISTAR FINANCIAL LOGO]  27

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

OPERATING SEGMENTS

Operating segments are components of an enterprise whereby separate financial information is available and reviewed by the chief operating decision maker in the determination of resource allocation and performance assessment. Promistar currently operates in one reportable segment which is community banking.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform with current year presentation. The reclassification had no impact on total assets, liabilities, shareholders' equity, net income or cash flows.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires, among other things, that an entity recognizes all derivatives as either assets or liabilities in the statement of financial condition and measures those instruments at fair value. In June of 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133," which postponed the adoption date of SFAS No. 133. As such, the Corporation is not required to adopt SFAS No. 133 until fiscal year 2001. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of SFAS No. 133". This statement amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and hedging activities. The Corporation adopted these standards on January 1, 2001, however, since the Corporation does not currently use derivative financial instruments, the impact of adoption was negligible.

In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an interpretation of Accounting Principles Board Opinion (APB) No. 25". The interpretation is intended to provide accounting guidance involving stock compensation and to clarify certain problems that have arisen in practice since the issuance of APB No. 25 in October 1972. This interpretation was effective on July 1, 2000. The Corporation does have a stock-based compensation plan, however, the interpretation did not have any impact on the Corporation's financial position or results of operations in the current year.

In September 2000, the FASB issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS No. 140 replaces SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", issued in June 1996. It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125's provisions without reconsideration. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. SFAS No. 140 is to be applied prospectively with certain exceptions. Implementation of SFAS No. 140 is not expected to have a material effect on the Corporation's financial position or results of operations.

3. SPECIAL CHARGES

During the fourth quarter of 2000, Promistar incurred $6.7 million in pre-tax charges ($4.4 million after-tax or $.27 per share) primarily in connection with corporate restructuring costs. The corporate restructuring charges consisted mainly of expenses relating to the corporate and affiliate name changes and costs of an early retirement program.

4. ACQUISITIONS

On October 23, 1998, the Corporation completed a merger with The Peoples National Bank of Rural Valley (Peoples), Rural Valley, Pennsylvania whereby Peoples merged into the former Laurel Bank. At the time of the merger, Peoples operated one branch with unaudited assets totaling approximately $37 million. In conjunction with the merger, each share of Peoples Common Stock was converted into 12.11 shares of the Corporation's Common Stock, resulting in the issuance of 484,400 common stock shares. The value of the transaction was approximately $12.6 million based on an average market price of approximately $26 per common stock share. In connection with the Peoples merger, $290 of reorganization costs ($260 after-tax or $.02 per diluted share) were recognized in 1998. These costs consisted principally of legal, accounting, and other fees related to the merger. The merger has been accounted for as a pooling-of-interests and accordingly, the Corporation's accompanying consolidated financial statements have been restated retroactively to include the accounts and operations of Peoples for all periods presented prior to the merger.

On July 14, 1999, the Corporation completed a merger with First Philson Financial Corporation (Philson) whereby Philson was merged directly into the Corporation. In conjunction with the merger, each share of Philson Common Stock was converted into 1.667 shares of the Corporation's Common Stock, resulting in the issuance of 2,904,580 common stock shares. The value of the transaction was approximately $71 million based on the closing market price of $24.50 per common stock share on July 14, 1999. Philson's assets totaled approximately $221 million on the merger date. Post-merger, the Corporation's assets totaled approximately $2.0 billion. This acquisition strengthened the Corporation's leading market position in Somerset County, Pennsylvania where it currently represents over one-third of the total bank and thrift deposits. The merger has been accounted for as a pooling-of-interests. Accordingly, the Corporation's accompanying consolidated financial statements have been restated retroactively to include the accounts and operations of Philson for all periods prior to the merger. Philson's banking subsidiary, First Philson Bank, N.A., was merged into the former Laurel Bank upon consummation of the merger of the corporations. At the time of the merger, First Philson Bank, N.A., operated nine branches in Somerset and Fayette counties. Two of these branches closed during the fourth quarter of 1999 along with one branch of the former Laurel Bank as a result of duplicate service areas. Philson also owned Flex Financial Consumer Discount Company, a finance company subsidiary. In connection with the Philson merger, $4.2 million of merger costs and expense ($3.0 million after-tax or $.18 per diluted share) were incurred and charged to expense in 1999. The merger costs and expenses consisted primarily of severance pay and other employee benefits and various legal, accounting, and investment banking fees associated with the transaction.



                                                  [PROMISTAR FINANCIAL LOGO]  29

5. SECURITIES

In accordance with SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities", the Corporation classified Philson's entire securities portfolio as available-for-sale on the July 14, 1999 merger date with Philson.

The amortized cost and estimated market values of securities at December 31, 2000 and 1999 were as follows:

                                                      2000                                             1999
                                 --------------------------------------------      ---------------------------------------------
                                               GROSS       GROSS                                GROSS       GROSS
                                             UNREALIZED  UNREALIZED                           UNREALIZED  UNREALIZED
                                 AMORTIZED    HOLDING     HOLDING      MARKET      AMORTIZED   HOLDING     HOLDING       MARKET
                                    COST       GAINS       LOSSES       VALUE        COST       GAINS       LOSSES       VALUE
---------------------------------------------------------------------------------------------------------------------------------
SECURITIES AVAILABLE-FOR-SALE:
US Treasury and obligations of
     US Government agencies
     and corporations             $202,844    $    204    $ (2,175)    $200,873    $197,853    $     11    $(10,204)    $187,660
Obligations of states and
     political subdivisions        110,950         584        (464)     111,070     111,706          61      (6,001)     105,766
Mortgage-backed securities          37,148       1,510         (77)      38,581       5,189           6        (219)       4,976
Debt securities issued
     by foreign governments          1,675          11         (16)       1,670       1,444           2         (24)       1,422
Corporate securities                47,127         466        (535)      47,058      60,631         104        (676)      60,059
---------------------------------------------------------------------------------------------------------------------------------
         TOTAL                    $399,744    $  2,775    $ (3,267)    $399,252    $376,823    $    184    $(17,124)    $359,883
                                  ===============================================================================================

SECURITIES HELD-TO-MATURITY:
US Treasury and obligations of
     US Government agencies
     and corporations             $  2,000         $--    $     (1)    $  1,999    $  1,999         $--    $    (16)    $  1,983
---------------------------------------------------------------------------------------------------------------------------------
         TOTAL                    $  2,000         $--    $     (1)    $  1,999    $  1,999         $--    $    (16)    $  1,983
                                  ===============================================================================================

The market value of securities was based on quoted market prices or bid quotations received from securities dealers. The Corporation owned capital stock of the Federal Home Loan Bank and the Federal Reserve Bank of Philadelphia in the aggregate amount of $30,846 at December 31, 2000 and 1999. These stock investments are carried at cost and are included in the corporate securities total.

The amortized cost and estimated market value of securities at December 31, 2000 by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                               AVAILABLE-FOR-SALE                          HELD-TO-MATURITY
                                                     2000                                         2000
                                       --------------------------------            ---------------------------------
                                       AMORTIZED COST      MARKET VALUE            AMORTIZED COST      MARKET VALUE
--------------------------------------------------------------------------------------------------------------------
Due in one year or less                      $ 15,129          $ 15,110                    $   --            $   --
Due after one year through five years          46,954            34,573                     2,000             1,999
Due after five years through ten years        206,509           216,813                        --                --
Due after ten years                           131,152           132,756                        --                --
--------------------------------------------------------------------------------------------------------------------
         TOTAL                               $399,744          $399,252                    $2,000            $1,999
                                             =======================================================================

Proceeds from sales of securities during 2000 were $25,270. Gross gains of $98 and gross losses of $58 were realized on those sales. In addition, various securities were called during 2000 which resulted in gross losses of $4. During 1999, proceeds from sales of securities were $15,057, with gross gains of $30 and gross losses of $30 realized on those sales. In addition, various securities were called during 1999 which resulted in gross gains of $90 and gross losses of $4.

The Corporation realized a gross loss of $50 in 1998 in connection with a valuation adjustment on an equity security. In 1998, proceeds from sales of securities were $45,340, with gross gains of $367 realized on those sales. Also, various securities were called in 1998 resulting in gross gains of $163 and gross losses of $20. At December 31, 2000, securities carried at $236,164 were pledged as collateral for public and trust deposits and securities sold under agreements to repurchase.

6. LOANS

The composition of the loan portfolio at December 31, 2000 and 1999 was as follows:

                                                          2000                      1999
-----------------------------------------------------------------------------------------
Commercial, financial and agricultural              $  208,328                $  223,995
Real estate:
       Residential                                     517,338                   545,570
       Commercial                                      309,415                   323,159
Consumer                                               491,149                   436,972
-----------------------------------------------------------------------------------------
       TOTAL                                        $1,526,230                $1,529,696
                                                   ======================================

Commercial real estate, residential real estate and other loans held by the Corporation are primarily located in western and central Pennsylvania. The Corporation evaluates each customer's credit worthiness on a case-by-case basis. Collateral held includes mortgages on residential and income-producing properties. Included in consumer loans are education loans held-for-sale which totaled $4,864 and $4,907 at December 31, 2000, and 1999, respectively. Such loans are carried at cost and historically have been sold at carrying amount.

A summary of loans to executive officers and directors, including associates of such persons, is as follows:

                                        2000              1999           1998
------------------------------------------------------------------------------
Loans at beginning of year          $ 28,902          $ 22,818       $ 25,103
New loans                             21,468            33,589         24,870
Loan payments                        (18,482)          (26,039)       (23,305)
Other                                  1,451            (1,466)        (3,850)
------------------------------------------------------------------------------
     LOANS AT END OF YEAR           $ 33,339          $ 28,902       $ 22,818
                                   ===========================================

Other represents the net change in loan balances resulting from changes in related parties during the year.

See Note 20 "Financial Instruments with Off-Balance Sheet Risk" for credit risk disclosures.

7. RESERVE FOR LOAN LOSSES

Transactions in the reserve for loan losses were as follows:

                                              2000                               1999                              1998
                                ---------------------------------  -------------------------------  -------------------------------
                                                          TOTAL                           TOTAL                            TOTAL
                                          RESERVE FOR   RESERVE             RESERVE FOR  RESERVE             RESERVE FOR  RESERVE
                                GENERAL    IMPAIRED     FOR LOAN   GENERAL    IMPAIRED  FOR LOAN    GENERAL    IMPAIRED   FOR LOAN
                                RESERVE   LOAN LOSSES    LOSSES    RESERVE  LOAN LOSSES  LOSSES     RESERVE  LOAN LOSSES   LOSSES
-----------------------------------------------------------------------------------------------------------------------------------
Balance at beginning of year    $14,588     $ 1,066     $15,654    $13,554     $  148    $13,702    $11,741   $   870      $12,611
Additions:
     Provisions for loan losses   5,324         736       6,060      4,851      1,248      6,099      4,443     1,541        5,984
     Recoveries of loans
       charged off                1,163          --       1,163      1,013         --      1,013        949        --          949
Deductions:
     Loans charged off           (4,674)     (1,452)     (6,126)    (4,830)      (330)    (5,160)    (3,579)   (2,263)      (5,842)
-----------------------------------------------------------------------------------------------------------------------------------
     BALANCE AT END OF YEAR     $16,401     $   350     $16,751    $14,588     $1,066    $15,654    $13,554   $   148      $13,702
                               ====================================================================================================

The recorded investment in loans for which impairment has been recognized in accordance with SFAS No. 114 totaled $2,298 and $5,422 at December 31, 2000 and 1999, respectively. A corresponding valuation allowance of $350 and $1,066 was established at December 31, 2000 and 1999, respectively. The amount of impaired loans on which no valuation allowance was recorded was $550 and $0 at year-end 2000 and 1999, respectively. The year-over-year decreases were principally due to the removal of one commercial mortgage loan. The average recorded investment in impaired loans during 2000, 1999 and 1998 was approximately $5,176, $2,337 and $1,479, respectively. The interest revenue recognized on impaired loans during 2000 and 1999 was $135 and $29, respectively. The interest revenue during both years was recorded using the cash basis of income recognition.

8. PREMISES AND EQUIPMENT

Major classes of premises and equipment at December 31, 2000 and 1999 were as follows:

                                                              2000          1999
-----------------------------------------------------------------------------------
Land                                                       $  4,320       $  4,841
Premises and building improvements                           32,466         32,511
Leasehold improvements                                        1,648          1,669
Equipment                                                    30,721         30,704
-----------------------------------------------------------------------------------
              TOTAL                                          69,155         69,725
       Less accumulated depreciation and amortization       (42,911)       (40,460)
-----------------------------------------------------------------------------------
              PREMISES AND EQUIPMENT, NET                  $ 26,244       $ 29,265
                                                          =========================

                                                  [PROMISTAR FINANCIAL LOGO]  31

9.  DEPOSITS

The composition of deposits at December 31, 2000 and 1999 was as follows:

                                               2000              1999
------------------------------------------------------------------------
Non-interest-bearing demand                $  243,785        $  241,293
Interest-bearing demand                       254,126           256,993
Savings                                       200,691           230,619
Time deposits                                 967,202           866,214
------------------------------------------------------------------------
       TOTAL                               $1,665,804        $1,595,119
                                          ==============================

The aggregate amount of all time deposits over $100 amounted to $252,099 and $187,407 at December 31, 2000 and 1999, respectively.

The following table presents the maturity schedule of Promistar's total time deposits at December 31, 2000.

TIME DEPOSITS:
---------------------------------------------
1 year or less                      $614,049
Over 1 year through 2 years          270,891
Over 2 years through 3 years          30,939
Over 3 years through 4 years          27,935
Over 4 years through 5 years          19,827
Over 5 years                           3,561
---------------------------------------------
       TOTAL                        $967,202
                                   ==========

10. FEDERAL INCOME TAXES

The components of the provision (benefit) for income taxes from operations are as follows:

                          2000                  1999              1998
------------------------------------------------------------------------
Current                 $ 8,428               $ 9,905            $9,611
Deferred                 (1,576)               (1,219)             (636)
------------------------------------------------------------------------
         TOTAL          $ 6,852               $ 8,686            $8,975
                       =================================================

A reconciliation of the federal statutory tax rate to the effective tax rate applicable to income before income taxes follows:

                                                            2000         1999         1998
-------------------------------------------------------------------------------------------
Federal statutory tax rate                                  35.0%        35.0%        35.0%
Add (deduct) the tax effect of:
       Tax-exempt interest                                 (10.3)        (9.5)        (6.4)
       Interest expense limitation                           1.7          1.3           .2
       Other, net                                            1.0          2.6          1.1
-------------------------------------------------------------------------------------------
                EFFECTIVE TAX RATE                          27.4%        29.4%        29.9%
                                                           ================================

The deferred tax assets and deferred tax liabilities recorded on the balance sheet are as follows:

                                               DECEMBER 31, 2000                        DECEMBER 31, 1999
                                         ---------------------------           ----------------------------------
                                         DEFERRED TAX   DEFERRED TAX           DEFERRED TAX          DEFERRED TAX
                                            ASSETS       LIABILITIES              ASSETS              LIABILITIES
-----------------------------------------------------------------------------------------------------------------
Reserve for possible loan losses           $5,698            $--                  $5,261                  $ --
Net unrealized holding losses and gains
     on securities                            172             --                   5,929                    --
Depreciation                                  991             --                     847                    --
Deferred loan fees, net                        43             --                      73                    --
Adjustment due to acquisition                  --            133                      --                   287
Deferred compensation                       1,263             --                   1,108                    --
 Other                                      1,643            443                   1,328                   844
-----------------------------------------------------------------------------------------------------------------
           TOTAL                           $9,810           $576                 $14,546                $1,131
                                          =======================================================================

No valuation allowance was established at December 31, 2000 and 1999 in view of the Corporation's ability to carry back net deferred tax assets to taxes paid in previous years.

11. PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

The Corporation maintains noncontributory defined benefit pension plans covering substantially all employees meeting minimum age and service requirements. The plans generally provide benefits based on years of credited service and final average earnings. The Corporation's current funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Pension plan assets are primarily US Government obligations, corporate obligations, and equity securities whose values are subject to fluctuations of the securities market. Plan assets include common stock of the Corporation with values of $1,433 and $1,812 at December 31, 2000 and 1999, respectively. Changes in plan asset values attributable to differences between actual and expected returns on plan assets are deferred as unrecognized gains or losses and are included in the determination of net pension cost over time. Other benefits consist of the Corporation's supplemental executive retirement plan for certain key employees. During the current year the Corporation completed an early retirement program, which resulted in a special termination charge of $2,270.

The following table sets forth the change in the projected benefit obligation for the years ended December 31, 2000 and 1999.

                                                             PENSION BENEFITS                 OTHER BENEFITS
                                                          2000            1999            2000              1999
-----------------------------------------------------------------------------------------------------------------
CHANGE IN PROJECTED BENEFIT OBLIGATION:
Projected benefit obligation at beginning of year       $20,992          $24,994         $1,059           $  812
Service cost                                                800              993            129              109
Interest cost                                             1,711            1,668            156               78
Actuarial loss (gain)                                       842              143              7              230
Change in assumptions                                     1,624           (5,938)           124             (114)
Acquisition                                                  --               --            651               --
Benefits paid                                            (1,070)            (868)           (56)             (56)
-----------------------------------------------------------------------------------------------------------------
     PROJECTED BENEFIT OBLIGATION AT END OF YEAR        $24,899          $20,992         $2,070           $1,059
                                                       ==========================================================

The following table sets forth the change in the fair value of the plan assets for the years ended December 31, 2000 and 1999.

                                                             PENSION BENEFITS                 OTHER BENEFITS
                                                          2000             1999             2000             1999
------------------------------------------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year          $31,150          $28,857             $--              $--
Employer contributions                                      681              618              56               56
Actual return on plan assets                                  1            2,543              --               --
Benefits paid                                            (1,070)            (868)            (56)             (56)
------------------------------------------------------------------------------------------------------------------
     FAIR VALUE OF PLAN ASSETS AT END OF YEAR           $30,762          $31,150             $--              $--
                                                       ===========================================================

The following table sets forth the plan's funded status and amounts recognized in the consolidated balance sheet at December 31, 2000 and 1999.

                                                             PENSION BENEFITS                 OTHER BENEFITS
                                                          2000             1999            2000             1999
------------------------------------------------------------------------------------------------------------------
FUNDED STATUS:
Funded status                                           $ 5,862          $10,158         $(2,070)         $(1,059)
Unrecognized actuarial (gain) loss                       (1,659)          (6,849)            226              275
Unrecognized prior service costs                           (226)            (254)             --               49
Unrecognized transition credit                           (1,250)          (1,344)             --               --
------------------------------------------------------------------------------------------------------------------
     PREPAID (ACCRUED) PENSION COSTS                    $ 2,727          $ 1,711         $(1,844)         $  (735)
                                                       ===========================================================

Pension expense is determined at the beginning of the year using the funded status assumptions for the previous year-end. The funded status is determined using assumptions as of the end of the year are as follows.

                                         PENSION BENEFITS                                  OTHER BENEFITS
                                2000           1999           1998                 2000         1999           1998
--------------------------------------------------------------------------------------------------------------------
Discount rate                   7.50%          8.00%          6.75%                7.50%        8.00%          7.50%
Long-term rate of return        8.25           8.25           8.25                   --           --             --
Compensation rate               4.00           3.00           3.00                 4.00         4.00           4.50


                                                  [PROMISTAR FINANCIAL LOGO]  33

The following table sets forth the pension expense for the years ended December 31, 2000, 1999, and 1998.

                                                                     PENSION BENEFITS
                                                          2000              1999             1998
--------------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST:
Service costs benefits earned during the year          $   800           $   993          $   917
Interest accrued on projected benefit obligation         1,711             1,668            1,541
Actual return on plan assets                            (2,533)           (2,543)          (2,444)
Net amortization and deferral                             (314)               79              167
--------------------------------------------------------------------------------------------------
       NET PENSION EXPENSE                             $  (336)          $   197          $   181
                                                      ============================================

                                                                      OTHER BENEFITS
                                                          2000              1999             1998
--------------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST:
Service costs benefits earned during the year             $129              $109             $ 82
Interest accrued on projected benefit obligation           156                78               57
Recognition of gain                                         (2)               --               --
--------------------------------------------------------------------------------------------------
       NET PENSION EXPENSE                                $283              $187             $139
                                                         =========================================

The Corporation maintains a defined contribution plan with 401(k) features. The plan permits each employee to contribute a portion of their salary to the plan on a pre-tax basis with employer matching up to stipulated amounts as determined by the Corporation. Total expense for this plan was $286 for 2000, $236 for 1999, and $245 for 1998.

12. SHORT-TERM AND LONG-TERM BORROWINGS

The Corporation's short-term borrowings consist of federal funds purchased, securities sold under agreements to repurchase and other short-term borrowings. Outstanding short-term borrowings were $70,398 and $116,357 at December 31, 2000 and 1999, respectively. The weighted average interest rates on short-term borrowings during 2000 and 1999 was 5.20% and 4.50%, respectively. Promistar Bank is a member of the Federal Home Loan Bank (FHLB). Accordingly, the bank has availability of short- and long-term borrowings in the form of collateralized advances from the FHLB. The advances are collateralized primarily by the bank's residential mortgage loans and FHLB stock. The available line of credit for short- and long-term borrowings from the FHLB at December 31, 2000 was approximately $334 million. At December 31, 2000 Promistar had no short-term borrowings consisting of FHLB advances compared to $75,150 at year-end 1999.

During the fourth quarter of 2000, the Corporation incurred an aggregate total of $30,000 in other short-term borrowings from two lenders in conjunction with the repurchase of 1,729,373 shares of its common stock. The borrowings have a term of 364 days and may be renewed for additional terms of 364 days at the request of the Corporation, subject to approval of the lenders. The weighted average interest rate on these borrowings during 2000 was 7.52%.

Long-term borrowings outstanding amounted to $151,031 and $150,010 at December 31, 2000 and 1999, respectively. During 1999 and 1998, the Corporation incurred $50,000 and $100,000, respectively, in long-term borrowings provided by the FHLB. The FHLB borrowings are scheduled to mature in 10 years from the funding dates. After an initial lockout period ranging from one to five years and then quarterly thereafter, the FHLB has the option to convert the fixed-rate advances to adjustable rates which reset quarterly. As of December 31, 2000, none of the borrowings had been converted to adjustable rates. Payments on the advances consist of interest due only until maturity when, at that time, principal payments are also due. The weighted average interest rate on the FHLB advances was 5.40% during 2000 and 5.25% during 1999. During 2000, the Corporation incurred $1,031 in long-term borrowings in connection with term notes issued by Flex. At year-end 2000, note amounts of $687 and $344 were scheduled to mature in 2003 and 2005, respectively. The weighted average interest rate on the term notes during 2000 was 7.84%.

A mortgage note was included in long-term borrowings and amounted to $10 at December 31, 1999. The mortgage note had a fixed rate of 9.5% and matured in the year 2000.

13. SHAREHOLDERS' EQUITY

The Corporation purchased 1,729,373 shares of its common stock at $19.50 per share on November 8, 2000 in connection with a modified Dutch auction tender offer which expired on October 31, 2000. Accordingly, 14,953,921 shares of the Corporation's common stock were outstanding after the purchase. The purchased shares represented 10.4% of the Corporation's 16,683,294 shares of common stock outstanding on October 31, 2000. The 1,729,373 common stock shares purchased was recorded as Treasury Stock at a cost of $34.0 million. Certain fees paid by the Corporation in connection with the tender offer approximated $289 and were included as part of the cost of the common stock purchased.

On December 22, 1999, the Corporation's Board of Directors declared a 5% stock dividend. The dividend was distributed on February 1, 2000 to shareholders of record as of January 4, 2000. The dividend was charged to retained earnings in the aggregate amount of $17.5 million which was based on a market price of $22.00 per share. The stock dividend, representing 794,442 shares, increased common shares issued and outstanding to 16,683,294. On March 25, 1998, the Corporation's Board of Directors declared a 2-for-1 stock split effected in the form of a stock dividend. The dividend was distributed on May 1, 1998 to shareholders of record as of April 8, 1998. The stock dividend, representing 7,944,926 shares, increased common shares issued and outstanding to 15,889,852. Accordingly, a transfer of $39.7 million, representing the par value of additional shares issued, was made from surplus to common stock.

Promistar has authorized, at no par value, 2,000,000 shares of nonredeemable cumulative Series A Preferred Stock. At December 31, 2000, no shares have been issued. Upon issuance, the Series A Preferred Stock would have certain voting and liquidation rights. In 1991, the Board of Directors of the Corporation declared and paid a dividend distribution of one right for each outstanding share of common stock. Each right entitles the holder to purchase from the Corporation, units of Series A Preferred Stock at a set price, exercisable on the distribution date as defined in the agreement. All currently outstanding shares of Promistar Common Stock have these rights. At December 31, 2000 no rights have been exercised.

Promistar is subject to various regulatory capital requirements administered by the Federal Reserve Bank. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on Promistar's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Promistar and Promistar Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Promistar and Promistar Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets, and of Tier I capital to average assets. As of December 31, 2000, the Corporation meets all capital adequacy requirements to which it is subject.

As of December 31, 2000, the most recent notification from the Federal Reserve Bank categorized Promistar and Promistar Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized", each entity must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification which management believes have changed each institution's categorization.


                                                  [PROMISTAR FINANCIAL LOGO]  35

Promistar's consolidated and subsidiary bank's actual capital amounts and ratios are presented in the table below.

                                                                                                         TO BE WELL
                                                                                                     CAPITALIZED UNDER
                                                                             FOR CAPITAL             PROMPT CORRECTIVE
                                                     ACTUAL                ADEQUACY PURPOSES         ACTION PROVISIONS
                                               AMOUNT       RATIO        AMOUNT         RATIO       AMOUNT         RATIO
                                            ------------------------------------------------------------------------------
As of December 31, 2000:
     TOTAL CAPITAL
         (TO RISK WEIGHTED ASSETS):
              Promistar (Consolidated)       $166,453       10.94%       $121,760(1)    8.00%(1)              N/A
              Promistar Bank                  178,366       11.82         120,749(1)    8.00 (1)   $150,936(1)   10.00%(1)
     TIER 1 CAPITAL
         (TO RISK WEIGHTED ASSETS):
              Promistar (Consolidated)       $149,702        9.84%       $ 60,880(1)    4.00%(1)              N/A
              Promistar Bank                  161,797       10.72          60,375(1)    4.00 (1)   $ 90,562(1)    6.00%(1)
     TIER 1 CAPITAL (TO AVERAGE ASSETS):
              Promistar (Consolidated)       $149,702        7.23%       $ 82,787(1)    4.00%(1)              N/A
              Promistar Bank                  161,797        7.90          81,947(1)    4.00 (1)   $102,433(1)    5.00%(1)

(1) Greater Than

                                                                                                        TO BE WELL
                                                                                                     CAPITALIZED UNDER
                                                                             FOR CAPITAL             PROMPT CORRECTIVE
                                                      ACTUAL               ADEQUACY PURPOSES         ACTION PROVISIONS
                                               AMOUNT       RATIO        AMOUNT         RATIO       AMOUNT         RATIO
                                            ------------------------------------------------------------------------------
As of December 31, 1999:
     TOTAL CAPITAL
         (TO RISK WEIGHTED ASSETS):
              Promistar (Consolidated)       $192,735       12.83%       $120,155(1)    8.00%(1)              N/A
              Promistar Bank                  171,383       11.44         119,879(1)    8.00 (1)   $149,849(1)   10.00%(1)
     TIER 1 CAPITAL
         (TO RISK WEIGHTED ASSETS):
              Promistar (Consolidated)       $177,081       11.79%       $ 60,078(1)    4.00%(1)              N/A
              Promistar Bank                  155,841       10.40          59,940(1)    4.00 (1)   $ 89,910(1)    6.00%(1)
     TIER 1 CAPITAL (TO AVERAGE ASSETS):
              Promistar (Consolidated)       $177,081        8.56%       $ 82,711(1)    4.00%(1)              N/A
              Promistar Bank                  155,841        7.56          82,441(1)    4.00 (1)   $103,051(1)    5.00%(1)

(1) Greater Than

14. REGULATORY REQUIREMENTS

Reserve balances of $5,181 were required to be maintained at the Federal Reserve Bank of Philadelphia by Promistar Bank at December 31, 2000.

Dividends and loans to the Corporation from Promistar Bank are subject to regulatory limitations. In 2001, under regulatory guidelines and without prior approval of bank regulators, Promistar Bank can declare dividends to the Corporation totaling $5,963 plus additional amounts equal to the net earnings of Promistar Bank for the period January 1, 2001 through the date of declaration less dividends previously paid in 2001. Loans must be collateralized and loans to a single non-bank affiliate cannot exceed 10% of Promistar Bank's capital and surplus, and the aggregate to all non-bank affiliates cannot exceed 20%. The maximum amount available to the Corporation at December 31, 2000 from Promistar Bank in the form of loans was $7,281.

15. STOCK BASED COMPENSATION PLAN

On May 12, 1998, the Corporation's shareholders approved the 1998 Equity Incentive Plan (the "1998 Plan"). Under the 1998 Plan, the Corporation may grant stock options to its employees and directors for up to 1,260,000 shares of Promistar Common Stock. Incentive stock options, non-qualified stock options and other performance-based incentive awards may be granted pursuant to the 1998 Plan. To date, Promistar has granted only non-qualified stock options under the 1998 Plan. The stock options vested immediately and are exercisable at the market price of Promistar Common Stock on the date the options were granted. The stock option data presented has been adjusted to reflect the 5% stock dividend distributed by the Corporation on February 1, 2000.

Stock option transactions for the 1998 Plan are summarized below:

                                                     2000                       1999                        1998
                                            ----------------------     ----------------------    --------------------------
                                                          WEIGHTED                    WEIGHTED                     WEIGHTED
                                              SHARES       AVERAGE       SHARES        AVERAGE       SHARES         AVERAGE
                                               UNDER      EXERCISE        UNDER       EXERCISE        UNDER        EXERCISE
                                              OPTION        PRICE        OPTION         PRICE        OPTION          PRICE
---------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year              548,100       $25.93       401,100       $26.43           --         $   --
Granted                                       245,500        18.58       147,000        24.58      401,100          26.43
Exercised                                          --           --            --           --           --             --
Forfeited                                     (29,925)       26.13            --           --           --             --
---------------------------------------------------------------------------------------------------------------------------
OUTSTANDING AT END OF YEAR                    763,675       $23.56       548,100       $25.93      401,100         $26.43
                                            ==========                 ==========                ==========
OPTIONS EXERCISABLE AT END OF YEAR            763,675                    548,100                   401,100
WEIGHTED AVERAGE ESTIMATED FAIR VALUE
     OF OPTIONS GRANTED DURING YEAR                         $ 3.84                     $ 5.61                      $ 6.87

The following table summarizes information about Promistar's stock options outstanding at December 31, 2000:

                                  OPTIONS OUTSTANDING                                    OPTIONS EXERCISABLE
        ----------------------------------------------------------------------      ----------------------------
                                                WEIGHTED
                                                 AVERAGE              WEIGHTED                          WEIGHTED
                                                REMAINING              AVERAGE                          AVERAGE
           RANGE OF              NUMBER        CONTRACTUAL            EXERCISE        NUMBER            EXERCISE
        EXERCISE PRICES        OUTSTANDING    LIFE (YEARS)              PRICE       EXERCISABLE          PRICE
        ----------------------------------------------------------------------      ----------------------------
        $ 17.39 - 26.43          763,675           7.6                 $23.56         763,675            $23.56

Promistar applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for the 1998 Plan. Accordingly, no compensation expense has been recognized for the 1998 Plan. Had compensation cost for the 1998 Plan been determined based on the fair value at the grant date consistent with SFAS No. 123, "Accounting for Stock-Based Compensation", net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below.

                          YEAR ENDED DECEMBER 31, 2000    Year ended December 31, 1999    Year ended December 31, 1998
                          ----------------------------    ----------------------------    ----------------------------
Net income                  As reported    $18,162            As reported   $20,814          As reported    $21,059
                            Pro forma       17,549            Pro forma      20,278          Pro forma       19,268

Basic and Diluted           As reported    $  1.11            As reported   $  1.25          As reported    $  1.26
     earnings per share     Pro forma         1.07            Pro forma        1.22          Pro forma         1.15

Since all of the outstanding stock options vested immediately, the pro forma amounts above reflect the recognition of the entire associated compensation cost in the year the options were granted.

The fair value for the options granted used in the pro forma disclosures above was estimated at the date of grant using a Black-Scholes option pricing model. The model was developed for use in estimating the fair value of traded options which have different characteristics from Promistar's stock options. Additionally, the model requires the input of subjective assumptions which can materially affect the fair value estimate. In management's opinion, the model may not necessarily provide a reliable single measure of the fair value of Promistar's stock options. The following weighted average assumptions were used in the option pricing model for 2000, 1999 and 1998, respectively: risk free interest rates of 5.66%, 5.08% and 5.62%; stock price volatility factors of 24.7%, 23.1% and 23.9%; and dividend yields of 4.5%, 3.0% and 2.6%.
Additionally, a 6 year expected life of the options was used for all years.


                                                  [PROMISTAR FINANCIAL LOGO]  37

16. COMPREHENSIVE INCOME

Promistar follows SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for the reporting and the display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general purposes financial statements.

The following table sets forth the components of accumulated other comprehensive income, net-of-tax:

                                                               Years Ended December 31
                                     2000                              1999                              1998
                         -----------------------------    -------------------------------     -----------------------------
                                         ACCUMULATED                         ACCUMULATED                       ACCUMULATED
                           UNREALIZED       OTHER           UNREALIZED          OTHER          UNREALIZED         OTHER
                         GAINS (LOSSES) COMPREHENSIVE     GAINS (LOSSES)    COMPREHENSIVE         GAINS       COMPREHENSIVE
                          ON SECURITIES  INCOME (LOSS)     ON SECURITIES    INCOME (LOSS)     ON SECURITIES      INCOME
---------------------------------------------------------------------------------------------------------------------------
Beginning balance           $(11,011)      $(11,011)          $  2,030        $  2,030           $  949          $  949
Current-period change         10,691         10,691            (13,041)        (13,041)           1,081           1,081
---------------------------------------------------------------------------------------------------------------------------
     ENDING BALANCE         $   (320)      $   (320)          $(11,011)       $(11,011)          $2,030          $2,030
                         ==================================================================================================


The following table sets forth the tax effect allocated to components of other comprehensive income:

                                                                   Years Ended December 31
                                           2000                             1999                            1998
                               ----------------------------    --------------------------------   ---------------------------
                                                                             TAX
                               PRE-TAX     TAX   NET-OF-TAX    PRE-TAX     EXPENSE  NET-OF-TAX    PRE-TAX    TAX   NET-OF-TAX
                               AMOUNT    EXPENSE    AMOUNT      AMOUNT    (BENEFIT)   AMOUNT       AMOUNT  EXPENSE   AMOUNT
-----------------------------------------------------------------------------------------------------------------------------
Unrealized holding gains
     (losses) on securities
     arising during period     $16,484    $5,770   $10,714     $(19,978)  $(6,993)  $(12,985)      $2,123   $743    $1,380
Less: Reclassification
     adjustment for gains
     included in net income         36        13        23           86        30         56          460    161       299
-----------------------------------------------------------------------------------------------------------------------------
     OTHER COMPREHENSIVE
       INCOME (LOSS)           $16,448    $5,757   $10,691     $(20,064)  $(7,023)  $(13,041)      $1,663   $582    $1,081
                              ===============================================================================================

Comprehensive income is disclosed in Promistar's consolidated statement of comprehensive income.

17. EARNINGS PER SHARE

The Corporation computes "basic" earnings per share by dividing net income by the weighted average number of shares of common stock outstanding during each year, after giving retroactive effect to the 5% stock dividend distributed on February 1, 2000 and the 2-for-1 stock split effected in the form of a stock dividend distributed on May 1, 1998. "Diluted" earnings per share amounts are calculated by dividing net income by the average possible shares outstanding during the year assuming all options to buy stock with an exercise price less than the average market price had actually been exercised and the cash proceeds were used to redeem shares at an average market value. Stock options outstanding of 763,675, 511,350 and 401,100 as of December 31, 2000, 1999 and 1998,
respectively, were not included in the diluted earnings per share calculations since they would have had an antidilutive effect for the periods presented. The calculation of earnings per share follows:

                                                                       Years Ended December 31
                                                             2000               1999               1998
                                                          -------------------------------------------------
Basic earnings per share:
       Net income                                             $18,162           $20,814            $21,059
                                                          =================================================
       Weighted average shares outstanding-Basic           16,428,141        16,683,294         16,683,924
                                                          =================================================
       BASIC EARNINGS PER SHARE                               $  1.11           $  1.25            $  1.26
                                                          =================================================

Diluted earnings per share:
       Net income                                             $18,162           $20,814            $21,059
                                                          =================================================
       Weighted average shares outstanding-Basic           16,428,141        16,683,294         16,683,924
       Effect of dilutive stock options                            --               388                 --
                                                          -------------------------------------------------
       Weighted average shares outstanding-Diluted         16,428,141        16,683,682         16,683,924
                                                          =================================================
       DILUTED EARNINGS PER SHARE                             $  1.11           $  1.25            $  1.26
                                                          =================================================

18. LITIGATION

On November 19, 1997, Laurel Capital Group, Inc., and its wholly-owned subsidiary, Laurel Savings Bank, filed a suit in the United States District Court in the Western District of Pennsylvania claiming that the former Laurel Bank infringed on its common law trademark and servicemark rights by using the name "Laurel" and a related logo in an undefined market area referred to as the "Pittsburgh area". The suit sought to enjoin the former Laurel Bank from using its name and related logo in the "Pittsburgh area" and sought unspecified damages. Laurel Savings Bank is a thrift institution with five branch locations in the North Hills of Pittsburgh and one branch in Butler County. On October 26, 2000, the parties entered into a confidential agreement to settle this action. While the terms of the agreement are confidential, the financial portion of the settlement did not have a material effect on the Corporation's financial position or its results of operations. The parties agreed to a judgment of permanent injunction and other relief, whereby the Corporation has agreed to refrain from using the "Laurel" name or related logo on any bank documents, advertisements, or promotional materials in the "Pittsburgh area".

Due to the nature of their activities, Promistar and its subsidiaries are at all times engaged in other various legal proceedings which arise in the normal course of their businesses. While it is difficult to predict the outcome of these proceedings, management believes the ultimate liability, if any, will not materially affect Promistar's consolidated financial position or results of operations.


                                                  [PROMISTAR FINANCIAL LOGO]  39

19. PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

The condensed balance sheets and statements of income and cash flows of Promistar (parent company only) as of December 31, 2000, 1999, and 1998 and for the years then ended are presented below.

PROMISTAR FINANCIAL CORPORATION
(Parent Company Only)                                                 2000            1999            1998
-------------------------------------------------------------------------------------------------------------
BALANCE SHEET
Assets:
     Cash                                                           $    100        $    127        $    178
     Investment in bank affiliate                                    178,202         163,881         176,581
     Investment in non-bank affiliates                                19,860          22,878          11,382
     Other                                                             3,049           1,551           2,121
-------------------------------------------------------------------------------------------------------------
         TOTAL ASSETS                                               $201,211        $188,437        $190,262
                                                                    =========================================
Liabilities and Shareholders' Equity:
     Short-term borrowings                                          $ 30,000        $     --        $     --
     Other liabilities                                                 4,833           3,410           1,117
     Shareholders' equity                                            166,378         185,027         189,145
-------------------------------------------------------------------------------------------------------------
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                 $201,211        $188,437        $190,262
                                                                    =========================================
=============================================================================================================
STATEMENT OF INCOME
Cash dividends from bank affiliate                                  $ 13,897        $ 21,670        $ 27,090
Cash dividends from non-bank affiliates                                2,000             600             400
Management fees from affiliates                                       15,854          14,973          17,007
Other income                                                              11              90              19
Interest expense                                                        (339)             --            (718)
Operating expense                                                    (18,877)        (19,349)        (18,181)
                                                                   ------------------------------------------
     INCOME BEFORE INCOME TAXES AND EQUITY
         IN UNDISTRIBUTED INCOME OF AFFILIATES                        12,546          17,984          25,617
Income tax benefit                                                       860             917             262
                                                                   ------------------------------------------
     INCOME BEFORE UNDISTRIBUTED INCOME OF AFFILIATES                 13,406          18,901          25,879
                                                                   ------------------------------------------
Equity in undistributed income of affiliates:
     Bank                                                              4,761           1,200          (5,859)
     Non-banks                                                            (5)            713           1,039
-------------------------------------------------------------------------------------------------------------
         NET INCOME                                                 $ 18,162        $ 20,814        $ 21,059
                                                                   ==========================================

=============================================================================================================
STATEMENT OF CASH FLOWS
Cash flows from operating activities:
     Net income                                                     $ 18,162        $ 20,814        $ 21,059
     Equity in undistributed income of affiliates                     (4,756)         (1,913)          4,820
     Amortization                                                      1,092           1,134             825
     Other assets and liabilities, net                                  (273)          2,604           4,506
                                                                   ------------------------------------------
          NET CASH PROVIDED BY OPERATING ACTIVITIES                   14,225          22,639          31,210
                                                                   ------------------------------------------

Cash flows from investing activities:
     Net distribution from (to) affiliates                             3,250         (10,800)         (7,389)
     Proceeds from maturity of investment securities
         available for sale                                               --              --              91
     Purchase of investment securities available for sale                 --              --            (657)
                                                                   ------------------------------------------
         NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES           3,250         (10,800)         (7,955)
                                                                   ------------------------------------------

Cash flows from financing activities:
     Common dividends paid                                           (13,484)        (11,890)        (10,196)
     Proceeds from short-term borrowings                              30,000              --              --
     Payment on long-term borrowings                                      --              --         (14,285)
     Purchase of treasury stock                                      (34,012)             --             (24)
     Other                                                                (6)             --              --
                                                                   ------------------------------------------
         NET CASH USED IN FINANCING ACTIVITIES                       (17,502)        (11,890)        (24,505)
                                                                   ------------------------------------------

Decrease in cash                                                         (27)            (51)         (1,250)
Cash at beginning of year                                                127             178           1,428
-------------------------------------------------------------------------------------------------------------
     CASH AT END OF YEAR                                            $    100        $    127        $    178
                                                                   ==========================================
Supplemental disclosure of cash flow information:
Cash paid during the year for:
     Interest on long-term borrowings                               $     --        $     --        $    718
     Federal income taxes, net of refunds                             10,154           9,524           8,530

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

The face amounts of financial instruments with off-balance-sheet risk at December 31, 2000 were as follows:

Loan commitments            $188,636
Standby letters of credit     10,828

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

The fair value of commitments, guarantees and letters of credit are insignificant after considering the aforementioned factors.


                                                  [PROMISTAR FINANCIAL LOGO]  41

The estimated fair values of Promistar's financial instruments at December 31, 2000 and 1999 are as follows:

                                                        2000                                   1999
                                          CARRYING AMOUNT    FAIR VALUE          CARRYING AMOUNT    FAIR VALUE
                                         -----------------------------------------------------------------------
Financial assets:
     Cash and short-term investments       $   88,025          $ 88,025             $ 114,948        $ 114,948
     Securities                               401,252           401,251               361,882          361,866
     Loans                                  1,517,947         1,514,602             1,514,824        1,514,600
         Less: Reserve for loan losses        (16,751)               --               (15,654)              --
---------------------------------------------------------------------------------------------------------------
         TOTAL FINANCIAL ASSETS            $1,990,473        $2,003,878            $1,976,000       $1,991,414
                                          =====================================================================
Financial liabilities:
     Deposits                              $1,665,804        $1,603,676            $1,595,119       $1,514,415
     Federal funds purchased and
         securities sold under
         agreements to repurchase              37,064            37,064                37,607           37,607
     Short-term borrowings                     33,334            33,334                78,750           78,750
     Long-term borrowings                     151,031           151,799               150,010          152,698
---------------------------------------------------------------------------------------------------------------
         TOTAL FINANCIAL LIABILITIES       $1,887,233        $1,825,873            $1,861,486       $1,783,470
                                          =====================================================================

22. SUBSEQUENT EVENT

On February 26, 2001, Promistar announced an agreement was reached to merge with FNH Corporation (FNH), with Promistar as the surviving company. FNH's subsidiary, First National Bank of Herminie, Herminie, Pennsylvania, will be merged into Promistar Bank. The agreement is subject to regulatory approvals, FNH shareholder approval, and other conditions. The merger agreement provides that each FNH common share will receive 15.00 shares of Promistar Common Stock. Based on Promistar's closing per share market price on February 23, 2001 of $17.375, the total transaction value approximates $40.4 million or approximately $260.62 per share of FNH stock. On December 31, 2000, FNH had approximately $302 million in assets. Post-merger Promistar's assets will total approximately $2.372 billion on a pro forma basis. The transaction is expected to be completed by July 30, 2001.

SUPPLEMENTAL FINANCIAL DATA

QUARTERLY FINANCIAL DATA* (Unaudited)

A summary of financial data for the four quarters for the years 2000 and 1999 is presented below.

                                                    2000                                           1999
                              ----------------------------------------------  ----------------------------------------------
                                              QUARTER ENDED                                     QUARTER ENDED
(In thousands, except
per share data)                 MAR. 31     JUNE 30    SEPT. 30     DEC. 31    MAR. 31     JUNE 30     SEPT. 30     DEC. 31
----------------------------------------------------------------------------------------------------------------------------
Net interest income            $ 19,900    $ 19,562    $ 19,580    $ 18,823    $ 19,587    $ 20,328    $ 20,466    $ 20,300
Provision for loan losses        (1,203)       (897)     (1,685)     (2,275)     (1,477)     (1,693)     (1,894)     (1,035)
Other income                      3,860       4,236       3,990       4,501       3,470       4,541       4,171       4,050
Other expenses                  (13,799)    (14,249)    (14,003)    (21,326)    (14,530)    (14,319)    (18,753)    (13,712)
     Income (loss) before
         income taxes             8,758       8,652       7,882        (277)      7,050       8,857       3,990       9,603
     (Provision) benefit for
     income taxes                (2,639)     (2,491)     (2,322)        600      (1,989)     (2,599)     (1,156)     (2,942)
----------------------------------------------------------------------------------------------------------------------------
     NET INCOME                $  6,119    $  6,161    $  5,560    $    323    $  5,061    $  6,258    $  2,834    $  6,661
                              ==============================================================================================
Common dividends               $  3,336    $  3,504    $  3,504    $  3,140    $  2,702    $  2,832    $  3,178    $  3,178
Earnings per share:(1)
     Basic and Diluted              .37         .37         .33         .02         .30         .38         .17         .40

* Financial data for prior periods has been restated to give effect to the Philson acquisition which was accounted for as a pooling-of-interests. Quarterly figures may not total to the full-year amount due to rounding.

(1) Per share data has been adjusted to reflect the 5% stock dividend distributed on February 1, 2000.

PROMISTAR FINANCIAL CORPORATION AND AFFILIATES
SELECTED CONSOLIDATED FINANCIAL DATA*
(Dollars in thousands, except per share data)

                                                                  Years Ended December 31
                                             2000            1999          1998           1997(5)       1996(6)
-----------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
Interest income                          $   148,882    $   140,165    $   138,926    $   130,513    $   124,778
Interest expense                              71,018         59,484         60,421         54,987         51,653
-----------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME                           77,864         80,681         78,505         75,526         73,125
Provision for loan losses                      6,060          6,099          5,984          4,250          2,441
-----------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME AFTER
     PROVISION FOR LOAN LOSSES                71,804         74,582         72,521         71,276         70,684
Other income                                  16,587         16,232         14,761         13,574         12,285
Other expense                                 63,377         61,314         57,248         54,149         58,113
-----------------------------------------------------------------------------------------------------------------
Income before income taxes                    25,014         29,500         30,034         30,701         24,856
Provision for income taxes                     6,852          8,686          8,975         10,223          8,056
-----------------------------------------------------------------------------------------------------------------
          NET INCOME                     $    18,162    $    20,814    $    21,059    $    20,478    $    16,800
                                        =========================================================================
BALANCE SHEET DATA (Period end)
Total assets                             $ 2,070,338    $ 2,060,672    $ 1,915,908    $ 1,792,036    $ 1,699,748
Loans, net of unearned income              1,517,947      1,514,824      1,325,741      1,186,260      1,140,591
Total securities                             401,252        361,882        435,815        463,403        400,665
Total deposits                             1,665,804      1,595,119      1,578,150      1,549,520      1,465,101
Total long-term borrowings                   151,031        150,010        100,031         14,335         17,210
Total shareholders' equity                   166,378        185,027        189,145        177,233        165,432

PER SHARE DATA(1)
Basic earnings per share                 $      1.11    $      1.25    $      1.26    $      1.23    $      1.03
Diluted earnings per share                      1.11           1.25           1.26           1.23           1.02
Common dividends declared per share              .83            .71            .61            .53            .43
Period end book value                          11.13          11.09          11.34          10.62           9.92
Average shares outstanding-Basic          16,428,141     16,683,294     16,683,924     16,684,344     16,332,678
Average shares outstanding-Diluted        16,428,141     16,683,682     16,683,924     16,684,344     16,441,492

FINANCIAL RATIOS
Return on average assets                         .89%          1.04%          1.10%          1.16%           .99%
Return on average shareholders' equity          9.77          11.11          11.52          11.96          10.69
Net yield on earning assets(2)                  4.21           4.52           4.58           4.73           4.77
Common stock dividend payout                   74.24          57.13          48.42          43.22          41.64
Average shareholders' equity
     to average assets                          9.07           9.38           9.58           9.72           9.28
Primary capital ratio at period end(3)          8.77           9.67          10.51          10.52          10.41
Net charge-offs to average loans,
     net of unearned income                      .33            .28            .39            .38            .25
Nonperforming loans to total loans,
     net of unearned income(4)                   .80            .64            .58            .85           1.17
Reserve for loan losses to period end
     loans, net of unearned income              1.10           1.03           1.03           1.06           1.12

* Financial data for prior periods has been restated to give effect to acquisitions accounted for as pooling-of-interests.

(1) Per share data has been adjusted to reflect the 5% stock dividend distributed on February 1, 2000, the two-for-one stock split effected in the form of a stock dividend distributed on May 1, 1998 and the 10% stock dividends distributed on September 15, 1997 and October 22, 1996. Earnings per share data for periods prior to 1997 has been restated to reflect the adoption of SFAS No. 128 on December 31, 1997.

(2) Net interest income stated on a fully taxable equivalent basis divided by average earning assets.

(3) The sum of shareholders' equity and the reserve for loan losses divided by the sum of total assets and the reserve for loan losses.

(4) Nonperforming loans include nonaccrual, restructured and loans 90 days or more past-due.

(5) Reflects the purchase acquisition of three branch offices of National City on June 6, 1997.

(6)  Reflects the purchase acquisition of Armstrong on June 13, 1996.


                                                  [PROMISTAR FINANCIAL LOGO]  43

MARKET PRICE AND CASH DIVIDENDS

Promistar's Common Stock is traded in the NASDAQ Stock Market under the NASDAQ symbol "PRFC". The following table sets forth cash dividends declared and the range of high and low closing prices, as reported on the NASDAQ Stock Market for Promistar's Common Stock for the quarters indicated.

                                  2000                                         1999
      QUARTER         HIGH         LOW     DIVIDEND             HIGH            LOW    DIVIDEND
-----------------------------------------------------------------------------------------------
        1st          $21.13      $15.00     $.200              $28.10          $24.29    $.162
        2nd           20.13       14.13      .210               26.43           22.92     .170
        3rd           19.06       16.00      .210               24.52           20.00     .190
        4th           19.88       15.88      .210               24.05           20.24     .190
-----------------------------------------------------------------------------------------------
      TOTAL                                 $.830                                        $.712
                                           =======                                      =======

Note: Data has been adjusted to reflect the 5% stock dividend distributed on February 1, 2000.

On January 19, 2001, there were 5,056 record holders of Promistar Common Stock.

Promistar offers an automatic dividend reinvestment plan to provide a prompt, simple and expense-free way for shareholders to invest cash dividends into additional shares of Promistar Common Stock. Promistar Trust Company performs certain bookkeeping and administrative functions in connection with the plan. As participants, the shareholders may add to their investment in Promistar Common Stock through voluntary additional cash deposits with the administrator.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Fiscal year 2000 was highlighted by several significant strategic achievements, all of which were accomplished during the fourth quarter. The most notable event was the corporate name change of the company from BT Financial Corporation to Promistar Financial Corporation (Promistar). Additionally, the corporate names of Laurel Bank, Laurel Trust Company, Laurel Community Development Corporation, and Laurel Investment Advisors, Inc. were changed to Promistar Bank, Promistar Trust Company, Promistar Community Development Corporation, and Promistar Investment Advisors, Inc., respectively. The re-branding of the corporation under the "Promistar" name will facilitate a consistent image and message across all of Promistar's affiliate companies and should serve to leverage advertising resources and more easily permit the geographic expansion and promotion of the Promistar franchise. The renaming of the companies also provided closure to ongoing litigation concerns surrounding the previously used "Laurel" name. Additional information regarding this litigation is contained in Note 18 to the consolidated financial statements. Other strategic initiatives completed in the fourth quarter of 2000 included:

o The restructuring of Promistar Bank along two customer divisions consisting of retail and commercial operations. Each customer division has a renewed focus on data-based marketing techniques which enables Promistar to better understand its customer base while profitably linking specific client needs to its product offerings. Also, a new risk management group, staffed with seasoned bankers, was formed at the corporate level to refine the detection and management of potential exposure issues;

o The repurchase of 10.4% of the Corporation's common stock through a modified Dutch auction tender; The share repurchase, completed in November 2000, was strategically designed to utilize Promistar's existing capital base more efficiently and to maximize shareholder value by increasing return on equity and earnings per share by reducing the amount of equity and shares outstanding;

o The completion of an early retirement program which was accepted by over 70 percent of the eligible employees. This program should yield significant cost reductions starting in the first quarter of fiscal year 2001; and

o The rollout of Promistar's new e-commerce strategy featuring comprehensive Internet banking services at promistar.com.

The financial impact of the fourth quarter 2000 restructuring and other nonrecurring costs was a one-time after-tax charge to earnings of $4.4 million. Core operating earnings, which exclude these charges and an after-tax gain of $261,000 on the fourth quarter sale of a branch office, were $22.3 million or $1.36 per share for the fiscal year ended December 31, 2000. These results compare to core earnings of $23.7 million or $1.42 per share for fiscal year 1999. Core operating earnings in 1999 excluded an after-tax net gain of $366,000 on the sale of two branch offices and nonrecurring after-tax expenses of $3.2 million, consisting primarily of reorganization costs associated with the First Philson Financial Corporation (Philson) merger in July 1999. The inclusion of nonrecurring items reduced net income in fiscal year 2000 to $18.2 million or $1.11 per share compared to $20.8 million or $1.25 per share earned in 1999. During 1998, net income was $21.1 million or $1.26 per share while core operating earnings were $21.8 million or $1.30 per share. All per share data in this report has been adjusted to reflect a 5% stock dividend distributed by the Corporation on February 1, 2000.

Promistar's core operating earnings and core operating earnings per share declined 5.8% and 4.2%, respectively, in 2000 compared to 1999. The decreases were primarily due to a $2.8 million pre-tax decline in net interest income in 2000. The decline in net interest income resulted mainly from net interest margin compression due to the aggressive monetary tightening actions of the Federal Reserve throughout the year 2000. Promistar's core non-interest income grew 3.9% over 1999 to $16.2 million in 2000. The majority of the growth was due to an 8.3% increase in the level of trust and investment management fees. As a percent of total revenue (net interest income plus core non-interest income), core non-interest income, which excludes security gains and nonrecurring items, rose to 17.2% in 2000 compared to 16.1% in 1999. The increase reflects Promistar's long-term strategic initiative to incorporate a greater mix of fee income in its revenue stream. Core expenses, which exclude nonrecurring charges, declined by $48,000 from the prior year level to $56.6 million in 2000. Promistar's core efficiency ratio, which compares favorably to peer levels, was 57.8% in 2000 compared to 56.4% in 1999 and 58.8% in 1998.

Return on average assets, excluding nonrecurring items, was 1.09% in 2000, 1.18% in 1999, and 1.14% in 1998. Return on average shareholders' equity, excluding nonrecurring items, was 11.99%, 12.64% and 11.90% in 2000, 1999 and 1998, respectively. Return on average tangible shareholders' equity, which excludes nonrecurring items and intangible amortization expense from net income and intangibles from average shareholders' equity, was 14.44% in 2000, 15.40% in 1999 and 14.84% in 1998.

Promistar's total assets were $2.07 billion at year-end 2000, representing an increase of 0.5%, or $9.7 million from the $2.06 billion at year-end 1999. The increase was primarily due to a higher level of securities which was partially offset by a decline in federal funds sold. Loans, net of unearned interest, were up slightly by $3.1 million, or 0.2%, over year-end 1999 to $1.52 billion at year-end 2000. Deposits increased by $70.7 million, or 4.4%, over year-end 1999 to $1.67 billion at year-end 2000 largely due to time deposit increases stemming from front-line sales initiatives. Total shareholder's equity declined $18.6 million, or 10.1%, from year-end 1999 to $166.4 million at year-end 2000. This decrease reflected the $34.0 million in common stock repurchased by the Corporation in the fourth quarter of 2000 through a modified Dutch auction tender. An increase of $10.7 million in accumulated other comprehensive income due to higher market values on securities available-for-sale offset some of the equity decline resulting from the stock repurchase.

Promistar's primary financial objectives are to expand the growth and profitability of the Corporation through the following:

o Expansion and diversification of revenue streams in fee income, trust and investment management areas;

o Increases in market share growth by way of expanded sales-focused initiatives utilizing in-depth data-based marketing strategies;

o Implementation of various efficiency strategies including the continuous refinement of Promistar's product delivery systems; and

o    Strategic mergers and acquisitions.

Maintaining high asset quality while managing internal and merger-related growth remains an essential element in Promistar's expansion strategies. Promistar's strategic business plan targets retail consumers and small to mid-sized businesses by offering a full menu of banking and financial services and products.

Promistar's merger with Philson on July 14, 1999, increased total assets to approximately $2.0 billion. Philson's banking subsidiary, First Philson Bank, N.A., operated nine branches in Somerset and Fayette counties and was merged into the former Laurel Bank upon consummation of the merger. Philson's assets totaled approximately $221 million on the merger date. The merger with Philson has been accounted for as a pooling-of-interests. Accordingly, Promistar's accompanying consolidated financial statements have been restated retroactively to include the accounts and operations of Philson for all periods presented prior to the merger. Philson also owned Flex Financial Consumer Discount Company
(Flex), which continues to operate as a non-bank subsidiary of the Corporation. Promistar is generating additional revenues through the expansion of Flex's market and by targeting trust and investment services to the former Philson customer base. Flex currently operates four dedicated consumer finance offices, two of which were opened in 2000. Flex's loan totals have grown to $4.6 million at year-end 2000, representing a substantial 57.8% increase over year-end 1999.

Promistar continued its efforts to rationalize its branch banking office structure in 2000. On December 15, 2000, the Corporation completed the sale of the Pleasant Hills community office in suburban Pittsburgh. In 1999, three branch locations were consolidated due to overlapping markets resulting from the Philson acquisition. In May of 1999, two additional branch locations were sold in Indiana County. Promistar has developed a branch analysis model that examines deposit and loan balances, sales and over the counter transaction levels, and the financial performance of individual branch locations. In addition, market potential is analyzed by reviewing market data on households, businesses, and competitors. Strategies that result from the analysis include consolidation with nearby branch locations, exit of the market by selling the branch, or additional investment if warranted by market and financial considerations. In 2001, Promistar will again be active in analyzing its branch system as part of its long-term strategy to deliver its product mix more efficiently to its customer base.

                                                  [PROMISTAR FINANCIAL LOGO]  45

In 2000, Promistar generated $83,000 in fees related to its first year partnership with First Security Group, which offers mutual funds and annuities through Promistar Bank's community banking offices. Promistar also formed Promistar Capital Advisors, Inc. in 2001 which should further enhance fee revenue growth by establishing a dedicated insurance unit designed to complement the estate planing and wealth management services offered by Promistar Trust Company and Promistar Investment Advisors, Inc. All of these products and services are expected to be offered throughout Promistar's entire distribution system.

Promistar has made a substantial investment in its e-commerce strategy with the 2000 debut of promistar.com. This Internet site offers customers a highly secure and convenient way to conduct many popular banking services including online bill payment and access to online check images. Promistar's management realizes the significance and potential of this alternate delivery channel as part of its long-term strategy to exploit new opportunities, such as the Internet, to extend its customer reach. Customer response to the new website has been extremely enthusiastic. Since the debut of promistar.com in mid-November 2000, over 29,000 "hits" to the website have been recorded through early February 2001.

The enactment of the Graham-Leach-Bliley Act of 1999 (Act) overhauls the financial services industry regulatory framework that had its origins in the Depression Era of the 1930s. The Act, effective in 2000, generally allows bank holding companies such as Promistar Financial Corporation broad authority to engage in activities that are financial in nature or incidental to such financial activity, including insurance underwriting and brokerage, merchant banking, securities underwriting, dealing, and market-making. A bank holding company may engage in these activities directly or through subsidiaries by qualifying as a "financial holding company". To qualify as a financial holding company, a bank holding company must file an application with the Federal Reserve and certify that its subsidiary banks are well-managed and well-capitalized. Promistar intends to file such an application to qualify as a financial holding company. This status will give Promistar additional flexibility in its quest to seek opportunities for future expansion and diversification of its revenue streams.

Subsequent to year-end 2000, Promistar announced plans to merge with FNH Corporation (FNH). On February 26, 2001, Promistar reported an agreement was reached to merge with FNH, with Promistar as the surviving company. FNH's subsidiary, First National Bank of Herminie, Herminie, Pennsylvania, will be merged into Promistar Bank. The agreement is subject to regulatory approvals, FNH shareholder approval, and other conditions. The merger agreement provides that each FNH common share will receive 15.00 shares of Promistar Common Stock. Based on Promistar's closing per share market price on February 23, 2001 of $17.375, the total transaction value approximates $40.4 million or approximately $260.62 per share of FNH stock. The transaction is anticipated to be accretive to earnings per share in the first year. On December 31, 2000, FNH had approximately $302 million in assets. Post-merger Promistar's assets will total approximately $2.372 billion on a pro forma basis. The transaction is expected to be completed by July 30, 2001. This tentative merger had no impact on Promistar's consolidated financial statements for fiscal year 2000.

The following is a more detailed discussion of certain significant factors that affected the Corporation's consolidated operating results, financial position, capital resources, liquidity, and interest rate sensitivity for the years ended December 31, 2000, 1999, and 1998. Reference should be made to the consolidated financial statements and notes thereto as well as the selected financial data presented herein for a complete understanding of the following discussion and analysis.

Except for historical information contained herein, the matters discussed in this report or incorporated by reference in this report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve substantial risks and uncertainties. When used in this report, or in the documents incorporated by reference in this report, the words "anticipate," "believe," "estimate," "may," "intend," "expect," "should" and similar expressions identify certain of such forward-looking statements. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. Factors that could cause future results to vary from current expectations include, but are not limited to the following: changes in economic conditions (both generally and more specifically in the markets in which Promistar operates); changes in interest rates, deposit flows, loan demand, real estate values and competition; changes in accounting principles, policies or guidelines and in government legislation and regulation (which change from time to time and over which Promistar has no control); other factors affecting Promistar's operations, markets, products and services; and other risks detailed in this report and in Promistar's other Securities and Exchange commission filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. The Corporation undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

RESULTS OF OPERATIONS

NET INTEREST INCOME

Net interest income is Promistar's primary source of operating revenue. Net interest income represents the amount by which interest income on interest-earning assets exceeds interest paid on interest-bearing liabilities. Net interest margin is calculated by dividing fully taxable equivalent net interest income by average interest-earning assets. In 2000, fully taxable equivalent net interest income was $81.8 million, representing a 3.7%, or $3.2 million decrease compared to 1999. The decrease was primarily due to a decline in the net interest margin of 37 basis points to 4.21% in 2000. The decline in the margin has resulted from the precipitous rise in interest rates initiated by the Federal Reserve over the past year. The rising interest rate environment had the effect of reducing the net interest margin as the cost of funds rose faster than the yield on interest earning assets. Some margin compression also resulted from increased borrowing levels funding Promistar's repurchase of 10.4% of its common stock during the fourth quarter of 2000. Total average earning assets, the largest component being loans, increased $61.4 million, or 3.3% to $1.943 billion, while average interest-bearing liabilities rose $47.9 million, or 3.1% to $1.608 billion in 2000 compared to 1999. The rise in average loans of $38.5 million, or 2.6% over 1999 to $1.506 billion in 2000 served to mitigate the compression of the net interest margin. Average earning assets yielded 7.87% in 2000 compared to 7.68% in 1999 while the rate paid on average interest-bearing liabilities increased to 4.42% from 3.81% over the same period, respectively. The increased cost of funds has primarily resulted from both volume and rate increases in average time deposit balances, primarily certificates of deposit. In 2000, total average deposits were up 2.5% over 1999 to $1.619 billion. The average increase in time deposits along with nominal increases in non-interest-bearing demand deposits and interest-checking offset declines in savings and money market accounts. Net interest income, on a fully taxable equivalent basis, as a percent of total revenue (net interest income plus core non-interest income) was 83.5%, 84.5% and 85.1% in 2000, 1999 and 1998, respectively. Promistar will continue a disciplined loan and deposit strategy in the short term with less dependence on spread-based income over the longer term.

Total loans, net of unearned interest, as a percentage of total deposits were 91.1% at year-end 2000, 95.0% at year-end 1999, and 84.0% at year-end 1998.
These ratios reflect Promistar's strategy of maintaining a loan to deposit ratio of less than 100%. The loan portfolio represents Promistar's largest component of average interest-earning assets. Average loans were 77.5% of average interest-earning assets in 2000 compared to 78.0% in 1999 and 71.1% in 1998. Funding strategies are actively managed by Promistar's Asset/Liability Committee to ensure adequate liquidity and to control interest rate risk exposure. Management believes Promistar is well positioned to benefit from the declining interest rate environment initiated by the Federal Reserve in January 2001. As competition for deposits increase among traditional banks and non-bank entities, Promistar will strive to build its deposit base through a focus on core relationship banking, which attempts to capture all or most financial needs of each of its customers. In 2001, Promistar will continue to emphasize growth in non-interest-bearing demand deposits which contribute additional funds available for investment by the Corporation at no interest cost.

Fully taxable equivalent net interest income rose $3.5 million, or 4.3%, while average interest-earning assets increased $101.6 million, or 5.7%, in 1999 compared to 1998. The higher level of net interest income in 1999 was principally due to a greater volume of average interest-earning assets resulting from increased loan activity. The net interest margin, on a fully taxable equivalent basis, declined 6 basis points to 4.52% in 1999 compared to 4.58% in 1998. The decline was primarily due to lower yields earned on loans and securities. The availability of favorably priced wholesale funding allowed the Corporation to prudently leverage its balance sheet during 1999 and 1998 by increased earning asset levels in order to enhance marginal net interest income while contributing to the management of interest rate risk. The wholesale funding was provided by the FHLB. Additional information regarding FHLB borrowings is contained in Note 12 to the consolidated financial statements.


                                                  [PROMISTAR FINANCIAL LOGO]  47

The following table presents the major categories of assets, liabilities and shareholders' equity with their corresponding average balances, related interest income earned on interest-earning assets or interest expense paid on interest-bearing liabilities, and resulting yields and rates on a fully taxable equivalent basis for the years indicated.

                                             2000                            1999                              1998
                              ------------------------------   -----------------------------    ------------------------------
                                           INTEREST   RATE                 INTEREST   RATE                   INTEREST   RATE
                                AVERAGE    INCOME/   EARNED/    AVERAGE    INCOME/   EARNED/     AVERAGE     INCOME/   EARNED/
(dollars in thousands)          BALANCE   EXPENSE(1) PAID(1)    BALANCE   EXPENSE(1) PAID(1)     BALANCE    EXPENSE(1) PAID(1)
-------------------------------------------------------------------------------------------------------------------------------
ASSETS
Interest-earning assets:
     Loans, net of unearned
         income(2)            $1,506,136   $123,942   8.23%    $1,467,585  $117,508   8.01%     $1,265,545   $107,792   8.52%
     Taxable securities          292,689     18,974   6.48        278,930    17,752   6.36         426,322     27,917   6.55
     Nontaxable securities       111,204      7,903   7.11        114,018     8,163   7.16          67,500      5,091   7.54
     Federal funds sold           32,368      2,010   6.21         20,549     1,039   5.06          19,833      1,059   5.34
     Time deposits in
         other banks                 266         16   6.14            157         8   5.10             407         29   7.13
-------------------------------------------------------------------------------------------------------------------------------
            TOTAL INTEREST-
            EARNING ASSETS     1,942,663    152,845   7.87      1,881,239   144,470   7.68       1,779,607    141,888   7.97

Non-interest-earning assets:
     Cash and
         cash equivalents         52,454                           54,241                           54,362
     Premises and
         equipment, net           28,253                           30,778                           33,176
     Other assets                 41,236                           45,639                           54,228
     Less: Reserve for
         loan losses             (15,821)                         (14,880)                         (13,097)
-------------------------------------------------------------------------------------------------------------------------------
            TOTAL ASSETS      $2,048,785                       $1,997,017                       $1,908,276
                             ============                     ============                     ============
LIABILITIES AND
 SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
     Demand and
         savings deposits       $470,349      8,853   1.88       $511,413     8,118   1.59        $518,656      8,650   1.67
     Other time deposits         912,200     50,082   5.49        832,844    40,614   4.88         832,411     44,274   5.32
     Federal funds purchased
         and securities sold
         under agreements
         to repurchase            40,261      1,772   4.40         39,659     1,351   3.41          45,958      1,985   4.32
     Short-term borrowings        35,062      2,170   6.19         40,803     2,272   5.57          17,350      1,001   5.77
     Long-term borrowings        150,530      8,141   5.41        135,773     7,129   5.25          83,062      4,510   5.43
-------------------------------------------------------------------------------------------------------------------------------
            TOTAL
            INTEREST-BEARING
            LIABILITIES        1,608,402     71,018   4.42      1,560,492    59,484   3.81       1,497,437     60,420   4.03

Non-interest-bearing
  liabilities:
     Demand deposits             236,626                          235,918                          215,886
     Other liabilities            17,883                           13,346                           12,099
-------------------------------------------------------------------------------------------------------------------------------
            TOTAL LIABILITIES  1,862,911                        1,809,756                        1,725,422
                              -----------                      -----------                      -----------

SHAREHOLDERS' EQUITY             185,874                          187,261                          182,854
                              -----------                      -----------                      -----------

         TOTAL LIABILITIES AND
         SHAREHOLDERS'
         EQUITY               $2,048,785                       $1,997,017                       $1,908,276
                             ============                     ============                     ============
NET INTEREST INCOME                         $81,827                         $84,986                          $81,468
                                           =========                       =========                        =========

NET INTEREST SPREAD(3)                                3.45%                           3.87%                             3.94%
                                                     ======                          ======                            ======
NET YIELD ON EARNING ASSETS(4)                        4.21%                           4.52%                             4.58%
                                                     ======                          ======                            ======

(1) Tax-exempt income on loans and investments and related yields are shown on a fully taxable equivalent basis computed using the federal statutory tax rate of 35%.

(2) For purposes of calculating loan yields, average loan balances include nonaccrual loans.

(3) The difference between rate earned on total interest-earning assets and rate paid on total interest bearing liabilities.

(4) Net interest income stated on a fully taxable equivalent basis divided by average interest-earning assets.

The following table provides an analysis of the changes in interest income and expense attributable to changes in volume and rate.

                                                     2000 VS 1999                               1999 VS 1998
                                           ---------------------------------        -----------------------------------
                                              NET                                      NET
                                            INCREASE     DUE TO CHANGES IN           INCREASE       DUE TO CHANGES IN
(in thousands)                             (DECREASE)    VOLUME        RATE         (DECREASE)      VOLUME        RATE
-----------------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
Loans, net of unearned income(1)(2)        $ 6,434      $3,086       $3,348          $  9,716      $17,210     $(7,494)
Taxable securities                           1,222         876          346           (10,165)      (9,652)       (513)
Non-taxable securities(1)                     (260)       (201)         (59)            3,072        3,508        (436)
Federal funds sold                             971         598          373               (20)          38         (58)
Time deposits in other banks                     8           5            3               (21)         (18)         (3)
-----------------------------------------------------------------------------------------------------------------------
         TOTAL INTEREST INCOME               8,375       4,364        4,011             2,582       11,086      (8,504)
                                          -----------------------------------------------------------------------------

INTEREST EXPENSE:
Interest-bearing demand
     and savings deposits                      735        (652)       1,387              (532)        (121)       (411)
Other time deposits                          9,468       3,870        5,598            (3,660)          23      (3,683)
Federal funds purchased and
     securities sold under
     agreements to repurchase                  421          21          400              (634)        (272)       (362)
Short-term borrowings                         (102)       (320)         218             1,271        1,353         (82)
Long-term borrowings                         1,012         775          237             2,619        2,862        (243)
-----------------------------------------------------------------------------------------------------------------------
         TOTAL INTEREST EXPENSE             11,534       3,694        7,840              (936)       3,845      (4,781)
                                          -----------------------------------------------------------------------------

CHANGE IN NET INTEREST INCOME(1)           $(3,159)     $  670      $(3,829)         $  3,518      $ 7,241     $(3,723)
                                          =============================================================================

(1) Tax-exempt income on loans and investments and related yield are shown on a fully taxable equivalent basis computed using the federal statutory tax rate of 35%.

(2)  Nonaccrual loans are included in the average outstanding balances.

OTHER INCOME

Promistar's other income growth has substantially contributed to the profitability of the Corporation in recent years. Management recognizes the importance of fee-based revenue growth in improving corporate profitability and to become less reliant on spread-based income. One of Promistar's key strategic goals is to seek and enhance areas which will broaden and diversify its revenue streams. Total other income, excluding security gains and nonrecurring branch sale gains increased $613,000, or 3.9% over 1999 to $16.2 million in 2000. In 2000, a one-time gain of $401,000 was realized on the sale of the Pleasant Hills community office in suburban Pittsburgh. During 1999, two branch locations were sold in Indiana County which resulted in a nonrecurring gain of $609,000. These three branches were sold as part of management's ongoing efforts to review branches to determine their fit with Promistar's strategy of providing more efficient delivery channels. Trust and investment management income continued strong growth performance and was up 8.3%, or $336,000 in 2000 over 1999 despite a weak stock market in 2000. Revenue gains in connection with investment advisory services offered by Promistar Investment Advisors, Inc. accounted for the majority of the year-over-year increase. This subsidiary experienced its first full year of operation in 2000. The ongoing expansion of the investment services area continues to be a major strategic focus for the Corporation. Assets under management, at cost, grew to $693.8 million at year-end 2000, a 4.0% increase over the prior year. The growth was accomplished due to a broadened customer base resulting from increased market penetration. Service fees are the most significant component of Promistar's other income, generating 63.3% of total other income in the current year, excluding security gains and the branch sale gain. Service fees declined $178,000, or 1.7%, during 2000 compared to 1999 due principally to a decrease of $949,000 in loan insurance commissions related to a lower level of loan activity in 2000. Within service fees, deposit account service charge fees rose $775,000 or 10.2% over 1999 offsetting some of the decline in loan fees. The higher level of deposit fees was generated primarily through continuing refinements in product pricing structure. The full-year impact of the integration of the former Philson customer base into Promistar's fee pricing structure also played a role in the year-over-year increase in deposit fees. In 2000, the other income component of total other income, excluding branch sale gains, increased $455,000, or 41.3% over 1999. The rise was mainly due to an increase in early redemption penalties on time deposits and proceeds received in connection with a legal settlement. Also contributing to the increase were fees of $83,000 recorded in 2000 related to Promistar's initial year partnership with First Security Group, which offers mutual funds and annuities through Promistar Bank's community banking offices. Total other income, including security gains and branch sale gains, increased 2.2% over 1999 to $16.6 million in 2000.

                                                  [PROMISTAR FINANCIAL LOGO]  49

Total other income, exclusive of security gains and the 1999 nonrecurring branch sale gain of $609,000, increased $1.2 million, or 8.6% in 1999 compared to 1998. Trust income experienced the largest percentage growth of the other income components, up 10.4% or $381,000 in 1999 over 1998. Revenue gains in connection with increased traditional trust business and employee benefit plans accounted for the 1999 increase. Service fees increased $775,000, or 8.1%, during 1999 compared to 1998 due primarily to higher ATM/debit card service income, a rise in loan insurance commissions and a higher level of deposit account fees. The other income component of total other income, excluding the branch sale gain in 1999, grew $80,000 or 7.8% to $1.1 million in 1999 compared to 1998 principally due to increased gains from the sale of certain loans. Total other income, including security gains and the 1999 branch sale gain, increased 10.0% over 1998 to $16.2 million in 1999.

Securities transactions income declined $50,000 in 2000 from the 1999 level of $86,000 which represented a decrease of $374,000 over 1998. The Corporation realized increased gains in 1998 related to called securities and sales of U.S. federal agency securities as part of a strategy involving the selling of securities likely to be called and reinvesting the proceeds into tax-exempt municipal issues. Generally, securities are acquired to provide interest income and to contribute to the management of interest rate risk and liquidity and are not bought and sold for profit taking. Sales may occur periodically when funding is required for loan growth or deposit outflows.

OTHER EXPENSES

Promistar continuously evaluates the efficiency of its operations to seek improved processes and delivery channels which will best serve its customers while reducing operating costs. Promistar's efficiency ratio, exclusive of nonrecurring items, was 57.8% in 2000 compared to 56.4% in 1999 and 58.8% in 1998. The efficiency ratio measures the ability to generate revenue in relation to expenditures. The increased ratio in 2000 over 1999 was primarily due to reduced revenue resulting from a decline in net interest income during 2000. A main strategic goal of Promistar is to improve efficiency by utilizing its resources more effectively to produce revenue. Total core expenses, which exclude nonrecurring charges of $6.7 million in 2000 and $4.6 million in 1999, declined by $48,000 or 0.1% in 2000 compared to 1999. This decrease occurred despite a $648,000 reduction of the deferral of loan origination costs as prescribed under SFAS No. 91 which resulted from a lower level of loan activity in 2000. Excluding the impact of the loan origination costs and nonrecurring items, total expenses declined $696,000 or 1.2% in 2000 compared to 1999. The lower expense level was primarily due to the successful implementation of targeted cost savings associated with the Philson acquisition and management's ongoing cost-containment efforts.

In 2000, nonrecurring charges of $6.7 million were incurred principally in connection with the fourth quarter corporate restructuring. The corporate restructuring costs consisted primarily of expenses relating to the corporate and affiliate name changes and the early retirement program. During 1999, nonrecurring charges of $4.6 million were incurred due to $4.2 million of reorganization expenses associated with the Philson merger and other one-time costs comprised mainly of severance payments and a legal settlement. The following discussion in the next paragraph excludes the impact of the 2000 and 1999 nonrecurring charges.

Total core salaries and benefits increased $481,000, or 1.7% in 2000 compared to 1999. The rise was due to the reduction of $648,000 in loan deferral costs in 2000. Excluding these costs in both years, core salaries and benefits would have declined $167,000, or 0.6% in 2000 versus 1999. This decrease was primarily due to a full-year impact of a reduction in staff in connection with the Philson merger and an increased emphasis on more efficient staffing levels throughout the Corporation. Full-time equivalent employees numbered 849 at year-end 2000 compared to 840 at year-end 1999. Promistar uses a sophisticated branch staffing model to increase utilization of part-time employees at the branch level. The model was designed as an efficiency measure to develop a more cost-effective delivery system by lowering costs while enhancing customer service throughout the branch network. Average assets per employee were $2.4 million in 2000 and 1999 compared to $2.2 million in 1998. A nominal decrease of 0.5% was experienced in occupancy expense in 2000 compared to 1999. Equipment expense increased 5.2% due to higher levels of ongoing technology-based investments. Amortization expense declined 6.3% due to scheduled depletion of intangible assets associated with prior acquisitions. Other core operating expenses declined 5.4% due mainly to decreased professional services costs along with declines in various other operating expense categories due in part to a full year impact of synergies derived from the Philson merger.

In 1999, total other expenses, excluding nonrecurring costs, increased 0.7% over 1998. Salaries and benefits, excluding nonrecurring charges, increased 2.3% in 1999 reflecting the impact of normal merit increases and a higher level of incentive payments. Full-time equivalent employees declined to 840 at year-end 1999 from 882 at year-end 1998 due to reduced staffing levels in connection with the Philson merger. Net occupancy expense rose 5.4% in 1999 due to various increases in building costs. Other core operating expenses declined 3.6% due primarily to decreased professional services costs and the partial year impact of synergies derived from the Philson merger. In 1998, total nonrecurring expenses were $975,000. These items consisted of merger expenses related to the Peoples merger in October 1998, severance payments, and costs related to a legal settlement.

PROVISION FOR INCOME TAXES

Income before taxes decreased $4.4 million, or 15.2%, in 2000, to $25.0 million after a $534,000, or 1.8%, decrease in 1999 compared to 1998. The effective tax rate was 27.4% in 2000 compared to 29.4% in 1999 and 29.9% in 1998. A higher proportion of tax-exempt interest income relative to lower pre-tax income in 2000 versus 1999 and the impact of nondeductible expenses paid in 1999 associated with the Philson merger were primarily responsible for the decreased effective tax rate in 2000 compared to 1999.

FINANCIAL CONDITION

LOAN PORTFOLIO

Promistar's loan portfolio is comprised of a balanced composition of commercial loans to small- to mid-sized businesses, consumer loans and residential mortgage loans. In 2000, average total loans, net of unearned interest, grew $38.6 million, or 2.6%, over 1999 to an average of $1.51 billion. The average loan increase was due to a higher level of consumer and commercial loans which was partially offset by a decline in residential mortgage loans. At year-end 2000, total loans outstanding, net of unearned income, were $1.52 billion, representing an increase of $3.1 million, or 0.2%, over year-end 1999. The 2000 increase followed a $189.1 million, or 14.3%, increase at year-end 1999 over 1998. Generally, loan growth has been somewhat below expectations in 2000 due to the higher interest rates arising from the monetary tightening actions of the Federal Reserve throughout 2000. Promistar's decline in residential mortgage lending has been typical of the activity experienced at most financial institutions in an increasing rate environment. Average consumer and commercial loan levels improved in 2000 over 1999 despite higher rates as lenders continue to target existing and potential customer relationship opportunities within Promistar's market area. Additionally, indirect consumer automotive lending growth was an area of strategic focus in 2000 as these loans accounted for most of the average year-over-year increase. Promistar has historically competed for loan assets primarily with local, super community, and money center banks. In 2000, a slowdown in economic activity and higher interest rates further intensified this competition. Promistar has not compromised any of its loan underwriting standards in response to this heightened competition. Promistar has no nationally syndicated or enterprise value technology credits in its market-centered loan portfolio nor does it have any significant loan concentrations. Promistar Bank has established a strong reputation and loyal client followings in its market area through specialized attention to service and an understanding of client needs. In order to profitably expand customer relationships and meet customer needs, Promistar offers a wide range of loan terms and maturities to its customer base. The Corporation then executes funding strategies and other balance sheet management techniques to optimize the related impact on operating results. As an example, Promistar has established secondary market relationships which allow the sale of certain longer-term loans. This enhances the Corporation's capability to manage its balance sheet more effectively both from a liquidity and risk perspective while providing the potential for fee gains related to the asset sales. In 2000, Promistar Bank sold some selected residential mortgage and consumer home equity loans to third parties as part of the aforementioned strategy. During 2001, Promistar believes flat to moderate loan growth is likely to occur in anticipation of a slowing economy. However, the declining interest rate environment initiated by the Federal Reserve in January 2001 and the prospect for additional interest rate easing throughout the year should serve as a stimulus for loan activity. The mortgage origination area in particular is poised to take advantage of the expected increase in the refinance market in 2001. Additionally, the 2000 restructuring of Promistar bank along two customer divisions (retail and commercial) and a renewed focus on data-based marketing techniques should allow Promistar to increase market share by delivering customized solutions to client needs through its full menu of product offerings.

At year-end 1999, total loans outstanding, net of unearned income, were $1.51 billion compared to $1.33 billion at year-end 1998. A higher level of home equity loans in 1999 accounted for most of the increase over 1998.

At December 31, 2000, Promistar's entire loan portfolio consisted of loans made to individuals and businesses located within its marketing region with the vast majority of these loans located in the Commonwealth of Pennsylvania. Promistar does not have any foreign loans. At December 31, 2000, Promistar did not have any loan concentrations in any category exceeding 10% of total loans.

The following table summarizes the composition of Promistar's loan portfolio by types of loans at December 31 for each of the years indicated.

(in thousands)                                   2000           1999              1998             1997            1996
--------------------------------------------------------------------------------------------------------------------------
Commercial, financial and agricultural       $  208,328      $  223,995       $  208,805        $  186,047     $  188,905
Real estate                                     826,753         868,729          716,451           670,104        615,294
Consumer                                        491,149         436,972          430,562           388,531        393,301
--------------------------------------------------------------------------------------------------------------------------
       TOTAL                                 $1,526,230      $1,529,696       $1,355,818        $1,244,682     $1,197,500
                                            ==============================================================================


                                                  [PROMISTAR FINANCIAL LOGO]  51

The following table shows Promistar's loan maturities by types of loans indicated, exclusive of residential and commercial real estate, consumer and lease financing loans, as of December 31, 2000.

                                                                        MATURING
                                              -------------------------------------------------------------
                                                               AFTER ONE
                                                WITHIN        BUT WITHIN           AFTER
(in thousands)                                 ONE YEAR       FIVE YEARS        FIVE YEARS         TOTAL
-----------------------------------------------------------------------------------------------------------
Commercial, financial and agricultural         $117,828        $ 68,014         $ 22,486          $208,328
Real estate construction                         16,487              --               --            16,487
                                              -------------------------------------------------------------
       TOTAL                                   $134,315        $ 68,014         $ 22,486          $224,815
                                              =============================================================

Commercial, financial, and agricultural loans due after one year and having floating or adjustable rates approximated $34 million.

Promistar's highly leveraged financings were not significant at December 31, 2000. Highly leveraged financings are defined as those credits that are extended for the acquisition or restructuring of an organization and are characterized by unusually high debt to total asset ratios. While it is recognized that these transactions carry a higher level of risk in some cases, the Corporation may originate or participate in this type of financing from time to time.

NONPERFORMING ASSETS AND RISK ELEMENTS

Promistar's nonperforming assets constitute nonperforming loans (loans 90 days or more past due, restructured loans and nonaccrual loans), other real estate owned, and repossessed assets (primarily automobiles). Total nonperforming assets as a percent of total assets were .76% at year-end 2000 compared to .53% at year-end 1999 and .46% at year-end 1998. Total nonperforming assets increased $4.8 million, or 43.2%, to $15.8 million at year-end 2000 compared to $11.0 million at year-end 1999. This increase followed a $2.1 million, or 23.8% increase at year-end 1999 compared to year-end 1998. The current year increase is primarily due to the addition of three nonperforming commercial relationships placed on nonaccrual status during 2000 totaling approximately $3.4 million at December 31, 2000. Subsequent to year-end 2000, one of the commercial relationships totaling approximately $1.0 million at December 31, 2000 has been resolved and liquidated. The other two relationships are fully collateralized. Accordingly, management does not expect to incur any significant losses in connection with these credits. The year-over-year nonperforming asset increase was also a result of a higher level of repossessed automobiles and nominal increases in consumer and residential mortgage loans 90 days or more past due. Management does not view the current year increase in nonperforming assets as indicative of a deteriorating economic trend. Other real estate owned increased $1.9 million at year-end 2000 due primarily to the foreclosure of a commercial property in connection with one commercial mortgage loan which previously was on nonaccrual status at year-end 1999. Promistar is currently pursuing the sale of this property. Promistar strives to maintain strong asset quality while managing internal and merger-related growth. Promistar's Asset Recovery function focuses on liquidation and repossession issues in conjunction with the pursuit of charged-off loan amounts. Additionally, Promistar utilizes an automated, centralized collection area to enhance collection efforts. The Special Assets area of Promistar concentrates on nonperforming commercial loans.

The following table provides information with respect to Promistar's past due loans and the components of its nonperforming assets at December 31 of each of the years indicated.

(dollars in thousands)                          2000             1999            1998           1997          1996
---------------------------------------------------------------------------------------------------------------------
Loans 90-days or more past due                $   850           $   582        $   694        $ 1,696        $ 1,014
Restructured loans                                210               212            264            266            317
Nonaccrual loans                               11,081             8,936          6,721          8,126         12,052
---------------------------------------------------------------------------------------------------------------------
       TOTAL NONPERFORMING LOANS               12,141             9,730          7,679         10,088         13,383
Other real estate owned                         2,418               502            615            711          1,024
Repossessed assets                              1,213               784            601          1,312            851
---------------------------------------------------------------------------------------------------------------------
       TOTAL NONPERFORMING ASSETS             $15,772           $11,016        $ 8,895        $12,111        $15,258
                                             ========================================================================
Nonperforming loans as a percent of total
loans, net of unearned income                   0.80%             0.64%          0.58%          0.85%          1.17%

Reviews of the commercial loan and commercial mortgage portfolios are conducted by Credit Department personnel to systematically evaluate the quality of the portfolio, to detect problems, and to provide an early warning system for loan deterioration. The accrual of interest on loans is discontinued when, in management's judgement, it is determined that the collectibility of interest, but not necessarily principal, is doubtful. Generally, commercial loans and residential mortgages are placed on a nonaccrual status when they become 90-days past due as to principal or interest. Consumer loans are generally placed on nonaccrual status when they become 120-days past due and are normally charged-off within 180 days of delinquency, when they are determined to be uncollectible and all collateral securing the loans has been liquidated. During 1999, the Corporation adopted the revised Federal Reserve policy specifying the charge-off criteria for certain consumer loans. The policy mandates the charge-off of open-end and closed-end consumer loans when they reach 180 and 120 days past due, respectively. The revised policy resulted from an update of the Uniform Retail Credit Classification and Account Management Policy which establishes standards for delinquent retail credits.

Interest income of $1.3 million, $1.0 million and $899,000 would have been recorded in 2000, 1999 and 1998, respectively, if nonaccrual and restructured loans were on a current basis in accordance with their original terms. Interest income of $419,000, $405,000 and $303,000 on nonaccrual and restructed loans was recorded in each of the years of 2000, 1999 and 1998, respectively. A loan generally remains on nonaccrual status until it becomes current as to principal and interest, except for consumer loans, which are returned to accrual status when they become less than 120 days past due. Loans determined to be uncollectible are charged off against the reserve for loan losses. A loan is classified as restructured when the terms have been modified because of deterioration in the financial position of the borrowers to provide for a reduction of either interest or principal.

The Corporation's Credit Department analyzes the financial stability of all large borrowers and pays particular attention to resolving certain problem or classified loans. A loan is generally considered classified due to a deterioration in the financial performance of the borrower. The Corporation had internally classified loans (other than nonperforming loans) totaling $14.7 million at December 31, 2000 compared to $20.4 million at December 31, 1999. However, these loans are currently performing, and based on a loan-by-loan review, historical performance, and current economic conditions, management does not expect any significant amount of classified loans to deteriorate to nonaccrual status. Classified loans are reviewed monthly by Promistar's Board of Directors.

RESERVE FOR LOAN LOSSES

The reserve for loan losses totaled $16.8 million at December 31, 2000 compared to $15.7 million at December 31, 1999 and $13.7 million at December 31, 1998. The reserve for loan losses is increased by provisions charged to earnings and is reduced by charge-offs, net of recoveries. The reserve for loan losses, as a percent of loans, net of unearned income was 1.10% at year-end 2000 compared to 1.03% at year-end 1999 and 1998. Net charge-offs increased $816,000 in 2000 over the prior year to $5.0 million, due to a higher level of commercial mortgage charge-offs mainly in connection with $789,000 charged off relative to one loan. This amount primarily represented a valuation adjustment on commercial property transferred to other real estate owned in 2000. Consumer and commercial loan charge-offs in 2000 were consistent with 1999 levels. Net charge-offs decreased $746,000 in 1999 compared to 1998 mainly due to a lower level of commercial loan charge-offs offset partially by increased consumer loan charge-offs. The increased consumer loans charged off in 1999 were mainly due to an early adoption of a Federal Reserve mandate to accelerate the charge off of certain unsecured consumer loans. Real estate charge-offs decreased due primarily to a lower level of residential loans charged off. The ratio of net charge-offs to average loans, net of unearned income, was .33% in 2000 compared to .28% in 1999 and .39% in 1998. The provision for loan losses was $6.1 million in 2000 and 1999 compared to $6.0 million in 1998. The coverage ratio (reserve to nonperforming loans) was 1.4x in 2000, 1.6x in 1999 and 1.8x in 1998. Management believes the reserve is adequate to cover losses inherent in the current loan portfolio. However, there can be no assurance that the Corporation will not incur losses in future periods which could be substantial in relation to the size of the reserve or in relation to the estimates set forth herein.

Based on management's loan-by-loan review, the past performance of the borrowers and current economic conditions, management does not anticipate any current losses related to nonaccrual, nonperforming or classified loans above what has already been considered in its overall judgment of the adequacy of the reserve. In determining the amount to be provided in the reserve for loan losses, management considers the volume of loans by type and prevailing economic conditions. As previously mentioned, Promistar's Credit Department employs a loan-by-loan review of a substantial portion of the banks' business loan portfolios. In addition, Promistar's historical experience with respect to charge-offs, delinquencies, and the level of the reserve are considered. Promistar's Credit Department utilizes a quantitative model to formally ascertain reserve levels at quarterly intervals. The model employs a disciplined methodology approach factoring in the various loan types and credit ratings within the commercial portfolio. Management's final assessment of the adequacy of the reserve involves considerations which are essentially judgmental and are not subject to mathematical formulation.


                                                  [PROMISTAR FINANCIAL LOGO]  53

The following table summarizes the activity in Promistar's reserve for loan losses for each of the years indicated.

                                                                        Years ended December 31
(dollars in thousands)                              2000           1999           1998           1997           1996
------------------------------------------------------------------------------------------------------------------------
TOTAL LOANS OUTSTANDING AT PERIOD END
     (NET OF UNEARNED INCOME)                    $1,517,947     $1,514,824     $1,325,741     $1,186,260     $1,140,591
                                                ========================================================================
Reserve for loan losses
     at beginning of year                        $   15,654     $   13,702     $   12,611     $   12,822     $   13,040
Reserve of acquired banks                                --             --             --             --            159
Loans charged off:
     Commercial, financial and agricultural            (341)          (376)        (1,669)        (1,639)          (664)
     Real estate                                     (2,375)        (1,411)        (1,643)          (900)          (452)
     Consumer                                        (3,410)        (3,373)        (2,530)        (2,620)        (2,652)
------------------------------------------------------------------------------------------------------------------------
           TOTAL LOANS CHARGED OFF                   (6,126)        (5,160)        (5,842)        (5,159)        (3,768)

Recoveries of loans previously charged off:
     Commercial, financial and agricultural              19            122             49             75            146
     Real estate                                        770            529            524            259            378
     Consumer                                           374            362            376            364            426
------------------------------------------------------------------------------------------------------------------------
           TOTAL RECOVERIES                           1,163          1,013            949            698            950

NET LOANS CHARGED OFF                                (4,963)        (4,147)        (4,893)        (4,461)        (2,818)

ADDITIONS TO RESERVE CHARGED TO OPERATIONS            6,060          6,099          5,984          4,250          2,441
------------------------------------------------------------------------------------------------------------------------
           RESERVE FOR LOAN LOSSES AT YEAR END   $   16,751     $   15,654     $   13,702     $   12,611     $   12,822
                                                ========================================================================

Ratio of net charge-offs during year
     to average loans, net of unearned income          0.33%          0.28%          0.39%          0.38%          0.25%
Reserve for loan losses as a percent of loans,
     net of unearned income                            1.10%          1.03%          1.03%          1.06%          1.12%
Reserve for loan losses
     to nonperforming loans                            1.4x           1.6x           1.8x           1.3x           1.0x

The following table summarizes the allocation of the reserve for loan losses at December 31 for the years indicated.

                             2000                 1999                 1998                  1997                1996
                       -----------------     ---------------      ----------------      ---------------     ---------------
                                  % OF                % OF                  % OF                 % OF               % OF
                                  LOANS               LOANS                 LOANS                LOANS              LOANS
                                TO TOTAL            TO TOTAL              TO TOTAL             TO TOTAL            TO TOTAL
(dollars in thousands) AMOUNT     LOANS      AMOUNT   LOANS       AMOUNT    LOANS       AMOUNT   LOANS      AMOUNT   LOANS
---------------------------------------------------------------------------------------------------------------------------
Commercial,
     financial
     and agricultural $ 2,660     13.6%     $ 3,307   14.6%      $ 3,989    15.4%      $ 3,605   15.0%     $ 4,331    15.8%
Real estate             5,637     54.2        4,906   56.8         4,295    52.8         3,987   53.8        3,732    51.4
Consumer                5,209     32.2        4,310   28.6         2,811    31.8         2,726   31.2        2,150    32.8
Unallocated             3,245       --        3,131     --         2,607      --         2,293     --        2,609      --
---------------------------------------------------------------------------------------------------------------------------
     TOTAL RESERVE    $16,751    100.0%     $15,654  100.0%      $13,702   100.0%      $12,611  100.0%     $12,822   100.0%
                     ======================================================================================================

Not withstanding the foregoing allocations, the entire reserve for loan losses is available to absorb charge-offs in any category of loans.

SECURITIES PORTFOLIO

Promistar's securities portfolio consists primarily of debt securities used to provide interest income and liquidity to the Corporation and to contribute to the management of interest rate risk. The portfolio does not contain any derivative investments or any investments in hedge funds. Investment securities, which are the Corporation's secondary use of funds, increased $39.4 million, or 10.9%, at year-end 2000 compared to 1999. Most of the increase was due to a higher level of mortgage-backed securities in the current year. Partially offsetting the increase in 2000 was a decline in corporate securities which consist of equity holdings and domestic corporate bonds. Also impacting the year-over-year increase in total securities was a gross fair value portfolio valuation improvement of $16.4 million at year-end 2000 compared to 1999. Most of the valuation increase occurred in the latter part of 2000 as the securities markets began to anticipate future interest rate reductions. Average securities increased $10.9 million, or 2.8% in 2000 compared to 1999. The increase was substantially due to securities purchased in 2000 through Promistar's Bedford Associates of Delaware, Inc. subsidiary. Total securities declined $73.9 million, or 17.0% at year-end 1999 compared to 1998. Most of the decline was due to decreases in U.S. Treasury and other U.S. Government agency securities. Additionally, the upward interest rate bias experienced throughout 1999 resulted in a gross fair value securities portfolio valuation decline of $20.1 million compared to year-end 1998. As a result of funding strategies utilizing the proceeds from matured and called securities to support loan growth, average securities declined $100.9 million, or 20.4% in 1999 compared to 1998. Two government agency securities totalling $50 million were purchased during the second quarter of 1999 in a balance sheet leveraging strategy designed to enhance net interest income by utilizing favorably priced wholesale funding. The yield on the securities portfolio, on a fully taxable equivalent basis, was 6.65% in 2000 compared to 6.60% in 1999 and 6.68% in 1998. Loans generally provide higher yields than securities, and sound loan expansion remains a fundamental growth strategy for Promistar. The securities portfolio is managed to enhance the overall yield on earning assets. Promistar's Asset/Liability Committee monitors the interest rate risk and liquidity of its various funding strategies in accordance with specific policy guidelines.

The following table summarizes the carrying value of Promistar's securities portfolio at December 31 for each of the years indicated.

(in thousands)                                              2000                1999             1998
---------------------------------------------------------------------------------------------------------
U.S. TREASURY AND OTHER U.S. GOVERNMENT AGENCIES:
     Available-for-sale                                   $200,873            $187,660          $170,097
     Held-to-maturity                                        2,000               1,999            99,515
STATES AND POLITICAL SUBDIVISIONS:
     Available-for-sale                                    111,070             105,766            97,700
     Held-to-maturity                                           --                  --             9,100
OTHER SECURITIES:
     Available-for-sale                                     87,309              66,457            49,157
     Held-to-maturity                                           --                  --            10,246
---------------------------------------------------------------------------------------------------------
           TOTAL                                          $401,252            $361,882          $435,815
                                                         ================================================

The following table summarizes the amortized cost and weighted average yields of Promistar's securities portfolio at December 31, 2000 by maturities of investments.

                                       WITHIN               AFTER ONE BUT           AFTER FIVE BUT
(dollars in thousands)                ONE YEAR              WITHIN FIVE YEARS      WITHIN TEN YEARS         AFTER TEN YEARS
---------------------------------------------------------------------------------------------------------------------------
                                   AMOUNT   YIELD(1)     AMOUNT  YIELD(1)       AMOUNT    YIELD(1)       AMOUNT    YIELD(1)
SECURITIES HELD TO MATURITY:
U.S. Treasury and other
       U.S. Government agencies  $    --        --%    $ 2,000    6.51%       $     --        --%      $     --         --%
SECURITIES AVAILABLE FOR SALE:
U.S. Treasury and other U.S.
       Government agencies        13,296      5.69      10,503    6.40         179,045      6.53             --         --
States and political
       subdivisions(2)             1,818      7.45      10,448    7.15          26,498      6.57         72,186       7.27
Other securities                      15      7.24      26,003    6.33             966      7.27         58,966       7.27
---------------------------------------------------------------------------------------------------------------------------
       TOTAL                     $15,129      5.90%    $48,954    6.53%       $206,509      6.54%      $131,152       7.27%
                                ===========================================================================================

(1) Weighted average yield is based on yield to maturity, which is the discount or premium rate that makes the present value of a bond's cash flow to maturity equal to the bond's market price.

(2) Yields on tax-exempt securities were computed on a fully taxable equivalent basis using the federal statutory tax rate of 35%.


                                                  [PROMISTAR FINANCIAL LOGO]  55

DEPOSITS

Promistar's primary funding source is its deposits. Promistar Bank offers a full range of deposit products, including personal and business checking and savings accounts, certificates of deposit and individual retirement accounts. As of June 30, 2000, the latest date for which FDIC deposit data is available, Promistar Bank held the leading market share position in the Johnstown, Pennsylvania Metropolitan Statistical Area (MSA) with a 27.25% share of total deposits. The Johnstown MSA is comprised of Cambria and Somerset Counties where approximately one half of Promistar Bank's total deposits are represented. Promistar Bank's deposits are not received from a single depositor or group of affiliated depositors, the loss of any one of which would have a material adverse effect on the Corporation. Promistar faces competition from banks, savings and loans, credit unions and other financial companies for deposits.

Average total deposits were $1.62 billion in 2000 compared to $1.58 billion in 1999 and $1.57 billion in 1998. At year-end 2000, total deposits increased $70.7 million or 4.4% compared to year-end 1999. Current deposit totals reflect a reduction of approximately $6.1 million due to deposits sold in connection with the sale of Promistar Bank's Pleasant Hills branch in the fourth quarter of 2000. Excluding the impact of the sold deposits, total deposits increased $76.8 million or 4.8% compared to year-end 1999. Non-interest-bearing demand deposits, excluding the impact of sold deposits, increased $3.6 million or 1.5% compared to year-end 1999. Interest-bearing deposits, excluding the impact of sold deposits, increased $73.2 million or 5.4% compared to year-end 1999. The increase in non-interest-bearing demand deposits is attributed to attracting new accounts through Promistar's ongoing sales focus and cross-selling into its existing customer base. The interest-bearing deposit increase was primarily driven by growth in certificates of deposit, interest-checking and individual retirement accounts which offset declines in savings and money market accounts. During 2000, Promistar targeted growth in its certificate of deposit product line by offering more aggressive rates for selected maturity terms. Promistar recognizes the costs of attracting and maintaining existing deposits is a continuously increasing expense in the banking industry and realizes such costs are necessary to maintain or grow market share. The Corporation has devoted considerable resources to refine its marketing division in 2000. During 2001, this key area of strategic focus will capitalize on Promistar's knowledge of its customers through enhanced database and market research techniques with the ultimate goal of increasing profitability and market share through more focused solutions to its client base. Promistar's primary deposit gathering strategy emphasizes growth in non-interest-bearing demand deposits and other lower cost core deposits. At year-end 1999, total deposits increased $17.0 million or 4.4% compared to 1998. The increase was principally due to interest-bearing deposit growth, primarily in time deposits.

The daily average amount of Promistar's deposits and the average rate paid on such deposits are summarized in the following table.

                                                                      Years Ended December 31
                                                   2000                        1999                         1998
                                             ------------------       -------------------          ---------------------
(dollars in thousands)                        AMOUNT      RATE         AMOUNT       RATE            AMOUNT         RATE
------------------------------------------------------------------------------------------------------------------------
Non-interest-bearing demand deposits       $  236,626        --%    $  235,918         --%       $  215,886          --%
Interest-bearing demand deposits              251,126       2.4        263,946        1.8           248,014         1.8
Savings deposits                              219,223       1.3        247,467        1.3           270,642         1.5
Time deposits                                 912,200       5.5        832,844        4.9           832,411         5.3
------------------------------------------------------------------------------------------------------------------------
     TOTAL                                 $1,619,175               $1,580,175                   $1,566,953
                                          ==============================================================================

The maturity schedule of Promistar's time certificates of deposit of $100,000 or more at December 31, 2000 is summarized below.

TIME CERTIFICATES OF DEPOSIT           (in thousands)
------------------------------------------------------
3 months or less                             $113,049
Over 3 through 6 months                        37,923
Over 6 through 12 months                       50,553
Over 12 months                                 38,886
------------------------------------------------------
       TOTAL                                 $240,411
                                            ==========

Short-Term Borrowings

The following table summarizes the distribution of Promistar's short-term borrowings, which are comprised of federal funds purchased, securities sold under agreements to repurchase, and other short-term borrowings. Repurchase agreements consist of retail repurchase agreements with terms of overnight to 29 days and repurchase agreements with the Federal Home Loan Bank. Also shown are the maximum amount of borrowings, the average amount of borrowings, and the weighted average interest rates paid on such borrowings for the last three years. During the fourth quarter of 2000, the Corporation incurred an aggregate total of $30.0 million in other short-term borrowings from two lenders in conjunction with the repurchase of 1,729,373 shares of its common stock.

(dollars in thousands)                                  2000             1999             1998
-------------------------------------------------------------------------------------------------
Amount outstanding at year end                        $ 70,398         $116,357         $ 39,199
Weighted average interest rate at year end                5.53%            4.85%            3.14%
Maximum amount outstanding at any month end            123,137          160,126          122,859
Average amount outstanding during the year              75,323           80,462           63,308
Weighted average interest rate during the year            5.20%            4.50%            4.72%

CAPITAL RESOURCES

The Corporation's primary source of capital has historically been retained earnings. Other sources may include the sale of common stock, long-term borrowings, and issuances of stock in connection with acquisitions. Promistar has developed a capital planning policy to ensure current capital adequacy and to plan for future needs. The general objective of the policy is to manage the capital position, not only to ensure compliance with regulations, but also to ensure capital adequacy for future expansion.

The Corporation has increased dividends for 33 consecutive years. Common dividends paid per share were $.83 in 2000 and $.71 in 1999. A common dividend of $.21 was paid for the first quarter of 2001. The Corporation's Common Stock attained a 51% total cumulative return during the five-year period from December 31, 1995 to December 31, 2000, assuming reinvestment of all dividends. Historical stock price performance is not necessarily indicative of future price performance.

LIQUIDITY AND MARKET RISK MANAGEMENT

LIQUIDITY

Liquidity focuses on the availability and price of funds in the market. Liquidity can be provided by either assets or liabilities. For Promistar, the primary sources of asset liquidity are cash, cash equivalents and maturing investments. Liability sources of liquidity include short- and long-term borrowings and the acquisition and growth of deposits. At December 31, 2000, cash and due from banks totaled $60.4 million compared to $65.8 million at December 31, 1999. Securities due to mature within one year were $19.1 million at December 31, 2000 compared to $22.8 million at December 31, 1999. Short-term borrowings at year-end 2000 totaled $70.4 million compared to $116.4 million at year-end 1999. Long-term borrowings at year-end 2000 were $151.0 million versus $150.0 million at year-end 1999.

Promistar Bank is a member of the FHLB. The FHLB provides an additional source of both short- and long-term funding, special funding for low-income housing lending, and various other correspondent bank services. The Corporation believes it has sufficient funding sources available from financial institutions and the financial markets should the need for additional funding develop.

Liquidity can be further analyzed by utilizing the Consolidated Statement of Cash Flows. During 2000, net cash used in financing activities was $21.8 million. This was primarily due to net decreases in short-term borrowings of $45.4 million, the purchase of treasury stock of $34.0 million, and payments for dividends of $13.5 million, partially offset by an increase in deposits of $70.7 million. Net cash used in investing activities was $27.6 million, consisting primarily of a $25.6 million increase in loans and $23.0 million for net securities transactions offset by a $21.5 million decrease in federal funds sold. Net cash provided by operating activities was $44.0 million. Overall, cash and cash equivalents decreased $5.4 million at year-end 2000 compared to year-end 1999.


                                                  [PROMISTAR FINANCIAL LOGO]  57

MARKET RISK MANAGEMENT

Market risk is the risk of losses resulting from adverse changes in market pricing and rates. Promistar's market risk is primarily its interest rate risk associated with its lending, deposit and borrowing functions as well as its investments in securities. Interest rate risk arises when interest rates on assets change in a different time period or in a different proportion from that of liabilities. Management actively monitors its interest rate sensitivity position with the primary objective to prudently structure the balance sheet so that movements of interest rates on assets and liabilities are highly correlated and produce a relatively constant net interest margin even in periods of volatile interest rates. Interest rate risk is considered by management to be Promistar's most significant market risk that could materially impact the Corporation's financial position or results of operations. In its normal course of business, Promistar is not exposed to other types of market risks such as risk associated with commodity prices or foreign currencies.

The following table sets forth, in summary form, Promistar's repricing analysis at December 31, 2000.

                                                                                    NON-RATE
                                                                                    SENSITIVE
                                       0-90          91-365         OVER 1-5        AND OVER
                                       DAYS           DAYS            YEARS          5 YEARS         TOTAL
-------------------------------------------------------------------------------------------------------------
Loans                              $  260,620      $  213,635      $  684,163      $  359,529     $1,517,947
Securities                              8,481          10,646          46,294         335,831        401,252
Other interest-earning assets          27,615              --              --              --         27,615
-------------------------------------------------------------------------------------------------------------
     TOTAL INTEREST-EARNING
       ASSETS                         296,716         224,281         730,457         695,360      1,946,814
-------------------------------------------------------------------------------------------------------------
Other assets                               --              --              --         123,524        123,524
-------------------------------------------------------------------------------------------------------------
     TOTAL ASSETS                  $  296,716      $  224,281      $  730,457      $  818,884     $2,070,338
                                  ===========================================================================
Demand deposits                    $  122,749      $       --      $  245,928      $  129,234     $  497,911
Savings deposits                        1,523           1,231         118,762          79,175        200,691
Interest-bearing time deposits        219,336         394,714         349,592           3,560        967,202
Short-term borrowings                  40,398          30,000              --              --         70,398
Long-term borrowings                       --              --           1,031         150,000        151,031
Other liabilities                          --              --              --          16,727         16,727
Shareholders' equity                       --              --              --         166,378        166,378
-------------------------------------------------------------------------------------------------------------
     TOTAL LIABILITIES AND
         SHAREHOLDERS' EQUITY      $  384,006      $  425,945      $  715,313      $  545,074     $2,070,338
                                  ===========================================================================
NET INTEREST SENSITIVITY GAP       $  (87,290)     $ (201,664)     $   15,144      $  273,810     $       --
                                  ---------------------------------------------------------------------------
NET CUMULATIVE INTEREST GAP        $  (87,290)     $ (288,954)     $ (273,810)     $       --     $       --
                                  ---------------------------------------------------------------------------

The information on the above table indicates the potential for interest rate adjustment on only a one-day position at year-end 2000. Loans and securities are based upon contractual repayments and maturities. Included in demand deposits are non-interest-bearing checking accounts, interest-bearing checking accounts, and money market investment accounts. Based on historical experience, it is assumed that demand deposits and savings deposits are stable core deposits.

While this static evaluation of interest rate sensitivity is useful, the repricing of various categories of assets and liabilities is subject to competitive and other pressures in each category of asset or liability. Accordingly, both the timing and magnitude of repricing may vary significantly, depending on the asset or liability as interest rates change. Therefore, static gap is not necessarily indicative of changes in net interest income that would actually occur due to changing market interest rates. As a result of these gap limitations, Promistar complements this analysis and puts considerable emphasis on computer simulations that incorporate a range of possible changes in the balance sheet, product pricing, and yield-curve movements to project the impact of changing interest rates on earnings.

One way to analyze interest-rate risk is to calculate the volume difference between interest rate sensitive assets and interest rate sensitive liabilities and then measure the effect a one-time, parallel yield curve shift of 200 basis points would have on net interest income. Except for accounts that are contractually variable rate products at specified intervals, demand deposits and savings deposits are considered non-rate sensitive given a 200 basis point yield curve shift. At December 31, 2000, Promistar's simulation analysis indicated that a 200 basis point decrease in interest rates would decrease projected net interest income by approximately $1.4 million for a one-year period. Additionally, the simulation analysis indicated that a 200 basis point increase in rates would reduce projected net interest income by approximately $3.3 million over the same period. These variances are within Promistar's policy guidelines. If these scenarios actually would occur, Promistar would likely take some actions to mitigate its exposure to the interest rate changes.

INFLATION

Assets and liabilities of a financial institution are monetary in nature. Accordingly, interest rates, which generally move with the rate of inflation, have potentially the most significant effect on Promistar's net interest income. Promistar attempts to limit inflation's impact on net interest spread through effective asset/liability management.

RECENT DEVELOPMENTS

ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires, among other things, that an entity recognizes all derivatives as either assets or liabilities in the statement of financial condition and measures those instruments at fair value. In June of 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133," which postponed the adoption date of SFAS No. 133. As such, the Corporation is not required to adopt SFAS No. 133 until fiscal year 2001. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of SFAS No. 133". This statement amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and hedging activities. The Corporation adopted these standards on January 1, 2001, however, since the Corporation does not currently use derivative financial instruments, the impact of adoption was negligible.

In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an interpretation of Accounting Principles Board Opinion (APB) No. 25". The interpretation is intended to provide accounting guidance involving stock compensation and to clarify certain problems that have arisen in practice since the issuance of APB No. 25 in October 1972. This interpretation was effective on July 1, 2000. The Corporation does have a stock-based compensation plan, however, the interpretation did not have any impact on the Corporation's financial position or results of operations in the current year.

In September 2000, the FASB issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS No. 140 replaces SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", issued in June 1996. It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125's provisions without reconsideration. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. SFAS No. 140 is to be applied prospectively with certain exceptions. Implementation of SFAS No. 140 is not expected to have a material effect on the Corporation's financial position or results of operations.


                                                  [PROMISTAR FINANCIAL LOGO]  59

MANAGEMENT'S REPORT ON INTERNAL CONTROL

Management has assessed its internal control structure over financial reporting as of December 31, 2000. The assessment was based on criteria for effective internal control over financial reporting described in "Internal
Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management believes that the Corporation maintained an effective internal control structure over financial reporting as of December 31, 2000.



                                          /s/ JOHN H. ANDERSON
                                          ------------------------------------
                                          John H. Anderson
                                          Chairman and
                                          Chief Executive Officer
                                          Promistar Financial Corporation


                                          /s/ BRIAN H. LEHMAN
                                          ------------------------------------
                                          Brian H. Lehman
                                          Senior Vice President and
                                          Chief Financial Officer
                                          Promistar Financial Corporation